Filed Pursuant to Rule 424(B)(3)
Registration No. 333-291983

JOINT LETTER TO STOCKHOLDERS OF RYERSON HOLDING CORPORATION AND SHAREHOLDERS OF OLYMPIC STEEL, INC.

Dear Stockholders:

On behalf of the boards of directors of Ryerson Holding Corporation (“Ryerson”) and Olympic Steel, Inc. (“Olympic Steel”), we are pleased to enclose this joint proxy statement/prospectus relating to the proposed all-stock acquisition of Olympic Steel by Ryerson. We are requesting that you take certain actions as a holder of Ryerson common stock (a “Ryerson stockholder”) or a holder of Olympic Steel common stock (an “Olympic Steel shareholder”), as applicable.

On October 28, 2025, Ryerson, Crimson MS Corp., a direct wholly owned subsidiary of Ryerson (“Merger Sub”), and Olympic Steel entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “merger agreement”), which provides for the all-stock acquisition of Olympic Steel by Ryerson. Upon the terms and subject to the conditions set forth in the merger agreement, Merger Sub will merge with and into Olympic Steel (the “merger”), with Olympic Steel continuing as the surviving corporation in the merger and a wholly owned subsidiary of Ryerson.

If the merger is completed, Olympic Steel shareholders will be entitled to receive, for each issued and outstanding share of common stock, without par value, of Olympic Steel (“Olympic Steel common stock”) owned by them immediately prior to the effective time of the merger (the “effective time”), 1.7105 shares (the “exchange ratio”) of common stock, par value $0.01 per share, of Ryerson (“Ryerson common stock”), with cash paid in lieu of fractional shares (collectively, the “merger consideration”), as further described in the joint proxy statement/prospectus accompanying this notice. Ryerson stockholders will continue to own their existing shares of Ryerson common stock. Upon completion of the merger, we estimate that Ryerson stockholders will own approximately 63.0% of the combined company and Olympic Steel shareholders will own approximately 37.0% of the combined company, on a fully diluted basis. As the exchange ratio is fixed, the market value of the merger consideration will fluctuate with the price of Ryerson common stock, and the difference between the market value of the merger consideration and the market value of Olympic Steel common stock will fluctuate with the market prices of Ryerson common stock and Olympic Steel common stock. Based on the 30-day-volume-weighted average price of Ryerson common stock on October 24, 2025, the value of the per share merger consideration payable to Olympic Steel shareholders upon completion of the merger was approximately $39.26, which is approximately $10.18 more than the closing price of Olympic Steel common stock on October 27, 2025. Based on the closing price of Ryerson common stock on January 12, 2026, the last trading day before the date of this joint proxy statement/prospectus accompanying this notice, the value of the per share merger consideration payable to Olympic Steel shareholders upon completion of the merger was approximately $48.42, which is approximately $0.20 more than the closing price of Olympic Steel common stock on January 12, 2026. We urge Ryerson stockholders and Olympic Steel shareholders to obtain current stock price quotations for Ryerson common stock and Olympic Steel common stock. Ryerson common stock is traded on the New York Stock Exchange under the symbol “RYI,” and Olympic Steel common stock is traded on Nasdaq under the symbol “ZEUS.”

Ryerson stockholders as of the close of business on January 12, 2026, the record date, are invited to virtually attend a special meeting of Ryerson stockholders (the “Ryerson special meeting”) on February 12, 2026, at 9:30 a.m. Eastern Time, via live audio-only webcast at www.proxydocs.com/RYI. At the Ryerson special meeting, Ryerson stockholders will be asked to consider and vote upon: (i) a proposal to approve the issuance of shares of Ryerson common stock in the merger (the “Ryerson issuance proposal”), and (ii) a proposal to approve one or more adjournments of the Ryerson special meeting to a later date or time, if necessary or appropriate, to permit the solicitation of additional votes or proxies if there are not sufficient votes to approve the Ryerson issuance proposal (the “Ryerson adjournment proposal”).

Olympic Steel shareholders, as of the close of business on January 9, 2026, the record date, are invited to virtually attend a special meeting of Olympic Steel shareholders (the “Olympic Steel special meeting”) on February 12, 2026, at 9:30 a.m. Eastern Time, via live audio-only webcast at meetnow.global/MX2LHPT. At the Olympic Steel special meeting, Olympic Steel shareholders will be asked to consider and vote upon: (i) a proposal to adopt the merger agreement (the “Olympic Steel merger proposal”), (ii) a non-binding advisory proposal to approve certain compensation that may be paid or become payable to Olympic Steel’s named executive officers that is based on or otherwise relates to the merger (the “Olympic Steel compensation proposal”) and (iii) a proposal to approve one or more adjournments of the Olympic Steel special meeting to a later date or time, if necessary or appropriate, to permit the solicitation of additional votes or proxies if there are not sufficient votes to approve the Olympic Steel merger proposal (the “Olympic Steel adjournment proposal”).

The Ryerson board of directors has, by a unanimous vote of those present, determined that the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Ryerson common stock in the merger, are advisable, fair to, and in the best interests of, Ryerson and its stockholders; has approved, by a unanimous vote of those present, adopted and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Ryerson common stock in the merger; and recommends that Ryerson stockholders vote “FOR” the Ryerson issuance proposal and “FOR” the Ryerson adjournment proposal.

The Olympic Steel board of directors has unanimously determined that the merger is fair to and in the best interests of Olympic Steel shareholders, approved and declared advisable the execution, delivery and performance of the merger agreement and the transactions contemplated thereby, including the merger, and directed that the merger agreement be submitted to Olympic Steel shareholders for adoption at a meeting of such stockholders and unanimously recommends that Olympic Steel shareholders vote “FOR” the Olympic Steel merger proposal, “FOR” the merger-related named executive officer compensation proposal and, if necessary or appropriate, “FOR” the adjournment proposal.

Ryerson and Olympic Steel cannot complete the merger unless, among other things, both Ryerson stockholders approve the Ryerson issuance proposal and Olympic Steel shareholders approve the Olympic Steel merger proposal.

Your vote is very important. To ensure your representation at your company’s special meeting, complete and return the applicable enclosed proxy card or submit your proxy by phone or the Internet. Please vote promptly, whether or not you expect to virtually attend your company’s special meeting. Submitting a proxy now will not prevent you from recasting your vote at your company’s special meeting.

The joint proxy statement/prospectus accompanying this notice is also being delivered to Olympic Steel shareholders as Ryerson’s prospectus for its offering of shares of Ryerson common stock in the merger.

The obligations of Ryerson and Olympic Steel to complete the merger are subject to the satisfaction or waiver of the conditions set forth in the merger agreement, a copy of which is included as part of the accompanying joint proxy statement/prospectus. The joint proxy statement/prospectus provides you with detailed information about the merger. It also contains or references information about Ryerson and Olympic Steel and certain related matters. You are encouraged to read the joint proxy statement/prospectus carefully and in its entirety. In particular, you should carefully read the section entitled “Risk Factors” beginning on page 37 of the joint proxy statement/ prospectus for a discussion of risks you should consider in evaluating the merger and the issuance of shares of Ryerson common stock in the merger.

Sincerely,	Sincerely,

Edward J. Lehner President and Chief Executive Officer Ryerson Holding Corporation	Richard T. Marabito Chief Executive Officer Olympic Steel, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities to be issued under the accompanying joint proxy statement/prospectus or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The joint proxy statement/prospectus is dated January 14, 2026 and is first being mailed to the Ryerson stockholders and Olympic Steel shareholders on or about January 14, 2026.

227 W. Monroe St., 27th Floor

Chicago, Illinois 60606

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

OF RYERSON HOLDING CORPORATION

TO BE HELD VIRTUALLY VIA LIVE AUDIO-ONLY WEBCAST ON FEBRUARY 12, 2026

Dear Stockholder,

You are cordially invited to attend a virtual-only special meeting of stockholders (the “Ryerson special meeting”) of Ryerson Holding Corporation (“Ryerson”) to be held on February 12, 2026, at 9:30 a.m. Eastern Time, via live audio-only webcast at www.proxydocs.com/RYI (the “Ryerson special meeting website”) to consider and vote on the following:

•

a proposal to approve the issuance of shares of common stock, par value $0.01 per share, of Ryerson (“Ryerson common stock”), pursuant to the terms of the Agreement and Plan of Merger, dated as of October 28, 2025 (as it may be amended from time to time, the “merger agreement”), by and among Ryerson, Crimson MS Corp., a direct wholly owned subsidiary of Ryerson (“Merger Sub”), and Olympic Steel, Inc. (“Olympic Steel”) (the “Ryerson issuance proposal”); and

•

a proposal to approve one or more adjournments of the Ryerson special meeting to a later date or time, if necessary or appropriate, to permit the solicitation of additional votes or proxies if there are not sufficient votes to approve the Ryerson issuance proposal (the “Ryerson adjournment proposal” and, together with the Ryerson issuance proposal, the “Ryerson proposals”).

The Ryerson special meeting will be held in a virtual meeting format only, via live audio-only webcast, and there will not be a physical meeting location. You will be able to attend the Ryerson special meeting online and vote your shares and submit questions electronically at the meeting by visiting the Ryerson special meeting website.

Stockholder approval of the Ryerson issuance proposal is required to complete the transactions contemplated by the merger agreement, including the merger of Merger Sub with and into Olympic Steel (the “merger”). Holders of Ryerson common stock (“Ryerson stockholders”) will also be asked to approve the Ryerson adjournment proposal. Ryerson will transact no other business at the Ryerson special meeting, except such business as may be properly brought before the Ryerson special meeting or any adjournment thereof by or at the direction of the board of directors of Ryerson (the “Ryerson board”) in accordance with the Ryerson bylaws. The record date for the Ryerson special meeting has been set as January 12, 2026. Only Ryerson stockholders of record as of the close of business on such record date are entitled to receive notice of, and to vote at, the Ryerson special meeting via the Ryerson special meeting website or any adjournment or postponement of the Ryerson special meeting. For additional information regarding the Ryerson special meeting, see the section entitled “Special Meeting of Ryerson Stockholders” beginning on page 56 of the joint proxy statement/prospectus accompanying this notice.

The Ryerson board recommends that Ryerson stockholders vote “FOR” the Ryerson issuance proposal and “FOR” the Ryerson adjournment proposal.

The accompanying joint proxy statement/prospectus describes the Ryerson proposals in more detail. Please refer to the attached document, including the merger agreement and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the Ryerson special meeting. You are encouraged to read the entire document carefully before voting. A summary of the merger agreement is included in the accompanying joint proxy statement/prospectus in the section entitled “The Merger Agreement” and a copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus, each of which is incorporated by reference into this notice to the same extent as if fully set forth herein. In addition, see the section entitled “Risk Factors” beginning on page 37 of the joint proxy statement/prospectus accompanying this notice for an explanation of the material risks associated with the merger and the other transactions contemplated by the merger agreement.

PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE RYERSON SPECIAL MEETING VIA THE RYERSON SPECIAL MEETING WEBSITE. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

If you have any questions concerning the Ryerson proposals, the merger or the accompanying joint proxy statement/prospectus, would like additional copies or need help voting your shares of Ryerson common stock, please contact Ryerson’s proxy solicitor:

Mackenzie Partners, Inc.

Email: proxy@mackenziepartners.com

Stockholders may call toll free: (800) 322-2885

Your vote is very important. The merger is conditioned on the approval of the Ryerson issuance proposal by the Ryerson stockholders. Approval of the Ryerson issuance proposal requires the affirmative vote of the holders of a majority of the shares of Ryerson common stock voting on such proposal. Ryerson stockholders are requested to complete, date, sign and return the enclosed proxy card in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes by phone or the Internet. Simply follow the instructions provided on the enclosed proxy card.

BY ORDER OF THE BOARD OF DIRECTORS,

Mark S. Silver

Executive Vice President, General Counsel and Chief Human Resources Officer

Ryerson Holding Corporation

22901 Millcreek Boulevard, Suite 650

Highland Hills, OH 44122

NOTICE OF THE SPECIAL MEETING OF SHAREHOLDERS OF

OLYMPIC STEEL, INC.

TO BE HELD VIRTUALLY VIA LIVE AUDIO-ONLY WEBCAST ON FEBRUARY 12, 2026

Dear Shareholder,

You are cordially invited to attend a virtual-only special meeting of shareholders (the “Olympic Steel special meeting”) Olympic Steel, Inc. (“Olympic Steel”) to be held on February 12, 2026, at 9:30 a.m. Eastern Time, via live audio-only webcast at meetnow.global/MX2LHPT (the “Olympic Steel special meeting website”), to consider and vote on the following:

•

a proposal to adopt the Agreement and Plan of Merger, dated as of October 28, 2025 (as it may be amended from time to time, the “merger agreement”), by and among Ryerson Holding Corporation (“Ryerson”), Crimson MS Corp. (“Merger Sub”) and Olympic Steel, providing for, among other things, the merger of Merger Sub with and into Olympic Steel (the “merger”), with each outstanding share of common stock, without par value, of Olympic Steel (“Olympic Steel common stock”) being converted into the right to receive 1.7105 shares of common stock of Ryerson, with cash paid in lieu of fractional shares, if applicable (the “Olympic Steel merger proposal”);

•

a non-binding advisory proposal to approve certain compensation that may be paid or become payable to Olympic Steel’s named executive officers that is based on or otherwise relates to the merger (the “Olympic Steel compensation proposal”); and

•

a proposal to approve one or more adjournments of the Olympic Steel special meeting to a later date or time, if necessary or appropriate, to permit the solicitation of additional votes or proxies if there are not sufficient votes to approve the Olympic Steel merger proposal (the “Olympic Steel adjournment proposal” and, together with the Olympic Steel merger proposal and the Olympic Steel compensation proposal, the “Olympic Steel proposals”).

The Olympic Steel special meeting will be held in a virtual meeting format only, via webcast, and there will not be a physical meeting location. You will be able to attend the Olympic Steel special meeting online and vote your shares and submit questions electronically at the meeting by visiting the Olympic Steel special meeting website.

Shareholder approval of the Olympic Steel merger proposal is required to complete the merger, as contemplated by the merger agreement. Holders of Olympic Steel common stock (“Olympic Steel shareholders”) will also be asked to approve the Olympic Steel compensation proposal and the Olympic Steel adjournment proposal. Olympic Steel will transact no other business at the Olympic Steel special meeting except such business as may be properly brought before the Olympic Steel special meeting or any adjournment thereof by or at the direction of the board of directors of Olympic Steel (the “Olympic Steel board”) in accordance with the Amended and Restated Code of Regulations of Olympic Steel. The record date for the Olympic Steel special meeting has been set as January 9, 2026. Only Olympic Steel shareholders of record as of the close of business on such record date are entitled to receive notice of, and to vote at, the Olympic Steel special meeting via the Olympic Steel special meeting website or any adjournment or postponement of the Olympic Steel special meeting. For additional information regarding the Olympic Steel special meeting, see the section entitled “Special Meeting of Olympic Steel Shareholders” beginning on page 64 of the joint proxy statement / prospectus accompanying this notice.

The Olympic Steel board unanimously recommends that Olympic Steel shareholders vote “FOR” the Olympic Steel merger proposal, “FOR” the Olympic Steel compensation proposal, and “FOR” the Olympic Steel adjournment proposal.

The accompanying joint proxy statement/prospectus describes the Olympic Steel proposals in more detail. Please refer to the attached document, including the merger agreement and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the Olympic Steel special meeting. You are encouraged to read the entire document carefully before voting. A summary of the merger agreement is included in the accompanying joint proxy statement/prospectus in the section entitled “The Merger Agreement” and a copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus, each of which is incorporated by reference into this notice to the same extent as if fully set forth herein. In addition, see the section entitled “Risk Factors” beginning on page 37 of the joint proxy statement/prospectus accompanying this notice for an explanation of the material risks associated with the merger and the other transactions contemplated by the merger agreement.

PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE OLYMPIC STEEL SPECIAL MEETING VIA THE OLYMPIC STEEL SPECIAL MEETING WEBSITE. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT / PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT / PROSPECTUS.

If you have any questions concerning the Olympic Steel proposals, the merger or the accompanying joint proxy statement/prospectus, would like additional copies or need help voting your shares of Olympic Steel common stock, please contact Olympic Steel’s proxy solicitor:

Mackenzie Partners, Inc.

Email: proxy@mackenziepartners.com

Stockholders may call toll free: (800) 322-2885

Your vote is very important. The merger is conditioned on the approval of the Olympic Steel merger proposal by the Olympic Steel shareholders. Approval of the Olympic Steel merger proposal requires the affirmative vote of a majority of the outstanding shares of Olympic Steel common stock entitled to vote on such proposal. Olympic Steel shareholders are requested to complete, date, sign and return the enclosed proxy card in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes by phone or the Internet. Simply follow the instructions provided on the enclosed proxy card.

BY ORDER OF THE BOARD OF DIRECTORS,

Christopher M. Kelly

Secretary

Olympic Steel, Inc.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about Ryerson Holding Corporation (“Ryerson”) and Olympic Steel, Inc. (“Olympic Steel”) from other documents that are not included in or delivered with this joint proxy statement/prospectus, including documents that Ryerson and Olympic Steel have filed with the U.S. Securities and Exchange Commission (“SEC”). For a listing of documents incorporated by reference herein, see the section entitled “Where You Can Find More Information.” This information is available for you to review free of charge at the SEC’s website at www.sec.gov.

You may request copies of this joint proxy statement/prospectus and any of the documents incorporated by reference herein or other information concerning Ryerson or Olympic Steel, without charge, upon written or oral request to the applicable company’s principal executive offices. The respective addresses and phone numbers of such principal executive offices are listed below.

For Ryerson Stockholders:	For Olympic Steel Shareholders:
Ryerson Holding Corporation 227 W. Monroe St. 27th Floor Chicago, Illinois Attention: Investor Relations (312) 292-5130	Olympic Steel, Inc. 22901 Millcreek Boulevard, Suite 650 Highland Hills, Ohio 44122 Attention: Investor Relations (216) 672-0522

To obtain timely delivery of these documents before the Ryerson special meeting (as defined in the section entitled “Questions and Answers about the Merger and the Special Meetings”), Ryerson stockholders must request the information no later than February 5, 2026 (which is five business days before the date of the Ryerson special meeting).

To obtain timely delivery of these documents before the Olympic Steel special meeting (as defined in the section entitled “Questions and Answers about the Merger and the Special Meetings”), Olympic Steel shareholders must request the information no later than February 5, 2026 (which is five business days before the date of the Olympic Steel special meeting).

In addition, if you have questions about the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, contact MacKenzie Partners, Inc., the proxy solicitor for Ryerson, at (800) 322-2885 or email proxy@mackenziepartners.com or MacKenzie Partners, Inc., the proxy solicitor for Olympic Steel at (800) 322-2885, or email proxy@mackenziepartners.com. You will not be charged for any of the documents that you request.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Ryerson (File No. 333-291983), constitutes a prospectus of Ryerson under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of Ryerson, par value $0.01 per share (“Ryerson common stock”), to be issued to Olympic Steel shareholders pursuant to the Agreement and Plan of Merger, dated as of October 28, 2025 (as it may be amended from time to time, the “merger agreement”), among Ryerson, Crimson MS Corp. (“Merger Sub”) and Olympic Steel.

This document also constitutes a notice of meeting and proxy statement of each of Ryerson and Olympic Steel under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Ryerson has supplied all information contained or incorporated by reference herein relating to Ryerson, and Olympic Steel has supplied all information contained or incorporated by reference herein relating to Olympic Steel. Ryerson and Olympic Steel have both contributed to the information relating to the merger contained in this joint proxy statement/prospectus.

Neither Ryerson nor Olympic Steel has authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this joint proxy statement/prospectus in connection with any vote, the giving or withholding of any proxy or any investment decision in connection with the merger. Ryerson and Olympic Steel take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This joint proxy statement/prospectus is dated January 14, 2026, and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference in this joint proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to Ryerson or Olympic Steel shareholders nor the issuance by Ryerson of shares of Ryerson common stock pursuant to the merger agreement will create any implication to the contrary.

All currency amounts referenced in this joint proxy statement/prospectus are in U.S. dollars unless otherwise indicated.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following are some questions that you, as a Ryerson stockholder or an Olympic Steel shareholder, as applicable, may have regarding the merger, the issuance of shares of Ryerson common stock to Olympic Steel shareholders in the merger, and the other matters being considered at the Ryerson special meeting and the Olympic Steel special meeting, and the answers to those questions. Ryerson and Olympic Steel urge you to carefully read the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger, the issuance of shares of Ryerson common stock in the merger, and the other matters being considered at the Ryerson special meeting and the Olympic Steel special meeting. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this document.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

You are receiving this joint proxy statement/prospectus because Ryerson, Olympic Steel and Merger Sub have entered into the merger agreement, which provides for an all-stock acquisition of Olympic Steel by Ryerson. This joint proxy statement/prospectus is dated January 14, 2026 and is first being mailed to the holders of Ryerson common stock (the “Ryerson stockholders”) and the holders of Olympic Steel common stock (the “Olympic Steel shareholders”) on or about January 14, 2026. Upon the terms and subject to the conditions set forth in the merger agreement, Merger Sub will merge with and into Olympic Steel, with Olympic Steel continuing as the surviving corporation in the merger and a direct wholly owned subsidiary of Ryerson. Your vote is required in connection with the merger.

The merger agreement, which governs the terms of the merger, is attached to this joint proxy statement/prospectus as Annex A.

In order to consummate the merger, among other things:

•	Ryerson stockholders must approve the issuance of shares of Ryerson common stock pursuant to the terms of the merger agreement (the “Ryerson issuance proposal”); and

•	Olympic Steel shareholders must adopt the merger agreement (the “Olympic Steel merger proposal”).

Ryerson is holding a virtual special meeting of its stockholders (the “Ryerson special meeting”) to obtain approval of the Ryerson issuance proposal. Ryerson stockholders will also be asked to vote on a proposal to approve one or more adjournments of the Ryerson special meeting to a later date or time, if necessary or appropriate, to permit the solicitation of additional votes or proxies if there are not sufficient votes to approve the Ryerson issuance proposal (the “Ryerson adjournment proposal” and, together with the Ryerson issuance proposal the “Ryerson proposals”).

Olympic Steel is holding a virtual special meeting of its shareholders (the “Olympic Steel special meeting”) to obtain approval of the Olympic Steel merger proposal. Olympic Steel shareholders will also be asked to vote on (i) a non-binding advisory proposal to approve certain compensation that may be paid or become payable to Olympic Steel’s named executive officers that is based on or otherwise relates to the merger (the “Olympic Steel compensation proposal”) and (ii) a proposal to approve one or more adjournments of the Olympic Steel special meeting to a later date or time, if necessary or appropriate, to permit the solicitation of additional votes or proxies if there are not sufficient votes to approve the Olympic Steel merger proposal (the “Olympic Steel adjournment proposal” and, together with the Olympic Steel merger proposal and the Olympic Steel compensation proposal, the “Olympic Steel proposals”).

Your vote is very important. We encourage you to submit a proxy to have your shares of Ryerson common stock or Olympic Steel common stock voted as soon as possible.

Q:	When and where will the special meetings take place?

A:

Ryerson. The Ryerson special meeting will be held virtually via live audio-only webcast on February 12, 2026, at 9:30 a.m Eastern Time. Ryerson stockholders will be able to attend the Ryerson special meeting online and vote their shares and submit questions electronically during the meeting by visiting www.proxydocs.com/RYI (the “Ryerson special meeting website”). Because the Ryerson special meeting is completely virtual and being conducted via live audio-only webcast, Ryerson stockholders will not be able to attend the meeting in person.

Olympic Steel. The Olympic Steel special meeting will be held virtually via live audio-only webcast on February 12, 2026, at 9:30 a.m Eastern Time. Olympic Steel shareholders will be able to attend the Olympic Steel special meeting online and vote their shares and submit questions electronically during the meeting by visiting meetnow.global/MX2LHPT (the “Olympic Steel special meeting website”). Because the Olympic Steel special meeting is completely virtual and being conducted via live audio-only webcast, Olympic Steel shareholders will not be able to attend the meeting in person.

Q:	What matters will be considered at the special meetings?

A:	Ryerson. The Ryerson stockholders are being asked to consider and vote on:

•	the Ryerson issuance proposal to approve the issuance of shares of Ryerson common stock to Olympic Steel shareholders in connection with the merger; and

•

the Ryerson adjournment proposal to approve one or more adjournments of the Ryerson special meeting to a later date or time, if necessary or appropriate, to permit the solicitation of additional votes or proxies if there are not sufficient votes to approve the Ryerson issuance proposal.

Olympic Steel. The Olympic Steel shareholders are being asked to consider and vote on:

•	the Olympic Steel merger proposal;

•

the Olympic Steel compensation proposal to approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to Olympic Steel’s named executive officers that is based on or otherwise relates to the merger; and

•

the Olympic Steel adjournment proposal to approve one or more adjournments of the Olympic Steel special meeting to a later date or time, if necessary or appropriate, to permit the solicitation of additional votes or proxies if there are not sufficient votes to approve the Olympic Steel merger proposal.

Q.	What will Olympic Steel shareholders receive if the merger is completed?

A.

As a result of the merger, each share of Olympic Steel common stock issued and outstanding immediately prior to the effective time of the merger (the “effective time”) (other than certain excluded shares) will be converted into the right to receive 1.7105 shares of Ryerson common stock and, if applicable, cash in lieu of fractional shares (the “merger consideration”). The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing of the merger (the “closing”).

See the sections entitled “The Merger—Consideration to Olympic Steel shareholders” beginning on page 72 and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration” beginning on page 122.

Q.	What will holders of Olympic Steel equity awards receive if the merger is completed?

A.	Olympic Steel RSU Awards

As of the effective time, each time-based restricted stock unit relating to shares of Olympic Steel common stock granted by Olympic Steel (each, an “Olympic Steel RSU”) that is outstanding immediately prior to the effective time will be assumed by Ryerson and converted into a restricted stock unit award representing a number of shares of Ryerson common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Olympic Steel common stock subject to such Olympic Steel RSU multiplied by (ii) 1.7105. Each assumed and converted Olympic Steel RSU will remain subject to the same terms and conditions that applied to such Olympic Steel RSU immediately prior to the effective time, including (a) accelerated vesting and payment as a result of the closing of the merger, if any, (b) any requirement for continued service, and (c) the holder’s right to make an election to receive cash in lieu of shares. If a holder of an Olympic Steel RSU elects to receive a cash settlement pursuant to the terms of an applicable Olympic Steel RSU award agreement in lieu of shares, such cash payment will equal the product of (i) the number of shares of Ryerson common stock subject to the assumed and converted restricted stock unit award multiplied by (ii) the closing price per share of Ryerson common stock on the closing date. Any such cash payments will be paid by Olympic Steel (or one of its affiliates) through its regular payroll practices within 30 days following the closing date.

Olympic Steel SERP RSUs

As of the effective time, each Olympic Steel RSU that was contributed to and used to fund a participant’s account balance in Olympic Steel’s Supplemental Executive Retirement Plan (“Olympic Steel SERP”) will be canceled and converted into a cash amount equal to (i) the product of (a) the number of shares of Olympic Steel common stock subject to such Olympic Steel RSU, multiplied by (b) 1.7105, multiplied by (ii) the closing price per share of Ryerson common stock on the closing date. The converted cash amount will be credited to the participant’s Olympic Steel SERP account, subject to the payment timing requirements and other terms of the Olympic Steel SERP.

Olympic Steel PSU Awards

As of the effective time, each performance stock unit relating to shares of Olympic Steel common stock granted by Olympic Steel subject to both time- and performance-based vesting conditions (each, an “Olympic Steel PSU”) that was outstanding immediately prior to the execution of the merger agreement and is outstanding as of immediately prior to the effective time will be canceled and converted into the right to receive a cash payment equal to (i) the product of (a) the number of shares of Olympic Steel common stock subject to such Olympic Steel PSU (assuming achievement based on actual performance for outstanding Olympic Steel PSUs granted in 2023 and deemed target levels of performance for outstanding Olympic Steel PSUs granted in 2024 and 2025), multiplied by (b) 1.7105, multiplied by (ii) the closing price per share of Ryerson common stock on the closing date, to be paid in cash by Olympic Steel (or one of its affiliates) through its regular payroll practices within 30 days following the closing date. Each Olympic Steel PSU that is granted following the execution of the merger agreement that is outstanding immediately prior to the effective time will be assumed by Ryerson and converted into a performance-based vesting restricted stock unit relating to a number of whole shares of Ryerson common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Olympic Steel common stock subject to such Olympic Steel PSU multiplied by (ii) 1.7105 and will remain subject to the same terms and conditions that applied to such Olympic Steel PSU immediately prior to the effective time (including continued service requirements).

Olympic Steel RSAs

As of the effective time, each Olympic Steel restricted stock award granted by Olympic Steel (each, an “Olympic Steel RSA”) that was outstanding immediately prior to the execution of the merger agreement and is outstanding as of immediately prior to the effective time will vest immediately prior to the effective time. Each Olympic Steel RSA granted following the date on which the merger agreement was executed that is outstanding as of immediately prior to the effective time will vest on a prorated basis based on the number of days that elapse between January 1 of the calendar year in which the grant date occurs and the effective time. At the effective time, each Olympic Steel RSA that vests in connection with the closing will be canceled and converted into the right to receive the merger consideration and all outstanding and unvested Olympic Steel RSAs will be automatically canceled and forfeited for no consideration.

Olympic Steel Cash Awards

As of the effective time, each time-based long-term cash incentive award granted under the Olympic Steel C-Suite Long Term Incentive Plan that is outstanding immediately prior to the effective time will be assumed by Ryerson and remain subject to the same terms and conditions that applied to such time-based long-term cash incentive award immediately prior to the effective time (including any requirement for continued service).

As of the effective time, each time- and performance-based long-term cash incentive award granted under the Olympic Steel C-Suite Long Term Incentive Plan prior to the date on which the merger agreement was executed that is outstanding immediately prior to the effective time will be canceled and converted into the right to receive a cash payment equal to the amount that would be owed under such performance-based cash award (based on actual performance levels for outstanding performance-based cash awards granted in 2023 and deemed target levels of performance for outstanding performance-based cash awards granted in 2024 and 2025) to be paid in cash in accordance with Olympic Steel’s (or one of its affiliates’) regular payroll practices within 30 days following the closing date. Each performance-based cash award that is granted following the execution of the merger agreement that is outstanding immediately prior to the effective time will be assumed by Ryerson and converted into a performance-based cash award and will remain subject to the same terms and conditions that applied to such performance-based cash award immediately prior to the effective time (including any requirement for continued service and performance-based vesting conditions).

Olympic Steel Phantom Awards

At the effective time, each phantom stock award granted under the Olympic Steel Amended and Restated 2007 Omnibus Incentive Plan (the “Olympic Steel Stock Plan”) that is outstanding immediately prior to the effective time (each, an “Olympic Steel Phantom Award”) will be assumed by Ryerson and converted into a phantom stock award with phantom units (rounded down to the nearest whole unit) representing a number of shares of Ryerson common stock equal to the product of (i) the number of phantom units subject to such Olympic Steel Phantom Award multiplied by (ii) 1.7105 and will otherwise remain subject to the same terms and conditions that applied to such Olympic Steel Phantom Award immediately prior to the effective time, provided, that (a) a portion of each Olympic Steel Phantom Award will vest on a prorated basis based on the number of days completed in the applicable performance period through the effective time, and the vested portion will be paid in cash within 30 days following the closing date in accordance with Olympic Steel’s (or one of its affiliates’) regular payroll practices, based on the per-share closing price of Ryerson common stock on the closing date and (b) a portion of the Olympic Steel Phantom Award that does not vest at the effective time will be assumed and remain outstanding and will remain subject to the same terms and conditions that applied to the Olympic Steel Phantom Award immediately prior to the effective time (including the requirement of continued service through the last day of the applicable performance period).

Metal-Fab Manager Long-Term Incentive Plan and Metal-Fab Manager Retention Incentive Plan

At the effective time, all other long-term cash awards granted under the Olympic Steel Stock Plan or otherwise will be treated in accordance with the terms of the applicable plan or award agreement, including awards outstanding under the Metal-Fab Manager Long-Term Incentive Plan and Metal-Fab Manager Retention Incentive Plan, which will remain outstanding and eligible to vest in accordance with, and subject to, the terms thereof, including that (i) a portion of the award will vest on a prorated basis based on the number of days in the performance period that have been completed on the closing date and (ii) the portion of the award that does not vest at the effective time will continue to be outstanding and subject to the same terms and conditions that applied prior to the effective time (including continued service requirements through the last day of the applicable performance period). The vested portion of any such award will be paid in cash within 30 days following the closing date in accordance with Olympic Steel’s (or one of its affiliates’) regular payroll practices.

Assumption of Olympic Steel Stock Plan

At the effective time, Ryerson will assume the Olympic Steel Stock Plan and will continue to maintain such assumed plan, including any subplans.

For additional information regarding the treatment of Olympic Steel equity awards, see the section entitled “The Merger Agreement—Treatment of Olympic Steel Equity Awards in the Merger” beginning on page 128.

Q.	What percentage ownership will Olympic Steel shareholders hold in the combined company immediately following the merger?

A.

Based on the number of issued and outstanding shares of Ryerson common stock as of October 24, 2025 and Olympic Steel common stock as of October 23, 2025, and the exchange ratio of 1.7105 shares of Ryerson common stock for each share of Olympic Steel common stock, Olympic Steel shareholders as of immediately prior to the effective time would hold, in the aggregate, approximately 37.0% of the issued and outstanding shares of the combined company immediately following the effective time, on a fully diluted basis. The exact percentage ownership of Olympic Steel shareholders in Ryerson immediately following the effective time will depend on the number of shares of Ryerson common stock and Olympic Steel common stock issued and outstanding immediately prior to the effective time and the number of issued and outstanding equity awards to be settled in shares of Ryerson common stock in the merger, as provided in the sections entitled “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration” beginning on page 127 and “The Merger Agreement—Treatment of Olympic Steel Equity Awards in the Merger” beginning on page 128.

Q:	How important is my vote as a Ryerson stockholder or an Olympic Steel shareholder?

A:	The votes of Ryerson stockholders and Olympic Steel shareholders are very important.

Ryerson. The merger cannot be completed unless the Ryerson issuance proposal is approved by the affirmative vote of the holders of a majority of the shares voting on the proposal. Only Ryerson stockholders as of the close of business on the record date are entitled to vote at the Ryerson special meeting. The board of directors of Ryerson (the “Ryerson board”) recommends that Ryerson stockholders vote “FOR” the Ryerson issuance proposal and “FOR” the Ryerson adjournment proposal.

Olympic Steel. The merger cannot be completed unless the Olympic Steel merger proposal is approved by the affirmative vote of a majority of the outstanding shares of Olympic Steel common stock entitled to vote on such proposal. Only Olympic Steel shareholders as of the close of business on the record date are entitled to vote at the Olympic Steel special meeting. The Olympic Steel board unanimously recommends that Olympic Steel shareholders vote “FOR” the Olympic Steel merger proposal, “FOR” the Olympic Steel compensation proposal and “FOR” the Olympic Steel adjournment proposal.

Q:	What Ryerson stockholder vote is required for the approval of the Ryerson issuance proposal and the Ryerson adjournment proposal?

A:

The Ryerson issuance proposal. Approval of the Ryerson issuance proposal requires the affirmative vote of the holders of a majority of the shares voting on the proposal. Abstentions or any failure by a Ryerson stockholder to vote (e.g., by not submitting a proxy and not voting at the Ryerson special meeting) will have no effect on the outcome of the Ryerson issuance proposal.

The Ryerson adjournment proposal. Approval of the Ryerson adjournment proposal requires the affirmative vote of the holders of a majority of the shares entitled to vote at the meeting who are present or represented by proxy. Abstentions will have the same effect as a vote “AGAINST” the adjournment proposal, while any failure by a Ryerson stockholder to vote (e.g., by not submitting a proxy and not voting at the Ryerson special meeting) will have no effect on the outcome of the Ryerson adjournment proposal. Approval of the Ryerson adjournment proposal is not a condition to the completion of the merger.

Broker non-votes will not occur at the Ryerson special meeting as all matters to be voted on are “non-routine.”

Q:	What Olympic Steel shareholder vote is required for the approval of the Olympic Steel merger proposal, the Olympic Steel compensation proposal and the Olympic Steel adjournment proposal?

A:

The Olympic Steel merger proposal. Approval of the Olympic Steel merger proposal requires the affirmative vote of a majority of the outstanding shares of Olympic Steel common stock entitled to vote on such proposal. Abstentions or any failure by an Olympic Steel shareholder to vote (e.g., by not submitting a proxy and not voting at the Olympic Steel special meeting) will have the same effect as a vote “AGAINST” the Olympic Steel merger proposal.

The Olympic Steel compensation proposal. Approval of the Olympic Steel compensation proposal, which is a non-binding advisory proposal, requires the affirmative vote of a majority of the shares of Olympic Steel common stock present via the Olympic Steel special meeting website or by proxy at the Olympic Steel special meeting and entitled to vote on such proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal. Any failure by an Olympic Steel shareholder to vote (e.g., by not submitting a proxy and not voting at the Olympic Steel special meeting) will have no effect on the outcome of the Olympic Steel compensation proposal. As an advisory vote, this proposal is not binding on Olympic Steel or the Olympic Steel board or Ryerson or the Ryerson board, and approval of this proposal is not a condition to the completion of the merger.

The Olympic Steel adjournment proposal. Approval of the Olympic Steel adjournment proposal requires the affirmative vote of a majority of the shares of Olympic Steel common stock present via the Olympic Steel special meeting website or by proxy at the Olympic Steel special meeting and entitled to vote on such proposal, whether or not a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the proposal. Any failure by an Olympic Steel shareholder to vote (e.g., by not submitting a proxy and not voting at the Olympic Steel special meeting) will have no effect on the outcome of the Olympic Steel adjournment proposal. Approval of this proposal is not a condition to the completion of the merger.

Broker non-votes will not occur at the Olympic Steel special meeting as all matters to be voted on are “non-routine.”

Q:	If my shares of Ryerson and/or Olympic Steel common stock are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote those shares for me?

A:

If your shares are held through a broker, bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” The “record holder” of such shares is your broker, bank or other nominee, and not you. If this is the case, this joint proxy statement/prospectus has been forwarded to you by your broker, bank or other nominee. You must provide the record holder of your shares with instructions on how to vote your shares. Otherwise, your broker, bank or other nominee cannot vote your shares on the Ryerson proposals or the Olympic Steel proposals to be considered at the Ryerson special meeting or the Olympic Steel special meeting, as applicable.

Under the current New York Stock Exchange (“NYSE”) and Nasdaq rules, brokers, banks or other nominees do not have discretionary authority to vote on any of the Ryerson proposals at the Ryerson special meeting or any of the Olympic Steel proposals at the Olympic Steel special meeting. Because all of the proposals for consideration at the Ryerson special meeting and Olympic Steel special meeting are “non-routine” there will not be any broker non-votes at the Ryerson special meeting or the Olympic Steel special meeting.

Q:	Who will count the votes?

A:

The votes at the Ryerson special meeting will be counted by an independent inspector of elections appointed by the Ryerson board. The votes at the Olympic Steel special meeting will be counted by an independent inspector of elections appointed by the Olympic Steel board.

Q:	Who do I contact if I am encountering difficulties attending the Ryerson special meeting or the Olympic Steel special meeting?

A:

Ryerson. Help and technical support for accessing and participating in the virtual meeting will be available by following the instructions on the virtual meeting website (www.proxydocs.com/RYI). If you encounter any difficulties accessing the Ryerson special meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting website login page (www.proxydocs.com/RYI). Please give yourself sufficient time to log in and ensure you can hear the streaming audio before the meeting starts.

Olympic Steel. Help and technical support for accessing and participating in the virtual meeting will be available by following the instructions on the virtual meeting website (meetnow.global/MX2LHPT). If you encounter any difficulties accessing the Olympic Steel special meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting website login page (meetnow.global/MX2LHPT). Please give yourself sufficient time to log in and ensure you can hear the streaming audio before the meeting starts.

Q:	How do the Ryerson and Olympic Steel boards recommend that I vote?

A:

Ryerson. The Ryerson board recommends that Ryerson stockholders vote “FOR” the Ryerson issuance proposal and “FOR” the Ryerson adjournment proposal. For additional information regarding how the Ryerson board recommends that Ryerson stockholders vote, see the section entitled “The Merger—Recommendation of the Ryerson Board of Directors and Reasons for the Merger” beginning on page 78.

Olympic Steel. The Olympic Steel board unanimously recommends that Olympic Steel shareholders vote “FOR” the Olympic Steel merger proposal, “FOR” the Olympic Steel compensation proposal and “FOR” the Olympic Steel adjournment proposal. For additional information regarding how the Olympic Steel board recommends that Olympic Steel shareholders vote, see the section entitled “The Merger—Recommendation of the Olympic Steel Board of Directors and Reasons for the Merger” beginning on page 88.

Q:	Do any of the officers or directors of Ryerson have interests in the merger that may differ from or be in addition to my interests as a Ryerson stockholder?

A:

Yes. In considering the recommendation of the Ryerson board that Ryerson stockholders vote to approve the Ryerson issuance proposal and the Ryerson adjournment proposal, Ryerson stockholders should be aware that Ryerson’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Ryerson stockholders generally. The Ryerson board was aware of and considered these differing interests, to the extent such interests existed at the time, among other matters, in evaluating and negotiating the merger agreement and the merger and in recommending that Ryerson stockholders approve the Ryerson issuance proposal and the Ryerson adjournment proposal. For additional information, see the section entitled “The Merger—Interests of Ryerson Directors and Executive Officers in the Merger” beginning on page 113.

Q:	Do any of the officers or directors of Olympic Steel have interests in the merger that may differ from or be in addition to my interests as an Olympic Steel shareholder?

A:

Yes. In considering the recommendation of the Olympic Steel board that Olympic Steel shareholders vote to approve the Olympic Steel proposals, Olympic Steel shareholders should be aware that Olympic Steel’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Olympic Steel shareholders generally.

The Olympic Steel board was aware of and considered these differing interests, to the extent such interests existed at the time, among other matters, in evaluating and negotiating the merger agreement and the merger and in unanimously recommending that Olympic Steel shareholders approve the Olympic Steel proposals. For additional information, see the section entitled “The Merger—Interests of Olympic Steel Directors and Executive Officers in the Merger” beginning on page 114.

Q:	Why are the Olympic Steel shareholders being asked to vote on named executive officer compensation?

A:

The SEC has adopted rules that require Olympic Steel to seek a non-binding advisory vote on certain compensation that may be paid or become payable to Olympic Steel’s named executive officers that is based on or otherwise relates to the merger. The vote is non-binding and will have no impact on the parties’ ability to complete the merger and the other transactions contemplated by the merger agreement. Olympic Steel urges its shareholders to read the section entitled “The Merger—Interests of Olympic Steel Directors and Executive Officers in the Merger” beginning on page 114.

Q:	Who is entitled to vote at the Ryerson special meeting and the Olympic Steel special meeting?

Ryerson special meeting. The Ryerson board has fixed January 12, 2026 as the record date for the Ryerson special meeting. All holders of record of shares of Ryerson common stock as of the close of business on the record date are entitled to receive notice of, and to vote at, the Ryerson special meeting via the Ryerson special meeting website or by proxy, provided that those shares remain outstanding on the date of the Ryerson special meeting. As of the record date, there were 32,211,943 shares of Ryerson common stock outstanding. Attendance at the Ryerson special meeting via the Ryerson special meeting website is not required to vote. Instructions on how to vote your shares without virtually attending the Ryerson special meeting are provided in this section below.

Olympic Steel special meeting. The Olympic Steel board has fixed January 9, 2026 as the record date for the Olympic Steel special meeting. All holders of record of shares of Olympic Steel common stock as of the close of business on the record date are entitled to receive notice of, and to vote at, the Olympic Steel special meeting via the Olympic Steel special meeting website or by proxy, provided that those shares remain outstanding on the date of the Olympic Steel special meeting. As of the record date, there were 11,261,678 shares of Olympic Steel common stock outstanding. Attendance at the Olympic Steel special meeting via the Olympic Steel special meeting website is not required to vote. Instructions on how to vote your shares without virtually attending the Olympic Steel special meeting are provided in this section below.

Q:	How many votes do I have?

A:

Ryerson stockholders. Each Ryerson stockholder of record is entitled to one vote for each share of Ryerson common stock held of record by such stockholder as of the close of business on the record date.

Olympic Steel shareholders. Each Olympic Steel shareholder of record is entitled to one vote for each share of Olympic Steel common stock held of record by such shareholder as of the close of business on the record date.

Q:	What constitutes a quorum for each of the Ryerson special meeting and the Olympic Steel special meeting?

A:

Quorum for Ryerson special meeting. The presence, via the Ryerson special meeting website or by proxy, of the holders of a majority of the outstanding shares of Ryerson common stock issued and outstanding and entitled to vote at the Ryerson special meeting will constitute a quorum for the transaction of business. If you submit a properly executed proxy card, even if you vote “AGAINST” the Ryerson proposals or “abstain” from voting on the Ryerson proposals, your shares of Ryerson common stock will be counted for purposes of calculating whether a quorum is present. Because all of the proposals for consideration at the Ryerson special meeting are “non-routine” under applicable NYSE rules, brokers, banks and other nominees do not have discretionary authority to vote on any of the Ryerson proposals and will not be able to vote on any of the Ryerson proposals absent instructions from the beneficial owner. Accordingly, there will be not be any broker non-votes at the Ryerson special meeting.

Quorum for Olympic Steel special meeting. The presence, via the Olympic Steel special meeting website or by proxy, of the holders of at least a majority of the outstanding shares of Olympic Steel common stock entitled to vote at the Olympic Steel special meeting will constitute a quorum for the transaction of business. If you submit a properly executed proxy card, even if you vote “AGAINST” the Olympic Steel proposals or “abstain” from voting on the Olympic Steel proposals, your shares of Olympic Steel common stock will be counted for purposes of calculating whether a quorum is present. Because all of the proposals for consideration at the Olympic Steel special meeting are “non-routine” under applicable Nasdaq rules, brokers, banks and other nominees do not have discretionary authority to vote on any of the Olympic Steel proposals and will not be able to vote on any of the Olympic Steel proposals absent instructions from the beneficial owner. Accordingly, there will not be any broker non-votes at the Olympic Steel special meeting.

Q:	What will happen to Ryerson as a result of the merger?

A:

If the merger is completed, shares of Ryerson common stock will continue to trade on the NYSE following the merger and Olympic Steel will be a direct wholly owned subsidiary of Ryerson. Ryerson and Olympic Steel have also agreed to certain governance matters relating to the board of directors and management of the combined company following the completion of the merger. See “The Merger—Board of Directors and Management of the Combined Company Following the Completion of the Merger” and “The Merger Agreement—Organizational Documents; Directors and Officers” beginning on pages 113 and 122, respectively, for more information.

Q:	What will happen to Olympic Steel as a result of the merger?

A:

If the merger is completed, Merger Sub will merge with and into Olympic Steel. As a result of the merger, the separate corporate existence of Merger Sub will cease, and Olympic Steel will continue as the surviving corporation in the merger as a direct wholly owned subsidiary of Ryerson. Furthermore, shares of Olympic Steel common stock will be delisted from Nasdaq and will no longer be publicly traded.

Q:	I own shares of Olympic Steel common stock. What will happen to those shares as a result of the merger?

A:

If the merger is completed, your shares of Olympic Steel common stock will be converted into the right to receive the merger consideration. All your shares of Olympic Steel common stock, when so converted, will cease to be outstanding and will automatically be cancelled. Each holder of shares of Olympic Steel common stock that were outstanding immediately prior to the effective time will cease to have any rights with respect to such shares of Olympic Steel common stock, except the right to receive the merger consideration, any dividends or distributions made with respect to shares of Ryerson common stock with a record date after the effective time, and any cash to be paid in lieu of any fractional shares of Ryerson common stock, in each case to be issued or paid upon the exchange of any certificates or book-entry shares of Olympic Steel common stock for merger consideration. For additional information, see the sections entitled “The Merger—Consideration to Olympic Steel shareholders” and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration.”

Q:	Where will the shares of Ryerson common stock that Olympic Steel shareholders receive in the merger be publicly traded?

A:

Assuming the merger is completed, the shares of Ryerson common stock that Olympic Steel shareholders receive in the merger, as well as the shares of Ryerson common stock held by Ryerson stockholders, will continue to be listed and traded on the NYSE under the ticker symbol “RYI.”

Q:	What happens if the merger is not completed?

A:

If the Olympic Steel merger proposal is not approved by Olympic Steel shareholders, if the Ryerson issuance proposal is not approved by Ryerson stockholders or if the merger is not completed for any other reason, Olympic Steel shareholders will not receive any merger consideration in connection with the merger, Ryerson will not issue shares of Ryerson common stock to Olympic Steel shareholders, and their shares of Olympic Steel common stock will remain outstanding. Olympic Steel will remain an independent public company, and Olympic Steel common stock will continue to be listed and traded on Nasdaq. If the merger agreement is terminated under specified circumstances, either Olympic Steel or Ryerson (depending on the circumstances) may be required to pay the other party a termination fee or other termination-related expense reimbursement payment. For a more detailed discussion of the termination-related fees, see “The Merger Agreement—Termination” beginning on page 153.

Q:	What happens if the Olympic Steel compensation proposal is not approved?

A:

The Olympic Steel compensation proposal is advisory and non-binding, and neither the merger nor the payment of any executive compensation is conditioned or dependent upon the approval of such proposal.

Q:	How can I vote my shares via the Ryerson special meeting website or the Olympic Steel special meeting website?

A:

Ryerson. Shares of Ryerson common stock held directly in your name as the stockholder of record as of the close of business on January 12, 2026, the record date, may be voted at the Ryerson special meeting via the Ryerson special meeting website. Please note that attendance alone at the Ryerson special meeting via the Ryerson special meeting website will not cause the voting of your shares; you must affirmatively vote by proxy or via the Ryerson special meeting website. If you choose to attend the Ryerson special meeting and vote your shares via the Ryerson special meeting website, you will need the control number located inside the control box on your notice or proxy card (the “Control Number”) as described in the Notice of Internet Availability of Proxy Materials (the “Internet Availability Notice”) or proxy card. After completion of your registration, further instructions, including a unique link to access the special meeting, will be emailed to such stockholder. If you are a beneficial owner of Ryerson common stock but not the stockholder of record of such shares of Ryerson common stock, and your broker, bank or other nominee has not provided you with a Control Number on the voting instruction form it furnishes you, you will need to obtain a Control Number from your broker, bank or other nominee holder of record giving you the right to vote the shares at the Ryerson special meeting.

Olympic Steel. Shares of Olympic Steel common stock held directly in your name as the shareholder of record as of the close of business on January 9, 2026, the record date, may be voted at the Olympic Steel special meeting via the Olympic Steel special meeting website. Please note that attendance alone at the Olympic Steel special meeting via the Olympic Steel special meeting website will not cause the voting of your shares; you must affirmatively vote by proxy or via the Olympic Steel special meeting website. If you choose to attend the Olympic Steel special meeting and vote your shares via the Olympic Steel special meeting website, you will need the control number included on your proxy card. If you are a beneficial owner of Olympic Steel common stock but not the shareholder of record of such shares of Olympic Steel common stock, and your broker, bank or other nominee has not provided you with a control number on the voting instruction form it furnishes you, you will need to obtain a control number from your broker, bank or other nominee holder of record giving you the right to vote the shares at the Olympic Steel special meeting.

Q:	How can I vote my shares without attending the special meetings?

A:

Ryerson. If you are a stockholder of record of Ryerson common stock as of the close of business on January 12, 2026, the record date, you can vote by proxy, phone, the Internet or mail by following the instructions provided in the enclosed proxy card. Please note that if you are a beneficial owner, you may vote by submitting voting instructions to your broker, bank or other nominee, or otherwise by following instructions provided by your broker, bank or other nominee. Phone and Internet voting may be available to beneficial owners. Please refer to the voting instruction form provided by your broker, bank or other nominee.

Olympic Steel. If you are a shareholder of record of Olympic Steel common stock as of the close of business on January 9, 2026, the record date, you can vote by proxy, phone, the Internet or mail by following the instructions provided in the enclosed proxy card. Please note that if you are a beneficial owner, you may vote by submitting voting instructions to your broker, bank or other nominee, or otherwise by following instructions provided by your broker, bank or other nominee. Phone and Internet voting may be available to beneficial owners. Please refer to the voting instruction form provided by your broker, bank or other nominee.

Q:	What is the difference between holding shares as a stockholder or shareholder of record and as a beneficial owner?

A:

Ryerson. If your shares of Ryerson common stock are registered directly in your name with Ryerson’s transfer agent, Equiniti Trust Company, LLC, you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a broker, bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in “street name.” Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

Olympic Steel. If your shares of Olympic Steel common stock are registered directly in your name with Olympic Steel’s transfer agent, Computershare Trust Company, N.A., you are considered the shareholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a broker, bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in “street name.” Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

Q:	Can I vote my shares at the special meeting if I am only a beneficial owner and not a stockholder or shareholder of record?

A:

If you are a beneficial owner of shares of Ryerson common stock or Olympic Steel common stock, you are also invited to attend the Ryerson special meeting or the Olympic Steel special meeting, respectively.

However, because you are not the Ryerson stockholder of record or Olympic Steel shareholder of record, unless your broker, bank or other nominee provides you with a Control Number on the voting instruction form it furnishes you, you will need to obtain a Control Number from your broker, bank or other nominee holder of record in order to vote your shares at the Ryerson special meeting or the Olympic Steel special meeting, respectively.

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials relating to the Ryerson special meeting and/or the Olympic Steel special meeting if you hold shares of both Ryerson common stock and Olympic Steel common stock or if you hold shares of Ryerson common stock and/or Olympic Steel common stock in “street name” and also directly in your name as a stockholder or shareholder of record or otherwise or if you hold shares of Ryerson common stock and/or Olympic Steel common stock in more than one brokerage account.

Direct holders (stockholders or shareholders of record). For shares of Ryerson common stock and/or Olympic Steel common stock held directly, complete, sign, date and return each proxy card (or cast your vote by phone or the Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/ prospectus in order to ensure that all of your shares of Ryerson common stock and/or Olympic Steel common stock are voted.

Shares in “street name.” For shares of Ryerson common stock and/or Olympic Steel common stock held in “street name” through a broker, bank or other nominee, follow the instructions provided by your broker, bank or other nominee to vote your shares.

Q:	I hold shares of both Ryerson common stock and Olympic Steel common stock. Do I need to vote separately for each company?

A:

Yes. You will need to separately follow the applicable procedures described in this joint proxy statement/ prospectus both with respect to the voting of shares of Ryerson common stock and with respect to the voting of shares of Olympic Steel common stock in order to effectively vote the shares of common stock you hold in each company.

Q:	If I give a proxy, how will my shares of Ryerson common stock or Olympic Steel common stock, as applicable, covered by the proxy be voted?

A:

If you provide a proxy with voting instructions, regardless of whether you provide that proxy by phone, the Internet or completing and returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your shares of Ryerson common stock or your shares of Olympic Steel common stock, as applicable, in the way that you indicate when providing your proxy in respect of the shares of common stock you hold in such company. When completing the phone or Internet processes or the proxy card, you may specify whether your shares of Ryerson common stock or Olympic Steel common stock, as applicable, should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the Ryerson special meeting or the Olympic Steel special meeting, as applicable.

Q:	How will my shares of Ryerson common stock or Olympic Steel common stock, as applicable, be voted if I return a blank proxy?

A:

Ryerson. If you sign, date and return your proxy and do not indicate how you want your shares of Ryerson common stock to be voted, then your shares of Ryerson common stock will be voted “FOR” the Ryerson issuance proposal and “FOR” the Ryerson adjournment proposal.

Olympic Steel. If you sign, date and return your proxy and do not indicate how you want your shares of Olympic Steel common stock to be voted, then your shares of Olympic Steel common stock will be voted “FOR” the Olympic Steel merger proposal, “FOR” the Olympic Steel compensation proposal and “FOR” the Olympic Steel adjournment proposal.

Q:	Can I change my vote after I have submitted my proxy?

A:

Ryerson. Yes. If you are a stockholder of record of Ryerson common stock as of the close of business on the record date, whether you vote by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the Ryerson special meeting in one of the following ways:

•	submit a new proxy card bearing a later date, which must be received by the deadline specified on the accompanying proxy card;

•	vote again by phone or the Internet at a later time by the deadline specified on the accompanying proxy card;

•

give written notice of your revocation to Ryerson’s Secretary at 227 W. Monroe St., 27th Floor, Chicago, Illinois 60606, which must be received before your proxy is voted at the Ryerson special meeting; or

•	attend the Ryerson special meeting and vote your shares via the Ryerson special meeting website.

Please note that your attendance at the meeting via the Ryerson special meeting website will not alone serve to revoke your previously submitted proxy; instead, you must vote your shares via the Ryerson special meeting website in order to do so.

If you are a beneficial owner of Ryerson common stock as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Olympic Steel. Yes. If you are a shareholder of record of Olympic Steel common stock as of the close of business on the record date, whether you vote by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the Olympic Steel special meeting in one of the following ways:

•	submit a new proxy card bearing a later date, which must be received by the deadline specified on the accompanying proxy card;

•	vote again by phone or the Internet at a later time by the deadline specified on the accompanying proxy card;

•

give written notice of your revocation to Olympic Steel’s Secretary at 22901 Millcreek Boulevard, Suite 650, Highland Hills, Ohio 44122, which must be received before your proxy is voted at the Olympic Steel special meeting; or

•	attend the Olympic Steel special meeting and vote your shares via the Olympic Steel special meeting website.

Please note that your attendance at the meeting via the Olympic Steel special meeting website will not alone serve to revoke your previously submitted proxy; instead, you must vote your shares via the Olympic Steel special meeting website in order to do so.

If you are a beneficial owner of Olympic Steel common stock as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q:	Where can I find the voting results of the special meetings?

A:

Within four business days following certification of the final voting results, Ryerson and Olympic Steel each intend to file the final voting results of its special meeting with the SEC in a Current Report on Form 8-K. A preliminary tally will also be reported at each special meeting; however, this tally will not be final and will be subject to change until reported by each company in its applicable Current Report on Form 8-K.

Q:	If I do not support the merger as a Ryerson stockholder and/or Olympic Steel shareholder, what are my rights?

A:

Ryerson stockholders. Ryerson stockholders may vote against the Ryerson issuance proposal if they do not support the merger. Under Delaware law, Ryerson stockholders are not entitled to appraisal rights in connection with the issuance of shares of Ryerson common stock as contemplated by the merger agreement.

Olympic Steel shareholders. Olympic Steel shareholders may vote against the Olympic Steel merger proposal if they do not support the merger. Because shares of Olympic Steel common stock are listed on Nasdaq and Olympic Steel shareholders are not required to receive consideration other than shares of Ryerson common stock, which are listed on the NYSE, and cash in lieu of fractional shares in the merger, Olympic Steel shareholders are not entitled to exercise appraisal rights under Ohio law in connection with the merger.

Q:	Are there any risks that I should consider as a Ryerson stockholder and/or Olympic Steel shareholder in deciding how to vote?

A:

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 37. You also should read and carefully consider the risk factors of Ryerson and Olympic Steel contained in the documents that are incorporated by reference in this joint proxy statement/prospectus.

Q:	What happens if I sell my shares before the special meetings?

A:

Ryerson stockholders. The record date for Ryerson stockholders entitled to vote at the Ryerson special meeting is earlier than the date of the Ryerson special meeting. If you transfer your shares of Ryerson common stock after the record date but before the Ryerson special meeting, you will, unless special arrangements are made, retain your right to vote at the Ryerson special meeting.

Olympic Steel shareholders. The record date for Olympic Steel shareholders entitled to vote at the Olympic Steel special meeting is earlier than the date of the Olympic Steel special meeting. If you transfer your shares of Olympic Steel common stock after the record date but before the Olympic Steel special meeting, you will, unless special arrangements are made, retain your right to vote at the Olympic Steel special meeting but will have transferred the right to receive the merger consideration to the person to whom you transferred your shares of Olympic Steel common stock.

Q:	What are the material U.S. federal income tax consequences of the merger to Olympic Steel shareholders?

A:

Ryerson and Olympic Steel intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes. Olympic Steel, Ryerson, and Merger Sub have agreed to use reasonable best efforts to (i) take or cause to be taken, and not knowingly fail to take, any action necessary for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) cause each of Ryerson and Olympic Steel to receive an opinion from its respective external counsel, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Ryerson’s obligation to complete the merger that Ryerson receive an opinion from Willkie Farr & Gallagher LLP, counsel to Ryerson, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Olympic Steel’s obligation to complete the merger that Olympic Steel receive an opinion from Jones Day, counsel to Olympic Steel, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The foregoing opinions of counsel will be based on, among other things, certain representations made by Ryerson and Olympic Steel and certain assumptions, all of which must be consistent with the state of facts existing at the time of the merger. If any of these representations and assumptions are, or become, inaccurate or incomplete, such opinions may be invalid, and the conclusions reached therein could be jeopardized. In addition, such opinions of counsel are not free from doubt. An opinion of counsel represents counsel’s best legal judgment and is not binding on the Internal Revenue Service (the “IRS”) or the courts, which may not agree with the conclusions set forth in such opinion.

If the merger qualifies as a reorganization, then U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 157) of shares of Olympic Steel common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon receipt of Ryerson common stock in exchange for Olympic Steel common stock in the merger (other than gain or loss, if any, with respect to any cash received in lieu of a fractional share of Ryerson common stock). The material U.S. federal income tax consequences of the merger are discussed in more detail in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 157. The discussion of the material U.S. federal income tax consequences contained in this joint proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger that may vary with, or are dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws or any U.S. federal tax laws other than U.S. federal income tax laws.

TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q:	When is the merger expected to be completed?

A:

Ryerson and Olympic Steel are working to complete the merger as quickly as possible. Subject to the satisfaction or waiver of the conditions described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger,” including the approval of the Olympic Steel merger proposal by Olympic Steel shareholders at the Olympic Steel special meeting and the approval of the Ryerson issuance proposal by Ryerson stockholders at the Ryerson special meeting, the transaction is expected to close in early 2026. However, neither Ryerson nor Olympic Steel can predict the actual date on which the merger will be completed, nor can the parties assure that the merger will be completed, because completion is subject to conditions beyond either company’s control. In addition, if the merger is not completed by April 28, 2026 (or July 28, 2026, if extended pursuant to the merger agreement), either Ryerson or Olympic Steel may choose not to proceed with the merger by terminating the merger agreement.

Q:	What are the conditions to the completion of the merger?

A:

The merger is subject to a number of conditions to closing as specified in the merger agreement. These closing conditions include, among others, that (i) the Ryerson issuance proposal must have been approved by Ryerson stockholders, (ii) the Olympic Steel merger proposal must have been approved by Olympic Steel shareholders, (iii) any applicable waiting period, together with any voluntary extensions thereof, under the HSR Act must have been expired or been terminated, (iv) no governmental entity of competent jurisdiction in which the parties or their subsidiaries have material assets or material business operations has issued any law or order that prohibits, restrains or makes illegal the consummation of the merger that is still in effect, (v) the registration statement, of which this joint proxy statement/prospectus forms a part, must have been declared effective by the SEC under the Securities Act and must not be the subject of any stop order and (vi) the shares of Ryerson common stock issuable to Olympic Steel shareholders pursuant to the merger agreement must have been approved for listing on the NYSE, subject to official notice of issuance.

More information may be found in “The Merger Agreement— Conditions to the Completion of the Merger” beginning on page 151.

Q:	If I am an Olympic Steel shareholder, how will I receive the merger consideration to which I am entitled?

A:

If you are a holder of physical (or paper) certificates that represent eligible shares of Olympic Steel common stock (“Olympic Steel common stock certificates”), as promptly as reasonably practicable after the effective time, Equiniti Trust Company, LLC (the “exchange agent”) will mail you a notice advising you of the effectiveness of the merger and a letter of transmittal and instructions for the surrender of your Olympic Steel common stock certificates. After receiving a duly completed and validly executed letter of transmittal in accordance with the instructions, and such other documents as the exchange agent may reasonably require, the exchange agent will send to you (i) a statement reflecting the aggregate whole number of shares of Ryerson common stock (which will be in uncertificated book-entry form) that you have the right to receive pursuant to the merger agreement and (ii) the cash payable to you in lieu of any fractional shares of Ryerson common stock.

If you are a holder of book-entry shares representing eligible shares of Olympic Steel common stock (“Olympic Steel book-entry shares”) that are held through the Depository Trust Company (“DTC”), the exchange agent will transmit to DTC or its nominees, as promptly as reasonably practicable on or after the closing date, the merger consideration and cash in lieu of any fractional shares of Ryerson common stock that DTC has the right to receive pursuant to the merger agreement.

If you are a holder of record of Olympic Steel book-entry shares that are not held through DTC, the exchange agent will deliver to you, as promptly as reasonably practicable after the effective time, (i) a notice advising you of the effectiveness of the merger, (ii) a statement reflecting the aggregate whole number of shares of Ryerson common stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the merger agreement and (iii) the cash payable to you in lieu of any fractional shares of Ryerson common stock.

No interest will be paid or accrued on any amount payable for shares of Olympic Steel common stock eligible to receive the merger consideration pursuant to the merger agreement.

For additional information on the exchange of Olympic Steel common stock for the merger consideration, see the section entitled “The Merger Agreement—Payment for Securities; Exchange.”

Q:	If I am a holder of Olympic Steel common stock certificates, do I need to send in my Olympic Steel common stock certificates at this time to receive the merger consideration?

A:

No. Please DO NOT send your Olympic Steel common stock certificates with your proxy card. You should carefully review and follow the instructions set forth in the letter of transmittal, which will be mailed to you separately from the proxy materials, regarding the surrender of your stock certificates.

Q:	Will I receive a dividend during the pendency of the merger?

A:

Olympic Steel is permitted to pay regular quarterly dividends of up to $0.16 per share to its shareholders during the pendency of the merger. Ryerson is permitted to pay regular quarterly dividends of up to $0.1875 per share to its stockholders during the pendency of the merger. The declaration of any dividends by each of Olympic Steel and Ryerson is subject to the approval of their respective boards of directors.

Q:	Will the combined company continue to pay a dividend after the completion of the merger?

A:

After the completion of the merger, decisions on whether, when and in which amounts to declare and pay any future dividend, whether fixed, variable or any combination thereof, will remain in the discretion of the combined company’s board of directors.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

Ryerson. The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the Ryerson board for use at the Ryerson special meeting and Ryerson pays the expenses of soliciting the proxies. Ryerson has retained MacKenzie Partners, Inc. (“MacKenzie”) to assist in the solicitation process. Ryerson will pay MacKenzie a fee of up to $17,500, as well as reasonable and customary documented expenses. Ryerson also has agreed to indemnify MacKenzie against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Olympic Steel. The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the Olympic Steel board for use at the Olympic Steel special meeting and Olympic Steel pays the expenses of soliciting the proxies. Olympic Steel has retained MacKenzie to assist in the solicitation process. Olympic Steel will pay MacKenzie a fee of approximately $17,500, as well as reasonable and customary documented expenses. Olympic Steel also has agreed to indemnify MacKenzie against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Q:	What is “householding”?

A:

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Ryerson common stock but who share the same address, Ryerson has adopted a procedure approved by the SEC called “householding.” Under this procedure, certain stockholders of record who have the same address and last name will receive only one copy of this joint proxy statement/prospectus until such time as one or more of these stockholders notifies Ryerson that they want to receive separate copies. In addition, the broker, bank or other nominee for any stockholder who is a beneficial owner of Ryerson common stock may deliver only one copy of this joint proxy statement/prospectus to multiple stockholders who share the same address, unless that broker, bank or other nominee has received contrary instructions from one or more of the Ryerson stockholders. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Ryerson stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

To reduce the expense of delivering duplicate proxy materials to shareholders who may have more than one account holding Olympic Steel common stock and who share the same address, Olympic Steel has adopted a procedure approved by the SEC called “householding.” Under this procedure, certain shareholders of record who have the same address and last name will receive only one copy of this joint proxy statement/prospectus until such time as one or more of these shareholders notifies Olympic Steel that they want to receive separate copies. In addition, the broker, bank or other nominee for any shareholder who is a beneficial owner of Olympic Steel common stock may deliver only one copy of this joint proxy statement/prospectus to multiple shareholders who share the same address, unless that broker, bank or other nominee has received contrary instructions from one or more of the Olympic shareholders. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Olympic shareholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

Q:	What should I do now?

A:

You should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, and return your completed, signed and dated proxy card by mail in the enclosed postage-paid envelope or submit your voting instructions by phone or the Internet as soon as possible so that your shares of Ryerson common stock and/or Olympic Steel common stock will be voted in accordance with your instructions.

Q:	Who can answer my questions about the Ryerson special meeting and/or Olympic Steel special meeting or the transactions contemplated by the merger agreement?

A:

Ryerson stockholders. If you have any questions about the Ryerson special meeting or the information contained in this joint proxy statement/prospectus or desire additional copies of this joint proxy statement/ prospectus or additional proxies, contact Ryerson’s proxy solicitor:

MacKenzie Partners, Inc.

Stockholders may call toll free: (800) 322-2885

Email: proxy@mackenziepartners.com

Olympic Steel shareholders. If you have questions about the Olympic Steel special meeting or the information contained in this joint proxy statement/prospectus, or desire additional copies of this joint proxy statement/prospectus or additional proxies, contact Olympic Steel’s proxy solicitor:

MacKenzie Partners, Inc.

Stockholders may call toll free: (800) 322-2885

Email: proxy@mackenziepartners.com

Q:	Where can I find more information about Ryerson, Olympic Steel and the merger?

A:

You can find out more information about Ryerson, Olympic Steel and the merger by reading this joint proxy statement/prospectus and, with respect to Ryerson and Olympic Steel, from various sources described in the section entitled “Where You Can Find More Information,” beginning on page 198, including where you can find Olympic Steel’s and Ryerson’s filings with the SEC.

SUMMARY

This summary highlights selected information included in this joint proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this joint proxy statement/ prospectus and its annexes carefully and in its entirety, as well as the other documents to which Ryerson and Olympic Steel refer before you decide how to vote with respect to the proposals to be considered and voted on at the Ryerson special meeting or the Olympic Steel special meeting, as applicable. In addition, Ryerson and Olympic Steel incorporate by reference important business and financial information about Ryerson and Olympic Steel into this joint proxy statement/prospectus, as further described in the section entitled “Where You Can Find More Information” beginning on page 198. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 198. Each item in this summary includes a page reference directing you to a more complete description of that item in this joint proxy statement/prospectus.

Information About the Companies (page 54)

Ryerson Holding Corporation

227 W. Monroe St., 27th Floor

Chicago, Illinois 60606

Telephone: (312) 292-5000

Ryerson is a metals service center providing value-added processing and distribution of industrial metals with operations in the United States, Canada, Mexico, and China. Ryerson purchases large quantities of metal products from primary producers and sells these materials in smaller quantities to a wide variety of metals-consuming industries. Ryerson carries a full line of approximately 75,000 products in stainless steel, aluminum, carbon steel, and alloy steels and a limited line of nickel and red metals in various shapes and forms. In addition to Ryerson’s metals products, it offers numerous value-added processing and fabrication services, and nearly 80% of the metals products it sells are processed by Ryerson by bending, beveling, blanking, blasting, burning, cutting-to-length, drilling, flattening, forming, grinding, laser cutting, machining, notching, painting, polishing, punching, rolling, sawing, shearing, slitting, stamping, tapping, threading, welding, or other techniques to process materials to a specified thickness, length, width, shape, and surface quality pursuant to specific customer orders. Ryerson common stock is listed on the NYSE, trading under the symbol “RYI.”

For additional information about Ryerson and its subsidiaries, see the documents incorporated by reference in this joint proxy statement/prospectus in the section entitled “Where You Can Find More Information” beginning on page 198.

Olympic Steel, Inc.

22901 Millcreek Boulevard, Suite 650

Highland Hills, Ohio, 44122

Telephone: (216) 672-0522

Olympic Steel is a leading metals service center focused on the direct sale and value-added processing of carbon and coated sheet, plate and coil products; stainless steel sheet, plate, bar and coil; aluminum sheet, plate and coil; pipe, tube, bar, valves and fittings, tin plate and metal-intensive end-use products. Olympic Steel provides metals processing and distribution services for a wide range of customers. Olympic Steel common stock is listed on Nasdaq, trading under the symbol “ZEUS.”

For additional information about Olympic Steel and its subsidiaries, see the documents incorporated by reference in this joint proxy statement/prospectus in the section entitled “Where You Can Find More Information” beginning on page 198.

Crimson MS Corp.

c/o Ryerson Holding Corporation

227 W. Monroe St., 27th Floor

Chicago, Illinois 60606

Telephone: (312) 292-5000

Merger Sub is a direct wholly owned subsidiary of Ryerson. Upon the completion of the merger, Merger Sub will cease to exist. Merger Sub was incorporated in Ohio on October  22, 2025 for the sole purpose of effecting the merger.

The Combined Company

Upon the completion of the merger, Olympic Steel will be a direct wholly owned subsidiary of Ryerson and its shares of common stock will cease trading on Nasdaq. The combined company will retain Ryerson’s current headquarters in Chicago, Illinois. Ryerson and Olympic Steel have also agreed to certain governance matters relating to the board of directors and management of the combined company following the completion of the merger. See “The Merger—Board of Directors and Management of the Combined Company Following the Completion of the Merger” below and “The Merger Agreement—Organizational Documents; Directors and Officers” for more information.

The Merger and the Merger Agreement (pages 72 and 126)

The terms and conditions of the merger are contained in the merger agreement, which is the legal document that governs the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference herein in its entirety. Ryerson and Olympic Steel encourage you to read the merger agreement carefully and in its entirety.

The Ryerson board, by a unanimous vote of those present, and the Olympic Steel board, unanimously, has approved the merger agreement and the transactions contemplated by the merger agreement. Pursuant to the terms and subject to the conditions included in the merger agreement, Ryerson has agreed to acquire Olympic Steel by means of a merger of Merger Sub with and into Olympic Steel, with Olympic Steel surviving the merger as a direct wholly owned subsidiary of Ryerson.

Merger Consideration (page 127)

As a result of the merger, each share of Olympic Steel common stock issued and outstanding immediately prior to the effective time (other than certain excluded shares) will be converted into the right to receive the merger consideration of 1.7105 shares of Ryerson common stock and, if applicable, cash in lieu of fractional shares. The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing the merger. Olympic Steel shareholders will not be entitled to receive any fractional shares of Ryerson common stock, nor any dividends, voting rights or any other rights in respect of the fractional shares, in the merger. Olympic Steel shareholders that would have otherwise been entitled to receive a fractional share of Ryerson common stock will instead be entitled to receive, in lieu of such fractional share of Ryerson common stock, cash (rounded to the nearest cent) in an amount equal to the product of (i) the volume-weighted average closing sales price of the Ryerson common stock on the NYSE as reported by The Wall Street Journal for the consecutive five full trading days ending on the day preceding the closing date and (ii) the fraction of a share (after taking into account all shares of Olympic Steel common stock held by the Olympic Steel shareholder immediately prior to the effective time and rounded to the nearest one-thousandth when expressed in decimal form) of Ryerson common stock that the Olympic Steel shareholder would otherwise be entitled to receive in the merger.

See the sections entitled “The Merger—Consideration to Olympic Steel shareholders” beginning on page 72 and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration” beginning on page 127.

Risk Factors (page 37)

The merger and an investment in Ryerson common stock involve risks, some of which are related to the transactions contemplated by the merger agreement. You should carefully consider the information about these risks set forth under the section entitled “Risk Factors” beginning on page 37, together with the other information included or incorporated by reference in this joint proxy statement/prospectus, particularly the risk factors contained in Ryerson’s and Olympic Steel’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Olympic Steel shareholders should carefully consider those risk factors before deciding how to vote with respect to the Olympic Steel merger proposal and the Olympic Steel compensation proposal to be considered and voted on at the Olympic Steel special meeting, and Ryerson stockholders should carefully consider those risk factors before deciding how to vote with respect to the Ryerson issuance proposal to be considered and voted on at the Ryerson special meeting. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 198.

Treatment of Olympic Steel Equity Awards in the Merger (page 128)

Olympic Steel RSU Awards

As of the effective time, by virtue of the merger and without any action on the part of the holders thereof, each Olympic Steel RSU (other than the SERP RSUs described below) that is outstanding immediately prior to the effective time will be assumed by Ryerson and converted into a restricted stock unit award relating to a number of whole shares of Ryerson common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Olympic Steel common stock subject to such Olympic Steel RSU multiplied by (ii) 1.7105. Each assumed and converted Olympic Steel RSU will remain subject to the same terms and conditions that applied to such Olympic Steel RSU immediately prior to the effective time, including, in each case, to the extent set forth in the underlying Olympic Steel Stock Plan and/or award agreement (a) accelerated vesting and payment as a result of the closing, if any, (b) any requirement for continued service with Olympic Steel or its affiliates, and (c) the holder’s right to make an election, to receive cash in lieu of shares, except for terms rendered inoperative by reason of the transactions contemplated by the merger agreement and other administrative or ministerial changes determined by Ryerson. If a holder of an Olympic Steel RSU elects to receive a cash settlement pursuant to the terms of an applicable Olympic Steel RSU award agreement in lieu of shares, such cash payment (without interest) will equal the product of (i) the number of shares of Ryerson common stock subject to the assumed and converted restricted stock unit award multiplied by (ii) the closing price per share of Ryerson common stock on the closing date, less any applicable tax withholding obligations. Any such cash payments will be paid by Olympic Steel (or one of its affiliates) through its regular payroll practices within 30 days following the closing date.

Olympic Steel SERP RSUs

As of the effective time, each Olympic Steel RSU that was contributed to and used to fund a participant’s account balance in the Olympic Steel SERP will be canceled and converted into a cash amount equal to (i) the product of (a) the number of shares of Olympic Steel common stock subject to such Olympic Steel RSU, multiplied by (b) 1.7105, multiplied by (ii) the closing price per share of Ryerson common stock on the closing date (each, a “SERP RSU”). Effective as of the closing date, the converted cash amount will be credited to the participant’s Olympic Steel SERP account, subject to the payment timing requirements and other terms of the Olympic Steel SERP.

Olympic Steel PSU Awards

As of the effective time, by virtue of the merger and without any action on the part of the holders thereof, each Olympic Steel PSU that was granted prior to the execution of the merger agreement and is outstanding as of immediately prior to the effective time will be canceled and converted into the right to receive a cash payment equal to (i) the product of (a) the number of shares of Olympic Steel common stock subject to such Olympic Steel PSU (assuming achievement based on actual performance for outstanding Olympic Steel PSUs granted in 2023 and deemed target levels of performance for outstanding Olympic Steel PSUs granted in 2024 and 2025), multiplied by (b) 1.7105, multiplied by (ii) the closing price per share of Ryerson common stock on the closing date, to be paid in cash (without interest) by Olympic Steel (or one of its affiliates) through its regular payroll practices within 30 days following the closing date. As of the effective time, by virtue of the merger and without any action on the part of the holders thereof, each Olympic Steel PSU that is granted following the execution of the merger agreement that is outstanding immediately prior to the effective time will be assumed by Ryerson and converted into a performance-based vesting restricted stock unit relating to that number of whole shares of Ryerson common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Olympic Steel common stock subject to such Olympic Steel PSU multiplied by (ii) 1.7105 and will remain subject to the same terms and conditions that applied to such Olympic Steel PSU immediately prior to the effective time (including continued service requirements with Ryerson or its affiliates and performance-based vesting conditions set forth in Olympic Steel’s Stock Plan or award agreement), except for terms rendered inoperative by reason of the transactions contemplated by the merger agreement and other administrative or ministerial changes determined by Ryerson.

Olympic Steel RSAs

As of the effective time, by virtue of the merger and without any action on the part of the holders thereof, each Olympic Steel RSA that was outstanding immediately prior to the execution of the merger agreement will vest immediately prior to the effective time. Each Olympic Steel RSA granted following the date on which the merger agreement was executed and subject to the terms and conditions of the merger agreement will vest in an amount equal to the total of such Olympic Steel RSAs multiplied by a fraction, the numerator of which is the number of days elapsed between January 1 of the calendar year in which the grant date occurs and the closing date and the denominator of which is the total number of days in the applicable vesting period with respect to such Olympic Steel RSAs. At the effective time, each Olympic Steel RSA that vests in connection with the closing will be canceled and converted into the right of the holder to receive the merger consideration. At the effective time, all outstanding and unvested Olympic Steel RSAs will be automatically canceled and forfeited for no consideration.

Olympic Steel Phantom Awards

At the effective time, each Olympic Steel Phantom Award granted under the Olympic Steel Stock Plan that is outstanding immediately prior to the effective time will, by virtue of the merger and without any action on the part of the holders thereof, be assumed by Ryerson and converted into a phantom stock award with phantom units (rounded down to the nearest whole unit) covering that number of whole phantom units representing a number of shares of Ryerson common stock equal to the product of (i) the number of phantom units subject to such Olympic Steel Phantom Award multiplied by (ii) 1.7105 and will otherwise remain subject to the same terms and conditions that applied to such Olympic Steel Phantom Award immediately prior to the effective time, provided, that (a) a portion of each Olympic Steel Phantom Award will vest pursuant to the terms of the applicable award agreement in an amount equal to the total phantom units subject to such Olympic Steel Phantom Award multiplied by a fraction, the numerator of which is the number of days in the performance period applicable to such Olympic Steel Phantom Award that have been completed on the closing date and the denominator of which is the total number of days in the performance period applicable to such Olympic Steel Phantom Award, and the vested portion will be paid in cash (without interest) within 30 days following the closing date in accordance with Olympic Steel’s (or one of its affiliates’) regular payroll practices, based on the closing price per share of Ryerson common stock on the closing date and (b) a portion of the Olympic Steel Phantom Award that does not vest at the effective time will be assumed and remain outstanding and will remain subject to the same terms and conditions that applied to the Olympic Steel Phantom Award immediately prior to the effective time (including the requirement of continued service through the last day of the applicable performance period), except for terms rendered inoperative by reason of the transactions contemplated by the merger agreement and other administrative or ministerial changes determined by Ryerson.

Olympic Steel Cash Awards

As of the effective time, each time-based long-term cash incentive award granted under the Olympic Steel C-Suite Long Term Incentive Plan that is outstanding immediately prior to the effective time, by virtue of the merger and without any action on the part of the holders thereof, will be assumed by Ryerson or one of its subsidiaries (as designated by Ryerson) and remain subject to the same terms and conditions that applied to such time-based long-term cash incentive award immediately prior to the effective time (including any requirement for continued service with Olympic Steel or its affiliates), except for terms rendered inoperative by reason of the transactions contemplated by the merger agreement and other administrative or ministerial changes determined by Ryerson.

As of the effective time, each performance-based long-term cash incentive award granted under the Olympic Steel C-Suite Long Term Incentive Plan prior to the date on which the merger agreement was executed that is outstanding immediately prior to the effective time, by virtue of the merger and without any action on the part of the holders thereof, will be canceled and converted into the right to receive a cash payment equal to the amount that would be owed under such performance-based cash award (based on actual performance for outstanding performance-based cash awards subject to a 2023-2025 performance period and assuming achievement of 100% of target performance for all other outstanding performance-based cash awards) to be paid in cash (without interest) in accordance with Olympic Steel’s (or one of its affiliates’) regular payroll practices within 30 days following the closing date. Each performance-based cash award that is granted following the execution of the merger agreement that is outstanding immediately prior to the effective time, by virtue of the merger and without any action on the part of the holders thereof, will be assumed by Ryerson or one of its subsidiaries (as designated by Ryerson) and will remain subject to the same terms and conditions that applied to such performance-based cash award immediately prior to the effective time (including any requirement for continued service and performance-based vesting conditions), except for terms rendered inoperative by reason of the transactions contemplated by the merger agreement and other administrative or ministerial changes determined by Ryerson.

Metal-Fab Manager Long-Term Incentive Plan and Metal-Fab Manager Retention Incentive Plan

At the effective time, all other long-term cash awards granted under the Olympic Steel Stock Plan or otherwise will be treated in accordance with the terms of the applicable plan or award agreement, including any awards outstanding under the Metal-Fab Manager Long-Term Incentive Plan and Metal-Fab Manager Retention Incentive Plan, which, by virtue of the merger and without any action on the part of the holders thereof, be assumed by Ryerson or one of its subsidiaries (as designated by Ryerson), and such awards will remain outstanding and continue to be eligible to vest in accordance with, and subject to, the terms thereof, including that (i) a portion of the award will vest pursuant to the terms of the applicable plan in an amount equal to the total award value, multiplied by a fraction, the numerator of which is the number of days in the performance period applicable to such award that have been completed on the closing date and the denominator of which is the total number of days in the performance period applicable to such award and (ii) the portion of the award that does not vest at the effective time will continue to be outstanding and subject to the same terms and conditions that applied prior to the effective time (including continued service requirements through the last day of the applicable performance period), except for terms rendered inoperative by reason of the transactions contemplated by the merger agreement and other administrative or ministerial changes determined by Ryerson. The vested portion of any such award will be paid in cash (without interest) within 30 days following the closing date in accordance with Olympic Steel’s (or one of its affiliates’) regular payroll practices.

Assumption of Olympic Steel Stock Plan

At the effective time, Ryerson will assume the Olympic Steel Stock Plan and will continue to maintain such assumed plan, including any subplan. For additional information regarding the treatment of Olympic Steel equity awards, see the section entitled “The Merger Agreement—Treatment of Olympic Steel Equity Awards in the Merger” beginning on page 128.

Recommendation of the Ryerson Board of Directors and Reasons for the Merger (page 78)

The Ryerson board recommends that you vote “FOR” the Ryerson issuance proposal and “FOR” the Ryerson adjournment proposal. For the factors considered by the Ryerson board in reaching this decision and additional information on the recommendation of the Ryerson board, see the section entitled “The Merger—Recommendation of the Ryerson Board of Directors and Reasons for the Merger” beginning on page 78.

Recommendation of the Olympic Steel Board of Directors and Reasons for the Merger (page 88)

The Olympic Steel board unanimously recommends that you vote “FOR” the Olympic Steel merger proposal, “FOR” the Olympic Steel compensation proposal and “FOR” the Olympic Steel adjournment proposal. For the factors considered by the Olympic Steel board in reaching this decision and additional information on the recommendation of the Olympic Steel board, see the section entitled “The Merger—Recommendation of the Olympic Steel Board of Directors and Reasons for the Merger” beginning on page 88.

Opinions of Financial Advisors (pages 82, 92 and 98)

Opinion of J.P. Morgan Securities LLC, Ryerson’s Financial Advisor

At the meeting of the Ryerson board on October 28, 2025, J.P. Morgan Securities LLC (“J.P. Morgan”) rendered its oral opinion to the Ryerson board to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Ryerson common stock. J.P. Morgan confirmed its October 28, 2025 oral opinion by delivering its written opinion, dated October 28, 2025, to the Ryerson board that, as of such date, the exchange ratio in the merger was fair, from a financial point of view, to the holders of Ryerson common stock.

The full text of the written opinion of J.P. Morgan, dated October 28, 2025, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Ryerson’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s opinion was addressed to the Ryerson board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger, and was limited to the fairness, from a financial point of view, of the exchange ratio to the holders of Ryerson common stock in the merger. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed merger to the holders of any other class of securities, creditors or other constituencies of Ryerson or as to the underlying decision by Ryerson to engage in the merger. The issuance of J.P. Morgan’s opinion was approved by a fairness opinion committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of Ryerson as to how such stockholder should vote with respect to the merger or any other matter.

For a description of the opinion that the Ryerson board received from J.P. Morgan, see the section entitled “The Merger—Opinion of J.P. Morgan Securities LLC, Ryerson’s Financial Advisor” beginning on page 82 and for the full text of the written opinion of J.P. Morgan, see Annex B to this joint proxy statement/prospectus.

Opinion of KeyBanc Capital Markets Inc., Olympic Steel’s Financial Advisor

Olympic Steel retained KeyBanc Capital Markets Inc. (“KeyBanc”) to act as financial advisor in connection with the review of strategic and financial alternatives by Olympic Steel and the Olympic Steel board. The Olympic Steel board selected KeyBanc to act as Olympic Steel’s financial advisor based on, among other things, KeyBanc’s qualifications, reputation, experience, expertise and its knowledge of Olympic Steel and its business and the industries in which Olympic Steel conducts its business. On October 28, 2025, KeyBanc rendered to the Olympic Steel board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 28, 2025 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by KeyBanc in preparing its opinion, the exchange ratio pursuant to the Merger Agreement was fair from a financial point of view to Olympic Steel shareholders (other than Ryerson or Merger Sub (or any direct or indirect wholly owned subsidiaries of Olympic Steel, Ryerson or Merger Sub)).

The full text of the written opinion of KeyBanc, dated October 28, 2025, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by KeyBanc in rendering its opinion, is included as Annex C to this document and is incorporated herein by reference in its entirety. The summary of the opinion of KeyBanc in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read the opinion carefully and in its entirety. The KeyBanc opinion was directed to the Olympic Steel board in its capacity as such, and addressed only the fairness from a financial point of view, as of the date of such opinion, of the exchange ratio pursuant to the merger agreement to Olympic Steel shareholders (other than Ryerson or Merger Sub (or any direct or indirect wholly owned subsidiaries of Olympic Steel, Ryerson or Merger Sub)). KeyBanc’s opinion did not in any manner address the prices at which Ryerson common stock would trade following the consummation of the merger or at any time, and KeyBanc expressed no opinion or recommendation as to how Ryerson stockholders or Olympic Steel shareholders should vote at the Ryerson special meeting or the Olympic Steel special meeting, respectively.

For a further discussion of the opinion that the Olympic Steel board received from KeyBanc, see the section entitled “The Merger — Opinion of KeyBanc Capital Markets Inc., Olympic Steel’s Financial Advisor” beginning on page 92 of this joint proxy statement/prospectus and the full text of the written opinion of KeyBanc attached as Annex C to this joint proxy statement/prospectus.

Opinion of Houlihan Lokey Capital, Inc., Olympic Steel’s Financial Advisor

Olympic Steel retained Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) to act as financial advisor in connection with a possible merger, consolidation, business combination, sale or other similar transaction involving Olympic Steel. The Olympic Steel board selected Houlihan Lokey to act as Olympic Steel’s financial advisor based on, among other things, Houlihan Lokey’s qualifications, reputation, experience, and its knowledge of Olympic Steel and its business and the industries in which Olympic Steel conducts its business. On October 28, 2025, Houlihan Lokey orally rendered its opinion to the Olympic Steel board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Olympic Steel board dated October 28, 2025) as to, as of such date, the fairness, from a financial point of view, to Olympic Steel shareholders, of the exchange ratio provided for in the merger pursuant to the merger agreement.

Houlihan Lokey’s opinion was directed to the Olympic Steel board (in its capacity as such), and only addressed the fairness, from a financial point of view, to Olympic Steel shareholders of the exchange ratio provided for in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex D to this joint proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Olympic Steel board, Olympic Steel, Ryerson, any security holder or any other person as to how to act or vote with respect to any matter relating to the merger or otherwise.

For a further discussion of the opinion that the Olympic Steel board received from Houlihan Lokey, see the section entitled “The Merger — Opinion of Houlihan Lokey Capital, Inc., Olympic Steel’s Financial Advisor” beginning on page 98 of this joint proxy statement/prospectus and the full text of the written opinion of Houlihan Lokey attached as Annex D to this joint proxy statement/prospectus.

Special Meeting of Ryerson Stockholders (page 56)

Date, Time, Place and Purpose of the Ryerson Special Meeting

The Ryerson special meeting will be held virtually via live audio-only webcast on February 12, 2026, at 9:30 a.m. Eastern Time. Because the Ryerson special meeting is completely virtual and being conducted via live audio-only webcast, Ryerson stockholders will not be able to attend the Ryerson special meeting in person. Ryerson stockholders will be able to attend the Ryerson special meeting online and vote their shares and submit questions electronically during the meeting by visiting the Ryerson special meeting website at www.proxydocs.com/RYI. Ryerson stockholders will need the Control Number as described in the Internet Availability Notice or proxy card. After completion of a Ryerson stockholder’s registration, further instructions, including a unique link to access the special meeting, will be emailed to such stockholder. If a Ryerson stockholder requests a printed copy of our proxy materials by mail, its broker or nominee will provide a voting instruction card for such stockholder to use to access the Ryerson special meeting website.

The purpose of the Ryerson special meeting is to consider and vote on the Ryerson issuance proposal and the Ryerson adjournment proposal. Approval of the Ryerson issuance proposal is a condition to the obligation of Ryerson and Olympic Steel to complete the merger.

Record Date and Outstanding Shares of Ryerson Common Stock

Only holders of record of issued and outstanding shares of Ryerson common stock as of the close of business on January 12, 2026, the record date for the Ryerson special meeting, are entitled to receive notice of, and to vote at, the Ryerson special meeting, whether via the Ryerson special meeting website or by proxy, or any adjournment or postponement of the Ryerson special meeting.

As of the close of business on the record date, there were 32,211,943 shares of Ryerson common stock issued and outstanding and entitled to vote at the Ryerson special meeting. Ryerson stockholders may cast one vote for each share of Ryerson common stock held by them as of the close of business on the record date.

A complete list of Ryerson stockholders entitled to vote at the Ryerson special meeting will be available for inspection at Ryerson’s offices in Chicago, Illinois during ordinary business hours for a period of no less than ten days before the Ryerson special meeting. If you would like to examine the list of Ryerson stockholders, please contact the Ryerson Secretary at 227 W. Monroe St 27th Floor, Chicago, Illinois 60606.

Quorum; Abstentions, Broker Non-Votes and Failure to Vote

A quorum of Ryerson stockholders is necessary for Ryerson to conduct business at the Ryerson special meeting. The presence, via the Ryerson special meeting website or by proxy, of the holders of a majority of the outstanding shares of Ryerson common stock issued and outstanding and entitled to vote at the Ryerson special meeting will constitute a quorum for the transaction of business. However, because all of the proposals for consideration at the Ryerson special meeting are “non-routine,” shares held in “street name” will not be counted as present for the purpose of determining the existence of a quorum unless the Ryerson stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals at the Ryerson special meeting. If a quorum is not present, the Ryerson special meeting will be adjourned or postponed until the holders of the number of shares of Ryerson common stock required to constitute a quorum attend. If you submit a properly executed proxy card, even if you vote “AGAINST” the Ryerson proposals or “abstain” from voting on the Ryerson proposals, your shares of Ryerson common stock will be counted for purposes of calculating whether a quorum is present.

If you are a stockholder of record and you do not provide your proxy by signing and returning your proxy card or via the Internet, by telephone or vote at the Ryerson special meeting via the Ryerson special meeting website, your shares will not be voted at the Ryerson special meeting and will not be counted as present for purposes of determining whether a quorum exists.

Because all of the proposals for consideration at the Ryerson special meeting are “non-routine” under applicable NYSE rules, brokers, banks and other nominees do not have discretionary authority to vote on any of the Ryerson proposals and will not be able to vote on any of the Ryerson proposals absent instructions from the beneficial owner. Accordingly, there will not be any broker non-votes at the Ryerson special meeting and if you hold your shares of Ryerson common stock in “street name,” your shares will not be represented and will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in accordance with the voting instructions provided by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote. Brokers will not be able to vote on any of the proposals before the Ryerson special meeting unless they have received voting instructions from the beneficial owners.

Required Vote to Approve the Ryerson Issuance Proposal

Approval of the Ryerson issuance proposal requires the affirmative vote of the holders of a majority of the shares voting on the proposal. Abstentions or any failure by a Ryerson stockholder to vote (e.g., by not submitting a proxy and not voting at the Ryerson special meeting) will have no effect on the outcome of the Ryerson issuance proposal. The Ryerson issuance proposal is described in the section entitled “Ryerson Proposals” beginning on page 62.

Broker non-votes will not occur at the Ryerson special meeting as all matters to be voted on are “non-routine.”

Required Vote to Approve the Ryerson Adjournment Proposal

Approval of the Ryerson adjournment proposal requires the affirmative vote of the holders of a majority of the shares entitled to vote at the meeting who are present or represented by proxy. In this circumstance, abstentions will have the same effect as a vote “AGAINST” the adjournment proposal, while any failure by a Ryerson stockholder to vote (e.g., by not submitting a proxy and not voting at the Ryerson special meeting) will have no effect on the outcome of the Ryerson adjournment proposal.

Approval of the Ryerson adjournment proposal is not a condition to the completion of the merger. The Ryerson adjournment proposal is described in the section entitled “Ryerson Proposals” beginning on page 62.

Voting by Directors and Executive Officers

As of January 12, 2026, the record date for the Ryerson special meeting, Ryerson directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 1,101,731 shares of Ryerson common stock, or approximately 3.4% of the total outstanding shares of Ryerson common stock as of such date.

Ryerson currently expects that all of its directors and executive officers will vote their shares “FOR” the Ryerson issuance proposal and “FOR” the Ryerson adjournment proposal.

Special Meeting of Olympic Steel shareholders (page 64)

Date, Time, Place and Purpose of the Olympic Steel Special Meeting

The Olympic Steel special meeting will be held virtually via live audio-only webcast on February 12, 2026, at 9:30 a.m. Eastern Time. Because the Olympic Steel special meeting is completely virtual and being conducted via live audio-only webcast, Olympic Steel shareholders will not be able to attend the Olympic Steel special meeting in person. Olympic Steel shareholders will be able to attend the Olympic Steel special meeting online and vote their shares and submit questions electronically during the meeting by visiting meetnow.global/MX2LHPT. Olympic Steel shareholders will need the Control Number found on their proxy cards in order to access the Olympic Steel special meeting website.

The purpose of the meeting is to vote on the Olympic Steel merger proposal, the Olympic Steel compensation proposal and the Olympic Steel adjournment proposal. Approval of the Olympic Steel proposal is a condition to the obligation of Ryerson and Olympic Steel to complete the merger.

Record Date and Outstanding Shares of Olympic Steel Common Stock

Only holders of record of issued and outstanding shares of Olympic Steel common stock as of the close of business on January 9, 2026, the record date for the Olympic Steel special meeting, are entitled to receive notice of, and to vote at, the Olympic Steel special meeting, whether via the Olympic Steel special meeting website or by proxy, or any adjournment or postponement thereof.

As of the close of business on the record date, there were 11,261,678 shares of Olympic Steel common stock issued and outstanding and entitled to vote at the Olympic Steel special meeting. Olympic Steel shareholders may cast one vote for each share of Olympic Steel common stock held by them as of the close of business on the record date.

A complete list of Olympic Steel shareholders entitled to vote at the Olympic Steel special meeting will be available for inspection at Olympic Steel’s offices in Highland Hills, Ohio during ordinary business hours for a period of no less than ten days before the Olympic Steel special meeting. If you would like to examine the list of Olympic Steel shareholders, please contact the Olympic Steel Investor Relations by phone at (216) 672-0522 or by mail at Olympic Steel, Inc. 22901 Millcreek Boulevard, Suite 650, Highland Hills, Ohio 44112.

Quorum; Abstentions and Failure to Vote

A quorum of Olympic Steel shareholders is necessary for Olympic Steel to conduct business at the Olympic Steel special meeting. The representation, via the Olympic Steel special meeting website or by proxy, of the holders of a majority of the outstanding shares of Olympic Steel common stock entitled to vote at the Olympic Steel special meeting will constitute a quorum for the transaction of business. If you submit a properly executed proxy card, even if you vote “against” the Olympic Steel proposals or “abstain” from voting on the Olympic Steel proposals, your shares of Olympic Steel common stock will be counted for purposes of calculating whether a quorum is present.

If you are a shareholder of record and you do not provide your proxy by signing and returning your proxy card or vote via the Internet, by telephone or vote at the Olympic Steel special meeting via the Olympic Steel special meeting website, your shares will not be voted at the Olympic Steel special meeting and will not be counted as present for purposes of determining whether a quorum exists.

Because all of the proposals for consideration at the Olympic Steel special meeting are “non-routine” under applicable rules, brokers, banks and other nominees do not have discretionary authority to vote on any of the Olympic Steel proposals and will not be able to vote on any of the Olympic Steel proposals absent instructions from the beneficial owner. Accordingly, there will not be any broker non-votes at the Olympic Steel special meeting.

Executed but unvoted proxies will be voted in accordance with the recommendation of the Olympic Steel board.

Required Vote to Approve the Olympic Steel Merger Proposal

Approval of the Olympic Steel merger proposal requires the affirmative vote of a majority of the outstanding shares of Olympic Steel common stock entitled to vote on such proposal. Abstentions or any failure by an Olympic Steel shareholder to vote (e.g., by not submitting a proxy and not voting at the Olympic Steel special meeting) will have the same effect as a vote “AGAINST” the Olympic Steel merger proposal.

Required Vote to Approve the Olympic Steel Compensation Proposal

Approval of the Olympic Steel compensation proposal requires the affirmative vote of a majority of the shares of Olympic Steel common stock present via the Olympic Steel special meeting website or by proxy at the Olympic Steel special meeting and entitled to vote on such proposal, whether or not a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the Olympic Steel compensation proposal. Any failure by an Olympic Steel shareholder to vote (e.g., by not submitting a proxy and not voting at the Olympic Steel special meeting) will have no effect on the outcome of the Olympic Steel compensation proposal. Approval of this proposal is not a condition to the completion of the merger.

Required Vote to Approve the Olympic Steel Adjournment Proposal

Approval of the Olympic Steel adjournment proposal requires the affirmative vote of a majority of the shares of Olympic Steel common stock present via the Olympic Steel special meeting website or by proxy at the Olympic Steel special meeting and entitled to vote on such proposal, whether or not a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the Olympic Steel adjournment proposal. Any failure by an Olympic Steel shareholder to vote (e.g., by not submitting a proxy and not voting at the Olympic Steel special meeting) will have no effect on the outcome of the Olympic Steel adjournment proposal. Approval of this proposal is not a condition to the completion of the merger. Voting by Directors and Executive Officers

As of January 9, 2026, the record date for the Olympic Steel special meeting, Olympic Steel directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 1,353,753 shares of Olympic Steel common stock, or approximately 12.0% of the total outstanding shares of Olympic Steel common stock as of such date.

Olympic Steel currently expects that all of its directors and executive officers will vote their shares “FOR” the Olympic Steel merger proposal, “FOR” the Olympic Steel compensation proposal and “FOR” the Olympic Steel adjournment proposal.

Board of Directors and Management of the Combined Company Following the Completion of the Merger (page 113)

Under the terms of the merger agreement, at the effective time, Ryerson has agreed to cause the size of the Ryerson board to be increased to 11 directors, consisting of seven incumbent directors of the Ryerson board and four directors designated by Olympic Steel from among the directors then serving on the Olympic Steel board and reasonably acceptable to Ryerson (collectively, the “Olympic Steel director nominees”). In the event that the closing occurs prior to the mailing of the proxy statement for Ryerson’s annual meeting of stockholders for 2026, Ryerson has agreed to take such actions as may be necessary to nominate each Olympic Steel director nominee to the Ryerson board, to the extent such Olympic Steel director nominee’s term expires as of Ryerson’s annual meeting of stockholders for 2026. It is anticipated that Michael D. Siegal, Executive Chairman of Olympic Steel’s board of directors, will be an Olympic Steel director nominee and that Ryerson will cause Mr. Siegal to be appointed as the chairman of the Ryerson board at the effective time.

Each of the current members of the Ryerson board will continue as a director of the Ryerson board following the closing, other than Stephen Larson, who has indicated his intent to resign from the board of Ryerson upon the consummation of the merger. Additionally, Ryerson expects that all of Ryerson’s current executive officers will remain executive officers of Ryerson following the closing.

At the effective time, to the extent such person is employed by Olympic Steel immediately prior to the effective time, Ryerson will appoint Richard Marabito as President and Chief Operating Officer of Ryerson, Andrew Greiff as an Executive Vice President of Ryerson and President of Olympic Steel, Richard Manson as Senior Vice President of Finance of Ryerson and Zachary Siegal as Senior Vice President of Business Development of Ryerson.

At the effective time, based on the current capitalization, giving effect to the transactions contemplated by the merger agreement, Affiliates of Platinum Equity, LLC (“Platinum”) will have the right to nominate up to two directors pursuant to the investor rights agreement between Ryerson and Platinum (the “Investor Rights Agreement”). As of the date of this joint proxy statement/prospectus, Platinum has exercised its right to nominate one director pursuant to the Investor Rights Agreement.

Interests of Olympic Steel Directors and Executive Officers in the Merger (page 114)

In considering the recommendation of the Olympic Steel board with respect to the Olympic Steel proposals, Olympic Steel shareholders should be aware that the directors and executive officers of Olympic Steel have interests in the merger that may be different from, or in addition to, the interests of Olympic Steel shareholders generally. The members of the Olympic Steel board were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, in approving the merger agreement and in determining to recommend that Olympic Steel shareholders approve the Olympic Steel proposals.

Go-Forward Employment Arrangements.

Contingent and effective upon the effective time, on October 28, 2025, Ryerson and Olympic Steel entered into a Letter Agreement with each of Messrs. Marabito, Greiff and Manson pursuant to which, at the effective time, each of Messrs. Marabito, Greiff and Manson will be entitled to receive a one-time sign on restricted stock unit award with a grant date fair value of up to $3,880,000, $2,430,000 and $1,940,000, respectively, which, in each case, will vest on the third anniversary of the closing of the merger, subject to their continued employment through such date. There will be no additional changes to their compensation arrangements following the closing of the merger. Contingent and effective upon the effective time, on October 28, 2025, Ryerson, Olympic Steel and Mr. Siegal entered into a letter agreement governing his expected appointment to the Ryerson board, and at the effective time, there will be no changes to Mr. Siegal’s compensation.

Interests of Ryerson Directors and Executive Officers in the Merger (page 113)

In considering the recommendation of the Ryerson board that Ryerson stockholders approve the Ryerson issuance proposal, Ryerson stockholders should be aware that the executive officers and directors of Ryerson have certain interests in the merger and related transactions that may be in addition to, or different from, their interests as Ryerson stockholders. These interests may create the appearance of conflicts of interest. The Ryerson board was aware of these potential conflicts of interest during its deliberations on the merits of the transactions contemplated by the merger agreement and in making its decision to approve the merger agreement and the transactions contemplated by the merger agreement. As of the date of this joint proxy statement/prospectus, none of Ryerson’s executive officers have been granted a retention award or the right to receive any transaction-related bonuses or other compensation in connection with the transactions contemplated by the merger agreement.

The transactions contemplated by the merger agreement will not result in a “change in control” for purposes of any Ryerson equity-based awards or employment-related agreements, and so no payments, accelerated vesting or benefit enhancements will be triggered under such awards or agreements by the transactions contemplated by the merger agreement.

Stephen Larson, the current chairman of the Ryerson board, has notified Ryerson that he intends to resign as of the effective time.

Conditions to the Completion of the Merger (page 151)

Each party’s obligation to consummate the merger is conditioned upon the satisfaction or waiver (to the extent permitted by applicable law), at or prior to the closing, of the following:

•	Stockholder Approval. The Ryerson issuance proposal has been approved by the Ryerson stockholders, and the Olympic Steel merger proposal has been approved by the Olympic Steel shareholders;

•

NYSE Listing. The shares of Ryerson common stock issuable to Olympic Steel shareholders pursuant to the merger agreement have been approved for listing on the NYSE, subject to official notice of issuance;

•

No Injunctions or Restraints. No governmental entity of competent jurisdiction in which Olympic Steel and its subsidiaries (taken as a whole) or Ryerson and its subsidiaries (taken as a whole) have material assets or material business operations has promulgated, entered, enforced, enacted or issued any law or order which prohibits, restrains or makes illegal the consummation of the merger that is still in effect;

•

Effectiveness of the Registration Statement. The registration statement, of which this joint proxy statement/prospectus forms a part, has been declared effective by the SEC under the Securities Act and is not the subject of any stop order; and

•	Regulatory Approval. Any applicable waiting period (and any voluntary extensions thereof pursuant to any agreement with any governmental entity) under the HSR Act has expired or been terminated.

The obligations of Ryerson and Merger Sub to consummate the merger are subject to the satisfaction or waiver (to the extent permitted by applicable law), at or prior to the closing, of the following conditions:

•

the accuracy of the representations and warranties of Olympic Steel contained in the merger agreement as of the closing date (or, in the case of representations and warranties that address matters only as of a particular date and time, as of such date or time), subject to the materiality standards provided in the merger agreement;

•	Olympic Steel having performed or complied with the covenants and agreements required by the merger agreement to be performed or complied with by it to the standard provided in the merger agreement;

•

no occurrence since the date of the merger agreement of any change, event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to Olympic Steel;

•

Ryerson having received a certificate of Olympic Steel, dated as of the closing date, signed by an executive officer of Olympic Steel, certifying to the effect that the conditions set forth in the three bullet points directly above have been satisfied; and

•

Ryerson having received a written opinion from qualified counsel dated as of the closing date of the merger, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the merger will qualify for the tax treatment intended by the merger agreement, and such opinion has not been withdrawn or adversely modified.

The obligation of Olympic Steel to consummate the merger is subject to the satisfaction or waiver (to the extent permitted by applicable law), at or prior to the closing, of the following additional conditions:

•

the accuracy of the representations and warranties of Ryerson contained in the merger agreement as of the closing date (or, in the case of representations and warranties that address matters only as of a particular date and time, as of such date or time), subject to the materiality standards provided in the merger agreement;

•	Ryerson and Merger Sub having performed or complied with the covenants and agreements required by the merger agreement to be performed or complied with by them in all material respects;

•

no occurrence since the date of the merger agreement of any change, event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to Ryerson;

•

Olympic Steel having received a certificate of Ryerson, dated as of the closing date, signed by an executive officer of Ryerson, certifying to the effect that the conditions set forth in the three bullet points directly above have been satisfied; and

•

Olympic Steel having received a written opinion from qualified counsel dated as of the closing date of the merger, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the merger will qualify for the tax treatment intended by the merger agreement, and such opinion has not been withdrawn or adversely modified.

No Solicitation (page 139)

The merger agreement prohibits Ryerson and Olympic Steel from soliciting or engaging in discussions or negotiations with a third party with respect to a proposal for a competing transaction, including the acquisition of a significant interest in Ryerson or Olympic Steel common stock or assets. However, if prior to obtaining approval from Ryerson’s stockholders or Olympic Steel’s shareholders, as the case may be, Ryerson or Olympic Steel, as applicable receives an unsolicited written proposal from a third party for a competing transaction that

Ryerson’s or Olympic Steel’s board of directors, as applicable, among other things, determines in good faith (i) after consultation with its financial advisors as to financial matters and with its outside legal counsel, is or would reasonably be expected to lead to a proposal that is superior to the merger and (ii) after consultation with its outside legal advisors, the failure to take action with respect to such proposal would reasonably be expected to be inconsistent with its directors’ fiduciary obligations under applicable law, Ryerson or Olympic Steel, as applicable, may furnish non-public information to and enter into discussions or negotiations with, that third party regarding such competing transaction.

Changes of Recommendation (page 139)

The merger agreement prohibits the Ryerson board and the Olympic Steel board from (i) withholding, withdrawing, amending, modifying or qualifying (or proposing publicly to withhold, withdraw, modify or qualify), in a manner adverse to the other party, the recommendation of that board, (ii) failing to include that board’s recommendation in this joint proxy statement/prospectus, (iii) approving, adopting, recommending or publicly announcing an intent to approve, determine to be advisable or recommend a competing proposal or (iv) if requested by Olympic Steel or Ryerson, as applicable (which request may not be made more than two times in respect of any specific competing proposal), failing to issue, within ten business days after a competing proposal is publicly announced (and in no event later than one business day prior to the date of the Ryerson special meeting or the Olympic Steel special meeting, as applicable), a press release reaffirming that board’s recommendation. However, prior to obtaining approval from Ryerson’s stockholders or Olympic Steel’s shareholders, as the case may be, in response to any competing proposal, may make a Ryerson adverse recommendation change or Olympic Steel adverse recommendation change (as defined in the section entitled “The Merger Agreement — No Solicitation; Changes of Recommendation” beginning on page 139), as applicable, if the Ryerson board or Olympic Steel board, as applicable, (i) determines in good faith after consultation with its financial advisors and outside legal counsel that the competing proposal constitutes a superior proposal, (ii) complies with notice requirements to the other party, (iii) if requested by the other party, engages in negotiations with the other party in good faith regarding any revisions to the terms of the transactions contemplated by the merger agreement during the applicable negotiation period, and (iv) concludes in good faith, after consultation with its outside legal counsel and, as to financial matters, its outside financial advisors, that the competing proposal continues to be a superior proposal and that failure to make a Ryerson adverse recommendation change or an Olympic Steel adverse recommendation change, as applicable, would be inconsistent with its directors’ fiduciary duties to its stockholders or shareholders, respectively, under applicable law.

Prior to obtaining the relevant stockholder approval, the Ryerson board or the Olympic Steel board, as applicable, may make a Ryerson adverse recommendation change or an Olympic Steel adverse recommendation change, as applicable, if such board (i) determines that an intervening event (as defined in the section entitled “The Merger Agreement — No Solicitation; Changes of Recommendation” beginning on page 139) has occurred and (ii) determines in good faith, after consultation with outside legal counsel, that the failure to make a Ryerson adverse recommendation change or an Olympic Steel adverse recommendation change, as applicable, in response to such intervening event would be inconsistent with its directors’ fiduciary duties its stockholders or shareholders, respectively, under applicable law.

Termination (page 153)

Ryerson and Olympic Steel may agree to terminate the merger agreement at any time by mutual written consent. Either company may also terminate the merger agreement if the merger is not completed by April 28, 2026 (referred to as the “initial outside date”), except that the initial outside date will be automatically extended to July 28, 2026 if certain regulatory clearances have not been obtained by the initial outside date (referred to as the “extended outside date” and together with the initial outside date, the “outside date”). See the section entitled “The Merger Agreement — Termination” for a discussion of these and other rights of each of Ryerson and Olympic Steel to terminate the merger agreement.

Expenses; Termination Fees (page 154)

Generally, the fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses, subject to the specific exceptions discussed in this joint proxy statement/prospectus where (i) Ryerson may be required to pay a termination fee of $15 million to Olympic Steel and Olympic Steel may be required to pay a termination fee of $15 million to Ryerson and (ii) either company may be required to reimburse the other company for merger-related expenses up to $10 million, under certain circumstances. See the section entitled “The Merger Agreement—Expenses; Termination Fees” for a discussion of the circumstances under which such termination fee or expense reimbursement will be required to be paid.

Regulatory Approvals (page 112)

The completion of the merger is subject to the expiration or termination of the waiting period under the HSR Act. Under the HSR Act and the rules promulgated thereunder, the merger may not be completed until notification and report forms have been filed with the Federal Trade Commission (the “FTC”) and the Department of Justice (the “DOJ”), and the applicable waiting period (or any extensions of such waiting period) has expired or been terminated. On November 26, 2025, Ryerson filed its requisite Notification and Report Form under the HSR Act with the FTC and the DOJ. The applicable waiting period under the HSR Act terminated early on December 17, 2025 at 11:00 a.m. All required antitrust approvals have been obtained as of the date of this joint proxy statement/prospectus. For additional information regarding regulatory approvals in connection with the merger, see the section entitled “The Merger Agreement—HSR and Other Regulatory Approvals” beginning on page 144.

Neither Ryerson nor Olympic Steel is aware of any material governmental approvals or actions that are required for completion of the merger other than as described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.

Specific Performance (page 155)

Ryerson, Olympic Steel and Merger Sub have agreed that each will be entitled to an injunction to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement.

No Appraisal Rights (page 191)

No appraisal rights will be available to Ryerson stockholders or Olympic Steel shareholders with respect to the transactions contemplated by the merger agreement. For additional information, see the section entitled “No Appraisal Rights” on page 191.

Accounting Treatment of the Merger (page 124)

The merger will be accounted for using the acquisition method of accounting, as required by ASC 805, which requires identification of both the accounting acquirer and the accounting acquiree. Ryerson management has determined that Ryerson represents the accounting acquirer in the merger. For additional information regarding the accounting treatment of the merger, see the section entitled “The Merger Agreement—Accounting Treatment of the Merger” beginning on page 124.

Material U.S. Federal Income Tax Consequences of the Merger (page 157)

Ryerson and Olympic Steel intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. Olympic Steel, Ryerson, and Merger Sub have agreed to use reasonable best efforts to (i) take or cause to be taken, and not knowingly fail to take, any action necessary for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and

(ii) cause each of Ryerson and Olympic Steel to receive an opinion from its respective external counsel, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Ryerson’s obligation to complete the merger that Ryerson receives an opinion from Willkie Farr & Gallagher LLP, counsel to Ryerson, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Olympic Steel’s obligation to complete the combination that Olympic Steel receives an opinion from Jones Day, counsel to Olympic Steel, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The foregoing opinions of counsel will be based on, among other things, certain representations made by Ryerson and Olympic Steel and certain assumptions, all of which must be consistent with the state of facts existing at the time of the merger. If any of these representations and assumptions are, or become, inaccurate or incomplete, such opinions may be invalid, and the conclusions reached therein could be jeopardized. In addition, such opinions of counsel are not free from doubt. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or the courts, which may not agree with the conclusions set forth in such opinion.

If the merger qualifies as a reorganization, then U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 157) of shares of Olympic Steel common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon receipt of Ryerson common stock in exchange for Olympic Steel common stock in the merger (other than gain or loss, if any, with respect to any cash received in lieu of a fractional share of Ryerson common stock). The material U.S. federal income tax consequences of the merger are discussed in more detail in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 157. The discussion of the material U.S. federal income tax consequences contained in this joint proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger that may vary with, or are dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws or any U.S. federal tax laws other than U.S. federal income tax laws.

TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Comparison of Stockholders’ and Shareholders’ Rights (page 178)

The rights of Olympic Steel shareholders who receive shares of Ryerson common stock in the merger will be governed by the laws of the State of Delaware, the Third Amended and Restated Certificate of Incorporation of Ryerson (the “Ryerson certificate of incorporation”) and the Second Amended and Restated Bylaws of Ryerson (the “Ryerson bylaws”), and not by the laws of the State of Ohio, the Amended and Restated Articles of Incorporation of Olympic Steel, as amended (the “Olympic Steel articles of incorporation”) and the Amended and Restated Code of Regulations of Olympic Steel (the “Olympic Steel code of regulations”). As a result, Olympic Steel shareholders will have different rights once they become stockholders of the combined company due to the differences between the laws of the State of Delaware and the laws of the State of Ohio and in the organizational documents of Ryerson and Olympic Steel. Certain key differences are described in the section entitled “Comparison of Stockholders’ and Shareholders’ Rights” beginning on page 178.

Listing of Ryerson Shares; Delisting and Deregistration of Olympic Steel Shares (page 124)

If the merger is completed, the shares of Ryerson common stock to be issued in the merger will be listed for trading on the NYSE, shares of Olympic Steel common stock will be delisted from Nasdaq and deregistered under the Exchange Act, and Olympic Steel will no longer be required to file periodic reports with the SEC pursuant to the Exchange Act.

MARKET PRICE INFORMATION

Ryerson common stock is listed on the NYSE under the symbol “RYI.” Olympic Steel common stock is listed on Nasdaq under the symbol “ZEUS.”

The high and low trading prices for the Ryerson common stock on October 27, 2025, the last trading day immediately before the public announcement of the merger, were $23.51 and $22.87, respectively. The high and low trading prices for the Olympic Steel common stock on October 27, 2025, the last trading day immediately before the public announcement of the merger, were $29.80 and $29.01, respectively.

As of January 12, 2026, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were 32,211,943 shares of Ryerson common stock outstanding and 11,261,678 shares of Olympic Steel common stock outstanding.

Because the exchange ratio is fixed and will not be adjusted for changes in the market price of either Ryerson common stock or Olympic Steel common stock, the market value of Ryerson common stock that Olympic Steel shareholders will have the right to receive on the date the merger is completed may vary significantly from the market value of the Ryerson common stock that Olympic Steel shareholders would receive if the merger were completed on the date of this joint proxy statement/prospectus. As a result, you should obtain recent market prices of Ryerson common stock and Olympic Steel common stock prior to voting your shares. For additional information, see the section entitled “Risk Factors” beginning on page 37.

The following table sets forth the closing sale price per share of Ryerson common stock as reported on the NYSE and the closing sale price per share of Olympic Steel common stock as reported on Nasdaq, in each case on October 27, 2025, the last trading day before the public announcement of the merger, and on January 12, 2026, the last practicable trading day prior to the mailing of this joint proxy statement/prospectus. The table also shows the estimated implied value of the merger consideration proposed for each share of Olympic Steel common stock as of the same two dates. The exchange ratio was derived from the agreement of the parties to utilize the volume weighted average prices of a share of Ryerson common stock over a 30-day period ending on October 24, 2025, equal to $22.95 per share of Ryerson common stock, implying a per share merger consideration value of $39.26 per share of Olympic Steel common stock.

Ryerson Common Stock Closing Price

	Ryerson Common Stock Closing Price	Olympic Steel Common Stock Closing Price	Exchange Ratio	Implied Per Share Value of Merger Consideration
October 27, 2025	$22.87	$29.08	1.7105	$39.12
January 12, 2026	$28.31	$48.22	1.7105	$48.42

Ryerson stockholders and Olympic Steel shareholders are encouraged to obtain current market quotations for Ryerson common stock and Olympic Steel common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference herein. No assurance can be given concerning the market price of Ryerson common stock before or after the effective date of the merger. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 198.

RISK FACTORS

In addition to the other information contained in or incorporated by reference herein, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding how to vote. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference herein, particularly the risk factors contained in Ryerson’s and Olympic Steel’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. For additional information, see the section entitled “Where You Can Find More Information.” In addition to the risks set forth below or referenced above, new risks may emerge from time to time and it is not possible to predict all risk factors, nor can Ryerson or Olympic Steel assess the impact of all factors on the merger and the combined company following the merger or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in or implied by any forward-looking statements.

Risks Relating to the Merger

Because the exchange ratio is fixed and because the market prices of shares of Ryerson common stock and Olympic Steel common stock will fluctuate, Olympic Steel shareholders cannot be certain of the market value of the merger consideration they will receive in the merger or the difference between the market value of the merger consideration they will receive in the merger and the market value of their shares of Olympic Steel common stock immediately prior to the merger.

At the time the merger is completed, each issued and outstanding share of Olympic Steel common stock will be converted into the right to receive the merger consideration of 1.7105 shares of Ryerson common stock, together with cash paid in lieu of the issuance of any fractional shares of Ryerson common stock. The exchange ratio for the merger consideration is fixed, and there will be no adjustment to the merger consideration, regardless of whether the market price of Ryerson common stock or Olympic Steel common stock changes prior to the completion of the merger. The market prices of Ryerson common stock and Olympic Steel common stock have fluctuated since the date on which Ryerson and Olympic Steel announced they entered into the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Ryerson special meeting and the Olympic Steel special meeting, and the date on which Olympic Steel shareholders actually receive the merger consideration. The market prices of Ryerson common stock and Olympic Steel common stock will fluctuate during these periods as a result of a variety of factors, including general market and economic conditions, changes in Ryerson’s and Olympic Steel’s respective businesses, operations and prospects, market assessments of Ryerson’s and Olympic Steel’s businesses, operations and prospects and of the likelihood that the merger will be completed and regulatory considerations. Such factors are difficult to predict and in many cases are beyond the control of Ryerson and Olympic Steel. Consequently, at the time Olympic Steel shareholders must decide whether to approve the Olympic Steel proposals, they will not know the market value of the merger consideration they will receive in the merger, which will depend on the market value of the shares of Ryerson common stock as of the effective time of merger.

In addition, Olympic Steel shareholders will not know the difference between the market value of the merger consideration they will receive in the merger and the market value of Olympic Steel common stock immediately prior to the merger, which will depend on the market value of Ryerson common stock and Olympic Steel common stock as of the effective time. Unless otherwise mutually agreed between Ryerson and Olympic Steel, the completion of the merger will take place within two business days after the satisfaction or waiver of the conditions to the completion of the merger (other than any such conditions which by their nature cannot be satisfied until the closing date, which will be required to be so satisfied or waived in accordance with the merger agreement on the closing date). Olympic Steel shareholders should obtain current stock price quotations for shares of Ryerson common stock and Olympic Steel common stock before voting their shares of Olympic Steel common stock. For additional information about the merger consideration, see the sections entitled “The Merger—Consideration to Olympic Steel shareholders” and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration.”

Ryerson stockholders and Olympic Steel shareholders, in each case as of immediately prior to the merger, will have reduced ownership in the combined company and less influence over management.

Based on the number of issued and outstanding shares of Olympic Steel common stock as of January 9, 2026 and the number of outstanding Olympic Steel equity awards currently estimated to be payable in shares of Ryerson common stock in the merger, Ryerson anticipates issuing up to approximately 19,798,454 shares of Ryerson common stock pursuant to the merger agreement. The actual number of shares of Ryerson common stock to be issued pursuant to the merger agreement will be determined at the completion of the merger based on the number of shares of Olympic Steel common stock outstanding immediately prior to such time and the number of outstanding Olympic Steel equity awards payable in shares of Ryerson common stock in the merger.

Immediately after the completion of the merger, it is expected that Ryerson stockholders as of immediately prior to the merger will own approximately 63.0%, and Olympic Steel shareholders as of immediately prior to the merger will own approximately 37.0%, of the outstanding shares of the combined company (in each case based on fully diluted shares outstanding of each company), which will continue to trade on the NYSE under the ticker symbol “RYI” following the completion of the merger. As a result, current Ryerson stockholders and current Olympic Steel shareholders will have less influence on the management and policies of the combined company than they currently have on the management and policies of Ryerson and Olympic Steel, respectively.

The merger may not be completed, and the merger agreement may be terminated in accordance with its terms.

The merger is subject to a number of conditions that must be satisfied or waived prior to the completion of the merger, which are described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.” These conditions to the completion of the merger may not be satisfied or waived in a timely manner or at all, and, accordingly, the merger may be delayed or may not be completed.

In addition, if the merger is not completed by April 28, 2026 (which date may be extended to July 28, 2026 in certain circumstances), either Ryerson or Olympic Steel may choose not to proceed with the merger by terminating the merger agreement, and the parties can mutually decide to terminate the merger agreement at any time, before or after stockholder approval. In addition, Ryerson and Olympic Steel may elect to terminate the merger agreement in certain other circumstances as further detailed in the section entitled “The Merger Agreement—Termination.”

The merger agreement limits Ryerson’s ability and Olympic Steel’s ability to pursue alternatives to the merger, may discourage other companies from trying to acquire a significant interest in Ryerson’s or Olympic Steel’s common stock or assets and, in specified circumstances, could require Ryerson or Olympic Steel to pay the other party a termination fee.

The merger agreement contains provisions that may discourage a third party from submitting a proposal for a competing transaction, including the acquisition of a significant interest in Ryerson’s or Olympic Steel’s common stock or assets. These provisions include a general prohibition on Ryerson and Olympic Steel from soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by the Ryerson board or the Olympic Steel board, entering into discussions with any third party regarding any such competing proposal. The merger agreement further provides that (i) if the merger agreement terminates because, prior to Ryerson’s receipt of the approval of the Ryerson issuance proposal, the Ryerson board effects a Ryerson adverse recommendation change (as defined below) or because Ryerson commits a willful and material breach of its non-solicitation obligations, Ryerson will be required to pay Olympic Steel $15 million, and (ii) if the merger agreement terminates because, (a) prior to Olympic Steel’s receipt of the approval of the Olympic Steel merger proposal, the Olympic Steel board effects an Olympic Steel adverse recommendation change (as defined below) or because Olympic Steel commits a willful and material breach of its non-solicitation obligations, or (b) prior to Olympic Steel’s receipt of the approval of the Olympic Steel merger proposal but not thereafter, Olympic Steel or any of its subsidiaries enters into a definitive written agreement providing for the consummation of a Superior Proposal, provided Olympic Steel complied in all material respects with its non-solicitation obligations, Olympic Steel will be required to pay Ryerson $15 million.

If the merger agreement is terminated due to either party’s failure to obtain stockholder approval, and at such time, the other party has obtained stockholder approval and the Ryerson board, or a committee thereof, has not effected an adverse recommendation change, Ryerson or Olympic Steel, as applicable, may be required to reimburse the other party for its expenses incurred in connection with the transaction in an amount not to exceed $10 million. For additional information, see the sections entitled “The Merger Agreement—No Solicitation; Changes of Recommendation” and “The Merger Agreement—Termination.”

Failure to complete the merger could negatively impact the price of shares of Ryerson common stock and the price of shares of Olympic Steel common stock, as well as Ryerson’s and Olympic Steel’s respective businesses and financial results.

The merger agreement contains a number of conditions that must be satisfied or waived prior to the completion of the merger, which are described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.” There can be no assurance that all of the conditions to the completion of the merger will be satisfied or waived, or that the required approvals of the Ryerson stockholders or the Olympic Steel shareholders will be received. If these conditions are not satisfied or waived or if approval is not obtained from Ryerson stockholders or Olympic Steel shareholders, Ryerson and Olympic Steel will be unable to complete the merger.

If the merger is not completed for any reason, Ryerson’s and Olympic Steel’s respective businesses and financial results may be adversely affected and, without realizing any of the benefits of having completed the merger, Ryerson and Olympic Steel would be subject to a number of risks, including:

•	Ryerson and Olympic Steel may experience negative reactions from the financial markets, including negative impacts on the market price of Ryerson common stock and Olympic Steel common stock;

•

Ryerson and Olympic Steel and their respective subsidiaries may experience negative reactions from their respective customers, suppliers, landlords and other third parties with whom they do business, which in turn could affect Ryerson’s and Olympic Steel’s business operations or their ability to compete for new business or maintain existing business;

•	Ryerson and Olympic Steel may experience negative reactions from employees;

•	Ryerson and Olympic Steel will still be required to pay certain significant costs relating to the merger, such as legal, accounting, financial advisor and printing fees; and

•

Ryerson and Olympic Steel will have expended time and resources that could otherwise have been spent on Ryerson’s and Olympic Steel’s existing businesses and the pursuit of other opportunities that could have been beneficial to each company, and Ryerson’s and Olympic Steel’s ongoing business and financial results may be adversely affected.

In addition to the above risks, if the merger agreement is terminated and either party’s board seeks an alternative transaction, the holders of such party’s common stock cannot be certain that such party will be able to find a party willing to engage in a transaction on more attractive terms than the merger. If the merger agreement is terminated under specified circumstances, either Ryerson or Olympic Steel may be required to pay the other party a termination fee or other termination-related expense reimbursement payment. For a description of these circumstances, see the section entitled “The Merger Agreement—Termination.”

Directors and executive officers of each party have interests in the merger that may be different from, or in addition to, the interests of Ryerson stockholders and Olympic Steel shareholders generally.

In considering the recommendation of (i) the Ryerson board that Ryerson stockholders vote in favor of the proposals on the agenda for the Ryerson special meeting or (ii) the Olympic Steel board that Olympic Steel shareholders vote in favor of the proposals on the agenda for the Olympic Steel special meeting, as applicable, Ryerson stockholders and Olympic Steel shareholders should be aware of and take into account the fact that certain Ryerson and Olympic Steel directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Ryerson stockholders and Olympic Steel shareholders generally, including among other things, the treatment of outstanding Olympic Steel equity awards, phantom awards and long-term cash awards under the merger agreement, the potential payment of severance benefits and acceleration of outstanding Olympic Steel equity awards and long-term cash awards upon certain qualifying terminations of employment, certain go-forward employment arrangements with Ryerson (including certain inducement awards in the form of sign-on equity awards), and the right to ongoing indemnification and insurance coverage each as further described in the section entitled “The Merger—Interests of Olympic Steel Directors and Executive Officers in the Merger.” Other interests include the continued employment of certain executive officers of Ryerson and Olympic Steel following the merger and the continued positions of certain directors of Ryerson and Olympic Steel as directors of the combined company. The Ryerson board and the Olympic Steel board were aware of and considered the interests of their respective directors and officers, among other matters, in evaluating the terms and structure, and overseeing the negotiation of the merger, in approving the merger agreement and the transactions contemplated thereby, including the merger, and the recommendation of (i) the Ryerson board that Ryerson stockholders vote in favor of the proposals on the agenda for the Ryerson special meeting and (ii) the Olympic Steel board that Olympic Steel shareholders vote in favor of the proposals on the agenda for the Olympic Steel special meeting.

The unaudited pro forma condensed combined financial statements and unaudited prospective financial information included in this joint proxy statement/prospectus are based on a variety of adjustments, assumptions and preliminary estimates and future results of Ryerson or Olympic Steel may differ, possibly materially.

The unaudited pro forma condensed combined financial statements and unaudited prospective financial information contained in this joint proxy statement/prospectus are based on a variety of adjustments, assumptions and preliminary estimates and may not be indicative of the financial position, results of operations or cash flows of the combined company following the merger for several reasons. Specifically, the unaudited pro forma condensed combined financial statements do not reflect the impacts of any revenue, cost or other operating synergies that may result from the mergers or any related restructuring costs that may be contemplated. In addition, the unaudited pro forma condensed combined financial statements have been prepared with the assumption that Ryerson will be identified as the acquirer under accounting principles generally accepted in the United States of America (“GAAP”) and reflect adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. For additional information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.” In addition, the merger and post-merger integration process may give rise to unexpected liabilities and costs, including costs associated with the defense and resolution of transaction-related litigation or other claims. Unexpected delays in completing the merger or in connection with the post-merger integration process may significantly increase the related costs and expenses incurred by the combined company. The actual financial position, financial performance, results of operations and cash flows of the combined company following the merger may not be consistent with, or evident from, the unaudited pro forma condensed combined financial statements or prospective financial information included in this joint proxy statement/prospectus. In addition, the assumptions, including those regarding the future operating and financial performance of the combined company, used in preparing the unaudited pro forma condensed combined financial statements and prospective financial information included in this joint proxy statement/prospectus may not prove to be accurate and may be affected by other factors. See “Risk Factors—Risks Relating to the Combined Company Following Completion of the Merger— The market price of Ryerson common stock after the completion of the merger may be affected by factors different from those that historically have affected or currently affect Ryerson common stock.” Any potential decline in the financial condition, results of operations or cash flows of the combined company may cause significant variations in the price of the common stock of the combined company. For more information, see the unaudited pro forma condensed combined financial statements and the unaudited prospective financial information contained in this joint proxy statement/prospectus.

The opinions of Ryerson’s and Olympic Steel’s respective financial advisors do not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger.

Ryerson and Olympic Steel have received opinions from their respective financial advisors in connection with the signing of the merger agreement, but have not obtained updated opinions from their respective financial advisors as of the date of this joint proxy statement/prospectus. Changes in the operations and prospects of Ryerson or Olympic Steel, general market and economic conditions and other factors that are beyond the control of Ryerson or Olympic Steel, and on which Ryerson’s and Olympic Steel’s financial advisors’ opinions were based, may significantly alter the value of Ryerson or Olympic Steel or the prices of the shares of Ryerson common stock or Olympic Steel common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the date of the opinions. Because Ryerson and Olympic Steel do not currently anticipate asking their respective financial advisors to update their opinions, the opinions will not address the fairness of the exchange ratio from a financial point of view at the time the merger is completed. The Ryerson board’s recommendation that Ryerson stockholders vote in favor of the proposals on the agenda for the Ryerson special meeting and the Olympic Steel board’s recommendation that Olympic Steel shareholders vote in favor of the proposals on the agenda for the Olympic Steel special meeting, however, are made as of the date of this joint proxy statement/prospectus.

For a description of the opinions that Ryerson and Olympic Steel received from their respective financial advisors, see the sections entitled “The Merger—Opinion of J.P. Morgan Securities LLC, Ryerson’s Financial Advisor,” “The Merger—Opinion of KeyBanc Capital Markets Inc., Olympic Steel’s Financial Advisor” and “The Merger—Opinion of Houlihan Lokey Capital, Inc., Olympic Steel’s Financial Advisor.” A copy of the opinion of J.P. Morgan, Ryerson’s financial advisor, is attached as Annex B to this joint proxy statement/prospectus, a copy of the opinion of KeyBanc, Olympic Steel’s financial advisor, is attached as Annex C, and a copy of the opinion of Houlihan Lokey, Olympic Steel’s financial advisor, is attached as Annex D to this joint proxy statement/prospectus, and each is incorporated by reference herein in its entirety.

The financial forecasts relating to Ryerson and Olympic Steel included in this joint proxy/prospectus are based on various estimates and assumptions that may not be realized, which may adversely affect the market price of common stock of the combined company following the closing.

This joint proxy statement/prospectus includes certain financial forecasts considered by Ryerson and Olympic Steel in the evaluation of the merger. None of the financial forecasts prepared by Ryerson or Olympic Steel were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, GAAP or the guidelines established by the American Institute of Certified Public Accountants or any other regulatory or professional body for the preparation and presentation of financial forecasts. These forecasts are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Ryerson and Olympic Steel. Important factors that may affect the actual results of Ryerson and Olympic Steel and cause the internal financial forecasts to not be achieved include risks and uncertainties relating to Ryerson’s and Olympic Steel’s businesses, industry performance, the regulatory environment, general business and economic conditions and other factors referred to under the section entitled “Cautionary Statement Regarding Forward-Looking Statements.” In view of these uncertainties, the inclusion of financial forecasts in this joint proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.

In addition, the financial forecasts also reflect assumptions that are subject to change and do not reflect revised prospects for Ryerson’s and Olympic Steel’s businesses, changes in general business or economic conditions of any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared. Further, any forward-looking statement speaks only as of the date on which it is made, and neither Ryerson nor Olympic Steel undertakes any obligation, other than as required by applicable law, to update the financial estimates to reflect events or circumstances after the dates as of which the financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances. In addition, since such financial forecasts cover multiple years, and the underlying information by its nature becomes less predictive with each successive year, there can be no assurance that Ryerson’s, Olympic Steel’s or the combined company’s financial condition, results of operations or cash flows will be consistent with those set forth in such forecasts.

Uncertainties associated with the merger may cause a loss of Ryerson’s and Olympic Steel’s management personnel and other key employees, which could adversely affect the business and operations of the combined company following the merger.

Each of Ryerson and Olympic Steel depends on the experience and industry knowledge of its officers and other key employees to execute its business plans. The success of the combined company after the merger will depend, in part, on its ability to retain key management personnel and other key employees. Current and prospective employees of Ryerson and Olympic Steel may experience uncertainty about their roles within the combined company following the merger or other concerns regarding the timing and completion of the merger or the operations of the combined company following the merger, any of which may have an adverse effect on Ryerson’s and Olympic Steel’s ability to retain or attract key management and other key personnel. If Ryerson or Olympic Steel are unable to retain personnel, including Ryerson’s or Olympic Steel’s key management, who are critical to the future operations of the companies, Ryerson and Olympic Steel could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment and training costs. In addition, the loss of Ryerson’s and Olympic Steel’s key personnel could diminish the anticipated benefits of the merger. No assurance can be given that the combined company, following the merger, will be able to retain or attract Ryerson’s and Olympic Steel’s key management personnel and other key employees to the same extent that Ryerson and Olympic Steel have previously been able to retain or attract personnel.

Ryerson’s and Olympic Steel’s business relationships may be subject to disruption due to uncertainty associated with the merger, which could have a material effect on Ryerson’s and Olympic Steel’s business, financial condition, cash flows and results of operations or those of the combined company following the merger.

Parties with which Ryerson or Olympic Steel do business may experience uncertainty associated with the merger, including with respect to current or future business relationships with Ryerson or Olympic Steel following the merger. Ryerson’s and Olympic Steel’s business relationships may be subject to disruption as customers, suppliers, landlords and other third parties with whom they do business may attempt to delay or defer entering into new business relationships, negotiate changes in existing business relationships or consider entering into business relationships with parties other than Ryerson or Olympic Steel. These disruptions could have a material and adverse effect on Ryerson’s and Olympic Steel’s business, financial condition, cash flows and results of operations, regardless of whether the merger is completed, as well as a material and adverse effect on the combined company’s ability to realize the expected cost savings, operating synergies and other benefits of the merger. The risk, and adverse effects, of any disruption could be exacerbated by a delay in completion of the merger or termination of the merger agreement.

Completion of the merger may trigger change-in-control, default or other provisions in certain agreements to which Olympic Steel is a party.

The completion of the merger may trigger change-in-control, default or other provisions in certain agreements to which Olympic Steel is a party. It is anticipated that the transactions contemplated by the merger agreement will constitute an event of default under the Olympic Steel Loan Agreement (as defined herein), which would permit the administrative agent to, and shall upon the direction of certain lenders, among other things, declare the obligations thereunder to be immediately due and payable. Ryerson and Olympic Steel currently plan to pay off the balances due under the Olympic Steel Loan Agreement in full and terminate the agreement at the closing. If Olympic Steel does not pay off the balances due under the Olympic Steel Loan Agreement, or alternatively, does not negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the applicable agreements. If Olympic Steel negotiates waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to the combined company.

In addition, in the merger, Ryerson and Olympic Steel both have acknowledged and agreed that the merger will constitute a “change in control,” “change of control,” or term of similar import under each applicable Olympic Steel plan as described in more detail in the section entitled “The Merger—Interests of Olympic Steel Directors and Executive Officers in the Merger.”

Ryerson or Olympic Steel may waive one or more of the closing conditions without re-soliciting stockholder approval.

Ryerson or Olympic Steel may determine to waive, in whole or part, one or more of the conditions to closing the merger prior to Ryerson or Olympic Steel, as the case may be, being obligated to consummate the merger. Each of Ryerson and Olympic Steel currently expects to evaluate the materiality of any waiver and its effect on its respective stockholders or shareholders in light of the facts and circumstances at the time of any such waiver in order to determine whether any amendment of this joint proxy statement/prospectus or any re-solicitation of proxies is required in light of such waiver. Any determination whether to waive any condition to the merger or to re-solicit stockholder approval or amend or supplement this joint proxy statement/prospectus as a result of any such waiver will be made by Ryerson or Olympic Steel at the time of such waiver based on the facts and circumstances as they exist at that time.

The merger agreement subjects Ryerson and Olympic Steel to restrictions on their respective business activities prior to the effective time.

The merger agreement restricts Ryerson and Olympic Steel from entering into certain corporate transactions and taking other specified actions without the consent of the other party, and generally requires each party to continue its operations in the ordinary course through the completion of the merger. These restrictions could be in place for an extended period of time if completion of the merger is delayed and could prevent Ryerson and Olympic Steel from pursuing attractive business opportunities that may arise prior to the completion of the merger. For a description of the restrictive covenants to which Ryerson and Olympic Steel are subject, see the section entitled “The Merger Agreement—Interim Operations of Olympic Steel and Ryerson Pending the Merger.”

Ryerson and Olympic Steel are expected to incur significant costs in connection with the merger and integration of the two companies, which may be in excess of those anticipated by Ryerson or Olympic Steel.

Ryerson and Olympic Steel have incurred and expect to continue to incur a number of non-recurring costs associated with negotiating and completing the merger and combining the operations of the two companies. These costs have been, and will continue to be, substantial. The substantial majority of non-recurring costs will consist of transaction costs related to the merger and include, among others, fees paid to financial, legal and accounting advisors, filing fees, employee retention and other employment-related costs, and debt restructuring costs. Many of these costs will be borne by Ryerson or Olympic Steel even if the merger is not completed.

Ryerson and Olympic Steel will also incur transaction costs related to formulating and implementing integration plans, including facilities, systems and service contract consolidation costs and employment-related costs. Ryerson and Olympic Steel will continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in connection with the merger and the integration of the two companies’ businesses. Although Ryerson and Olympic Steel each expect that the elimination of duplicative costs, as well as the realization of other synergies related to the integration of the businesses, should allow the combined company to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. For additional information, see the risk factor entitled “—The failure to integrate Ryerson’s and Olympic Steel’s businesses and operations successfully in the expected time frame may adversely affect the combined company’s business and results of operations” below. The costs described above, as well as other unanticipated costs and expenses, could adversely affect the financial condition, cash flows and results of operations of the combined company following the completion of the merger.

If the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, Olympic Steel shareholders may be required to pay substantial U.S. federal income taxes.

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and Olympic Steel, Ryerson, and Merger Sub have covenanted to use reasonable best efforts to (i) take or cause to be taken, and not knowingly fail to take, any action necessary for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) cause each of Ryerson and Olympic Steel to receive an opinion from its respective external counsel, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Ryerson’s obligation to complete the merger that Ryerson receives an opinion from Willkie Farr & Gallagher LLP, counsel to Ryerson, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Olympic Steel’s obligation to complete the combination that Olympic Steel receives an opinion from Jones Day, counsel to Olympic Steel, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The foregoing opinions of counsel will be based on, among other things, certain representations made by Ryerson and Olympic Steel and certain assumptions, all of which must be consistent with the state of facts existing at the time of the merger. If any of these representations and assumptions are, or become, inaccurate or incomplete, such opinions may be invalid, and the conclusions reached therein could be jeopardized. In addition, such opinions of counsel are not free from doubt. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or the courts, which may not agree with the conclusions set forth in such opinion. If the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 157) of Olympic Steel common stock would generally recognize capital gain or loss on the exchange of its Olympic Steel common stock for Ryerson common stock and cash in lieu of fractional shares of Ryerson common stock pursuant to the merger. For more information, see the section titled “Material U.S. Federal Income Tax Consequences of the Merger.”

Litigation relating to the merger, if any, could result in an injunction preventing the completion of the merger and/or substantial costs to Ryerson and Olympic Steel.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements like the merger agreement. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and require management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Ryerson’s and Olympic Steel’s respective liquidity and financial condition. Lawsuits that may be brought against Ryerson, Olympic Steel or their respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the merger agreement already implemented and to otherwise enjoin the parties from consummating the merger. One of the conditions to the closing is that no law or Order (each as defined in the merger agreement) is promulgated, entered, enforced, enacted or issued by any governmental entity of competent jurisdiction in which either Ryerson and its subsidiaries (taken as a whole) or Olympic Steel and its subsidiaries (taken as a whole) have material assets or material business operations, which prohibits, restrains or makes illegal the consummation of the merger. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, that injunction may delay or prevent the merger from being completed within the expected timeframe or at all, which may adversely affect Ryerson’s and Olympic Steel’s respective businesses, financial condition, cash flows and results of operations. In addition, either Ryerson or Olympic Steel may terminate the merger agreement if any law or Order has been promulgated, entered, enforced, enacted or issued by any governmental entity of competent jurisdiction in which either Ryerson and its subsidiaries (taken as a whole) or Olympic Steel and its subsidiaries (taken as a whole) have material assets or material business operations, which is in effect and permanently prohibits, restrains, enjoins or makes illegal the consummation of the merger, so long as Ryerson’s or Merger Sub’s (in the case of a termination by Ryerson) or Olympic Steel’s (in the case of a termination by Olympic Steel) material breach of any of its obligations under the merger agreement has not been the primary cause of, or resulted in, the enactment or issuance of such law or Order.

There can be no assurance that any of the defendants would be successful in the outcome of any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect the combined company’s business, financial condition, cash flows and results of operations.

Ryerson stockholders and Olympic Steel shareholders will not be entitled to appraisal rights in the merger.

Appraisal rights (also known as dissenters’ rights) are statutory rights that enable stockholders or shareholders to dissent from certain extraordinary transactions, such as certain mergers, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders or stockholders in connection with the applicable transaction. Under Section 262 of the General Corporation Law of the State of Delaware (“DGCL”) and Section 1701.84 of the Ohio Revised Code (the “ORC”), as applicable, Ryerson stockholders and Olympic Steel shareholders are not entitled to appraisal rights in connection with the issuance of common stock of Ryerson in connection with the merger or the merger. For more information, see the section entitled “No Appraisal Rights” on page 191.

Risks Relating to the Combined Company Following Completion of the Merger

The market price of Ryerson common stock will continue to fluctuate after the merger.

Upon completion of the merger, Olympic Steel shareholders who receive merger consideration will become holders of shares of Ryerson common stock, which will trade on the NYSE under the ticker symbol “RYI.” The market price of Ryerson common stock may fluctuate significantly following completion of the merger, and Ryerson stockholders could lose some or all of the value of their investment. In addition, the stock market has experienced significant price and volume fluctuations in recent times, which, if they continue to occur, could adversely affect the market for, or liquidity of, Ryerson common stock, regardless of Ryerson’s actual operating performance.

The market price of Ryerson common stock after the completion of the merger may be affected by factors different from those that historically have affected or currently affect Ryerson common stock.

Upon completion of the merger, Olympic Steel shareholders who receive merger consideration will become holders of Ryerson common stock, which will trade on the NYSE under the ticker symbol “RYI.” Ryerson’s business differs from that of Olympic Steel, and certain adjustments may be made to the combined company as a result of this transaction. The financial position, results of operations and/or cash flows of the combined company after completion of the merger may be impacted by business conditions affecting Olympic Steel that are not currently applicable to Ryerson, and may be different from Ryerson’s financial position, results of operations and/or cash flows before the completion of the merger. Accordingly, the market price of Ryerson common stock after the completion of the merger may be affected by factors different from those currently affecting the market prices of Ryerson common stock. In addition, general fluctuations in stock markets could adversely affect the market for, or liquidity of, Ryerson common stock, regardless of the combined company’s actual operating performance. For a discussion of the businesses of Ryerson and Olympic Steel and of some important factors to consider in connection with those businesses, see the section entitled “Information About the Companies” and the documents incorporated by reference in the section entitled “Where You Can Find More Information,” including, in particular, the sections entitled “Risk Factors” in each of Ryerson’s and Olympic Steel’s Annual Report on Form 10-K for the year ended December 31, 2024 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025, June 30, 2025 and September 30, 2025.

The failure to integrate Ryerson’s and Olympic Steel’s businesses and operations successfully in the expected time frame may adversely affect the combined company’s business, financial position, results of operations or cash flows.

Ryerson and Olympic Steel have operated and, until the completion of the merger, will continue to operate independently. Following the completion of the merger, Ryerson’s and Olympic Steel’s businesses may not be integrated successfully. It is possible that the integration process could result in the loss of Ryerson’s and Olympic Steel’s key employees, the loss of customers, suppliers, vendors or other business counterparties, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, potential unknown liabilities and unforeseen expenses, delays, or regulatory conditions associated with and following completion of the merger; or higher-than-expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following challenges, among others, must be addressed in integrating Ryerson’s and Olympic Steel’s operations in order to realize the anticipated benefits of the merger:

•	combining the companies’ operations and corporate functions and the resulting difficulties associated with managing a larger, more complex, diversified business;

•	combining Ryerson’s and Olympic Steel’s businesses in a manner that permits the combined company to achieve the cost savings and operating synergies anticipated to result from the merger;

•	avoiding delays in connection with the completion of the merger or the integration process;

•	integrating personnel from the two companies and minimizing the loss of key employees;

•	identifying and eliminating redundant functions and assets;

•

harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes and successfully implementing the foregoing;

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maintaining existing agreements with customers, suppliers, landlords and other business counterparties and avoiding delays in entering into new agreements with prospective customers, suppliers, landlords and other business counterparties;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies; and

•	consolidating the companies’ operating, administrative and information technology infrastructure and financial systems.

In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the merger and the integration of the businesses of the two companies and may reduce their availability for day-to-day business operations or other opportunities that may be beneficial, which may disrupt each company’s ongoing operations and the operations of the combined company. Furthermore, following the merger, the board of directors and executive leadership of the combined company will consist of former directors from each of Ryerson and Olympic Steel and former executive officers from each of Ryerson and Olympic Steel. Combining the boards of directors and management teams of each company into a single board and a single management team could require the reconciliation of differing priorities and philosophies.

The combined company may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on Ryerson’s ability to realize the cost savings, operating synergies and other benefits from combining Ryerson’s and Olympic Steel’s businesses. The anticipated cost savings, operating synergies and other benefits of the merger may not be realized fully or at all, may take longer to realize than expected, or may result in other adverse effects that Ryerson does not currently foresee, in which case, among other things, the merger may not be accretive or may be less accretive to adjusted earnings per share for both Ryerson and Olympic Steel and may not generate significant cash to return to stockholders or shareholders via dividends, share repurchases or other means. Some of the assumptions that Ryerson and Olympic Steel have made, such as the achievement of the anticipated benefits related to combining complementary assets to create a portfolio of services and products that expand client opportunities, and advances in both companies’ ability to innovate and develop new products and services, may not be realized. The integration process may, for each of Ryerson and Olympic Steel, result in the loss of key employees, the disruption of ongoing businesses or inconsistencies in standards, controls, procedures and policies. In addition, there could be potential unknown liabilities and unforeseen expenses associated with the merger that could adversely impact the combined company.

The merger may result in a loss of Ryerson’s and Olympic Steel’s customers, suppliers or other business counterparties, and may result in the termination of existing contracts or scaling back of business relationships.

Following the merger, some of Ryerson’s and Olympic Steel’s customers, suppliers, landlords or other business counterparties may terminate or scale back their current or prospective business relationships with the combined company. In addition, Ryerson and Olympic Steel have contracts with customers, suppliers, vendors, joint venture participants and other business counterparties that may require Ryerson or Olympic Steel to obtain consents from these other parties in connection with the merger, which may not be obtained on favorable terms or at all. If relationships with customers, suppliers, landlords or other business counterparties are adversely affected by the merger, or if the combined company, following the merger, loses the benefits of the contracts of Ryerson or Olympic Steel, the business, financial condition, cash flows and results of operations of the combined company could be adversely affected.

Each of Ryerson and Olympic Steel may have material liabilities that are not known to the other party.

Each of Ryerson and Olympic Steel may have material liabilities that the other party failed, or was unable, to discover in the course of performing its respective due diligence investigations. Ryerson and Olympic Steel may learn additional information about the other party that materially adversely affects it, such as unknown or contingent liabilities and liabilities related to compliance with applicable laws. As a result of these factors, the combined company may incur additional costs and expenses and may be forced to later write-down or write-off assets, restructure operations or incur impairment or other charges that could result in the combined company reporting losses. Even if Ryerson’s and Olympic Steel’s respective due diligence has identified certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with its expectations. If any of these risks materialize, this could adversely affect the combined company’s financial condition, results of operations or cash flows and could contribute to negative market perceptions about, or price movements of, Ryerson common stock following the merger.

The combined company’s indebtedness may limit its financial flexibility and adversely affect its financial condition, liquidity and results of operations.

As of September 30, 2025, Ryerson’s total outstanding indebtedness was approximately $498.2 million, including amounts outstanding under its $1.3 billion revolving credit facility (the “Ryerson Credit Facility”), pursuant to that certain Credit Agreement, dated as of July 24, 2015, among Ryerson, Joseph T. Ryerson, Inc. and Ryerson Canada, as borrowers, the lenders party thereto from time to time, and Bank of America, N.A., as the administrative agent (as amended through that certain Amendment No. 6, dated as of June 10, 2024 and as further amended, amended and restated or otherwise modified, the “Ryerson Credit Agreement”). As of September 30, 2025, Olympic Steel’s total outstanding indebtedness was approximately $240.9 million, including amounts outstanding under its credit facility. Accordingly, the combined company will have substantial indebtedness following completion of the merger. In addition, subject to the limits contained in the documents governing such indebtedness, the combined company may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions or for other purposes. Any increase in the indebtedness of the combined company could have adverse effects on its financial condition, cash flows and results of operations, including by:

•

imposing additional cash requirements on the combined company in order to support interest payments, which would reduce the amount available to fund its operations and other business activities and return to shareholders;

•	increasing the vulnerability of the combined company to adverse changes in general economic and industry conditions, economic downturns and adverse developments in its business;

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limiting the ability of the combined company to sell assets, engage in strategic transactions or obtain additional financing for working capital, capital expenditures, general corporate and other purposes;

•	limiting the flexibility of the combined company in planning for or reacting to changes in its business and the industry in which it operates; and

•

increasing the exposure of the combined company to increased or elevated interest rates, which would generate greater interest expense to the extent the combined company does not have applicable hedges for interest rate fluctuations.

The future results of the combined company following the merger will suffer if the combined company does not effectively manage its expanded operations.

Following the merger, the size and complexity of the combined company will increase significantly compared to the business of each of Ryerson and Olympic Steel. The combined company’s future success will depend, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management of a larger number of operations and geographies and associated increased costs and complexity. The combined company may also face increased scrutiny from, and/or additional regulatory requirements of, governmental authorities as a result of the significant increase in the size and complexity of its business. There can be no assurances that the combined company will be successful or that it will realize the expected operating synergies, cost savings or other benefits currently anticipated from the merger.

There is no guarantee that Ryerson will continue to declare and pay dividends or repurchase shares of Ryerson common stock following the merger.

Although each of Ryerson and Olympic Steel has returned capital to its respective stockholders and shareholders in the past, through a combination of cash dividends on, and repurchases of, its respective shares of common stock, the board of directors of the combined company may determine not to declare dividends, repurchase shares of its common stock or use other means to return capital to its stockholders in the future or may reduce the amount of capital returned to its stockholders through dividends, share repurchases and other means in the future. Decisions on whether, when, by what means and in what amounts to return capital to its stockholders will remain in the discretion of the board of directors of the combined company (as reconstituted following the merger). Any dividend payment or share repurchase amounts will be determined by the board of directors of the combined company on a quarterly basis, and it is possible that the board of directors of the combined company may increase or decrease the amount of dividends paid or shares repurchased in the future, or determine not to declare dividends and/or repurchase shares in the future, at any time and for any reason. Ryerson and Olympic Steel expect that any such decisions will depend on the combined company’s financial condition, results of operations, cash balances, cash requirements, future prospects and other considerations that the board of directors of the combined company deems relevant, including:

•

whether the combined company has enough discretionary cash flow to return capital to its stockholders due to its cash requirements, capital spending plans, cash flows, financial position or the terms of its financing arrangements;

•	the combined company’s desire to maintain or improve the credit ratings on its debt; and

•	applicable restrictions under Delaware law.

Stockholders should be aware that they have no contractual or other legal right to dividends that have not been declared. For additional information, see the section entitled “The Merger—Dividend Policy.”

The combined company may record goodwill and other intangible assets that could become impaired and result in material non-cash charges to the results of operations of the combined company in the future.

In accordance with Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), the merger will be accounted for as an acquisition by Ryerson pursuant to the acquisition method of accounting for business combinations. Under the acquisition method of accounting, Ryerson will record the net tangible and identifiable intangible assets and liabilities of Olympic Steel and its subsidiaries, as of the consummation of the merger, at their respective fair values. The reported financial condition and results of operations of Ryerson for periods after consummation of the merger will reflect Olympic Steel balances and results after consummation of the merger but will not be restated retroactively to reflect the historical financial position or results of operations of Olympic Steel and its subsidiaries for periods prior to the merger. For additional information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

Under the acquisition method of accounting, the total purchase price will be allocated to Olympic Steel’s tangible assets and liabilities and identifiable intangible assets based on their fair values as of the date of completion of the merger, with any excess purchase price allocated to goodwill. To the extent the value of goodwill or intangibles, if any, becomes impaired in the future, the combined company may be required to recognize material non-cash charges relating to such impairment. The combined company’s results of operations may be significantly impacted from both the impairment and the underlying trends in the business that triggered the impairment.

Shares of Ryerson common stock received by Olympic Steel shareholders as a result of the merger will have different rights from shares of Olympic Steel common stock.

Upon completion of the merger, Olympic Steel shareholders will no longer be shareholders of Olympic Steel, and Olympic Steel shareholders who receive merger consideration will become holders of Ryerson common stock, which will trade on the NYSE under the ticker symbol “RYI.” While Olympic Steel is an Ohio corporation and its shareholders’ rights are governed by Ohio law, Ryerson is a Delaware corporation and the combined company’s stockholder’s rights will be governed by Delaware law. Given the differences between the DGCL and the ORC, as well as Ryerson’s and Olympic Steel’s governing documents, there will be important differences between the current rights of Olympic Steel shareholders and the rights to which such stockholders will be entitled as Ryerson stockholders. For a discussion of the different rights associated with shares of Ryerson common stock as compared to shares of Olympic Steel common stock, see the section entitled “Comparison of Stockholders’ and Shareholders’ Rights.”

Future sales or issuances of Ryerson common stock could have a negative impact on the Ryerson common stock price.

Based on the number of shares of Olympic Steel common stock outstanding as of January 9, 2026 and the number of outstanding Olympic Steel equity awards currently estimated to be settled in Ryerson common stock following the merger, Ryerson expects to issue up to approximately 19,798,454 shares of Ryerson common stock in the merger. The Ryerson common stock that Olympic Steel shareholders will receive upon the exchange of Olympic Steel common stock for the merger consideration generally may be sold immediately in the public market. It is possible that some former Olympic Steel shareholders may seek to sell some or all of the shares of Ryerson common stock they receive as merger consideration, and the merger agreement contains no restriction on the ability of former Olympic Steel shareholders to sell such shares of Ryerson common stock following completion of the merger. Other Ryerson stockholders may also seek to sell shares of Ryerson common stock held by them following completion of the merger. These sales or other dispositions of a significant number of shares of Ryerson common stock (or the perception that such sales or other dispositions may occur), coupled with the increase in the outstanding number of shares of Ryerson common stock as a result of the merger (as well as any increase resulting from future issuances of Ryerson common stock), may affect the market for Ryerson common stock in an adverse manner and may cause the price of Ryerson common stock to fall.

Risks Relating to Ryerson’s Business

In addition to the risk factors described above relating to the combined company following completion of the merger, you should read and consider risk factors specific to Ryerson’s businesses that will also affect the combined company after the completion of the merger. These risks are described in Part I, Item 1A of Ryerson’s Annual Report on Form 10-K for the year ended December 31, 2024 and in Part II, Item 1A of Ryerson’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025, June 30, 2025 and September 30, 2025, and in other documents that are incorporated by reference herein. For the location of information incorporated by reference in this joint proxy statement/prospectus, see the section entitled “Where You Can Find More Information.”

Risks Relating to Olympic Steel’s Business

In addition to the risk factors described above relating to the combined company following completion of the merger, you should read and consider risk factors specific to Olympic Steel’s businesses that will also affect the combined company after the completion of the merger. These risks are described in Part I, Item 1A of Olympic Steel’s Annual Report on Form 10-K for the year ended December 31, 2024 and in Part II, Item 1A of Olympic Steel’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025, June 30, 2025 and September 30, 2025, and in other documents that are incorporated by reference herein. For the location of information incorporated by reference in this joint proxy statement/prospectus, see the section entitled “Where You Can Find More Information.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, and the documents to which Ryerson and Olympic Steel refer you in this joint proxy statement/prospectus, as well as oral statements made or to be made by Ryerson and Olympic Steel relating to their respective special meetings of the stockholders or the shareholders, as applicable, include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical fact, included in this joint proxy statement/prospectus, including those that address activities, events or developments that Ryerson or Olympic Steel expects, believes or anticipates will or may occur in the future, are forward-looking statements. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “continue,” “could,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. Forward-looking statements are not statements of historical fact and reflect Ryerson’s and Olympic Steel’s current views about future events. Such forward-looking statements include, without limitation: statements about the benefits of the merger involving Ryerson and Olympic Steel, including future financial and operating results, Ryerson’s and Olympic Steel’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the merger, and other statements that are not historical facts. No assurances can be given that the forward-looking statements contained in this joint proxy statement/prospectus will occur as projected and actual results may differ materially from those included in this joint proxy statement/prospectus. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those included in this joint proxy statement/prospectus. These risks and uncertainties include, without limitation:

•	the ability to obtain the requisite Ryerson and/or Olympic Steel shareholder approvals;

•

the risk that Ryerson and Olympic Steel may be unable to obtain governmental and regulatory approvals required for the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the merger);

•	the risk that an event, change or other circumstance could give rise to the termination of the merger;

•	the risk that a condition to closing may not be satisfied;

•	the risk of delays in completing the merger;

•	the risk that the businesses will not be integrated successfully or may take longer to realize than expected or that the merger may be less accretive than expected;

•	the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected;

•	the risk that the merger will not provide shareholders with increased earnings potential;

•	the risk that any announcement relating to the merger could have adverse effects on the market price of Ryerson’s or Olympic Steel’s common stock;

•	the risk of litigation related to the merger;

•	the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect;

•	the diversion of management time from ongoing business operations and opportunities as a result of the merger;

•	the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger;

•	the highly cyclical fluctuations resulting from, among others, seasonality, market uncertainty, and costs of goods sold;

•	each company’s ability to remain competitive and maintain market share in the highly competitive and fragmented metals distribution industry;

•	managing the costs of purchased metals relative to the price at which each company sells its products during periods of rapid price escalation or deflation;

•	customer, supplier and competitor consolidation, bankruptcy or insolvency;

•	the impairment of goodwill that could result from, among other things, volatility in the markets in which each company operates;

•	the impact of geopolitical events;

•	future funding for postretirement employee benefits may require substantial payments from current cash flow;

•	the regulatory and other operational risks associated with our operations located outside of the United States;

•	currency rate fluctuations;

•	the adequacy of each company’s efforts to mitigate cybersecurity risks and threats;

•	reduced production schedules, layoffs or work stoppages by each company’s own, its suppliers’, or customers’ personnel;

•	any underfunding of certain employee retirement benefit plans and the actual costs exceeding current estimates;

•	prolonged disruption of each company’s processing centers;

•	failure to manage potential conflicts of interest between or among customers or suppliers of each company;

•	unanticipated changes related to, or an inability to hire and retain key personnel at either company;

•	currency exchange rate fluctuations;

•	the incurrence of substantial costs of liabilities to comply with, or as a result of, violations of environmental laws;

•	the risk of product liability claims;

•	either company’s indebtedness or covenants in the instruments governing such indebtedness; and

•	other risks inherent in Ryerson’s and Olympic Steel’s businesses and other factors described in Ryerson’s and Olympic Steel’s respective filings with the SEC.

All of the forward-looking statements Ryerson and Olympic Steel make in or in connection with this joint proxy statement/prospectus are qualified by the information contained or incorporated by reference herein, including the information contained under this heading and the information detailed in Ryerson’s Annual Report on Form 10-K for the year ended December 31, 2024 and Ryerson’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings Ryerson makes with the SEC, which are incorporated herein by reference, and in Olympic Steel’s Annual Report on Form 10-K for the year ended December 31, 2024 and Olympic Steel’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings Olympic Steel makes with the SEC, which are incorporated herein by reference. For additional information, see the sections entitled “Risk Factors” and “Where You Can Find More Information” beginning on pages 37 and 198, respectively. If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements are based on the estimates and opinions of management as of the date of this current joint proxy statement/prospectus; subsequent events and developments may cause their assumptions to change. Neither Ryerson nor Olympic Steel undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law and they specifically disclaim any obligations to do so. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

INFORMATION ABOUT THE COMPANIES

Ryerson Holding Corporation

227 W. Monroe St., 27th Floor

Chicago, Illinois 60606

Telephone: (312) 292-5000

Ryerson is a metals service center providing value-added processing and distribution of industrial metals with operations in the United States, Canada, Mexico, and China. Ryerson purchases large quantities of metal products from primary producers and sells these materials in smaller quantities to a wide variety of metals-consuming industries. Ryerson carries a full line of approximately 75,000 products in stainless steel, aluminum, carbon steel, and alloy steels and a limited line of nickel and red metals in various shapes and forms. In addition to Ryerson’s metals products, it offers numerous value-added processing and fabrication services, and nearly 80% of the metals products it sells are processed by Ryerson by bending, beveling, blanking, blasting, burning, cutting-to-length, drilling, flattening, forming, grinding, laser cutting, machining, notching, painting, polishing, punching, rolling, sawing, shearing, slitting, stamping, tapping, threading, welding, or other techniques to process materials to a specified thickness, length, width, shape, and surface quality pursuant to specific customer orders. Ryerson common stock is listed on the NYSE, trading under the symbol “RYI.”

For additional information about Ryerson and its subsidiaries, see the documents incorporated by reference in this joint proxy statement/prospectus in the section entitled “Where You Can Find More Information” beginning on page 198.

Olympic Steel, Inc.

22901 Millcreek Boulevard, Suite 650

Highland Hills, OH 44122

Telephone: (216) 672-0522

Olympic Steel is a leading metals service center focused on the direct sale and value-added processing of carbon and coated sheet, plate and coil products; stainless steel sheet, plate, bar and coil; aluminum sheet, plate and coil; pipe, tube, bar, valves and fittings, tin plate and metal-intensive end-use products. Olympic Steel provides metals processing and distribution services for a wide range of customers. Olympic Steel common stock is listed on Nasdaq, trading under the symbol “ZEUS.”

For additional information about Olympic Steel and its subsidiaries, see the documents incorporated by reference in this joint proxy statement/prospectus in the section entitled “Where You Can Find More Information” beginning on page 198.

Crimson MS Corp.

c/o Ryerson Holding Corporation

227 W. Monroe St., 27th Floor

Chicago, Illinois 60606

Phone: (312) 292-5000

Merger Sub is a direct wholly owned subsidiary of Ryerson. Upon the completion of the merger, Merger Sub will cease to exist. Merger Sub was incorporated in Ohio on October 22, 2025 for the sole purpose of effecting the merger.

The Combined Company

Upon the completion of the merger, Olympic Steel will be a direct wholly owned subsidiary of Ryerson and its shares of common stock will cease trading on Nasdaq. The combined company will retain Ryerson’s current headquarters in Chicago, Illinois. Ryerson and Olympic Steel have also agreed to certain governance matters relating to the board of directors and management of the combined company following the completion of the merger. See “The Merger—Board of Directors and Management of the Combined Company Following the Completion of the Merger” and “The Merger Agreement—Organizational Documents; Directors and Officers” for more information.

SPECIAL MEETING OF RYERSON STOCKHOLDERS

Date, Time and Place

The Ryerson special meeting will be held virtually via live audio-only webcast on February 12, 2026, at 9:30 a.m. Eastern Time. Because the Ryerson special meeting is completely virtual and being conducted via live audio-only webcast, Ryerson stockholders will not be able to attend the Ryerson special meeting in person. Ryerson stockholders will be able to attend the Ryerson special meeting online and vote their shares and submit questions electronically during the meeting by visiting www.proxydocs.com/RYI. Ryerson stockholders will be asked to provide the Control Number as described in the Internet Availability Notice or proxy card. After completion of a Ryerson stockholder’s registration, further instructions, including a unique link to access the special meeting, will be emailed to such stockholder. If a Ryerson stockholder requests a printed copy of our proxy materials by mail, its broker or nominee will provide a voting instruction card for such stockholder to use.

Purpose of the Ryerson Special Meeting

The purpose of the Ryerson special meeting is to consider and vote on the following proposals:

•	the Ryerson issuance proposal; and

•	the Ryerson adjournment proposal.

Ryerson will transact no other business at the Ryerson special meeting or any adjournment thereof, except such business as may properly be brought before the Ryerson special meeting by or at the direction of the Ryerson board in accordance with the Ryerson bylaws.

Recommendation of the Ryerson Board of Directors

The Ryerson board recommends that Ryerson stockholders vote “FOR” the Ryerson issuance proposal and “FOR” the Ryerson adjournment proposal.

For additional information on the recommendation of the Ryerson board, see the section entitled “The Merger—Recommendation of the Ryerson Board of Directors and Reasons for the Merger.”

Record Date and Outstanding Shares of Ryerson Common Stock

Only holders of record of issued and outstanding shares of Ryerson common stock as of the close of business on January 12, 2026, the record date for the Ryerson special meeting, are entitled to receive notice of, and to vote at, the Ryerson special meeting, whether via the Ryerson special meeting website or by proxy, or any adjournment or postponement thereof. If a Ryerson stockholder holds stock at the time in “street name” through a broker, bank or other institution, such stockholder must either provide voting instructions to the holder or obtain a proxy, executed in such stockholder’s favor, from the holder to be able to vote those shares at the meeting.

As of the close of business on the record date, there were 32,211,943 shares of Ryerson common stock issued and outstanding and entitled to vote at the Ryerson special meeting. Ryerson stockholders may cast one vote for each share of Ryerson common stock held by them as of the close of business on the record date.

A complete list of Ryerson stockholders entitled to vote at the Ryerson special meeting will be available for inspection at Ryerson’s offices in Chicago, Illinois during ordinary business hours for a period of no less than ten days before the Ryerson special meeting. If you would like to examine the list of Ryerson stockholders, please contact the Ryerson Secretary at 227 W. Monroe St., 27th Floor, Chicago, Illinois 60606.

Quorum; Abstentions, Broker Non-Votes and Failure to Vote

A quorum of Ryerson stockholders is necessary for Ryerson to conduct business at the Ryerson special meeting. The presence, via the Ryerson special meeting website or by proxy, of the holders of a majority of the issued and outstanding shares of Ryerson common stock and entitled to vote at the Ryerson special meeting will constitute a quorum for the transaction of business. Abstentions will be counted for purposes of determining whether a quorum exists. However, because all of the proposals for consideration at the Ryerson special meeting are “non-routine,” shares held in “street name” will not be counted as present for the purpose of determining the existence of a quorum unless the Ryerson stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals at the Ryerson special meeting. If a quorum is not present, the Ryerson special meeting will be adjourned or postponed until the holders of the number of shares of Ryerson common stock required to constitute a quorum attend. If you submit a properly executed proxy card, even if you vote “AGAINST” the Ryerson proposals or “abstain” from voting on the Ryerson proposals, your shares of Ryerson common stock will be counted for purposes of calculating whether a quorum is present.

If you are a stockholder of record and you do not provide your proxy by signing and returning your proxy card or via the Internet, by telephone or vote at the Ryerson special meeting via the Ryerson special meeting website, your shares will not be voted at the Ryerson special meeting and will not be counted as present for purposes of determining whether a quorum exists.

Under the current NYSE rules, brokers, banks or other nominees do not have discretionary authority to vote on any of the Ryerson proposals at the Ryerson special meeting. Because all of the proposals for consideration at the Ryerson special meeting are “non-routine,” there will not be any broker non-votes at the Ryerson special meeting and if you hold your shares of Ryerson common stock in “street name,” your shares will not be represented and will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in accordance with the voting instructions provided by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote. Brokers will not be able to vote on any of the proposals before the Ryerson special meeting unless they have received voting instructions from the beneficial owners.

Required Vote

The vote required to approve each of the proposals listed below assumes the presence of a quorum at the Ryerson special meeting unless otherwise specified. As described above, there will not be any broker non-votes at the Ryerson special meeting.

•

The Ryerson issuance proposal. Approval of the Ryerson issuance proposal requires the affirmative vote of the holders of a majority of the shares voting on the proposal. Abstentions or any failure by a Ryerson stockholder to vote (e.g., by not submitting a proxy and not voting at the Ryerson special meeting) will have no effect on the outcome of the Ryerson issuance proposal.

•

The Ryerson adjournment proposal. Approval of the Ryerson adjournment proposal requires the affirmative vote of the holders of a majority of the shares entitled to vote at the meeting who are present or represented by proxy. Abstentions will have the same effect as a vote “AGAINST” the adjournment proposal, while any failure by a Ryerson stockholder to vote (e.g., by not submitting a proxy and not voting at the Ryerson special meeting) will have no effect on the outcome of the Ryerson adjournment proposal. Approval of the Ryerson adjournment proposal is not a condition to the completion of the merger.

An abstention occurs when the beneficial owner of shares, or a broker, bank or other nominee holding shares for a beneficial owner, is present via the Ryerson special meeting website or by proxy at the Ryerson special meeting and entitled to vote at the meeting, but such person refrains from voting as to a particular proposal by expressly marking the “abstain” box on the voting instruction form or ballot.

A broker non-vote occurs when a broker, bank or other nominee returns a valid proxy card without voting on such proposal because they did not receive voting instructions from the street name holder and do not have discretionary authority to vote the shares on a particular proposal. Shares represented by broker non-votes will not be voted on any proposal for which the broker, bank or other nominee has no discretionary authority to vote.

Under applicable rules, brokers or other nominees have discretionary voting power with respect to matters that are considered routine. Brokers will not be permitted to vote shares of Ryerson common stock at the Ryerson special meeting with respect to any of the Ryerson proposals at the Ryerson special meeting without receiving instructions from the beneficial owner of such shares.

The Ryerson issuance proposal and the Ryerson adjournment proposal are described in the section entitled “Ryerson Proposals.”

Methods of Voting

Ryerson stockholders of record may vote by providing their proxies via the Internet by going to the web address provided on the enclosed proxy card and following the instructions for Internet voting, by phone using the toll-free phone number listed on the enclosed proxy card, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Ryerson stockholders of record may vote their shares via the Ryerson special meeting website at the Ryerson special meeting or by submitting their proxies:

•	by phone until 11:59 p.m. Eastern Time on February 11, 2026;

•	by the Internet until 11:59 p.m. Eastern Time on February 11, 2026; or

•	by completing, signing and returning your proxy card via mail. If you vote by mail, your proxy card must be received by the close of business on February 11, 2026.

Ryerson stockholders who hold their shares in “street name” by a broker, bank or other nominee should refer to the voting instruction form or other information forwarded by their broker, bank or other nominee for instructions on how to vote their shares.

Voting via the Ryerson Special Meeting Website

Shares held directly in your name as stockholder of record may be voted at the Ryerson special meeting via the Ryerson special meeting website. If you choose to attend the Ryerson special meeting and vote your shares via the Ryerson special meeting website, you will need the Control Number included on your Internet Availability Notice or proxy card. Even if you plan to attend the Ryerson special meeting, the Ryerson board recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Ryerson special meeting.

If you are a beneficial holder and your broker, bank or other nominee has not provided you with a Control Number on the voting instruction form it furnishes you, you will need to obtain a Control Number from your broker, bank or other nominee holder of record giving you the right to vote the shares at the Ryerson special meeting.

Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of Ryerson common stock, you may contact Mackenzie, Ryerson’s proxy solicitor, toll-free at (800) 322-2885.

Adjournment

If the Ryerson special meeting is adjourned, Ryerson stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. At any subsequent reconvening of the Ryerson special meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original Ryerson special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

The merger agreement provides that Ryerson may adjourn, postpone or otherwise delay the Ryerson special meeting:

•

if, as of the time for which the Ryerson special meeting is scheduled, there are insufficient shares of Ryerson common stock to constitute a quorum necessary to conduct the business of the Ryerson special meeting;

•

to allow reasonable additional time to file or disseminate any supplemental or amended disclosure which the Ryerson board has determined in good faith after consultation with outside counsel is necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Ryerson stockholders prior to the Ryerson special meeting;

•	to allow reasonable time to solicit additional proxies, if and to the extent required to obtain approval of the Ryerson issuance proposal;

•	if and to the extent such postponement or adjournment of the Ryerson special meeting is required by applicable law; or

•

if the Olympic Steel special meeting has been adjourned or postponed by Olympic Steel as described in the section entitled “The Merger Agreement—Special Meetings—Olympic Steel Special Meeting,” to the extent necessary to enable the Ryerson special meeting and the Olympic Steel special meeting to be held on the same date.

However, unless otherwise agreed to by Olympic Steel and Ryerson, the Ryerson special meeting will not be adjourned or postponed for more than ten business days in the aggregate from the originally scheduled meeting date of February 12, 2026.

Revocability of Proxies

If you are a stockholder of record of Ryerson, whether you vote by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	vote again by phone or the Internet at a later time;

•	give written notice before the meeting to the Ryerson Secretary at the following address: 227 W. Monroe St., 27th Floor, Chicago, Illinois 60606; or

•

attend the Ryerson special meeting and vote your shares. Please note that your attendance at the meeting via the Ryerson special meeting website will not alone serve to revoke your proxy; instead, you must vote your shares via the Ryerson special meeting website.

If you hold your stock in street name, you may revoke or change your proxy instructions prior to the vote at the special meeting by submitting new voting instructions to your broker, bank or other institution in accordance with their procedures.

Proxy Solicitation Costs

The enclosed proxy card is being solicited by Ryerson and the Ryerson board. In addition to solicitation by mail, Ryerson’s directors, officers and employees may solicit proxies in person, by phone or by electronic means. These persons will not be specifically compensated for conducting such solicitation.

Ryerson has retained MacKenzie to assist in the solicitation process. Ryerson will pay MacKenzie a fee of up to $17,500, as well as reasonable and customary documented expenses. Ryerson also has agreed to indemnify Mackenzie against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Ryerson will ask brokers, banks and other nominees to forward the proxy solicitation materials to the beneficial owners of shares of Ryerson common stock held of record by such nominee holders. Ryerson will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

No Appraisal Rights

Under Delaware law, Ryerson stockholders are not entitled to appraisal rights in connection with the issuance of shares of Ryerson common stock as contemplated by the merger agreement. It is expected that the Ryerson common stock will continue to be traded on the NYSE during the pendency and following the effectiveness of the merger, and Ryerson’s corporate status will not change because the merger is being contemplated between its wholly owned subsidiary and Olympic Steel.

For more information, see the section entitled “No Appraisal Rights” on page 191.

Other Information

The matters to be considered at the Ryerson special meeting are of great importance to the Ryerson stockholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy by phone or the Internet or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy by phone or the Internet, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Ryerson special meeting, contact:

Mackenzie Partners, Inc.

Email: proxy@mackenziepartners.com

Stockholders may call toll free: (800) 322-2885

Vote of Ryerson’s Directors and Executive Officers

As of January 12, 2026, the record date for the Ryerson special meeting, Ryerson directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 1,101,731 shares of Ryerson common stock, or approximately 3.4% of the total outstanding shares of Ryerson common stock as of such date.

Ryerson currently expects that all of its directors and executive officers will vote their shares “FOR” the Ryerson issuance proposal and “FOR” the Ryerson adjournment proposal.

Attending the Ryerson Special Meeting Virtually

You are entitled to attend the Ryerson special meeting only if you are a stockholder of record of Ryerson at the close of business on the record date or you held your shares of Ryerson common stock beneficially in the name of a broker, bank or other nominee as of the record date, or if you hold a valid proxy for the Ryerson special meeting.

If you were a stockholder of record of Ryerson at the close of business on the record date and wish to attend the Ryerson special meeting, you will need the Control Number located on your Internet Availability Notice or proxy card.

If a broker, bank or other nominee is the record owner of your shares of Ryerson common stock and your broker, bank or other nominee has not provided you with the Control Number on the voting instruction form it furnishes you, you will need to obtain your Control Number and further instructions from your broker, bank or other nominee to attend the Ryerson special meeting.

Results of the Ryerson Special Meeting

Within four business days following the Ryerson special meeting, Ryerson intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four business-day-period, Ryerson will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four business days of the date that the final results are certified.

RYERSON STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/ PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE RYERSON PROPOSALS.

RYERSON PROPOSALS

Ryerson Issuance Proposal

It is a condition to the completion of the merger that Ryerson stockholders approve the issuance of shares of Ryerson common stock in the merger. In the merger, each Olympic Steel shareholder will receive, for each eligible share of Olympic Steel common stock that is issued and outstanding as of immediately prior to the effective time, the merger consideration of 1.7105 shares of Ryerson common stock, with cash paid in lieu of fractional shares, as further described in the sections entitled “The Merger—Consideration to Olympic Steel shareholders” and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration.”

Under NYSE rules, a company is required to obtain stockholder approval prior to the issuance of shares of common stock if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the shares of common stock. If the merger is completed pursuant to the merger agreement, Ryerson expects to issue approximately 19,798,454 shares of Ryerson common stock in the merger based on the number of shares of Olympic Steel common stock outstanding as of January 9, 2026 and the number of outstanding Olympic Steel equity awards currently estimated to be settled in Ryerson common stock in connection with the merger. Accordingly, the aggregate number of shares of Ryerson common stock that Ryerson will issue in the merger will exceed 20% of the shares of Ryerson common stock outstanding before such issuance, and for this reason, Ryerson is seeking the approval of Ryerson stockholders for the issuance of shares of Ryerson common stock pursuant to the merger agreement. In the event the Ryerson issuance proposal is not approved by Ryerson stockholders, the merger will not be completed.

In the event the Ryerson issuance proposal is approved by Ryerson stockholders, but the merger agreement is terminated (without the merger being completed) prior to the issuance of shares of Ryerson common stock pursuant to the merger agreement, Ryerson will not issue any shares of Ryerson common stock as a result of the approval of the Ryerson issuance proposal.

Approval of the Ryerson issuance proposal requires the affirmative vote of the holders of a majority of the shares voting on the proposal. Abstentions, broker non-votes or any failure by a Ryerson stockholder to vote (e.g., by not submitting a proxy and not voting at the Ryerson special meeting) will have no effect on the outcome of the Ryerson issuance proposal by Ryerson stockholders.

The Ryerson board recommends that you vote “FOR” the Ryerson issuance proposal.

Ryerson Adjournment Proposal

Ryerson stockholders are being asked to approve a proposal that will grant the Ryerson board authority to adjourn the Ryerson special meeting, if necessary or appropriate, to permit the further solicitation of additional votes or proxies if there are not sufficient votes to approve the Ryerson issuance proposal. Approval of this proposal is not a condition to the completion of the merger.

If the Ryerson adjournment proposal is approved, the Ryerson special meeting could be adjourned to any date (though an extended adjournment may require the consent of Olympic Steel). If the Ryerson special meeting is adjourned, Ryerson stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If it is necessary to adjourn the Ryerson special meeting, no notice of the adjourned Ryerson special meeting is required to be given to Ryerson stockholders so long as (i) the place, the date and time of, as well as the means of electronic communications by which stockholders may participate in and/or vote at, the adjourned Ryerson special meeting is announced at the Ryerson special meeting and (ii) Ryerson does not fix a new record date for the adjourned meeting.

Approval of the Ryerson adjournment proposal requires the affirmative vote of the holders of a majority of the shares entitled to vote at the meeting who are present or represented by proxy. Abstentions will have the same effect as a vote “AGAINST” the adjournment proposal, while broker non-votes or any failure by a Ryerson stockholder to vote (e.g., by not submitting a proxy and not voting at the Ryerson special meeting) will have no effect on the outcome of the Ryerson adjournment proposal.

The Ryerson board recommends that you vote “FOR” the Ryerson adjournment proposal.

SPECIAL MEETING OF OLYMPIC STEEL SHAREHOLDERS

Date, Time and Place

The Olympic Steel special meeting will be held virtually via live audio-only webcast on February 12, 2026, at 9:30 a.m Eastern Time. Because the Olympic Steel special meeting is completely virtual and being conducted via live audio-only webcast, Olympic Steel shareholders will not be able to attend the Olympic Steel special meeting in person. Olympic Steel shareholders will be able to attend the Olympic Steel special meeting online and vote their shares and submit questions electronically during the meeting by visiting meetnow.global/MX2LHPT. Olympic Steel shareholders will need the control number found on their proxy cards in order to access the Olympic Steel special meeting website.

Purpose of the Olympic Steel Special Meeting

The purpose of the Olympic Steel special meeting is to consider and vote on the following proposals:

•	the Olympic Steel merger proposal;

•	the Olympic Steel compensation proposal; and

•	the Olympic Steel adjournment proposal.

Olympic Steel will transact no other business at the Olympic Steel special meeting or any adjournment thereof, except such business as may properly be brought before the Olympic Steel special meeting by or at the direction of the Olympic Steel board in accordance with the Olympic Steel code of regulations.

Recommendation of the Olympic Steel Board of Directors

The Olympic Steel board unanimously recommends that Olympic Steel shareholders vote “FOR” the Olympic Steel merger proposal, “FOR” the Olympic Steel compensation proposal and “FOR” the Olympic Steel adjournment proposal.

For additional information on the recommendation of the Olympic Steel board, see the section entitled “The Merger—Recommendation of the Olympic Steel Board of Directors and Reasons for the Merger.”

Record Date and Outstanding Shares of Olympic Steel Common Stock

Only holders of record of issued and outstanding shares of Olympic Steel common stock as of the close of business on January 9, 2026, the record date for the Olympic Steel special meeting, are entitled to receive notice of, and to vote at, the Olympic Steel special meeting, whether via the Olympic Steel special meeting website or by proxy, or any adjournment or postponement thereof.

As of the close of business on the record date, there were 11,261,678 shares of Olympic Steel common stock outstanding and entitled to vote at the Olympic Steel special meeting. Olympic Steel shareholders may cast one vote for each share of Olympic Steel common stock held by them as of the close of business on the record date.

A complete list of Olympic Steel shareholders entitled to vote at the Olympic Steel special meeting will be available for inspection at Olympic Steel’s offices in Highland Hills, Ohio during ordinary business hours for a period of no less than ten days before the Olympic Steel special meeting. If you would like to examine the list of Olympic Steel shareholders, please contact the Olympic Steel Investor Relations by phone at (216) 672-0522 or by mail at Olympic Steel, Inc. 22901 Millcreek Boulevard, Suite 650, Highland Hills, Ohio 44112.

Quorum; Abstentions and Failure to Vote

A quorum of Olympic Steel shareholders is necessary for Olympic Steel to conduct business at the Olympic Steel special meeting. The representation, via the Olympic Steel special meeting website or by proxy, of the holders of a majority of the issued and outstanding shares of Olympic Steel common stock entitled to vote at the Olympic Steel special meeting will constitute a quorum for the transaction of business. If you submit a properly executed proxy card, even if you vote “against” the Olympic Steel proposals or “abstain” from voting on the Olympic Steel proposals, your shares of Olympic Steel common stock will be counted for purposes of calculating whether a quorum is present.

If you are a shareholder of record and you do not provide your proxy by signing and returning your proxy card or via the Internet, by telephone or vote at the Olympic Steel special meeting via the Olympic Steel special meeting website, your shares will not be voted at the Olympic Steel special meeting and will not be counted as present for purposes of determining whether a quorum exists.

Because all of the proposals for consideration at the Olympic Steel special meeting are “non-routine” under applicable rules, brokers, banks and other nominees do not have discretionary authority to vote on any of the Olympic Steel proposals and will not be able to vote on any of the Olympic Steel proposals absent instructions from the beneficial owner. Accordingly, there will not be any broker non-votes at the Olympic Steel special meeting.

Executed but unvoted proxies will be voted in accordance with the recommendation of the Olympic Steel board.

Required Vote

The votes required for each Olympic Steel proposal are as follows:

•

The Olympic Steel merger proposal. Approval of the Olympic Steel merger proposal requires the affirmative vote of a majority of the outstanding shares of Olympic Steel common stock entitled to vote on such proposal. Abstentions or any failure by an Olympic Steel shareholder to vote (e.g., by not submitting a proxy and not voting at the Olympic Steel special meeting) will have the same effect as a vote “AGAINST” the Olympic Steel merger proposal.

•

The Olympic Steel compensation proposal. Approval of the Olympic Steel compensation proposal requires the affirmative vote of a majority of the shares of Olympic Steel common stock present via the Olympic Steel special meeting website or by proxy at the Olympic Steel special meeting and entitled to vote on such proposal, whether or not a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the Olympic Steel compensation proposal. Any failure by an Olympic Steel shareholder to vote (e.g., by not submitting a proxy and not voting at the Olympic Steel special meeting) will have no effect on the outcome of the Olympic Steel compensation proposal. Approval of this proposal is not a condition to the completion of the merger.

•

The Olympic Steel adjournment proposal. Approval of the Olympic Steel adjournment proposal requires the affirmative vote of a majority of the shares of Olympic Steel common stock present via the Olympic Steel special meeting website or by proxy at the Olympic Steel special meeting and entitled to vote on such proposal, whether or not a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the Olympic Steel adjournment proposal. Any failure by an Olympic Steel shareholder to vote (e.g., by not submitting a proxy and not voting at the Olympic Steel special meeting) will have no effect on the outcome of the Olympic Steel adjournment proposal. Approval of this proposal is not a condition to the completion of the merger.

An abstention occurs when the beneficial owner of shares, or a broker, bank or other nominee holding shares for a beneficial owner, is present via the Olympic Steel special meeting website or by proxy at the Olympic Steel special meeting, and entitled to vote at the meeting, but such person refrains from voting as to a particular proposal by expressly marking the “abstain” box on the voting instruction form or ballot.

A broker non-vote occurs when a broker, bank or other nominee returns a valid proxy card without voting on such proposal because they did not receive voting instructions from the street name holder and do not have discretionary authority to vote the shares on a particular proposal. Shares represented by broker non-votes will not be voted on any proposal for which the broker, bank or other nominee has no discretionary authority to vote.

Under applicable rules, brokers or other nominees have discretionary voting power with respect to matters that are considered routine. Brokers will not be permitted to vote shares of Olympic Steel common stock at the Olympic Steel special meeting with respect to any of the Olympic Steel proposals at the Olympic Steel special meeting without receiving instructions from the beneficial owner of such shares because all of the proposals for consideration at the Olympic Steel special meeting are “non-routine”.

The Olympic Steel merger proposal, the Olympic Steel compensation proposal and the Olympic Steel adjournment proposal are described in the section entitled “Olympic Steel Proposals.”

Methods of Voting

Olympic Steel shareholders of record may vote by providing their proxies via the Internet by going to the web address provided on the enclosed proxy card and following the instructions for Internet voting, by phone using the toll-free phone number listed on the enclosed proxy card, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Olympic Steel shareholders of record may vote their shares via the Olympic Steel special meeting website at the Olympic Steel special meeting or by submitting their proxies:

•	by phone until 11:59 p.m. Eastern Time on February 11, 2026;

•	by the Internet until 11:59 p.m. Eastern Time on February 11, 2026; or

•	by completing, signing and returning your proxy card via mail. If you vote by mail, your proxy card must be received by the close of business on February 11, 2026.

Olympic Steel shareholders who hold their shares in “street name” by a broker, bank or other nominee should refer to the voting instruction form or other information forwarded by their broker, bank or other nominee for instructions on how to vote their shares.

Voting via the Olympic Steel Special Meeting Website

Shares held directly in your name as shareholder of record may be voted at the Olympic Steel special meeting via the Olympic Steel special meeting website. If you choose to attend the Olympic Steel special meeting and vote your shares via the Olympic Steel special meeting website, you will need the control number included on your proxy card. Even if you plan to attend the Olympic Steel special meeting, the Olympic Steel board recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Olympic Steel special meeting.

If you are a beneficial holder and your broker, bank or other nominee has not provided you with a control number on the voting instruction form it furnishes you, you will need to obtain a control number from your broker, bank or other nominee holder of record giving you the right to vote the shares at the Olympic Steel special meeting.

Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of Olympic Steel common stock, you may contact Mackenzie, Olympic Steel’s proxy solicitor, toll-free at (800) 322-2885.

Adjournment

If the Olympic Steel special meeting is adjourned, Olympic Steel shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use. At any subsequent reconvening of the Olympic Steel special meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original Olympic Steel special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

The merger agreement provides that Olympic Steel may adjourn, postpone or otherwise delay the Olympic Steel special meeting:

•

if, as of the time for which the Olympic Steel special meeting is scheduled, there are insufficient shares of Olympic Steel common stock to constitute a quorum necessary to conduct the business of the Olympic Steel special meeting;

•

to allow reasonable additional time to file or disseminate any supplemental or amended disclosure which the Olympic Steel board has determined in good faith after consultation with outside counsel is necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Olympic Steel’s shareholders prior to the Olympic Steel special meeting;

•	to allow reasonable additional time to solicit additional proxies, if and to the extent required to obtain approval of the Olympic Steel merger proposal;

•	if and to the extent such postponement or adjournment of the Olympic Steel special meeting is required by law; or

•

if the Ryerson special meeting has been adjourned or postponed by Ryerson as described in the section entitled “The Merger Agreement—Special Meetings—Ryerson Special Meeting,” Olympic Steel shall be entitled to delay its meeting for the same number of days or otherwise until the same date as such adjourned or postponed Ryerson special meeting.

However, unless otherwise agreed to by Ryerson and Olympic Steel, the Olympic Steel special meeting will not be adjourned or postponed for more than ten business days in the aggregate from the originally scheduled meeting date of February 12, 2026.

Revocability of Proxies

If you are a shareholder of record of Olympic Steel, whether you vote by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	vote again by phone or the Internet at a later time;

•	give written notice before the meeting to the Olympic Steel Investor Relations at 22901 Millcreek Boulevard, Suite 650, Highland Hills, Ohio 44112; or

•

attend the Olympic Steel special meeting and vote your shares. Please note that your attendance at the meeting via the Olympic Steel special meeting website will not alone serve to revoke your proxy; instead, you must vote your shares via the Olympic Steel special meeting website.

If you are a beneficial owner of Olympic Steel common stock as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke your voting instructions.

Proxy Solicitation Costs

The enclosed proxy card is being solicited by Olympic Steel and the Olympic Steel board. In addition to solicitation by mail, Olympic Steel’s directors, officers and employees may solicit proxies in person, by phone or by electronic means. These persons will not be specifically compensated for conducting such solicitation.

Olympic Steel has retained MacKenzie to assist in the solicitation process. Olympic Steel will pay MacKenzie a fee of up to $17,500, as well as reasonable and customary documented expenses. Olympic Steel also has agreed to indemnify Mackenzie against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Olympic Steel will ask brokers, banks and other nominees to forward the proxy solicitation materials to the beneficial owners of shares of Olympic Steel common stock held of record by such nominee holders. Olympic Steel will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

No Appraisal Rights

Under Ohio law, Olympic Steel shareholders are not entitled to appraisal rights in connection with the issuance of shares of Ryerson common stock as contemplated by the merger agreement.

For more information, see the section entitled “No Appraisal Rights” on page 191.

Other Information

The matters to be considered at the Olympic Steel special meeting are of great importance to the Olympic Steel shareholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy by phone or the Internet or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy by phone or the Internet, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Olympic Steel special meeting, contact:

MacKenzie Partners, Inc.

Stockholders may call toll free: (800) 322-2885

Email: proxy@mackenziepartners.com

Vote of Olympic Steel’s Directors and Executive Officers

As of January 9, 2026, the record date for the Olympic Steel special meeting, Olympic Steel directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 1,353,753 shares of Olympic Steel common stock, or approximately 12.0% of the total outstanding shares of Olympic Steel common stock as of such date.

Olympic Steel currently expects that all of its directors and executive officers will vote their shares “FOR” the Olympic Steel merger proposal, “FOR” the Olympic Steel compensation proposal and “FOR” the Olympic Steel adjournment proposal.

Attending the Olympic Steel Special Meeting Virtually

You are entitled to attend the Olympic Steel special meeting only if you are a shareholder of record of Olympic Steel at the close of business on the record date or you held your shares of Olympic Steel common stock beneficially in the name of a broker, bank or other nominee as of the record date, or if you hold a valid proxy for the Olympic Steel special meeting.

If you were a shareholder of record of Olympic Steel at the close of business on the record date and wish to attend the Olympic Steel special meeting, you will need the control number located on your proxy card.

If a broker, bank or other nominee is the record owner of your shares of Olympic Steel common stock and your broker, bank or other nominee has not provided you with a control number on the voting instruction form it furnishes you, you will need to obtain your control number and further instructions from your broker, bank or other nominee to attend the Olympic Steel special meeting.

Results of the Olympic Steel Special Meeting

Within four business days following the Olympic Steel special meeting, Olympic Steel intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four-business-day period, Olympic Steel will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four business days of the date that the final results are certified.

OLYMPIC STEEL SHAREHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE OLYMPIC STEEL PROPOSALS.

OLYMPIC STEEL PROPOSALS

Olympic Steel Merger Proposal

It is a condition to the completion of the merger that Olympic Steel shareholders approve the Olympic Steel merger proposal. In the merger, each Olympic Steel shareholder will receive, for each eligible share of Olympic Steel common stock that is issued and outstanding as of immediately prior to the effective time of the merger, the merger consideration of 1.7105 shares of Ryerson common stock, with cash paid in lieu of fractional shares, as further described in the sections entitled “The Merger—Consideration to Olympic Steel Shareholders” and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration.”

Pursuant to Section 1701.78 of the ORC and in order to fulfill a condition to the consummation of the merger contained in the merger agreement, Olympic Steel shareholders are being asked to adopt the merger agreement as it relates to the merger.

The Olympic Steel board of directors has unanimously determined that the merger is fair to and in the best interests of Olympic Steel shareholders, approved and declared advisable the execution, delivery and performance of the merger agreement and the transactions contemplated thereby, including the merger, and directed that the merger agreement be submitted to Olympic Steel shareholders for adoption at a meeting of such shareholders and unanimously recommends that Olympic Steel shareholders vote “FOR” the Olympic Steel merger proposal, “FOR” the merger-related named executive officer compensation proposal and, if necessary or appropriate, “FOR” the adjournment proposal.

For a summary of the merger agreement and the merger, including the background of the merger, Olympic Steel’s reasons for the merger, the opinion of Olympic Steel’s financial advisor and related matters, see the sections entitled “The Merger” beginning on page 72 and “The Merger Agreement” beginning on page 126.

Approval of the Olympic Steel merger proposal requires the affirmative vote of a majority of the outstanding shares of Olympic Steel common stock entitled to vote on such proposal. Abstentions or any failure by an Olympic Steel shareholder to vote (e.g., by not submitting a proxy and not voting at the Olympic Steel special meeting) will have the same effect as a vote “AGAINST” the Olympic Steel merger proposal.

The Olympic Steel board recommends that you vote “FOR” the Olympic Steel merger proposal.

Olympic Steel Compensation Proposal

Under Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we are required to provide shareholders the opportunity to vote to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Olympic Steel’s named executive officers that is based on or otherwise relates to the merger, as disclosed in the section entitled “The Merger—Interests of Olympic Steel Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Olympic Steel’s Named Executive Officers—Golden Parachute Compensation Subject to Advisory Vote,” beginning on page 119 of this joint proxy statement/prospectus, including the table and accompanying footnotes. Accordingly, Olympic Steel shareholders are being provided with the opportunity to cast an advisory vote on such payments. Consistent with Section 14A(b) of the Exchange Act and applicable SEC rules issued and thereunder, this non-binding, advisory vote does not relate to the agreements or understandings between Ryerson any of Olympic Steel’s named executive officers, including but not limited to, any inducement awards in the form of one-time sign-on restricted stock unit awards provided for in the applicable named executive officers’ new employment arrangements.

As an advisory vote, this proposal is not binding upon Olympic Steel or the Olympic Steel board, and approval of this proposal is not a condition to completion of the merger. The vote on this proposal is a vote separate and apart from the vote on the Olympic Steel merger proposal. Because the executive compensation to be paid in connection with the merger is based on the terms of the merger agreement as well as the contractual arrangements with the named executive officers, such compensation will be payable, regardless of the outcome of this advisory vote, if the merger agreement is adopted and the merger is completed (subject only to the contractual conditions applicable thereto). However, the Olympic Steel board seeks your support and believes that your support is appropriate because Olympic Steel has a comprehensive executive compensation program designed to link the compensation of our executives with Olympic Steel’s performance and the interests of Olympic Steel’s shareholders.

Approval of the Olympic Steel compensation proposal requires the affirmative vote of a majority of the shares of Olympic Steel common stock present via the Olympic Steel special meeting website or by proxy at the Olympic Steel special meeting and entitled to vote on such proposal, whether or not a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the Olympic Steel compensation proposal. Any failure by an Olympic Steel shareholder to vote (e.g., by not submitting a proxy and not voting at the Olympic Steel special meeting) will have no effect on the outcome of the Olympic Steel compensation proposal. Approval of this proposal is not a condition to the completion of the merger.

The Olympic Steel board recommends that you vote “FOR” the Olympic Steel compensation proposal.

Olympic Steel Adjournment Proposal

Olympic Steel shareholders are being asked to approve a proposal that will grant the Olympic Steel board authority to adjourn the Olympic Steel special meeting, if necessary or appropriate, to permit the further solicitation of additional votes or proxies if there are not sufficient votes to approve the Olympic Steel merger proposal. Approval of this proposal is not a condition to the completion of the merger.

If the Olympic Steel adjournment proposal is approved, the Olympic Steel special meeting could be adjourned to any date (though an extended adjournment may require the consent of Ryerson). If the Olympic Steel special meeting is adjourned, Olympic Steel shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If it is necessary to adjourn the Olympic Steel special meeting, no notice of the adjourned Olympic Steel special meeting is required to be given to Olympic Steel shareholders so long as (i) the place, the date and time of, as well as the means of electronic communications by which shareholders may participate in and/or vote at, the adjourned Olympic Steel special meeting is announced at the Olympic Steel special meeting and (ii) Olympic Steel does not fix a new record date for the adjourned meeting.

Approval of the Olympic Steel adjournment proposal requires the affirmative vote of the holders of a majority of the shares entitled to vote at the meeting who are present or represented by proxy. Abstentions will have the same effect as a vote “AGAINST” the adjournment proposal, while any failure by a Olympic Steel shareholder to vote (e.g., by not submitting a proxy and not voting at the Olympic Steel special meeting) will have no effect on the outcome of the Olympic Steel adjournment proposal.

The Olympic Steel board recommends that you vote “FOR” the Olympic Steel adjournment proposal.

THE MERGER

This discussion of the merger is qualified in its entirety by reference to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and incorporated by reference herein in its entirety. You should read the entire merger agreement carefully as it is the legal document that governs the merger.

Transaction Structure

At the effective time, Merger Sub will merge with and into Olympic Steel. As a result of the merger, the separate corporate existence of Merger Sub will cease, and Olympic Steel will continue as the surviving corporation in the merger and as a direct wholly owned subsidiary of Ryerson.

Consideration to Olympic Steel shareholders

As a result of the merger, each eligible share of Olympic Steel common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive 1.7105 shares of Ryerson common stock.

Olympic Steel shareholders will not be entitled to receive any fractional shares of Ryerson common stock, nor any dividends, voting rights or any other rights in respect of the fractional shares, in the merger. Olympic Steel shareholders that would have otherwise been entitled to receive a fractional share of Ryerson common stock will instead be entitled to receive, in lieu of such fractional share of Ryerson common stock, a cash payment (rounded to the nearest cent) in an amount equal to the product of (i) the volume-weighted average closing sales prices of the Ryerson common stock on the NYSE as reported by The Wall Street Journal for the consecutive five full trading days ending on the day preceding the closing date and (ii) the fraction of a share (after taking into account all shares of Olympic Steel common stock held by the Olympic Steel shareholder immediately prior to the effective time and rounded to the nearest one-thousandth when expressed in decimal form) of Ryerson common stock that the Olympic Steel shareholder would otherwise be entitled to receive in the merger.

Background of the Merger

The following is a summary of the material events leading up to the signing of the merger agreement and the key meetings, negotiations, discussions and actions by and between Olympic Steel and Ryerson and their respective advisors that preceded the public announcement of the transaction; it does not purport to catalogue every conversation or interaction among representatives of Olympic Steel, Ryerson and other parties.

Members of senior management and the board of directors of Olympic Steel actively monitor and assess developments in the metals processing and distribution industry. As part of its ongoing evaluation of Olympic Steel’s business, Olympic Steel’s board of directors, together with its senior management, regularly reviews and assesses Olympic Steel’s performance, risks, opportunities and strategy, including reviews of opportunities to increase shareholder value. Olympic Steel has focused on increasing shareholder value by implementing both organic and non-organic growth initiatives, including acquisitions. Olympic Steel has historically engaged Jones Day to represent it and the Olympic Steel board of directors in material matters, including any strategic evaluation.

As part of Ryerson’s ongoing strategic planning process in the ordinary course of business, the Ryerson board, together with its executive management team, regularly reviews and assesses Ryerson’s strategic plans and goals, opportunities, overall industry trends, the competitive environment in which Ryerson operates and Ryerson’s performance. As part of these reviews, the Ryerson board, with the assistance of the executive management team and Ryerson’s advisors, considers whether various strategic actions, including business combination transactions, would be in the best interests of Ryerson and would enhance value for Ryerson stockholders relative to its standalone value potential.

Additionally, members of senior management and the boards of directors of Olympic Steel and Ryerson, respectively, regularly review and evaluate the possibility of pursuing various strategic alternatives and relationships as part of each companies’ ongoing efforts to strengthen its respective businesses and maximize value for its shareholders and stockholders, respectively, taking into account economic, regulatory, competitive and other conditions.

From time to time, executives from Ryerson and Olympic Steel have had preliminary exploratory discussions about a potential business combination, which included discussions in December 2023. These discussions eventually led to the execution of a mutual non-disclosure agreement on January 12, 2024, which contained customary terms and conditions, including a mutual standstill provision. In late January 2024, due to market dynamics, the parties determined that a business combination between the two companies would not be accretive and abandoned discussions.

On June 26, 2025, Michael Siegal, Executive Chairman of Olympic Steel, and Mr. Lehner met for breakfast, which the two men have done a few times a year for the past several years. During this meeting, the executives discussed whether reengaging in discussions regarding a potential strategic transaction made sense at that time.

On August 8, 2025, Mr. Siegal, Mr. Marabito and Mr. Lehner met in person to discuss plans for an upcoming meeting with Jacob Kotzubei, a Partner at Platinum Equity, LLC and member of the Ryerson board of directors, to discuss a potential strategic transaction.

On August 6, 2025, Mr. Lehner contacted J.P. Morgan to undertake a valuation analysis.

On August 19, 2025, Mr. Siegal and Mr. Marabito had an in person meeting with Mr. Lehner and Mr. Kotzubei, where the attendees discussed the possibility of a potential strategic transaction between Ryerson and Olympic Steel, including their views on potential benefits of such a combination.

On August 25, 2025, a meeting of the Ryerson board was held with members of Ryerson’s executive management team and representatives of J.P. Morgan and Willkie Farr & Gallagher LLP, legal counsel to Ryerson (“Willkie”) in attendance to discuss the process and timing for Ryerson making, and the potential terms of, a preliminary proposal to Olympic Steel in respect of a potential business combination between Olympic Steel and Ryerson including a discussion of potential synergies, value creation for shareholders, and potential risks and regulatory concerns. After discussion, the Ryerson board approved a preliminary proposal for an all-stock acquisition of Olympic Steel based on the then-current trading prices of Olympic Steel common stock and Ryerson common stock.

On August 26, 2025, Ryerson sent a preliminary proposal to Olympic Steel, offering to combine Olympic Steel and Ryerson in an all-stock transaction for an exchange ratio equal of 1.6143, implying a per-share price to $37.00 per share for the existing Olympic Steel shareholders, at that time, and represented a 36% ownership percentage of the combined company for the Olympic Steel shareholders. The preliminary proposal also contained a high-level diligence request list to assist Ryerson in evaluating the potential transaction.

On August 29, 2025, the Olympic Steel board met to discuss the preliminary proposal. In attendance were representatives of Jones Day and Olympic Steel’s senior management. Representatives of Jones Day briefly discussed with the Olympic Steel board its fiduciary duties in light of the preliminary proposal, and Mr. Siegal and Mr. Marabito updated the Olympic Steel board on their recent conversations with representatives of Ryerson. The Olympic Steel board discussed the potential transaction and next steps in order to appropriately evaluate the potential transaction. The Olympic Steel board decided to reach out to KeyBanc, who has been Olympic Steel’s long-time investment bank, in order to get KeyBanc’s initial views on the potential transaction, particularly with respect to the relative value that Ryerson was proposing. The Olympic Steel board also noted that, given KeyBanc’s longstanding relationship with Olympic Steel, it would be advisable to obtain a separate view on value from an investment bank that did not have a similar historical relationship with Olympic Steel.

Shortly after the Olympic Steel board meeting, Olympic Steel’s senior management engaged KeyBanc in connection with the potential transaction.

On September 9, 2025, the Olympic Steel board met to discuss the preliminary proposal. In attendance were representatives of Jones Day, KeyBanc and Olympic Steel’s senior management. Representatives of Jones Day discussed with the board its fiduciary duties in light of the preliminary proposal. Representatives of KeyBanc then provided the board with KeyBanc’s initial financial analyses of the preliminary proposal from Ryerson, based solely on public information for both Olympic Steel and Ryerson. The Olympic Steel board then discussed the potential transaction and asked questions of both KeyBanc and management. The Olympic Steel board discussed that, based on the initial views of KeyBanc, the potential transaction appeared compelling as proposed and instructed management, KeyBanc and Jones Day to engage with Ryerson and its advisors to further explore the potential transaction, including by providing Ryerson with appropriate due diligence in order for Ryerson to improve its offer.

On September 12, 2025, Mr. Marabito and Mr. Lehner had a phone call, during which Mr. Marabito told Mr. Lehner that a responsive letter to the preliminary proposal, as well as a proposed NDA, would be distributed imminently, and that KeyBanc would connect with J.P. Morgan, who was representing Ryerson in the transaction, to start the diligence process. Later that day, Olympic Steel delivered to Ryerson a letter acknowledging receipt of the preliminary proposal, indicating that Olympic Steel was willing to continue discussions regarding a potential transaction and begin the diligence process in order to assess Ryerson’s proposal, including an increase in the valuation included in the proposal.

KeyBanc, on behalf of Olympic Steel, distributed a diligence request list to J.P. Morgan on September 16, 2025. Thereafter, the parties began exchanging diligence information.

On September 18, 2025, Olympic Steel and Ryerson executed an updated mutual non-disclosure agreement that was substantially in the form of the previously negotiated mutual non-disclosure agreement and included an eighteen month mutual standstill.

On September 26, 2025, each of Ryerson and Olympic Steel provided the other party and its advisors access to a data room in response to the previously exchanged diligence requests.

On October 3, 2025, senior management of Olympic Steel as well as representatives of KeyBanc had a diligence call with representatives of Ryerson and J.P. Morgan to discuss certain financial diligence questions and assumptions underlying Olympic Steel’s business and financial position.

On October 8, 2025, the Olympic Steel board met telephonically. Also in attendance were representatives of KeyBanc, Jones Day and senior management. Representatives of KeyBanc provided the board with its updated financial analyses of the preliminary proposal after having been provided with certain due diligence information. The Olympic Steel board discussed the preliminary proposal in light of KeyBanc’s updated insights and noted that the transaction remained compelling. The Olympic Steel board instructed KeyBanc and management to engage with Ryerson and its advisors to try to increase the relative ownership percentages of Olympic Steel’s shareholders in the combined company, noting that even at the proposed 36% post-closing ownership percentage, the potential transaction was worth pursuing. To that end, the Olympic Steel board of directors instructed KeyBanc and management to make a counter-proposal at a 1.74 exchange ratio, which would imply an aggregate ownership percentage for the existing Olympic Steel shareholders of 38% of the combined company. Representatives of KeyBanc then left the meeting and the Olympic Steel board formally approved engaging KeyBanc to act as Olympic Steel’s investment banker in connection with the potential transaction and retaining Houlihan Lokey as an additional financial advisor to provide the Olympic Steel board with additional financial perspectives, including, if appropriate a fairness opinion in connection with on a potential transaction.

On October 10, 2025, Olympic Steel sent a written response to the preliminary proposal (the “October 10 Letter”), providing the counter-proposal as instructed by the Olympic Steel board.

On October 12, 2025, Mr. Marabito and Mr. Lehner had a call to discuss the October 10 Letter.

On October 12, 2025, at a meeting of the Ryerson transaction committee, comprised of Jacob Kotzubei, Court Carruthers and Stephen Larson, to discuss the October 10 Letter and potential counter-proposals.

Ryerson’s responsive letter to the October 10 Letter was delivered to Olympic Steel on October 13, 2025 (the “October 13 Letter”), in which Ryerson agreed to an exchange ratio of 1.6362 shares of Ryerson, valuing Olympic Steel at $35.83 per share based on Ryerson’s closing stock price on October 10, 2025 or at $37.50 based on Ryerson’s closing stock price on August 25, 2025, the day prior to the preliminary proposal. The October 13 Letter represented an approximately 31.7% premium to Olympic Steel’s closing share price as of October 10, 2025 and provided Olympic Steel shareholders with approximately 36.5% ownership in the combined company at that time.

On October 14, 2025, Mr. Siegal, Mr. Marabito, Mr. Kotzubei and Mr. Lehner had a phone call in which they tentatively agreed to move forward with the negotiation of definitive deal documentation based on an exchange ratio that would imply a 37% ownership in Ryerson for Olympic Steel’s shareholders. This tentative agreement was subject to completion of diligence, negotiation of a definitive merger agreement and approval from both the Olympic Steel board and the Ryerson board.

On October 15, 2025, Mr. Marabito updated the Olympic Steel board on the October 14 phone call and received a favorable response to proceed.

On October 15, 2025, Willkie shared a draft merger agreement with Jones Day. The draft merger agreement contained customary provisions for similar all-stock transactions, including customary restrictions on both parties’ ability to solicit alternative transactions, mutual termination rights in favor of each party in order to accept a superior proposal, and an associated termination fee of $25 million.

On October 17, 2025, senior management from Olympic Steel and senior representatives of Ryerson as well as representatives from KeyBanc held a virtual meeting to discuss various due diligence items.

Also on October 17, 2025, Mr. Lehner, Mr. Marabito, Mr. Andrew Greiff, President and COO of Olympic Steel and Mr. Richard Manson, Chief Financial Officer of Olympic Steel, met in person to discuss various issues, including post-closing management of the combined company.

On October 19, 2025, Jones Day sent a revised merger agreement to Willkie. The revised merger agreement provided for, among other things, a termination right in favor of Olympic Steel in order to take a superior proposal and differing termination fees, with each party’s fee being equal to 3% of its implied equity value after giving effect to the transaction.

Between October 19, 2025, and the execution of the definitive agreement on October 28, 2025 Jones Day and Willkie exchanged multiple drafts of the merger agreement. The final merger agreement contained, among other things, a termination right in favor of Olympic Steel in order to accept a superior proposal and a termination fee for both parties of $15 million. During this time, the parties also had several diligence meetings and discussions that included representatives from both Olympic Steel and Ryerson as well as their respective advisors.

On October 21, 2025, Willkie sent to Jones Day draft “good reason” waiver letter agreements that provided that each of Mr. Siegal, Mr. Marabito, Mr. Manson, and Mr. Greiff, waive their right to assert that a termination for “good reason” under the executive’s employment agreement would occur in connection with the potential transaction and that such executive would waive their right to collect any related severance benefits.

On October 22, 2025, Jones Day, on behalf of the Olympic Steel executive management team, informed Willkie that the executive officers of Olympic Steel would be unwilling to waive their potential severance benefits without further discussions relating to their post-closing employment arrangements and compensation.

Also on October 22, 2025, a meeting of the Ryerson transaction committee was held with members of Ryerson’s executive management team in attendance to discuss the transaction committee’s recommendation, provide an update on discussions between the executive management teams and advisors, as well as to discuss recent developments regarding the synergies of a business combination of Ryerson and Olympic Steel and the potential impact of those synergies on the financial aspects of the potential transaction. At the end of the meeting, the transaction committee recommended that Ryerson move forward with the business combination.

On October 23, 2025, a special meeting of the Ryerson board was held, with members of Ryerson’s executive management team and representatives of J.P. Morgan and Willkie in attendance. Ryerson’s executive management team and J.P. Morgan provided an update to the Ryerson board on the ongoing business, operational, financial and legal due diligence meetings between the executive management teams of Ryerson and Olympic Steel and their respective legal and financial advisors. A representative of Willkie then presented and reviewed the fiduciary duties of the members of the Ryerson board under Delaware law in connection with the proposed transaction and materials summarizing the key provisions of the merger agreement, which materials and merger agreement were previously provided to the Ryerson board. Ryerson’s executive management team and representatives from J.P. Morgan and Willkie addressed questions from the Ryerson board.

On October 24 and 25, 2025, Mr. Lehner and Mr. Marabito, Mr. Greiff and Mr. Manson met in person to discuss various issues, including post-closing management of the combined company and the requested waiver of potential severance benefits by Mr. Marabito, Mr. Manson and Mr. Greiff. As part of these discussions, Mr. Lehner suggested that in lieu of any potential severance benefits for the Olympic Steel executives, the executives could receive equity incentive awards of Ryerson post-closing that vest three years following closing assuming the executive remains employed by Ryerson. Following discussions between October 24 through the 27th between Mr. Lehner and each of Mr. Marabito, Mr. Manson and Mr. Greiff, each of Mr. Marabito, Mr. Manson and Mr. Greiff agreed to waive any potential right to assert “good reason” under each executive’s employment agreement as a result of the changes to each executive’s roles following the merger and each executive agreed to join the combined companies. As part of such agreement, each executive will receive a sign-on “inducement” equity grant from Ryerson post-closing.

In the evening on October 27, 2025, Olympic Steel’s board of directors met, with members of senior management and representatives of Jones Day in attendance. The Olympic Steel board of directors first reviewed Olympic Steel’s third quarter 2025 financial results, including Olympic Steel’s then-current business conditions, customers and suppliers outlook. Additional representatives from Jones Day and the representatives from KeyBanc joined the meeting. Representatives from Jones Day then advised the members of the Olympic Steel’s board of directors with respect to their fiduciary duties when considering the potential transaction with Ryerson. A discussion ensued, including with respect to potential acceptable resolutions of the remaining open issues. Representatives of Jones Day next discussed the key terms of draft merger agreement, including the fixed exchange ratio, the conditions to closing, the no-shop provision and the equity award treatment and the remaining open issues. A discussion ensued. The representatives of KeyBanc then discussed the draft of the KeyBanc fairness opinion, a copy of which had been previously provided to the members of the Olympic Steel board of directors together with the supporting financial analysis materials, including an in-depth discussion of the analyses involved. A discussion ensued. The representatives from KeyBanc departed the meeting. The representatives of Houlihan Lokey joined the meeting. The representatives of Houlihan Lokey reviewed its financial analyses with respect to Olympic Steel, Ryerson and the proposed transaction, as well as a draft of Houlihan Lokey’s fairness opinion, a copy of which had been previously provided to the members of the Board. A discussion ensued. The representatives from Houlihan Lokey departed the meeting. Representatives of Jones Day then discussed with the Olympic Steel board of director the next steps with respect to the potential transaction and answered questions from members of the board, including a discussion regarding the timing of the announcement of the potential transaction and the release of quarterly earnings by both Olympic Steel and Ryerson.

On October 27, 2025, a special meeting of the Ryerson board was held with all members, and with members of Ryerson’s executive management team and representatives of Willkie and J.P. Morgan in attendance. At the request of the Ryerson board, representatives from J.P. Morgan provided a summary of the key financial terms of the proposed transaction, including transaction metrics and merger consideration. Representatives of Willkie also provided a summary of the updated transaction terms set forth in the latest draft merger agreement.

On October 28, 2025, the Ryerson board held a special meeting, and with members of Ryerson’s executive management team and representatives of Willkie and J.P. Morgan in attendance, to consider the proposed business combination with Olympic Steel. At the Ryerson board’s request, representatives of J.P. Morgan provided the Ryerson board with J.P. Morgan’s financial analyses of the exchange ratio provided for in the merger agreement. Following its presentation, J.P. Morgan delivered to the Ryerson board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 28, 2025, to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Ryerson common stock, as more fully described below in the section “The Merger—Opinion of J.P. Morgan Securities LLC, Ryerson’s Financial Advisor”. A representative of Willkie then summarized the key provisions of the merger agreement, which materials and merger agreement were previously provided to the Ryerson board. Following the discussion, the Ryerson board adopted resolutions, taking into account the various matters described below under “—Recommendation of the Ryerson Board of Directors and Reasons for the Merger,” and determined that it was in the best interests of Ryerson and its stockholders, and advisable, for Ryerson to enter into the merger agreement; approved the merger agreement and the transactions contemplated thereby, including the merger; approved that the merger agreement be submitted to the Ryerson stockholders and resolved to recommend that the Ryerson stockholders approve the merger agreement.

Shortly after 4:00 p.m. Eastern Time on October 28, 2025, Olympic Steel’s board of directors met, with members of senior management and representatives of Jones Day, KeyBanc and Houlihan Lokey in attendance. Representatives of Jones Day discussed the resolution of the remaining open issues in the draft merger agreement, noting that such issues were resolved in accordance with the discussions the Olympic Steel board of directors had at the meeting the previous day. A discussion ensued. Representatives of KeyBanc then rendered its oral opinion to the Olympic Steel board of directors, subsequently confirmed by delivery of a written opinion, dated October 28, 2025, that, as of such date and based upon and subject to the factors, procedures, qualifications, limitations and assumptions set forth in such opinion, other than with respect to the excluded shares, the exchange ratio in the proposed transaction was fair to the shareholders of Olympic Steel from a financial point of view (as described in the section below entitled “ –– Opinion of KeyBanc Capital Markets Inc., Olympic Steel’s Financial Advisor”). The representatives of Houlihan Lokey then rendered its oral opinion to the Olympic Steel board of directors, subsequently confirmed by delivery of a written opinion, dated October 28, 2025, to the effect that, as of such date and based upon and subject to the factors, procedures, qualifications, limitations and assumptions set forth in such opinion, the exchange ratio provided for in the merger pursuant to the merger agreement is fair, from a financial point of view, to the shareholders of Olympic Steel (as described in the section below entitled “ –– Opinion of Houlihan Lokey Capital, Inc., Olympic Steel’s Financial Advisor”). After discussing the proposed transaction and considering the presentations (including those presentations made at the October 27, 2025 board meeting) by the representatives of Jones Day, KeyBanc and Houlihan Lokey, the Olympic Steel board of directors unanimously determined the transaction with Ryerson to be advisable and in the best interests of Olympic Steel’s shareholders, determined to approve the merger agreement and resolved to recommend adoption of the merger agreement by Olympic Steel’s shareholders. Following the meeting, Olympic Steel and Ryerson confirmed to each other that their respective boards of directors had approved the transaction, and, a short time later, the merger agreement was executed by the parties.

Later that evening, Ryerson and Olympic Steel issued a joint press release announcing the execution of the merger agreement.

Recommendation of the Ryerson Board of Directors and Reasons for the Merger

By a unanimous vote of those present at a meeting held on October 28, 2025, the Ryerson board determined that the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Ryerson common stock in the merger, were advisable, fair to and in the best interests of Ryerson and its stockholders, and unanimously approved, adopted and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Ryerson common stock in the merger, and resolved to recommend that Ryerson stockholders approve the issuance of shares of Ryerson common stock in the merger.

The Ryerson board recommends that Ryerson stockholders vote “FOR” the Ryerson issuance proposal and “FOR” the Ryerson adjournment proposal.

In the course of reaching its determinations and recommendations, the Ryerson board met multiple times and reviewed and discussed a significant amount of information and consulted with members of Ryerson’s senior management and Ryerson’s outside legal and financial advisors. The following are some of the significant factors that supported the Ryerson board’s determinations and recommendation (which are presented below in no particular order and are not exhaustive):

•

the belief that the combination of Ryerson and Olympic Steel is a highly compatible strategic match which will bring Olympic Steel’s complementary footprint, capabilities and product offerings into Ryerson’s intelligently interconnected network of value-add service centers;

•

the belief that the combination of Ryerson and Olympic Steel will enhance Ryerson’s presence as the second largest metals service center in North America, processing 2.9 million tons and generating $6.5 billion in annual revenue, based on the combined fiscal year 2024 results of Ryerson and Olympic Steel;

•

the belief that the addition of Olympic Steel’s value-added downstream business lines will be accretive to margins and will bolster the financial stability of the businesses throughout business cycles;

•

the belief that the combined company will benefit from improved purchasing efficiency, scalable IT systems for optimizing inventories at the local plant level, higher capacity utilization across the combined network and lower cost supply chains;

•	the anticipated financial impact of the merger on the combined company, including that the Ryerson board believes the merger will be accretive to Ryerson stockholders;

•

the analysis by Ryerson’s management that the combined company is anticipated to achieve $120 million of annual cost synergies following completion of the merger, the majority of which are anticipated to be achievable within 24 months of the closing;

•

the fact that the combined company will be overseen by an experienced management and leadership team, joined by Michael Siegal as chairman of the combined company board, Richard Marabito as President and Chief Operating Officer, Andrew Greiff as Executive Vice President, Richard Manson as Senior Vice President of Finance and Zachary Siegal as Senior Vice President of Business Development of the combined company;

•

the Ryerson board’s evaluation of the exchange ratio based on a number of factors, including an assessment of the anticipated benefits of the merger, and the fact that Ryerson stockholders will own approximately 63.0% of the issued and outstanding shares of the combined company following the consummation of the merger;

•	the financial analyses presented by J.P. Morgan to the Ryerson board and the October 28, 2025 oral opinion delivered by J.P. Morgan to the Ryerson board, which was subsequently confirmed by delivery of its written opinion dated October 28, 2025, to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Ryerson common stock, as more fully described below in the section entitled “The Merger—Opinion of J.P. Morgan Securities LLC, Ryerson’s Financial Advisor.” The full text of the written opinion of J.P. Morgan, dated October 28, 2025, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion;

•

the fact that the exchange ratio is fixed and will not fluctuate in the event that the market price of Olympic Steel common stock increases or that the market price of Ryerson common stock decreases between the date of execution of the merger agreement and completion of the merger;

•	the Ryerson board’s review and discussions with Ryerson’s senior management and outside legal and financial advisors concerning Ryerson’s due diligence examination of Olympic Steel;

•	the fact that Ryerson is permitted under the terms of the merger agreement to declare and pay a quarterly dividend of up to $0.1875 per share of Ryerson common stock during the pendency of the merger;

•	the fact that Ryerson stockholders will have an opportunity to vote on the issuance of Ryerson common stock in the merger, which approval is a condition to closing;

•

the Ryerson board’s belief that the terms of the merger agreement, taken as a whole, including the parties’ representations, warranties, covenants and conditions to closing, and the circumstances under which the merger agreement may be terminated, are reasonable, including the following provisions contained in the merger agreement that address certain circumstances related to the Ryerson board’s and the Olympic Steel board’s ability to consider unsolicited acquisition proposals, change their respective recommendations to Ryerson and Olympic Steel shareholders and related matters:

•

the fact that Ryerson has the ability under the merger agreement, under certain circumstances, to provide information to and to engage in discussions or negotiations with a third party that makes an unsolicited acquisition proposal;

•	the fact that the Ryerson board has the ability, in specified circumstances, to change its recommendation that Ryerson stockholders approve the Ryerson issuance proposal;

•

the fact that there are limited circumstances in which the Olympic Steel board may terminate the merger agreement or change its recommendation that Olympic Steel shareholders approve the Olympic Steel merger proposal, and if the merger agreement is terminated under specified circumstances Olympic Steel would be required to pay Ryerson a termination fee of $15 million; and

•

the fact that, if the merger agreement is terminated in circumstances where the Olympic Steel shareholders do not approve the Olympic Steel merger proposal and the Ryerson board, or a committee thereof, has not effected a Ryerson adverse recommendation change, then Olympic Steel has agreed to reimburse Ryerson’s expenses up to $10 million.

The Ryerson board also considered a number of uncertainties, risks and other countervailing factors in its deliberations concerning the merger and the merger agreement, including the following (which are presented below in no particular order and are not exhaustive):

•	the possibility that the merger may not be completed in a timely manner or at all and the potential consequences of non-completion or delays in completion;

•

the antitrust approvals required in connection with the merger and the risk that antitrust approvals may not be received in a timely manner or at all or may seek to impose conditions that could have a material adverse impact on the business, financial condition or results of operations of the combined company;

•

the effect that the length of time from announcement of the merger until completion of the merger could have on the market price of Ryerson common stock, Ryerson’s results of operations and Ryerson’s relationship with its employees, customers, suppliers, landlords, stockholders, and others who do business with Ryerson;

•	the inherent uncertainty of achieving Ryerson’s and Olympic Steel’s respective managements’ internal financial projections for the combined company within the expected time periods or at all;

•

the fact that Ryerson’s and Olympic Steel’s actual financial results prior to the closing of the merger or the combined company’s financial results after the closing of the merger could differ materially and adversely from projections at the time of the Ryerson board’s consideration of the merger;

•	the other numerous risks and uncertainties that could adversely affect Ryerson’s, Olympic Steel’s or the combined company’s future operating performance and financial results;

•

the possibility that the integration of Ryerson and Olympic Steel may not be as successful as expected and that the anticipated benefits of the merger may not be realized in full or in part, including the risk that synergies and cost-savings may not be achieved in the expected time frame or at all;

•	the chance that management’s time spent on the proposed transaction and post-merger integration may reduce their availability for current business operations and opportunities;

•

the fact that the merger agreement imposes “no-shop” restrictions on Ryerson’s ability to solicit competing proposals, which are described in the section entitled “The Merger Agreement—No Solicitation; Changes of Recommendation;”

•

the possibility that the Olympic Steel board could, under certain circumstances, consider competing proposals and change its recommendation to the Olympic Steel shareholders or terminate the merger agreement, and the possibility that the no-shop and termination provisions of the merger agreement could discourage alternative bidders that might have been willing to submit superior proposals for Ryerson;

•

the fact that there are limited circumstances in which the Ryerson board may terminate the merger agreement or change its recommendation that Ryerson stockholders approve the Ryerson issuance proposal and, if the merger agreement is terminated under specified circumstances, Ryerson would be required to pay Olympic Steel a termination fee of $15 million;

•

the fact that, if the merger agreement is terminated in circumstances where the Ryerson stockholders have not approved the Ryerson issuance proposal and the Olympic Steel board, or a committee thereof, has not effected an Olympic Steel adverse recommendation change, then Ryerson has agreed to reimburse Olympic Steel’s expenses up to $10 million;

•

the requirement that, if Olympic Steel does not terminate the merger agreement, Ryerson must hold a stockholder vote on the approval of the Ryerson issuance proposal, even if the Ryerson board has withdrawn or changed its recommendation in favor of the Ryerson issuance proposal, as well as the inability of Ryerson to terminate the merger agreement in connection with a competing proposal;

•	the transaction costs to be incurred by Ryerson in connection with the merger;

•

the interests of the officers and directors of Ryerson and Olympic Steel in the merger that are different from, or in addition to, the interests of Ryerson’s stockholders and Olympic Steel’s shareholders, including the matters described under “—Interests of Ryerson Directors and Executive Officers in the Merger” and “—Interests of Olympic Steel Directors and Executive Officers in the Merger;”

•

the possibility that the merger could have adverse effects on relationships with third parties with whom Ryerson and Olympic Steel do business, including under contracts that may require consents for merger transactions or transactions resulting in a change of control;

•	the possibility of lawsuits being brought against Ryerson, Olympic Steel or their respective boards in connection with the merger;

•

the restrictions on the conduct of business of Ryerson during the period between execution of the merger agreement and consummation of the merger as set forth in the merger agreement, including the requirement that Ryerson must conduct its business only in the ordinary course consistent with past practice, subject to specific exceptions, which could negatively impact Ryerson’s ability to pursue various business opportunities or strategic transactions;

•

the risks associated with the occurrence of events that may materially and adversely affect the financial condition, properties, assets, liabilities, business or results of operations of Olympic Steel and its subsidiaries but that will not entitle Ryerson to terminate the merger agreement;

•	the potential impact on the market price of Ryerson common stock as a result of the pendency of the transaction and/or the issuance of the merger consideration to Olympic Steel shareholders;

•	the possibility that the merger may not be completed in a timely manner or at all and the potential consequences of non-completion or delays in completion;

•

the antitrust approvals required in connection with the merger and the risk that antitrust approvals may not be received in a timely manner or at all or may seek to impose conditions that could have a material adverse impact on the business, financial condition or results of operations of the combined company;

•

the effect that the length of time from announcement of the merger until completion of the merger could have on the market price of Ryerson common stock, Ryerson’s results of operations and Ryerson’s relationship with its employees, customers, suppliers, landlords, stockholders, and others who do business with Ryerson; and

•	various other risks described in the section entitled “Risk Factors.”

The Ryerson board considered all of these factors as a whole and, by a unanimous vote of those present, determined that the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Ryerson common stock in the merger, were advisable, fair to and in the best interests of Ryerson and its stockholders. The foregoing discussion of the information and factors considered by the Ryerson board in reaching its conclusions and recommendation includes the principal factors considered by the Ryerson board, but is not intended to be exhaustive and may not include all of the factors considered by the Ryerson board. In view of the wide variety of factors considered by the Ryerson board in connection with its evaluation of the merger and the complexity of these matters, the Ryerson board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative or specific weights to the specific factors that it considered in reaching its decision. Rather, the Ryerson board viewed its decisions as being based on the totality of the factors and information it considered. In considering the factors described above and any other factors, each individual member of the Ryerson board applied his or her own personal business judgment to the process and may have viewed factors differently or given different weight or merit to different factors.

In considering the recommendation of the Ryerson board that Ryerson stockholders vote to approve the Ryerson issuance proposal, Ryerson stockholders should be aware that the directors and executive officers of Ryerson have certain interests in the merger that may be different from, or in addition to, the interests of Ryerson stockholders generally. The Ryerson board was aware of these interests and considered them when approving the merger agreement and recommending that Ryerson stockholders vote to approve the Ryerson issuance proposal, which are described in the section entitled “—Interests of Ryerson Directors and Executive Officers in the Merger.”

The foregoing discussion of the information and factors considered by the Ryerson board is forward-looking in nature and should be read in light of the factors described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of J.P. Morgan Securities LLC, Ryerson’s Financial Advisor

Pursuant to an engagement letter, Ryerson retained J.P. Morgan as its financial advisor in connection with the proposed merger.

At the meeting of the Ryerson board on October 28, 2025, J.P. Morgan rendered its oral opinion to the Ryerson board to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to holders of Ryerson common stock. J.P. Morgan confirmed its October 28, 2025 oral opinion by delivering its written opinion dated October 28, 2025 to the Ryerson board, that, as of such date, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Ryerson common stock.

The full text of the written opinion of J.P. Morgan, dated October 28, 2025, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Ryerson’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s opinion was addressed to the Ryerson board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger and was limited to the fairness, from a financial point of view, of the exchange ratio to the holders of Ryerson common stock in the proposed merger and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed merger to the holders of any other class of securities, creditors or other constituencies of Ryerson or as to the underlying decision by Ryerson to engage in the proposed merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of Ryerson as to how such stockholder should vote with respect to the proposed merger or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information concerning Ryerson and Olympic Steel and the industries in which they operate;

•

compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

•

compared the financial and operating performance of Ryerson and Olympic Steel with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Ryerson common stock and Olympic Steel common stock and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts prepared by the managements of Ryerson and Olympic Steel relating to their respective businesses, as well as the estimated amount and timing of cost savings and related expenses and Synergies expected to result from the merger (the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Ryerson and Olympic Steel with respect to certain aspects of the merger, and the past and current business operations of Ryerson and Olympic Steel, the financial condition and future prospects and operations of Ryerson and Olympic Steel, the effects of the merger on the financial condition and future prospects of Ryerson, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Ryerson and Olympic Steel or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness, and, pursuant to J.P. Morgan’s engagement letter with Ryerson, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Ryerson or Olympic Steel under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Ryerson and Olympic Steel to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the proposed merger will qualify as a tax-free reorganization for United States federal income tax purposes and will be consummated as described in the merger agreement and this joint proxy statement/prospectus. J.P. Morgan also assumed that the representations and warranties made by Ryerson, Olympic Steel and Crimson MS Corp. in the merger agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Ryerson with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Ryerson or Olympic Steel or on the contemplated benefits of the merger.

The projections furnished to J.P. Morgan were prepared by Ryerson’s management as discussed more fully in the section entitled “Certain Unaudited Prospective Financial Information Prepared by Ryerson” beginning on page 99 of this joint proxy statement/prospectus. Ryerson does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the proposed merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Ryerson’s management, including, without limitation, factors related to general economic and competitive conditions, prevailing interest rates and other factors as set forth in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 51 of this joint proxy statement/prospectus. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to the section entitled “Certain Unaudited Prospective Financial Information Prepared by Ryerson” beginning on page 99 of this joint proxy statement/prospectus.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the exchange ratio in the proposed merger to the holders of Ryerson common stock, and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the proposed merger to the holders of any other class of securities, creditors or other constituencies of Ryerson or as to the underlying decision by Ryerson to engage in the proposed merger. Furthermore, J.P. Morgan also expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the proposed merger, or any class of such persons relative to the exchange ratio applicable to the holders of Ryerson common stock in the proposed merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Ryerson’s common stock or the Olympic Steel’s common stock will trade at any future time.

The terms of the merger agreement, including the exchange ratio, were determined through arm’s length negotiations between Ryerson and Olympic Steel, and the decision to enter into the merger agreement was solely that of the Ryerson’s board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by Ryerson’s board in its evaluation of the proposed merger and should not be viewed as determinative of the views of Ryerson’s board or Ryerson’s management with respect to the proposed merger or the exchange ratio.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to Ryerson’s board on October 28, 2025 and in the financial analyses presented to Ryerson’s board on such date in connection with the rendering of such opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the Ryerson board and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of Ryerson and Olympic Steel with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be sufficiently analogous to Ryerson and Olympic Steel, respectively. The companies selected by J.P. Morgan were as follows:

•	Worthington Steel, Inc.,

•	Russel Metals, Inc.,

•	median research analysts’ consensus estimates for Olympic Steel, and

•	median research analysts’ consensus estimates for Ryerson.

These companies were selected by J.P. Morgan, among other reasons, because they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, J.P. Morgan considered to be similar to Ryerson and Olympic Steel. However, certain of these companies may have characteristics that are materially different from those of Ryerson and Olympic Steel, as applicable. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect Ryerson or Olympic Steel, as applicable.

Using publicly available information, J.P. Morgan calculated, for each selected company, the multiple of the firm value (calculated as equity value, plus or minus, as applicable, net debt or net cash, inclusive of finance leases and pension liabilities, minority interests, and equity method investments) (the “FV”) to the median research analyst consensus estimates of calendar year 2026 adjusted EBITDA for the applicable company (calculated as earnings before interest, tax, depreciation, and amortization, post-stock-based compensation) (“FV/2026E Adj. EBITDA”).

Based on the results of this analysis, J.P. Morgan selected a FV / 2026E Adj. EBITDA multiple reference range for Ryerson and Olympic Steel of 6.5x to 7.5x and applied such reference range to Olympic Steel’s and Ryerson’s estimated 2026 projected EBITDA for the calendar year 2026. The analysis derived the following ranges of implied equity value per share of Ryerson common stock and Olympic Steel common stock (rounded to the nearest $0.05):

Company	Implied Equity Value Per Share
Ryerson	$18.30 – $23.70
Olympic Steel	$35.45 – $43.90

J.P. Morgan compared these ranges to (i) the unaffected share price of Olympic Steel common stock of $29.08 on October 27, 2025 and (ii) the implied offer price of $39.26 per share of Olympic Steel common stock.

Selected Transactions Analysis. Using publicly available information, J.P. Morgan examined selected public transactions involving businesses which J.P. Morgan judged to be similar to Olympic Steel’s business (or aspects thereof). The following transactions were selected by J.P. Morgan as relevant to the evaluation of the proposed merger:

Announcement Date	Acquiror	Target
February 2013	Reliance	Metals USA
June 2008	Reliance	PNA Group
July 2007	Platinum Equity	Ryerson

None of the selected transactions reviewed was identical to the proposed merger. However, the selected transactions were chosen because certain aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the proposed merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions differently than they would affect the proposed merger.

Using publicly available information, J.P. Morgan calculated, for each selected transaction, the multiple of the target company’s FV implied in the relevant transaction to the target company’s adjusted EBITDA (post-stock based compensation) for the last 12 months as of the date of announcement of the applicable transactions (the “FV/ LTM Adj. EBITDA Multiple”).

Based on the results of this analysis, J.P. Morgan selected a FV / LTM Adj. EBITDA Multiple reference range for Olympic Steel of 6.00x to 8.25x. J.P. Morgan then applied such reference range to Olympic Steel’s adjusted EBITDA for the last twelve months as of September 30, 2025 as provided by Ryerson’s management. The analysis indicated a range of implied equity value per share of Olympic Steel’s common stock (rounded to the nearest $0.05) of approximately $13.80 to $26.35, which J.P. Morgan compared to (i) the unaffected share price of Olympic Steel common stock of $29.08 on October 27, 2025 and (ii) the implied per share offer price of $39.26 per share of Olympic Steel common stock.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share for both Ryerson common stock and Olympic Steel’s common stock. J.P. Morgan calculated the unlevered free cash flows that Ryerson and Olympic Steel, respectively, are expected to generate during the last quarter of their respective fiscal year 2025 and their respective fiscal year 2026 through 2030 based on Ryerson’s management projections, as discussed more fully in section entitled “Certain Unaudited Prospective Financial Information Prepared by Ryerson” which were discussed with, and approved by, the Ryerson board for use by J.P. Morgan in connection with its financial analyses. J.P. Morgan also calculated a range of terminal values of Ryerson and Olympic Steel at the end of this period by applying perpetual growth rates ranging from 1.5% to 2.5%, based on guidance provided by Ryerson’s management, to estimates of terminal unlevered free cash flow of Ryerson and Olympic Steel at the end of fiscal year 2030, as provided in Ryerson’s forecasts.

J.P. Morgan then discounted the unlevered free cash flows estimates and the range of terminal values to present value as of September 30, 2025 using a range of discount rates from 9.25% to 10.25% for Olympic Steel and 9.00% to 10.00% for Ryerson, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Olympic Steel and Ryerson, respectively. This analysis indicated a range of implied per share equity value (rounded to the nearest $0.05) of approximately (i) $47.15 to $60.20 per share of Olympic Steel common stock and (ii) $39.80 to $51.85 per share of Ryerson common stock. The range of the implied per share equity values for (i) Ryerson common stock were compared to the unaffected share price of Ryerson common stock of $22.87 on October 27, 2025 and (ii) Olympic Steel common stock, compared to the unaffected share price of Olympic Steel common stock of $29.08 on October 27, 2025, and (ii) the implied per share offer price of $39.26 per share of Olympic Steel common stock. J.P. Morgan also performed a discounted cash flow analysis of cash flows that Olympic Steel was forecasted to generate giving effect to the present value of 50% of the Synergies (the “50% Synergy DCF Analysis”). This analysis indicated a range of implied equity value of approximately $414 million to $463 million.

Implied Relative Value Analysis. J.P. Morgan compared the results for Ryerson to the results for Olympic Steel with respect to the public trading multiples and the discounted cash flow analyses described above (using the 50% Synergy DCF Analysis for Olympic Steel). J.P. Morgan compared the lowest equity value per share for Ryerson to the highest equity value per share for Olympic Steel to derive the lowest implied exchange ratio implied by each pair of results. J.P. Morgan also compared the highest equity value per share for Ryerson to the lowest equity value per share for Olympic Steel to derive the highest implied exchange ratio implied by each pair of results. The ranges of the implied exchange ratios from this analysis were:

Range of Implied Exchange Ratios
Method	Low	High
Trading Multiples	1.4837x	2.3965x
Discounted Cash Flows	1.5973x	2.5236x

The ranges of implied exchange ratios resulting from the foregoing analysis were compared to the exchange ratio of 1.7105x, as set forth in the merger agreement.

Discounted Cash Flow-Based Value Creation Analysis. J.P. Morgan prepared a value creation analysis that compared the estimated implied equity value of Ryerson on a stand-alone basis, using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis of Ryerson described above, to the estimated Ryerson shareholders’ portion of the pro forma combined company equity value. J.P. Morgan determined the Ryerson shareholders’ portion of the pro forma combine equity value by (i) adding the sum of (a) the equity value of Ryerson, using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis of Ryerson described above, (b) the equity value of Olympic Steel derived using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis of Olympic Steel described above and (c) the net present value of the expected Synergies using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis of the Synergies described below, (ii) subtracting the estimated one-time transaction fees based on guidance provided by Ryerson’s management and (iii) multiplying such result by the pro forma equity ownership of the combined company by the existing holders of Ryerson common stock of 63%.

J.P. Morgan determined the projected net present value of expected Synergies by conducting a discounted cash flow analysis. J.P. Morgan calculated the unlevered free cash flows that the projected net Synergies were expected to generate during calendar year 2026 through calendar year 2030 based on estimates by Ryerson’s management. J.P. Morgan also calculated a range of terminal values for the projected net Synergies at the end of this period by applying a perpetual growth rate of 0.0%, based on guidance provided by Ryerson’s management, to the estimated terminal unlevered free cash flow of the projected net Synergies at the end of calendar year 2030. The unlevered free cash flows and the range of terminal values were then discounted to present values as of September 30, 2025 using a range of discount rates from 9.00% to 10.00%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Ryerson.

The value creation analysis indicated that the proposed merger represents accretion in value of approximately 23.6%, or $359 million, compared to the stand-alone value of Ryerson. There can be no assurance, however, that the expected Synergies and the estimated one-time transaction-related expenses and other impacts referred to above will not be substantially greater or less than the estimate described above.

Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of either Ryerson or Olympic Steel. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Ryerson or Olympic Steel, and none of the selected transactions reviewed as described in the above summary is identical to the proposed merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Ryerson and Olympic Steel. The transactions selected were similarly chosen because certain aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the proposed merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Ryerson and Olympic Steel and the transactions compared to the proposed merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Ryerson with respect to the merger and deliver an opinion to Ryerson’s board with respect to the merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Ryerson, Olympic Steel and the industries in which they operate.

For financial advisory services rendered in connection with the proposed merger, Ryerson has agreed to pay J.P. Morgan a fee of up to $8 million, $3 million of which became payable to J.P. Morgan at the time J.P. Morgan delivered its opinion and the remainder of which is contingent and payable upon the consummation of the proposed merger. In addition, Ryerson has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Ryerson and with Platinum Equity Advisors LLC (“Platinum”), a significant shareholder of Ryerson, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period for Ryerson have included acting as joint lead arranger and bookrunner on Ryerson’s credit facility in June 2024, and such services during such period for Platinum have included providing loan syndication, debt underwriting, and financial advisory services to Platinum portfolio companies. In addition, J.P. Morgan and/or its affiliates are currently providing investment banking services to Platinum and/or its affiliates in connection with transactions that are unrelated to the proposed merger. J.P. Morgan and/or its affiliates expect to receive customary compensation in connection with such investment banking services which, considered in the aggregate and assuming all the transactions are actually completed, are expected by J.P. Morgan to be significantly greater than the fee for financial advisory services that J.P. Morgan expects to receive from Ryerson in connection with the proposed merger. During the two years preceding the date of J.P. Morgan’s opinion, the aggregate fees recognized by J.P. Morgan from Ryerson were approximately $4 million and from Platinum were approximately $35 million. During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any material financial advisory or other material commercial or investment banking relationships with Olympic Steel. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with BlackRock, Inc. (“BlackRock”), the parent company of BlackRock Fund Advisors, a significant shareholder of Olympic Steel, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period for BlackRock have included acting as sole arranger on a BlackRock credit facility in April 2025, as joint lead bookrunner on offerings of debt securities of BlackRock and certain of its subsidiaries in March 2024, July 2024 and March 2025, and as financial advisor to BlackRock in connection with shareholder activism defense in July 2025. In addition, J.P. Morgan and/or its affiliates are currently providing investment banking services to BlackRock and/or its affiliates, in connection with transactions that are unrelated to the proposed merger. J.P. Morgan and/or its affiliates expect to receive customary compensation in connection with such investment banking services which, considered in the aggregate and assuming all the transactions are actually completed, are expected by J.P. Morgan to be significantly greater than the fee for financial advisory services that J.P. Morgan expects to receive from Ryerson in connection with the proposed merger. During the two years preceding the date of J.P. Morgan’s opinion, the aggregate fees recognized by J.P. Morgan from BlackRock were approximately $830 million. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Platinum portfolio companies and Blackrock, for which it receives customary compensation or other financial benefits. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of Ryerson, Olympic Steel, and BlackRock. In the ordinary course of their businesses, J.P. Morgan and its affiliates actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Ryerson, Olympic Steel and BlackRock for their own accounts or for the accounts of customers and, accordingly, they are likely at any time hold long or short positions in such securities or other financial instruments.

Recommendation of the Olympic Steel Board of Directors and Reasons for the Merger

The Olympic Steel board of directors has unanimously determined at a meeting held on October 28, 2025, that the merger is fair to and in the best interests of Olympic Steel shareholders, approved and declared advisable the execution, delivery and performance of the merger agreement and the transactions contemplated thereby, including the merger, and directed that the merger agreement be submitted to Olympic Steel shareholders for adoption at a meeting of such stockholders

The Olympic Steel board unanimously recommends that Olympic Steel shareholders vote “FOR” the Olympic Steel merger proposal, “FOR” the Olympic Steel compensation proposal and “FOR” the Olympic Steel adjournment proposal.

In the course of reaching its determination and recommendation, the Olympic Steel board met many times to consider a potential transaction with Ryerson and consulted with Olympic Steel’s executive management, outside legal counsel and financial advisors. In addition, the Olympic Steel board considered a number of factors, including the following factors (which list is not exhaustive and is not necessarily presented in order of relative importance), which the Olympic Steel board viewed as being positive or favorable in coming to its determination and recommendation:

•

the strategic rationale for the merger that it will enhance the combined company’s presence as the second-largest North American metals service center and represents a highly compatible strategic match as it will bring Olympic Steel’s complementary footprint, capabilities and product offerings into Ryerson’s intelligently interconnected network of value-added service centers;

•

the belief that the transaction is expected to generate approximately $120 million in annual synergies by the end of year two via procurement scale, efficiency gains, commercial enhancement and network optimization;

•

the stock-for-stock transaction allows Olympic Steel shareholders to participate in the value and opportunities of the combined company after the merger, that will have highly complementary assets, capabilities and expertise across channels and geographies, which the Olympic Steel board believes will result in growth and long-term value creation for shareholders of the combined company;

•

the all-stock consideration, which the Olympic Steel board believes will be a highly attractive currency, enables Olympic Steel shareholders to have a significant continued ownership position in the combined company (approximately 37.0% of the issued and outstanding shares of common stock in Ryerson following the merger);

•	the fact that the implied value of the merger consideration of $39.26 represented a 31.53% premium to the closing price of Olympic Steel common stock on October 28, 2025;

•

the anticipated pro forma financial impact of the merger on the combined company, including that the merger is anticipated to be accretive to adjusted earnings per share for Ryerson stockholders and Olympic Steel shareholders;

•	the expectation that the merger will result in a reduced pro-forma leverage ratio of less than three times, assuming partial credit for synergies;

•	the belief, based on the analyses presented to and discussed by the Olympic Steel board, that the Ryerson common stock was reasonably valued at current trading prices;

•	the Olympic Steel board’s review and discussions with Olympic Steel executive management and outside legal counsel and financial advisors concerning the due diligence examination of Ryerson;

•

the fact that, based on the fixed exchange ratio of 1.7105 shares of Ryerson common stock for each share of Olympic Steel common stock, the Olympic Steel shareholders would benefit from any increase in the trading price of Ryerson common shares prior to the completion of the merger;

•

the fact that the combined company will be overseen by an experienced board, which will include four directors designated by Olympic Steel, and will be managed by an experienced management team, led by Ryerson’s President and Chief Executive Officer, Eddie Lehner, as Chief Executive Officer of the of the combined company, with Richard T. Marabito, Chief Executive Officer of Olympic Steel, serving as President and Chief Operating Officer of the combined company;

•

the oral opinion, subsequently confirmed in writing, of KeyBanc to the Olympic Steel board that, as of October 28, 2025, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by KeyBanc in preparing its opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Olympic Steel shareholders (other than Ryerson or Merger Sub (or any direct or indirect wholly owned subsidiaries of Olympic Steel, Ryerson or Merger Sub)), as well as the related financial analysis presented by KeyBanc to the Olympic Steel board, as more fully described below in “—Opinion of KeyBanc Capital Markets, Inc., Olympic Steel’s Financial Advisor;”

•

the financial analysis reviewed by Houlihan Lokey with the Olympic Steel board as well as the oral opinion of Houlihan Lokey rendered to the Olympic Steel board on October 28, 2025 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Olympic Steel board dated October 28, 2025), as to, as of such date, the fairness, from a financial point of view, to Olympic Steel shareholders of the exchange ratio provided for in the merger pursuant to the merger agreement, as more fully described in the section of this joint proxy statement/prospectus captioned “The Merger—Opinion of Houlihan Lokey Capital, Inc., Olympic Steel’s Financial Advisor;”

•

the views of the Olympic Steel board with respect to potential strategic alternatives available to Olympic Steel, including the possibility of remaining a stand-alone company in a rapidly changing and evolving industry, the projected financial results of Olympic Steel as a stand-alone company, and the belief of the Olympic Steel board that these alternatives would not deliver the financial and operational benefits that could be achieved in the merger with Ryerson;

•	the fact that the merger is expected to be treated as a reorganization within the meaning of Section 368(a) of the Code;

•

the ability of Olympic Steel to continue to make certain incentive grants in the ordinary course and implement an employee retention program to address employee retention pending completion of the merger;

•

the fact that under the terms of the merger agreement, Olympic Steel is permitted to declare and pay a quarterly dividend of up to $0.16 per share of Olympic Steel common stock during the pendency of the merger;

•	the likelihood that the merger could be completed, based on, among other things:

•

the conditions in the merger agreement to the obligations to close the merger, as well as Olympic Steel’s ability to seek specific performance to prevent breaches of the merger agreement, including the ability to cause the merger to be consummated if all of the conditions to Ryerson’s obligations to effect the merger have been satisfied or waived, as described under “The Merger Agreement—Specific Performance; Remedies”; and

•

the fact that in the event Olympic Steel terminates the merger agreement due to a Ryerson adverse recommendation change, Ryerson will pay Olympic Steel a termination fee of $15 million, as described under “The Merger Agreement—Expenses; Termination Fees.”

•

the belief of the Olympic Steel board, after reviewing the merger agreement with its outside legal counsel, that the terms of the merger agreement (taken as a whole), including the representations and warranties, covenants, deal protection and termination provisions and closing conditions, were reasonable, and the belief that the merger agreement did not impose unreasonable burdens on Olympic Steel and would not preclude a superior proposal; in this regard, the Olympic Steel board particularly considered the following:

•

the ability of the Olympic Steel board, in certain circumstances, to change its recommendation to Olympic Steel shareholders in favor of the merger in the event of (i) a superior proposal, where the Olympic Steel board may take into account a number of factors in determining whether such offer is “superior,” or (ii) certain intervening events not known or reasonably foreseeable to the Olympic Steel board at or prior to the time the merger agreement was entered into;

•

the judgment of the Olympic Steel board that the termination fee of $15 million, as described under “The Merger Agreement—Expenses; Termination Fees,” payable by Olympic Steel to Ryerson in the event Ryerson terminates the merger agreement due to an Olympic Steel adverse recommendation change, was reasonable and would not preclude another party from submitting a proposal to acquire Olympic Steel; and

•

the ability of Olympic Steel in certain circumstances to provide non-public information to, and engage in negotiations with, a third party that makes an unsolicited acquisition proposal that would reasonably be expected to lead to a superior proposal; and

•

the fact that in the event of a termination of the merger agreement in certain circumstances, due to the Ryerson stockholders failing to approve the Ryerson issuance proposal, Ryerson has agreed to reimburse Olympic Steel’s expenses up to $10 million.

The Olympic Steel board also considered a number of uncertainties, risks and factors it deemed generally negative or unfavorable in making its determination, approval and related recommendation, including the following (which list is not exhaustive and is not necessarily presented in order of relative importance):

•

the fact that, based on the fixed exchange ratio of 1.7105 shares of Ryerson common stock for each share of Olympic Steel common stock, Olympic Steel shareholders will be adversely affected by a decrease in the trading price of Ryerson stock prior to completion of the merger, and may receive less value for their shares of Olympic Steel common stock upon completion of the merger than calculated based on the price of Ryerson common stock at the time the Olympic Steel board approved the merger agreement;

•

the risk that the trading price of Ryerson common stock could be adversely impacted by decreases in Ryerson’s financial results or other factors before or after the closing of the merger or as a result of the dilution caused by the issuance of the merger consideration to Olympic Steel shareholders;

•

the risk that governmental entities may not approve the merger, or may impose conditions on Olympic Steel or Ryerson in order to gain approval for the merger that may adversely impact the ability of the combined business to realize benefits or synergies that are projected to occur in connection with the merger;

•

the potential negative effect that the pendency of the merger, or the failure to complete the merger, could have on Olympic Steel’s business and relationships with its employees, customers, suppliers, vendors and shareholders;

•

the fact that forecasts of future results of operations and synergies are necessarily estimates based on assumptions, and that, for these and other reasons, there is a risk of not realizing anticipated performance or capturing anticipated cost synergies and the risk that other anticipated benefits might not be fully realized or achieved in the time frame currently contemplated;

•

the possibility that the anticipated benefits of the merger will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two businesses or general market conditions and competitive factors in the areas where Olympic Steel and Ryerson operate;

•

the fact that the merger agreement contains certain restrictions on the conduct of Olympic Steel’s business prior to the completion of the merger, which may delay or prevent Olympic Steel from undertaking business opportunities that may arise outside of the ordinary course of business or certain other actions it might otherwise take with respect to its operations pending completion of the merger;

•	the fact that, under the terms of the merger agreement, Olympic Steel cannot solicit other acquisition proposals;

•

the possible impact on other potential acquirors of the termination fee of $15 million that would be payable by Olympic Steel in the event Ryerson terminates the merger agreement due to an Olympic Steel adverse recommendation change;

•	the possibility that the Ryerson board could, under certain circumstances, consider competing proposals and change its recommendation to the Ryerson stockholders;

•

the fact that, if the merger agreement is terminated in circumstances where the Olympic Steel shareholders have not approved the Olympic Steel merger proposal, then Olympic Steel has agreed to reimburse Ryerson’s expenses up to $10 million;

•	the possible diversion of management attention and resources towards the completion of the merger and away from the operation of Olympic Steel’s business or other strategic opportunities;

•	the potential for legal claims or litigation related to the merger;

•	certain anticipated merger-related costs, which could be higher than expected; and

•	risks of the type and nature described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

In considering the recommendation of the Olympic Steel board with respect to the Olympic Steel merger proposal, you should be aware that Olympic Steel directors and executive officers may have interests in the merger that are different from, or in addition to, yours. The Olympic Steel board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, and in recommending that the merger agreement be adopted by Olympic Steel shareholders. See section entitled “—Interests of Olympic Steel Directors and Executive Officers in the Merger.”

The Olympic Steel board believed that, overall, the potential benefits of the merger to Olympic Steel shareholders outweighed the risks and uncertainties of the merger.

The foregoing discussion of factors considered by the Olympic Steel board in reaching its conclusions and recommendation includes the principal factors considered by the Olympic Steel board, but is not intended to be exhaustive and may not include all of the factors considered by the Olympic Steel board. In light of the variety of factors considered in connection with its evaluation of the merger, the Olympic Steel board did not find it practicable to, and did not, quantify or otherwise assign relative or specific weights to the specific factors considered in reaching its determinations and recommendation. Moreover, each member of the Olympic Steel board applied his or her own personal business judgment to the process and may have given different weight to different factors. The Olympic Steel board based its recommendation on the totality of the information available to it, including discussions with Olympic Steel management and outside legal counsel and financial advisors.

It should be noted that this explanation of the reasoning of the Olympic Steel board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of KeyBanc Capital Markets Inc., Olympic Steel’s Financial Advisor

On October 28, 2025, KeyBanc orally rendered its opinion to the Olympic Steel board (which was subsequently confirmed in writing by delivery of KeyBanc’s written opinion addressed to the Olympic Steel board dated October 28, 2025) as to, as of such date, the fairness, from a financial point of view, to Olympic Steel shareholders (other than with respect to the excluded shares) of the exchange ratio provided for in the proposed merger agreement.

The full text of KeyBanc’s written opinion, dated October 28, 2025, is attached to this proxy statement as Annex C and incorporated by reference herein. You should read KeyBanc’s opinion carefully and in its entirety for a discussion of, among other things, the scope of the review undertaken and the assumptions made, procedures followed, matters considered and qualifications to and limitations on and with respect to the review undertaken by KeyBanc in connection with its opinion. This summary is qualified in its entirety by reference to the full text of the opinion. KeyBanc’s opinion was prepared for the use of the Olympic Steel board (in its capacity as such) and addressed only the fairness from a financial point of view, as of the date of the opinion, of the exchange ratio to be received by the Olympic Steel shareholders (other than with respect to the excluded shares) pursuant to the merger agreement. It expressly did not, and does not, constitute advice or a recommendation as to how any Olympic Steel or Ryerson shareholders should vote with respect to the merger, or any other matter, and does not in any manner address the price at which shares of the combined company’s equity securities will trade at any time.

In arriving at its opinion, KeyBanc reviewed and analyzed such matters as it deemed appropriate, in its professional judgement and experience. Among other things, KeyBanc reviewed and analyzed:

•	a draft of the merger agreement, dated October 28, 2025;

•	publicly available information concerning Olympic Steel and Ryerson that KeyBanc deemed relevant to its analysis;

•	financial and operating information with respect to the business, operation and prospects of Olympic Steel furnished to KeyBanc by Olympic Steel management, including the Olympic Steel Projections;

•

financial and operating information with respect to the business, operations and prospects of Ryerson furnished to KeyBanc by Ryerson, along with adjustments thereto provided by Olympic Steel management to KeyBanc;

•	the trading histories of Olympic Steel’s and Ryerson’s common stock, and a comparison of those trading histories to those of other companies KeyBanc deemed relevant;

•	the pro forma impact of the merger on the future financial performance of the combined company, as provided by Olympic Steel management;

•	the relative contributions of Olympic Steel and Ryerson to the historical and future financial performance of a combined company, on a pro forma basis;

•	a comparison of historical financial results and present financial condition of Olympic Steel and Ryerson with each other, and with other companies KeyBanc deemed relevant;

•	a comparison of the financial terms of the merger with the financial terms of certain other recent transactions KeyBanc deemed relevant;

•	the results of discussions between KeyBanc and Olympic Steel management concerning its business, operations, assets, liabilities, financial condition and prospects, as well as those of Ryerson; and

•	such other studies, analyses and investigations as KeyBanc deemed appropriate.

In arriving at its opinion, KeyBanc assumed and relied upon the accuracy and completeness of the financial and other information used by KeyBanc without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information), and further relied upon the assurances of Olympic Steel management that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Olympic Steel Projections and the Ryerson Projections, upon the advice of Olympic Steel, KeyBanc assumed that such projections were reasonably prepared on a basis reflecting the best then-available estimates and judgments of Olympic Steel management as to the future financial performance of Olympic Steel and Ryerson, and that Olympic Steel and Ryerson would perform substantially in accordance with such projections. Furthermore, upon the advice of Olympic Steel, KeyBanc assumed that the amounts and timing of synergies expected to be realized in the merger were reasonable and that such synergies would be realized in accordance with the estimates of Olympic Steel management. KeyBanc assumed, and assumes, no responsibility for, and expressed no view as to any such projections or synergies estimates, or the assumptions on which they were based. In arriving at its opinion, KeyBanc did not conduct a physical inspection of the properties and facilities of Olympic Steel or Ryerson, and did not make or obtain any evaluations or appraisals of the assets or liabilities of Olympic Steel or Ryerson. In addition, Olympic Steel did not authorized KeyBanc to solicit, and KeyBanc did not solicit, any indications of interest from any third party with respect to alternative transactions that may (or may not) have been available to Olympic Steel. KeyBanc’s opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, October 28, 2025. KeyBanc assumes no responsibility for updating or revising its opinion based on events or circumstances that may have occurred, or may still occur, after October 28, 2025. KeyBanc expressed no opinion as to the prices at which shares of common stock of Olympic Steel or Ryerson would trade following the announcement of the merger, or the prices at which shares of common stock of the combined company would trade following the consummation of the merger. KeyBanc’s opinion should not be viewed as providing any assurance that the market value of the shares of common stock of the Ryerson to be held by the shareholders of Olympic Steel after the consummation of the merger will be in excess of the market value of common stock of Olympic Steel owned by such shareholders at any time prior to the announcement or consummation of the merger.

KeyBanc assumed that the executed merger agreement would conform in all material respects to the last draft reviewed by it on October 28, 2025. In addition, KeyBanc assumed the accuracy of the representations and warranties contained in the merger agreement and all agreements related thereto. KeyBanc also assumed, upon the advice of the Olympic Steel management, that all material governmental, regulatory and third party approvals, consents and releases for the merger will be obtained within the constraints contemplated by the merger agreement, and that the merger will be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. KeyBanc did not express any opinion as to any tax or other consequences that might result from the merger, nor does its opinion address any legal, tax, regulatory or accounting matters, and KeyBanc assumed that Olympic Steel obtained advice on such matters from qualified professionals.

KeyBanc was not requested to opine as to, and its opinion does not in any manner address, Olympic Steel’s underlying business decision to proceed with or effect the merger, the trading price of the Ryerson common stock following the consummation of the merger, or the likelihood of consummation of the merger. In addition, KeyBanc expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the consideration to be received by the shareholders of Olympic Steel in the merger. KeyBanc’s opinion does not address the relative merits of the merger as compared to any other transaction or business strategy in which Olympic Steel might engage, or might have engaged, as an alternative to the merger.

In performing its analyses, KeyBanc considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, October 28, 2025. No company, transaction or business used in KeyBanc’s analyses for comparative purposes is identical to Olympic Steel or the merger and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the Olympic Steel Projections and the Ryerson Projections and the implied reference ranges indicated by KeyBanc’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Olympic Steel and Ryerson. Much of the information used in, and accordingly the results of, KeyBanc’s analyses are inherently subject to substantial uncertainty.

KeyBanc’s opinion was only one of many factors considered by the Olympic Steel board in evaluating the merger. Neither KeyBanc’s opinion nor its analyses were determinative of the exchange ratio or of the views of the Olympic Steel board or Olympic Steel management with respect to the merger or the exchange ratio. Under the terms of its engagement by Olympic Steel, KeyBanc’s relationship with Olympic Steel is contractual in nature, and Olympic Steel disclaimed any imposition of fiduciary obligations on KeyBanc. Further, KeyBanc was retained to act as an advisor only to Olympic Steel and its board, and not as an advisor to any other person. The type and amount of consideration payable in the merger were determined through negotiation between Olympic Steel and Ryerson, and the decision to enter into the Agreement was solely that of the Olympic Steel board.

Material Financial Analyses

In preparing its opinion to the Olympic Steel board, KeyBanc performed a variety of analyses, including those described below. The summary of KeyBanc’s analyses is not a complete description of the analyses underlying KeyBanc’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither KeyBanc’s opinion nor its underlying analyses is readily susceptible to summary description. KeyBanc arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching KeyBanc’s overall conclusion with respect to fairness, KeyBanc did not make separate or quantifiable judgments regarding individual analyses. Accordingly, KeyBanc believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying KeyBanc’s analyses and opinion.

The following is a summary of the material financial analyses performed by KeyBanc in connection with the preparation of its opinion and reviewed with the Olympic Steel board on October 28, 2025. The order of the analyses does not represent relative importance or weight given to those analyses by KeyBanc. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of KeyBanc’s analyses.

Comparable Public Company Analysis

KeyBanc analyzed certain publicly available financial information and valuation multiples for selected publicly traded companies set forth in the table below under the heading “Selected Public Companies” with similar attributes to the Company that KeyBanc believed, based on its professional judgment and experience, to be comparable to Olympic Steel and to Ryerson for purposes of this analysis.

For each of these comparable public companies, KeyBanc calculated the fully diluted enterprise value divided by the analyst consensus EBITDA for the next-twelve months (which are referred to as the “NTM EBITDA multiples”), as well as a five-year average of each such company’s NTM EBITDA Multiples, in each case, based on publicly available Wall Street research analysts’ estimates and public filings. The selected companies were:

•	Olympic Steel, Inc.

•	Reliance, Inc.

•	Russel Metals, Inc.

•	Ryerson Holding Corporation

•	Worthing Steel, Inc.

The resulting medians in the analysis were a trading multiple of 7.0x with respect to the five-year average NTM EBITDA of such companies, and 7.6x with respect to the NTM EBITDA of such companies.

Based on such results and the application of its professional judgment, KeyBanc selected a representative range of 7.1x – 8.1x with respect to the NTM EBITDA of such companies, and 6.5x – 7.5x with respect to the five-year average NTM EBITDA of such companies. KeyBanc then applied these ranges to Olympic Steel’s analyst consensus next-twelve months’ EBITDA of $80.4 million and $157.0 million, respectively. This analysis implied a range of values for Olympic Steel common stock of approximately $31.82 to $39.00 per share (by reference to the NTM EBITDA multiple range of the selected companies) and $26.84 to $34.02 per share (by reference to the five-year average NTM EBITDA multiple range of the selected companies). KeyBanc compared these ranges to the offer price for each share of Olympic Steel common stock, as implied by multiplying the exchange ratio by the 30-day volume-weighted average price of Ryerson common stock as of October 24, 2025, of $39.26.

Precedent Transaction Analysis

KeyBanc also performed an analysis of selected comparable M&A transactions involving companies that KeyBanc believed, based on its professional judgment and experience, shared certain characteristics with Olympic Steel relevant for KeyBanc’s analysis. Based on publicly available information and industry research reports, including certain financial data and the purchase prices paid in the transactions, KeyBanc analyzed 15 completed public company transactions set forth as follows:

•	Russel Metals’ acquisition of certain service center locations from Kloeckner Metals Corporation

•	Aperam SA’s acquisition of Universal Stainless & Alloy Products

•	Russel Metals’ acquisition of Tampa Bay Steel Corp.

•	Russel Metals’ acquisition of the Carbon Plate Service Center operations Samuel, Son & Co.

•	BlueScope Steel Limited’s acquisition of the Coil Coatings business of Cornerstone Building Brands

•	AZZ Inc.’s acquisition of Precoat Metals

•	Worthington Industries’ acquisition of Tempel Steel Company

•	Russel Metals’ acquisition of Boyd Metals

•	Russel Metals’ acquisition of Sanborn Tube Sales

•	Wieland’s acquisition of Global Brass and Copper Holdings, Inc.

•	Steel Dynamics’ acquisition of United Steel Supply

•	Nippon Steel’s & Sumitomo Metal Corporation’s acquisition of Ovako Group AB

•	Fontanilles’ acquisition of Groupe Forlam

•	Synalloy Corporation’s acquisition of Specialty Pipe & Tube, Inc.

•	Reliance Steel & Aluminum Company’s acquisition of Metals USA Holdings

For each such transaction, KeyBanc divided the implied enterprise value of the acquisition by the last-twelve months EBITDA of the target company or business. The resulting median in the analysis was 7.3x. Based on such results and the application of its professional judgment, KeyBanc selected a representative range of 6.8x – 7.8x, representing the EBITDA multiple paid in such precedent transactions. With reference to the three-year average EBITDA of Olympic Steel, including expected 2025 EBITDA of Olympic Steel representing analyst consensus estimates of $157 million, the analysis implied a range of values for Olympic Steel common stock of $18.94 to $23.85. KeyBanc compared these ranges to the offer price for each share of Olympic Steel common stock, as implied by multiplying the exchange ratio by the 30-day volume-weighted average price of Ryerson common stock as of October 24, 2025, of $39.26.

Analyst Price Targets

KeyBanc reviewed the publicly available analyst price targets for Olympic Steel, which ranged from $38.00 to $40.00 per share. KeyBanc calculated the net present value of the midpoint of such range, resulting in a net present value per share of $20.81. KeyBanc compared such net present value per share to the offer price for each share of Olympic Steel common stock, as implied by multiplying the exchange ratio by the 30-day volume-weighted average price of Ryerson common stock as of October 24, 2025, of $39.26.

Premiums Paid Analysis

KeyBanc reviewed the five-day and 30-day premiums paid in recent all-stock acquisitions involving companies that KeyBanc believed, based on its professional judgment and experience, shared certain characteristics with the proposed transaction that were relevant for KeyBanc’s analysis. Based on publicly available information, including certain financial data and the purchase prices paid in the transactions, KeyBanc analyzed 28 completed public stock-for-stock transactions set forth as follows:

•	MasterBrand, Inc.’s acquisition of American Woodmark Corporation

•	DNOW Inc.’s acquisition of MRC Global Inc.

•	Core Natural Resources, Inc.’s acquisition of Arch Resources, Inc.

•	Star Bulk Carriers Corp.’s acquisition of Eagle Bulk Shipping, Inc.

•	Cadeler A/S’s acquisition of Eneti Inc.

•	Patterson-UTI Energy, Inc.’s acquisition of NexTier Oilfield Solutions Inc.

•	Sitio Royalties Corp.’s acquisition of MNRL Sub Inc.

•	PotlatchDeltic Corporation’s acquisition of CatchMark Timber Trust, Inc.

•	Mativ Holdings, Inc.’s acquisition of Neenah, Inc.

•	DraftKings Inc.’s acquisition of Golden Nugget Online Gaming, Inc.

•	Civitas Resources, Inc.’s acquisition of Extraction Oil & Gas, Inc.

•	Builders FirstSource, Inc.’s acquisition of BMC Stock Holdings, Inc.

•	Adeia Inc.’s acquisition of TiVo Corporation

•	Parsley Energy, Inc.’s acquisition of Jagged Peak Energy Inc.

•	Science Applications International Corporation’s acquisition of Valinar, LLC

•	EQM Midstream Partners, LP’s acquisition of RM Partners LP

•	NuStar Energy L.P.’s acquisition of NuStar GP Holdings, LLC

•	Midstates Petroleum Company, Inc.’s acquisition of Sandridge Energy, Inc.

•	Archrock, Inc.’s acquisition of Archrock Partners, L.P.

•	Strategic Education, Inc.’s acquisition of Capella Education Company

•	PotlatchDeltic Corporation’s acquisition of Deltic Timber Company

•	Andeavor Logistics LP’s acquisition of Western Refining Logistics, LP

•	Qurate Retail Group, Inc.’s acquisition of HSN, Inc.

•	Valaris Limited’s acquisition of Atwood Oceanics, Inc.

•	Verizon Communications Inc.’s acquisition of Straight Path Communications Inc.

•	Delek US Holdings, Inc.’s acquisition of Alon USA Energy, Inc.

•	comScore, Inc.’s acquisition of Rentrak Corporation

•	Alcoa Inc.’s acquisition of RTI International Metals, Inc.

For each such transaction, KeyBanc calculated the implied offer price per share to the trading price per share of the target as of 30 days prior to the announcement of the transaction. This analysis yielded an inner quartile range of 6.5% to 38.5% premium to the trading price per share of the target one day prior to the applicable announcement. KeyBanc applied this range to the 30-day volume weighted average price of Olympic Steel common stock, yielding a range of $31.93 to $41.49. KeyBanc compared such range to the offer price for each share of Olympic Steel common stock, as implied by multiplying the exchange ratio by the 30-day volume-weighted average price of Ryerson common stock as of October 24, 2025, of $39.26.

Discounted Cash Flow Analysis

KeyBanc performed an illustrative discounted cash flow analysis, which is designed to imply a range of potential per-share present values for Olympic Steel common stock as of October 27, 2025, by applying a range of estimates of the weighted average cost of capital for Olympic Steel of 12.0% to 14.0% to the unlevered free cash flows of Olympic Steel based on the Olympic Steel Projections, and applying a range of terminal EBITDA multiples of 7.5x to 8.2x to the projected 2030 EBITDA of Olympic Steel based on the Olympic Steel Projections.

The foregoing analyses produced a range of $54.51 to $60.57 for Olympic Steel. KeyBanc compared such range to the offer price for each share of Olympic Steel common stock, as implied by multiplying the exchange ratio by the 30-day volume-weighted average price of Ryerson common stock as of October 24, 2025, of $39.26.

While discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates, terminal values and discount rates. The valuations derived from the discounted cash flow analysis are not necessarily indicative of Olympic Steel’s present or future value or results. Discounted cash flow analysis in isolation from other analyses is not an effective method of evaluating transactions.

Other Matters

In connection with KeyBanc’s services as the financial advisor to Olympic Steel, pursuant to an engagement letter, dated October 8, 2025, KeyBanc will receive an aggregate fee of approximately $7,500,000, $1,000,000 of which was earned and became payable upon KeyBanc’s delivery of its opinion, and the balance of which is payable upon, and subject to, the consummation of the merger. In addition, Olympic Steel has agreed to reimburse KeyBanc for certain expenses and to indemnify KeyBanc under certain circumstances for certain liabilities that may arise out of KeyBanc’s engagement.

KeyBanc has performed certain financial services for Olympic Steel and Ryerson in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the two years prior to the delivery of its opinion, KeyBanc or certain of its affiliates (i) acted as a counterparty to an interest rate swap trade with Olympic Steel, from which KeyBanc derived revenue of less than $70,000, (ii) served as the documentation agent for Olympic Steel’s $625 million revolving credit facility, maturing April 2030, to which facility KeyBanc or certain of its affiliates committed up to $110 million in potential borrowings, (iii) acted as a counterparty to foreign exchange trades with Ryerson, from which KeyBanc derived revenue of less than $115,000, and (iv) served as the co-documentation agent for Ryerson’s $1.3 billion revolving credit facility, maturing June 2027, to which facility KeyBanc or certain of its affiliates committed up to $110 million in potential borrowings.

Opinion of Houlihan Lokey Capital, Inc., Olympic Steel’s Financial Advisor

On October 28, 2025, Houlihan Lokey orally rendered its opinion to the Olympic Steel board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Olympic Steel board dated October 28, 2025) as to, as of such date, the fairness, from a financial point of view, to Olympic Steel shareholders, of the exchange ratio provided for in the merger pursuant to the merger agreement.

Houlihan Lokey’s opinion was furnished for the use of the Olympic Steel board (in its capacity as such), and only addressed the fairness, from a financial point of view, to Olympic Steel shareholders of the exchange ratio provided for in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex D to this joint proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Olympic Steel board, any security holder or any other person as to how to act or vote with respect to any matter relating to the merger or otherwise.

In connection with its opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

•	reviewed the execution version of the merger agreement;

•	reviewed certain publicly available business and financial information relating to Olympic Steel and Ryerson that Houlihan Lokey deemed to be relevant;

•

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Olympic Steel and Ryerson made available to Houlihan Lokey by Olympic Steel and Ryerson, including the Olympic Steel Projections and the Ryerson Projections;

•

spoke with certain members of the managements of Olympic Steel and Ryerson and certain of their representatives and advisors regarding the respective businesses, operations, financial condition and prospects of Olympic Steel and Ryerson, the merger and related matters;

•	compared the financial and operating performance of Olympic Steel and Ryerson with that of other companies with publicly traded equity securities that Houlihan Lokey deemed to be relevant;

•	considered publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

•

reviewed the current and historical market prices and trading volume for certain of Olympic Steel’s and Ryerson’s publicly traded equity securities and the current and historical market prices of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. Olympic Steel management advised Houlihan Lokey, and at the Olympic Steel board’s direction Houlihan Lokey assumed, that the Olympic Steel Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of Olympic Steel. In addition, at the Olympic Steel board’s direction, Houlihan Lokey assumed that the Ryerson Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of Ryerson management as to the future financial results and condition of Ryerson. At the Olympic Steel board’s direction, Houlihan Lokey assumed that the Olympic Steel Projections and the Ryerson Projections provided a reasonable basis on which to evaluate Olympic Steel, Ryerson and the merger and Houlihan Lokey, at the Olympic Steel board’s direction, used and relied upon the Olympic Steel Projections and the Ryerson Projections for purposes of its analyses and opinion. Houlihan Lokey expressed no view or opinion with respect to the Olympic Steel Projections, the Ryerson

Projections or the respective assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of Olympic Steel or Ryerson since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the merger agreement and all other related documents and instruments referred to therein were true and correct, (ii) each party to the merger agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) all conditions to the consummation of the merger would be satisfied without waiver thereof , and (iv) the merger would be consummated in a timely manner in accordance with the terms described in the merger agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey also assumed that the merger would qualify, for federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”), as amended. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the merger would be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of Olympic Steel or Ryerson, or otherwise have an effect on the merger, Olympic Steel or Ryerson or any expected benefits of the merger that would be material to Houlihan Lokey’s analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the merger agreement would not differ in any respect from the draft of the merger agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Olympic Steel, Ryerson or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Olympic Steel or Ryerson was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Olympic Steel or Ryerson was or may have been a party or was or may have been subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from third parties with respect to the merger, the securities, assets, businesses or operations of Olympic Steel, Ryerson or any other party, or any alternatives to the merger or (b) advise the Olympic Steel board, Olympic Steel or any other party with respect to alternatives to the merger. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. Houlihan Lokey did not express any view or opinion as to what the value of Ryerson common stock actually would be when issued in the merger or the price or range of prices at which Olympic Steel common stock or Ryerson common stock may be purchased or sold, or otherwise be transferable, at any time. Houlihan Lokey assumed that the Ryerson common stock to be issued in the merger to Olympic Steel shareholders would be listed on the New York Stock Exchange.

Houlihan Lokey’s opinion was furnished for the use of the Olympic Steel board (in its capacity as such) in connection with its evaluation of the merger. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Olympic Steel board, Olympic Steel any security holder or any other party as to how to act or vote with respect to any matter relating to the merger or otherwise.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Olympic Steel board, Olympic Steel, its security holders or any other party to proceed with or effect the merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the merger or otherwise (other than the exchange ratio to the extent expressly specified in its opinion), (iii) the fairness of any portion or aspect of the merger to the holders of any class of securities, creditors or other constituencies of Olympic Steel, or to any other party, except if and only to the extent expressly set forth in the last sentence of Houlihan Lokey’s opinion, (iv) the relative merits of the merger as compared to any alternative business strategies or transactions that might have been available for Olympic Steel, Ryerson or any other party, (v) the fairness of any portion or aspect of the merger to any one class or group of Olympic Steel’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Olympic Steel’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not Olympic Steel, Ryerson, their respective security holders or any other party is receiving or paying reasonably equivalent value in the merger, (vii) the solvency, creditworthiness or fair value of Olympic Steel, Ryerson or any other participant in the merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the merger, any class of such persons or any other party, relative to the exchange ratio or otherwise. Furthermore, Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Olympic Steel board, on the assessments by the Olympic Steel board, Olympic Steel and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance and tax matters with respect to Olympic Steel, Ryerson and the merger or otherwise.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Olympic Steel or the merger and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the Olympic Steel Projections and the Ryerson Projections and the implied exchange ratio reference ranges indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Olympic Steel and Ryerson. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Olympic Steel board in evaluating the merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the exchange ratio or of the views of the Olympic Steel board or Olympic Steel management with respect to the merger or the exchange ratio. Under the terms of its engagement by Olympic Steel, neither Houlihan Lokey’s opinion nor any other advice or services rendered by it in connection with the merger or otherwise, should be construed as creating, and Houlihan Lokey should not be deemed to have, any fiduciary duty to, or agency relationships with, the Olympic Steel board, Olympic Steel, Ryerson, any security holder or creditor of Olympic Steel or Ryerson or any other person, regardless of any prior or ongoing advice or relationships. The type and amount of consideration payable in the merger were determined through negotiation between Olympic Steel and Ryerson, and the decision to enter into the merger agreement was solely that of the Olympic Steel board.

Material Financial Analyses

In preparing its opinion to the Olympic Steel board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Olympic Steel board on October 28, 2025. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•

Adjusted EBITDA — generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization and stock-based compensation expense for a specified time period, as adjusted for certain non-recurring items; and

•

Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, non-convertible preferred stock, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

Unless the context indicates otherwise, share prices used in the selected companies analysis described below were based on the closing price of the common stock of the selected companies listed below as of October 28, 2025, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the announced transaction equity price and other public information available at the time of the announcement. The estimates of the future financial performance of Olympic Steel relied upon for the financial analyses described below were based on the Olympic Steel Projections and the estimates of the future financial performance of Ryerson relied upon for the financial analyses described below were based on the Ryerson Projections. The estimates of the future financial performance of the selected companies listed below were based on publicly available research analyst estimates for those companies.

Selected Companies Analysis. Houlihan Lokey reviewed certain financial data for selected companies with publicly traded equity securities that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•	Enterprise value as a multiple of estimated adjusted EBITDA for the calendar year ending December 31, 2025 (“CY 2025E Adjusted EBITDA”); and

•	Enterprise value as a multiple of estimated adjusted EBITDA for the calendar year ending December 31, 2026 (“CY 2026E Adjusted EBITDA”).

The selected companies and resulting high, mean, median and low financial data were:

•	Klöckner & Co SE;

•	Reliance, Inc.;

•	Russel Metals Inc.; and

•	Worthington Steel, Inc.

	Enterprise Value / CY 2025E Adjusted EBITDA	Enterprise Value / CY 2026E Adjusted EBITDA
High	11.4x	10.5x
Mean	8.6x	7.3x
Median	8.0x	6.9x
Low	7.1x	5.1x

Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected ranges of 7.0x to 8.0x to Olympic Steel’s CY 2025E Adjusted EBITDA, 6.0x to 7.0x to Olympic Steel’s CY 2026E Adjusted EBITDA, 7.0x to 8.0x to Ryerson’s CY 2025E Adjusted EBITDA and 6.0x to 7.0x to Ryerson’s CY 2026E Adjusted EBITDA.

The selected companies analysis indicated implied exchange ratio reference ranges of 1.0600 to 1.7300 shares of Ryerson common stock for each share of Olympic Steel common stock based on CY 2025E Adjusted EBITDA and 1.2100 to 1.9400 shares of Ryerson common stock for each share of Olympic Steel common stock based on CY 2026E Adjusted EBITDA, in each case as compared to the exchange ratio of 1.7105 shares of Ryerson common stock for each share of Olympic Steel common stock provided for in the merger pursuant to the merger agreement.

Selected Transactions Analysis. Houlihan Lokey considered certain financial terms of certain transactions involving target companies that Houlihan Lokey deemed relevant. The financial data reviewed included enterprise value as a multiple of Adjusted EBITDA for the last twelve months and the selected transactions and resulting high, mean, median and low financial data were:

Date Announced	Buyer	Target
September 2025	Russel Metals Inc.	Klöckner & Co SE (asset purchase)
February 2025	Gibraltar Industries, Inc.	LANE Supply Inc.
December 2023	Nippon Steel Corporation	United States Steel Corporation
December 2023	Russel Metals Inc.	Samuel, Son & Co., Limited (asset purchase)
May 2023	Apollo Global Management, Inc.	Arconic Corporation
December 2021	Worthington Industries, Inc.	Tempel Steel Company
December 2021	Russel Metals Inc.	Boyd Metals
July 2021	Nucor Corporation	Hannibal Industries Inc.

Enterprise Value / LTM Adjusted EBITDA
High	7.4x
Mean	6.4x
Median	6.9x
Low	2.8x

Taking into account the results of the selected transactions analysis, Houlihan Lokey applied a selected multiple range of 6.5x to 7.5x to Olympic Steel’s CY 2025E Adjusted EBITDA and 6.5x to 7.5x to Ryerson’s CY 2025E Adjusted EBITDA. The selected transactions analysis indicated an implied exchange ratio reference range of 1.0200 to 1.8000 shares of Ryerson common stock for each share of Olympic Steel common stock, as compared to the exchange ratio of 1.7105 shares of Ryerson common stock for each share of Olympic Steel common stock provided for in the merger pursuant to the merger agreement.

Discounted Cash Flow Analysis. Houlihan Lokey performed discounted cash flow analyses of Olympic Steel and Ryerson based on the Olympic Steel Projections and the Ryerson Projections, respectively. With respect to Olympic Steel, Houlihan Lokey applied a range of terminal value multiples of 6.0x to 7.0x to Olympic Steel’s CY 2030E Adjusted EBITDA and discount rates ranging from 11.0% to 12.0%. With respect to Ryerson, Houlihan Lokey applied a range of terminal value multiples of 6.0x to 7.0x to Olympic Steel’s CY 2030E Adjusted EBITDA and discount rates ranging from 11.0% to 12.0%. The discounted cash flow analyses indicated an implied exchange ratio reference range of 0.9600 to 1.4500 shares of Ryerson common stock for each share of Olympic Steel common stock, as compared to the exchange ratio of 1.7105 shares of Ryerson common stock for each share of Olympic Steel common stock provided for in the merger pursuant to the merger agreement.

Other Matters

Houlihan Lokey was engaged by the Olympic Steel board to act as its financial advisor in connection with a possible merger, consolidation, business combination, sale or other similar transaction involving Olympic Steel. The Olympic Steel board engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers, acquisitions, divestitures, leveraged buyouts, financings and financial restructurings. Pursuant to its engagement by the Olympic Steel board, Houlihan Lokey is entitled to a transaction fee of $1,250,000, which is payable upon the successful completion of the merger. In addition, at the sole discretion of Olympic Steel, Houlihan Lokey may receive an additional fee of $250,000 upon the successful completion of the merger. Houlihan Lokey also became entitled to the following fees that are not contingent upon the successful completion of the merger: (i) monthly retainer fees of $100,000, which are creditable against the transaction fee, and (ii) a one-time fee of $750,000, which became payable upon the delivery of Houlihan Lokey’s opinion to the Olympic Steel board. Olympic Steel has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Olympic Steel, Ryerson or any other party that may be involved in the merger and their respective affiliates or security holders or any currency or commodity that may be involved in the merger.

Houlihan Lokey and certain of its affiliates have in the past provided, and are currently providing, investment banking, financial advisory and/or other financial or consulting services to Platinum Equity, LLC (“Platinum Equity”), or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, Platinum Equity (collectively, with Platinum Equity, the “Platinum Equity Group”), for which Houlihan Lokey and its affiliates have received, and expect to receive, compensation. Based on a review of its information management systems, Houlihan Lokey identified engagements with members of the Platinum Equity Group during the two years prior to the date of its opinion, including, among other things, (i) having acted as financial advisor to Cision Ltd., a member of the Platinum Equity Group, in connection with certain financing transactions, which transactions closed in April 2025 and (ii) having acted as financial advisor to an affiliate of Platinum Equity in connection with the acquisition of Rise Baking Company, which transaction closed in November 4, 2024 for which Houlihan Lokey and its affiliates received aggregate compensation of approximately $21 to $24 million for the services described in the foregoing clauses (i) and (ii). In addition, Houlihan Lokey and its affiliates, were as of the date of Houlihan Lokey’s opinion currently performing certain investment banking and financial advisory services to a portfolio company of the Platinum Equity Group in connection with a potential transaction, which fee cannot be currently quantified, though if such transaction were to be consummated, Houlihan Lokey expects that it would recognize compensation in an amount in excess of the fees payable to Houlihan Lokey for the rendering of its services to Olympic Steel. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to members of the Platinum Equity Group, Olympic Steel, Ryerson, other participants in the merger or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of their respective employees may have committed to invest in private equity or other investment funds managed or advised by Platinum Equity, other participants in the merger or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with members of the Platinum Equity Group, other participants in the merger or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, members of the Platinum Equity Group, Olympic Steel, Ryerson, other participants in the merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Certain Unaudited Prospective Financial Information Prepared by Ryerson

Ryerson does not as a matter of course prepare or publicly disclose long-term forecasts or projections as to future performance, revenues, earnings or other financial results due to the inherent uncertainty and subjectivity of the underlying assumptions and estimates.

In connection with the evaluation of the merger in October 2025, Ryerson management prepared certain unaudited non-public internal financial projections for the fiscal years 2025 through 2030 with respect to Ryerson (the “Ryerson Projections for Ryerson”). The Ryerson Projections for Ryerson were informed by Ryerson’s internal forecast for fiscal years 2025 through 2030, then adjusted based on Ryerson management’s assumptions regarding current and prospective market conditions. The Ryerson Projections for Ryerson were reviewed with the Ryerson board and also provided to J.P. Morgan and approved for J.P. Morgan’s use by the Ryerson board in connection with the financial analyses prepared by J.P. Morgan and J.P. Morgan’s opinion summarized in the section entitled “The Merger—Opinion of J.P. Morgan Securities LLC, Ryerson’s Financial Advisor” beginning on page 82 of this joint proxy statement/prospectus. The Ryerson Projections for Ryerson were also provided to Olympic Steel in connection with Olympic Steel’s due diligence review of Ryerson and evaluation of the merger.

In connection with Ryerson’s due diligence review of Olympic Steel and evaluation of the merger in October 2025, Olympic Steel management prepared and provided to Ryerson certain unaudited internal financial projections for the fiscal years 2025 through 2030 and extrapolations thereof for fiscal years 2026 to 2030 (the “Olympic Steel Projections”). A summary of the Olympic Steel Projections is included in the section entitled “The Merger—Certain Unaudited Prospective Financial Information Prepared by Olympic Steel” beginning on page 103 of this joint proxy statement/prospectus. Ryerson management then prepared certain unaudited internal financial projections for the fiscal years 2025 through 2030 with respect to Olympic Steel (the “Ryerson Projections for Olympic Steel”). The Ryerson Projections for Olympic Steel were informed by the Olympic Steel Projections and were provided to J.P. Morgan and approved for J.P. Morgan’s use by the Ryerson board, using the median estimate available, then adjusted based on Ryerson management’s assumptions regarding current and prospective market conditions and the results of Ryerson’s due diligence review of Olympic Steel. The Ryerson Projections for Olympic Steel were reviewed with the Ryerson board and also provided to J.P. Morgan and approved for J.P. Morgan’s use by the Ryerson board in connection with the financial analyses prepared by J.P. Morgan and J.P. Morgan’s opinion summarized in the section entitled “The Merger—Opinion of J.P. Morgan Securities LLC, Ryerson’s Financial Advisor” beginning on page 82 of this joint proxy statement/prospectus.

In connection with the evaluation of the merger in October 2025, Ryerson management prepared certain unaudited annual run-rate synergies estimates of $120 million for the combined company after completion of the merger for fiscal years 2026 through 2030, 33% of which is expected to be realized in fiscal year 2026 (the “Ryerson Synergies Estimates”). The Ryerson Synergies Estimates address estimated pre-tax run-rate cost saving synergies to result from the merger, consisting of, among others, savings related to procurement, efficiency gains, commercial enhancement and network optimization. Please refer to the Ryerson Projections for Ryerson, the Ryerson Projections for Olympic Steel and the Ryerson Synergies Estimates as the “Ryerson Projections.” The Ryerson Synergies Estimates were reviewed with the Ryerson board and also provided to J.P. Morgan and approved for J.P. Morgan’s use by the Ryerson board in connection with the financial analyses prepared by J.P. Morgan and J.P. Morgan’s opinion summarized in the section entitled “The Merger—Opinion of J.P. Morgan Securities LLC, Ryerson’s Financial Advisor” beginning on page 82 of this joint proxy statement/prospectus. The Ryerson Synergies Estimates were also provided to Olympic Steel in connection with Olympic Steel’s evaluation of the merger.

The inclusion of summaries of the Ryerson Projections in this joint proxy statement/prospectus should not be regarded as an indication that any of Ryerson or its directors, officers, advisors or other representatives or any other recipient of the information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and the summary information set forth below should not be relied on as such.

The Ryerson Projections include non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBIT, NOPAT, free cash flow and free cash flow for discounting for Ryerson and Olympic Steel. The SEC rules, which can otherwise require non-GAAP financial measures to be reconciled to the most directly comparable GAAP financial measure, do not apply to non-GAAP financial measures provided to J.P. Morgan in connection with a proposed business combination like the merger when the disclosure is included in a document like this joint proxy statement/prospectus. Please see the tables below for a description of how non-GAAP financial measures are defined. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and non-GAAP financial measures used by Ryerson or Olympic Steel may not be comparable to similarly titled measures used by other companies.

These Ryerson Projections were prepared for internal use and are subjective in many respects. While presented with numeric specificity, the Ryerson Projections reflect numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Ryerson management. The Ryerson Projections reflect both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Neither Ryerson nor its directors, officers, advisors or other representatives can give any assurance that the Ryerson Projections and the underlying estimates and assumptions will be realized. In addition, since the Ryerson Projections cover multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially and adversely from those set forth below and important factors that may affect actual results and cause such information to be inaccurate include, but are not limited to, the risk that the businesses will not be integrated successfully or may take longer to realize than expected or that the merger may be less accretive than expected, the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, the risk that the merger will not provide Ryerson stockholders or Olympic Steel shareholders with increased earnings potential, the risk that management’s time will be diverted from ongoing business operations and opportunities as a result of the merger, risks from reductions in spending from Ryerson or Olympic Steel customers or the highly cyclical fluctuations resulting from, among other things, seasonality, market uncertainty and the costs of goods sold, risks related to each company’s ability to remain competitive and maintain market share in the highly competitive and fragmented metals distribution industry, and other matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors,” as well as the risk factors discussed in Ryerson’s and Olympic Steel’s annual reports on Form 10-K and quarterly reports on Form 10-Q. Please also see the section entitled “Where You Can Find More Information.”

The Ryerson Projections were not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The Ryerson Projections included in this joint proxy statement/prospectus have been prepared by, and are the responsibility of, management of Ryerson. Neither Ernst & Young LLP (“E&Y”) nor KPMG LLP (“KPMG”) have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Ryerson Projections or the summaries thereof and, accordingly, E&Y and KPMG do not express an opinion or any other form of assurance with respect thereto. The E&Y report incorporated by reference in this joint proxy statement/prospectus relates to Ryerson’s previously issued financial statements. It does not extend to the Ryerson Projections or the summaries thereof and should not be read to do so.

Furthermore, the Ryerson Projections do not take into account any circumstances or events occurring after the date they were prepared. Ryerson can give no assurance that, had the Ryerson Projections been prepared as of the date of the merger agreement, the date of this joint proxy statement/prospectus or the date of the Ryerson special meeting or the Olympic Steel special meeting, similar estimates and assumptions would be used. Except as required by applicable securities laws, Ryerson does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the Ryerson Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be inappropriate, including to reflect changes in general economic or industry conditions. The Ryerson Projections do not take into account all the possible financial and other effects on Ryerson or Olympic Steel of the merger, the effects on Ryerson or Olympic Steel of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed or the effects of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the Ryerson Projections do not take into account the effect on Ryerson or Olympic Steel of any possible failure of the merger to occur. Neither Ryerson nor its directors, officers, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Ryerson stockholder or Olympic Steel shareholders or other person regarding Ryerson’s or Olympic Steel’s ultimate performance compared to the information contained in the Ryerson Projections or that the forecasted results included in the Ryerson Projections will be achieved. The inclusion of the Ryerson Projections herein should not be deemed an admission or representation by Ryerson, its directors, officers, advisors or any other person that it is viewed as material factual information about Ryerson or Olympic Steel, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the Ryerson Projections included below is not being included to influence your decision whether to vote in favor of the Ryerson proposals, the Olympic Steel proposals or any other proposal to be considered at the special meetings, but is being provided solely because all or certain of the Ryerson Projections, as applicable, were made available to the Ryerson board, J.P. Morgan and Olympic Steel in connection with the evaluation of the merger.

In light of the foregoing, and considering that the special meetings will be held several months after the Ryerson Projections were prepared, as well as the uncertainties inherent in any forecasted information, Ryerson stockholders and Olympic Steel shareholders are cautioned not to place undue reliance on such information, and Ryerson urges all Ryerson stockholders and Olympic Steel shareholders to review Ryerson’s most recent SEC filings for a description of Ryerson’s reported financial results and Olympic Steel’s most recent SEC filings for a description of Olympic Steel’s reported financial results. Please see the section entitled “Where You Can Find More Information.”

Summary of Ryerson Projections for Ryerson

The following table summarizes the Ryerson Projections for Ryerson:

($ in millions)	2025E	2026E	2027E	2028E	2029E	2030E
Revenue	$4,559	$4,757	$5,297	$5,449	$5,628	$5,801
Adjusted EBITDA(1)	$153	$183	$290	$335	$385	$425
Adjusted EBIT(2)	$75	$107	$216	$264	$317	$359
NOPAT(3)	$56	$79	$160	$196	$234	$266
Free Cash Flow(4)	$92	$80	$132	$162	$209	$231
Free Cash Flow For Discounting(5)	$23	$80	$132	$162	$209	$231

(1)

Adjusted EBITDA means Ryerson’s net income before interest and other expense on debt, provision for income taxes, depreciation, amortization, and last-in, first out inventory adjustments, giving further effect to, among other things, gain on insurance settlement, reorganization expenses, impairment charges on assets, pension settlement loss, benefit plan curtailment gain, foreign currency transactions gains and losses, and purchase consideration and other transaction costs (credits).

(2)	Adjusted EBIT is defined as Adjusted EBITDA less depreciation and amortization.
(3)	NOPAT is defined as Adjusted EBIT less unlevered tax, which in the case of the Ryerson Projections for Ryerson, is defined as 26% of EBIT.
(4)

Free Cash Flow is defined as NOPAT with (a) the addition of depreciation and amortization, (b) the subtraction of capital expenditures, and (c) the subtraction of increases in net working capital and addition of decreases in net working capital.

(5)

Free Cash Flow For Discounting is defined as Free Cash Flow adjusted for any periods that were not included in the valuation period. In this case, Free Cash Flow For Discounting is defined as Free Cash Flow for the fourth quarter of 2025 and fiscal years 2026 through 2030.

Summary of Ryerson Projections for Olympic Steel

The following table summarizes the Ryerson Projections for Olympic Steel:

($ in millions)	2025E	2026E	2027E	2028E	2029E	2030E
Revenue	$1,901	$2,115	$2,211	$2,279	$2,347	$2,417
Adjusted EBITDA(1)	$67	$101	$127	$146	$154	$163
Adjusted EBIT(2)	$37	$68	$96	$115	$124	$134
NOPAT(3)	$26	$49	$69	$83	$89	$96
Free Cash Flow(4)	$37	$38	$59	$77	$81	$87
Free Cash Flow For Discounting(5)	$9	$38	$59	$77	$81	$87

(1)

Adjusted EBITDA means Olympic Steel’s net income before interest and other expense on debt, provision for income taxes, depreciation, amortization and last-in, first-out inventory adjustments, giving further effect to, other net losses.

(2)	Adjusted EBIT is defined as Adjusted EBITDA less depreciation and amortization.
(3)	NOPAT is defined as Adjusted EBIT less unlevered tax, which in the case of the Ryerson Projections for Olympic Steel, is defined as 28% of EBIT.
(4)

Free Cash Flow is defined as NOPAT with (i) the addition of depreciation and amortization, (ii) the subtraction of capital expenditures and (iii) the subtraction of increases in net working capital and addition of decreases in net working capital.

(5)

Free Cash Flow For Discounting is defined as Free Cash Flow adjusted for any periods that were not included in the valuation period. In this case, Free Cash Flow For Discounting is defined as Free Cash Flow for the fourth quarter of 2025 and fiscal years 2026 through 2030.

Summary of Ryerson Synergies Estimates

The following table summarizes the Ryerson Synergies Estimates:

($ in millions)	2026E	2027E	2028E	2029E	2030E
Total Synergies(1)	$120	$120	$120	$120	$120
Net Realized Synergies Contribution to EBIT(2)	$26	$93	$120	$120	$120
Free Cash Flow(3)	$20	$69	$89	$89	$89

(1)

Total Synergies is defined as the estimated savings from an analysis by the managements of Ryerson and Olympic Steel of the procurement, efficiency gains, commercial enhancement and network optimization opportunities and were provided to J.P. Morgan and approved for J.P. Morgan’s use by the Ryerson board.

(2)

Net Realized Synergies Contribution to EBIT is calculated as Total Synergies phased in at 33% in fiscal year 2026 and 100% in fiscal years 2027 to 2030, less costs incurred to achieve such Total Synergies, in this case, $40 million, allocated at 33% in fiscal year 2026 and the remaining balance in fiscal year 2027.

(3)	Free Cash Flow is calculated as Net Realized Synergies Contribution to EBIT, less taxes, calculated as 26% of Net Realized Synergies Contribution to EBIT.

Certain Unaudited Prospective Financial Information Prepared by Olympic Steel

Olympic Steel does not, as a matter of course, prepare or publicly disclose long-term forecasts or projections as to future performance, revenues, earnings or other financial results due to the inherent uncertainty and subjectivity of the underlying assumptions and estimates.

In connection with the evaluation of the merger in October 2025, Olympic Steel management prepared certain unaudited non-public internal financial projections for the fiscal years 2025 through 2030 and extrapolations thereof for fiscal years 2026 through 2030 with respect to Olympic Steel (the “Olympic Steel Projections for Olympic Steel”). The Olympic Steel Projections for Olympic Steel were informed by Olympic

Steel’s internal forecast for fiscal year 2025 and by Wall Street analysts’ consensus estimates then available for fiscal years 2025 through 2030, then adjusted based on Olympic Steel management’s assumptions regarding current and prospective market conditions. The Olympic Steel Projections for Olympic Steel were reviewed with the Olympic Steel board and also provided to both KeyBanc and Houlihan Lokey. The Olympic Steel board approved KeyBanc’s and Houlihan Lokey’s use of the Olympic Steel Projections for Olympic Steel in connection with the financial analyses and opinions each provided, which are summarized in the sections entitled “The Merger—Opinion of Houlihan Lokey Capital, Inc., Olympic Steel’s Financial Advisor” and “The Merger—Opinion of Key Bank Capital Markets Inc., Olympic Steel’s Financial Advisor,” respectively, beginning on pages 98 and 92 of this joint proxy statement/prospectus. The Olympic Steel Projections for Olympic Steel were also provided to Ryerson in connection with Ryerson’s due diligence review of Olympic Steel and evaluation of the merger.

In connection with Olympic Steel’s due diligence review of Ryerson and evaluation of the merger in October 2025, Ryerson management prepared and provided to Olympic Steel certain unaudited internal financial projections for the fiscal years 2025 through 2030 and extrapolations thereof for fiscal years 2026 through 2030 (the “Ryerson Projections”). A summary of the Ryerson Projections is included in the section entitled “The Merger—Certain Unaudited Prospective Financial Information Prepared by Ryerson” beginning on page 99 of this joint proxy statement/prospectus. Olympic Steel management then prepared certain unaudited internal financial projections for the fiscal years 2025 through 2030 with respect to Ryerson (the “Olympic Steel Projections for Ryerson”). The Olympic Steel Projections for Ryerson were informed by the Ryerson Projections and Wall Street analysts’ consensus estimates then available for fiscal years 2025 through 2030 then adjusted based on Olympic Steel management’s assumptions regarding current and prospective market conditions and the results of Olympic Steel’s due diligence review of Ryerson. The Olympic Steel Projections for Ryerson were reviewed with the Olympic Steel board and also provided to both KeyBanc and Houlihan Lokey. Based on the judgment of Olympic Steel management, and taking into account their conclusion that the ramping period for certain Olympic Steel capital expenditures would conclude by 2028, gross margin for the Olympic Steel Projections for Olympic Steel and the Olympic Steel Projections for Ryerson were held constant for fiscal years 2028 through 2030. The Olympic Steel board approved KeyBanc’s and Houlihan Lokey’s use of the Olympic Steel Projections for Olympic Steel in connection with the financial analyses and opinions they each provided, which are summarized in the sections entitled “The Merger—Opinion of Key Bank Capital Markets Inc., Olympic Steel’s Financial Advisor” and “The Merger—Opinion of Houlihan Lokey Capital, Inc., Olympic Steel’s Financial Advisor,” and respectively beginning on pages 92 and 98 of this joint proxy statement/prospectus.

The inclusion of summaries of the Olympic Steel Projections in this joint proxy statement/prospectus should not be regarded as an indication that any of Olympic Steel or its directors, officers, advisors or other representatives or any other recipient of the information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and the summary information set forth below should not be relied on as such.

The Olympic Steel Projections include non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBIT, Unlevered Earnings and Unlevered Free Cash Flow for Olympic Steel and Adjusted EBITDA for Ryerson. The SEC rules, which can otherwise require non-GAAP financial measures to be reconciled to the most directly comparable GAAP financial measure, do not apply to non-GAAP financial measures provided to KeyBanc and Houlihan Lokey in connection with a proposed business combination like the merger when the disclosure is included in a document like this joint proxy statement/prospectus. Please see the tables below for a description of how non-GAAP financial measures are defined. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and non-GAAP financial measures used by Olympic Steel or Ryerson may not be comparable to similarly titled measures used by other companies.

These Olympic Steel Projections were prepared for internal use and are subjective in many respects. While presented with numeric specificity, the Olympic Steel Projections reflect numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Olympic Steel management. The Olympic Steel Projections reflect both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Neither Olympic Steel nor its directors, officers, advisors or other representatives can give any assurance that the Olympic Steel Projections and the underlying estimates and assumptions will be realized. In addition, since the Olympic Steel Projections cover multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially and adversely from those set forth below and important factors that may affect actual results and cause such information to be inaccurate include, but are not limited to, the risk that the businesses will not be integrated successfully or that the integration will be more costly or difficult than expected, the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, the risk that management’s time spent on the proposed transaction may reduce their availability for current business operations and opportunities, risks from reductions in spending from Olympic Steel or Ryerson customers, or a deterioration or disruption in the credit markets, risks related to each company’s ability to attract new customers and retain existing customers, and other matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors,” as well as the risk factors discussed in Olympic Steel’s and Ryerson’s annual reports on Form 10-K and quarterly reports on Form 10-Q. Please also see the section entitled “Where You Can Find More Information.”

The Olympic Steel Projections were not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The Olympic Steel Projections included in this joint proxy statement/prospectus have been prepared by, and are the responsibility of, management of Olympic Steel. Grant Thornton LLP (“Grant Thornton”) has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Olympic Steel Projections or the summaries thereof and, accordingly, Grant Thornton does not express an opinion or any other form of assurance with respect thereto. The Grant Thornton report incorporated by reference in this joint proxy statement/prospectus relates to Olympic Steel’s previously issued financial statements. It does not extend to the Olympic Steel Projections or the summaries thereof and should not be read to do so.

Furthermore, the Olympic Steel Projections do not take into account any circumstances or events occurring after the date they were prepared. Olympic Steel can give no assurance that, had the Olympic Steel Projections been prepared as of the date of the merger agreement, the date of this joint proxy statement/prospectus or the date of the Olympic Steel special meeting or the Ryerson special meeting, similar estimates and assumptions would be used. Except as required by applicable securities laws, Olympic Steel does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the Olympic Steel Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be inappropriate, including to reflect changes in general economic or industry conditions. The Olympic Steel Projections do not take into account all the possible financial and other effects on Olympic Steel or Ryerson of the merger, the effects on Olympic Steel or Ryerson of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effects of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed, or not taken in anticipation of the merger. Further, the Olympic Steel Projections do not take into account the effect on Olympic Steel or Ryerson of any possible failure of the merger to occur. Neither Olympic Steel nor its directors, officers, advisors or other representatives has made, makes, or is authorized in the future to make any representation to any Olympic Steel shareholder or Ryerson stockholder or other person regarding Olympic Steel’s or Ryerson’s ultimate performance compared to the information contained in the Olympic Steel Projections or that the forecasted results included in the Olympic Steel Projections will be achieved. The inclusion of the Olympic Steel Projections herein should not be deemed an admission or representation by Olympic Steel, its directors, officers, advisors or any other person that it is viewed as material factual information about Olympic Steel or Ryerson, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the Olympic Steel Projections included below is not being included to influence your decision whether to vote in favor of the Olympic Steel proposals, the Ryerson proposals or any other proposal to be considered at the special meetings, but is being provided solely because all or certain of the Olympic Steel Projections, as applicable, were made available to the Olympic Steel board, KeyBanc, Houlihan Lokey and Ryerson in connection with the evaluation of the merger.

In light of the foregoing, and considering that the special meetings will be held several months after the Olympic Steel Projections were prepared, as well as the uncertainties inherent in any forecasted information, Olympic Steel shareholders and Ryerson stockholders are cautioned not to place undue reliance on such information, and Olympic Steel urges all Olympic Steel shareholders and Ryerson stockholders to review Olympic Steel’s most recent SEC filings for a description of Olympic Steel’s reported financial results and Ryerson’s most recent SEC filings for a description of Ryerson’s reported financial results. Please see the section entitled “Where You Can Find More Information.”

Summary of Olympic Steel Projections for Olympic Steel

The following table summarizes the Olympic Steel Projections for Olympic Steel:

($ in millions)	2025E	2026E	2027E	2028E	2029E	2030E
Revenue	$1,924.9	$2,121.3	$2,211.4	$2,278.6	$2,347.0	$2,417.4
Adjusted EBITDA(1)	$70.1	$112.9	$126.8	$145.6	$154.3	$163.3
Adjusted EBIT(2)	$37.1	$80.4	$95.5	$114.8	$124.0	$133.5
Unlevered Earnings(3)		$57.9	$68.8	$82.7	$89.3	$96.1
Unlevered Free Cash Flow(4)		$46.3	$58.7	$76.9	$81.0	$87.0

(1)	Adjusted EBITDA means Olympic Steel’s earnings before interest, taxes, depreciation and amortization.
(2)	Adjusted EBIT means Olympic Steel’s earnings before interest and taxes.
(3)	Unlevered Earnings is defined as Adjusted EBIT minus taxes.
(4)	Unlevered Free Cash Flow is defined as Adjusted EBIT (i) minus taxes, (ii) minus depreciation and amortization (iii) minus capital expenditures and (iv) plus or minus changes in net working capital.

Summary of Olympic Steel Projections for Ryerson

The following table summarizes the Olympic Steel Projections for Ryerson:

($ in millions)	2025E	2026E	2027E	2028E	2029E	2030E
Revenue	$4,559	$4,967	$5,297	$5,449	$5,628	$5,801
Adjusted EBITDA(1)	$153	$225	$290	$335	$356	$366

(1)	Adjusted EBITDA means Ryerson’s earnings before interest, taxes, depreciation, amortization and certain non-recurring costs.

Regulatory Approvals

The completion of the merger is subject to the expiration or termination of the waiting period under the HSR Act. Under the HSR Act and the rules promulgated thereunder, the merger may not be completed until notification and report forms have been filed with the FTC and the DOJ, and the applicable waiting period (or any extensions of such waiting period) has expired or been terminated. On November 26, 2025, Ryerson filed its requisite Notification and Report Form under the HSR Act with the FTC and the DOJ. The applicable waiting period under the HSR Act terminated early on December 17, 2025 at 11:00 a.m. All required antitrust approvals have been obtained as of the date of this joint proxy statement/prospectus.

Neither Ryerson nor Olympic Steel is aware of any material governmental approvals or actions that are required for completion of the merger other than as described above.

For additional information, see the section entitled “The Merger Agreement—HSR and Other Regulatory Approvals.”

Board of Directors and Management of the Combined Company Following the Completion of the Merger

Under the terms of the merger agreement, at the effective time, Ryerson has agreed to cause the size of the Ryerson board to be increased to 11 directors, consisting of seven incumbent directors of the Ryerson board and four Olympic Steel director nominees. In the event that the closing occurs prior to the mailing of the proxy statement for Ryerson’s annual meeting of stockholders for 2026, Ryerson has agreed to take such actions as may be necessary to nominate each Olympic Steel director nominee to the Ryerson board, to the extent such Olympic Steel director nominee’s term expires as of Ryerson’s annual meeting of stockholders for 2026. It is anticipated that Michael D. Siegal, Executive Chairman of Olympic Steel’s board of directors, will be an Olympic Steel director nominee and that Ryerson will cause Mr. Siegal to be appointed as the chairman of the Ryerson board at the effective time.

Each of the current members of the Ryerson board will continue as a director of the Ryerson board following the closing, other than Stephen Larson who has indicated his intent to resign from the board of Ryerson upon the consummation of the merger. Additionally, Ryerson expects that all of Ryerson’s current executive officers will remain executive officers of Ryerson following the closing.

At the effective time, to the extent such person is employed by Olympic Steel immediately prior to the effective time, Ryerson will appoint Richard Marabito as President and Chief Operating Officer of Ryerson, Andrew Greiff as an Executive Vice President of Ryerson and President of Olympic Steel, Richard Manson as Senior Vice President of Finance of Ryerson and Zachary Siegal as Senior Vice President of Business Development of Ryerson.

At the effective time, based on the current capitalization, giving effect to the transactions contemplated by the merger agreement, Platinum will have the right to nominate up to two directors pursuant to the Investor Rights Agreement. As of the date of this joint proxy statement/prospectus, Platinum has exercised its right to nominate one director pursuant to the Investor Rights Agreement.

Interests of Ryerson Directors and Executive Officers in the Merger

In considering the recommendation of the Ryerson board that Ryerson stockholders approve the Ryerson issuance proposal, Ryerson stockholders should be aware that the executive officers and directors of Ryerson have certain interests in the merger and related transactions that may be in addition to, or different from, their interests as Ryerson stockholders. These interests may create the appearance of conflicts of interest. The Ryerson board was aware of these potential conflicts of interest during its deliberations on the merits of the transactions contemplated by the merger agreement and in making its decision to approve the merger agreement and the transactions contemplated by the merger agreement.

As of the date of this joint proxy statement/prospectus, none of Ryerson’s executive officers have been granted a retention award or the right to receive any transaction-related bonuses or other compensation in connection with the transactions contemplated by the merger agreement.

The transactions contemplated by the merger agreement will not result in a “change in control” for purposes of any Ryerson equity-based awards or employment-related agreements and so no payments, accelerated vesting or benefit enhancements will be triggered under such awards or agreements by the transactions contemplated by the merger agreement.

Stephen Larson, the current chairman of the Ryerson board, has notified Ryerson that he intends to resign as of the effective time.

Interests of Olympic Steel Directors and Executive Officers in the Merger

Overview

In considering the proposals to be voted on at the Olympic Steel special meeting, Olympic Steel shareholders should be aware that the directors and executive officers of Olympic Steel have interests in the merger that may be different from, or in addition to, the interests of Olympic Steel shareholders generally, including, among other things, the treatment of outstanding Olympic Steel equity awards, phantom awards and long-term cash awards under the merger agreement, the potential payment of severance benefits and acceleration of outstanding Olympic Steel equity awards and long-term cash awards upon certain qualifying terminations of employment, certain go-forward employment arrangements with Ryerson (including certain inducement awards in the form of sign-on equity awards), and the right to ongoing indemnification and insurance coverage. The members of the Olympic Steel board were aware of and considered these interests, among other matters, in evaluating and reaching the decision to adopt the merger agreement and determining that the merger is advisable, fair to, and in the best interests of Olympic Steel shareholders, and in determining to recommend that Olympic Steel shareholders approve the Olympic Steel proposals. These interests are described in more detail below and, with respect to the named executive officers of Olympic Steel, are quantified in the tables below.

Treatment of Olympic Steel Equity Awards, Phantom Awards, and Long-Term Cash Awards in the Merger

Olympic Steel equity awards will be treated as follows in accordance with the merger agreement. As of the effective time:

•

each Olympic Steel RSU (other than the SERP RSUs described below) that is outstanding immediately prior to the effective time will be assumed by Ryerson and converted into a restricted stock unit award relating to a number of whole shares of Ryerson common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Olympic Steel common stock subject to such Olympic Steel RSU multiplied by (ii) 1.7105. Each assumed and converted Olympic Steel RSU will remain subject to the same terms and conditions that applied to such Olympic Steel RSU immediately prior to the effective time, including, in each case, to the extent set forth in the underlying Olympic Steel Stock Plan and/or award agreement (1) accelerated vesting and payment as a result of the closing, if any, (2) any requirement for continued service with Olympic Steel or its affiliates, and (3) the holder’s right to make an election, to receive cash in lieu of shares, except for terms rendered inoperative by reason of the transactions contemplated by the merger agreement and other administrative or ministerial changes determined by Ryerson. If a holder of an Olympic Steel RSU elects to receive a cash settlement pursuant to the terms of an applicable Olympic Steel RSU award agreement in lieu of shares, such cash payment (without interest) will equal the product of (A) the number of shares of Ryerson common stock subject to the assumed and converted restricted stock unit award multiplied by (B) the closing price per share of Ryerson common stock on the closing date, less any applicable tax withholding obligations. Any such cash payments will be paid by Olympic Steel (or one of its affiliates) through its regular payroll practices within 30 days following the closing date;

•

each Olympic Steel RSU that was contributed to and used to fund a participant’s account balance in the Olympic Steel SERP will be canceled and converted into a cash amount equal to (i) the product of (A) the number of shares of Olympic Steel common stock subject to such Olympic Steel RSU, multiplied by (B) 1.7105, multiplied by (ii) the closing price per share of Ryerson common stock on the closing date (each, a “SERP RSU”). Effective as of the closing date, the converted cash amount will be credited to the participant’s Olympic Steel SERP account, subject to the payment timing requirements and other terms of the Olympic Steel SERP;

•

each Olympic Steel PSU that was granted prior to the execution of the merger agreement and is outstanding as of immediately prior to the effective time will be canceled and converted into the right to receive a cash payment equal to (i) the product of (A) the number of shares of Olympic Steel common stock subject to such Olympic Steel PSU (assuming achievement based on actual performance for outstanding Olympic Steel PSUs granted in 2023 and deemed target levels of performance for outstanding Olympic Steel PSUs granted in 2024 and 2025), multiplied by (B) 1.7105, multiplied by (ii) the closing price per share of Ryerson common stock on the closing date, to be paid in cash (without interest) by Olympic Steel (or one of its affiliates) through its regular payroll practices within 30 days following the closing date. As of the effective time, by virtue of the merger and without any action on the part of the holders thereof, each Olympic Steel PSU that is granted following the execution of the merger agreement that is outstanding immediately prior to the effective time will be assumed by Ryerson and converted into a performance-based vesting restricted stock unit relating to that number of whole shares of Ryerson common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Olympic Steel common stock subject to such Olympic Steel PSU multiplied by (ii) 1.7105 and will remain subject to the same terms and conditions that applied to such Olympic Steel PSU immediately prior to the effective time (including continued service requirements with Ryerson or its affiliates and performance-based vesting conditions set forth in Olympic Steel’s Stock Plan or award agreement), except for terms rendered inoperative by reason of the transactions contemplated by the merger agreement and other administrative or ministerial changes determined by Ryerson;

•

each Olympic Steel RSA that was outstanding immediately prior to the execution of the merger agreement will vest immediately prior to the effective time. Each restricted stock award granted following the date on which the merger agreement was executed will vest in an amount equal to the total of such Olympic Steel RSAs multiplied by a fraction, the numerator of which is the number of days elapsed between January 1 of the calendar year in which the grant date occurs and the closing date and the denominator of which is the total number of days in the applicable vesting period with respect to such Olympic Steel RSAs. At the effective time, each Olympic Steel RSA that vests in connection with the closing will be canceled and converted into the right of the holder to receive the merger consideration. At the effective time, all outstanding and unvested Olympic Steel RSAs will be automatically canceled and forfeited for no consideration;

•

each Olympic Steel Phantom Award granted under the Olympic Steel Stock Plan that is outstanding immediately prior to the effective time will, by virtue of the merger and without any action on the part of the holders thereof, be assumed by Ryerson and converted into a phantom stock award with phantom units (rounded down to the nearest whole unit) covering that number of whole phantom units representing a number of shares of Ryerson common stock equal to the product of (i) the number of phantom units subject to such Olympic Steel Phantom Award multiplied by (ii) 1.7105 and will otherwise remain subject to the same terms and conditions that applied to such Olympic Steel Phantom Award immediately prior to the effective time, provided, that a portion of each Olympic Steel Phantom Award will vest pursuant to the terms of the applicable award agreement in an amount equal to the total phantom units subject to such Olympic Steel Phantom Award multiplied by a fraction, the numerator of which is the number of days in the performance period applicable to such Olympic Steel Phantom Award that have been completed on the closing date and the denominator of which is the total number of days in the performance period applicable to such Olympic Steel Phantom Award. The vested portion of the converted Olympic Steel Phantom Award will be paid in cash (without interest) within 30 days following the closing date in accordance with Olympic Steel’s (or one of its affiliates’) regular payroll practices, based on the closing price per share of Ryerson common stock on the closing date. The portion of the Olympic Steel Phantom Award that does not vest at the effective time will be assumed and remain outstanding and will remain subject to the same terms and conditions that applied to the Olympic Steel Phantom Award immediately prior to the effective time (including the requirement of continued service through the last day of the applicable performance period), except for terms rendered inoperative by reason of the transactions contemplated by the merger agreement and other administrative or ministerial changes determined by Ryerson;

•	each time-based long-term cash incentive award granted under the Olympic Steel C-Suite Long Term Incentive Plan that is outstanding immediately prior to the effective time, by virtue of the merger and without any action on the part of the holders thereof, will be assumed by Ryerson or one of its subsidiaries (as designated by Ryerson) and remain subject to the same terms and conditions that applied to such time-based long-term cash incentive award immediately prior to the effective time (including any requirement for continued service with Olympic Steel or its affiliates), except for terms rendered inoperative by reason of the transactions contemplated by the merger agreement and other administrative or ministerial changes determined by Ryerson; and

•

each performance-based long-term cash incentive award granted under the Olympic Steel C-Suite Long Term Incentive Plan prior to the date on which the merger agreement is executed that is outstanding immediately prior to the effective time, by virtue of the merger and without any action on the part of the holders thereof, will be canceled and converted into the right to receive a cash payment equal to the amount that would be owed under such performance-based cash award (based on actual performance for outstanding performance-based cash awards subject to a 2023-2025 performance period and assuming achievement of 100% of target performance for all other outstanding performance-based cash awards) to be paid in cash (without interest) in accordance with Olympic Steel’s (or one of its affiliates’) regular payroll practices within 30 days following the closing date. Each performance-based cash award that is granted following the execution of the merger agreement that is outstanding immediately prior to the effective time, by virtue of the merger and without any action on the part of the holders thereof, will be assumed by Ryerson or one of its subsidiaries (as designated by Ryerson) and will remain subject to the same terms and conditions that applied to such performance-based cash award immediately prior to the effective time (including any requirement for continued service and performance-based vesting conditions), except for terms rendered inoperative by reason of the transactions contemplated by the merger agreement and other administrative or ministerial changes determined by Ryerson.

Each of Olympic Steel’s executive officers other than Mr. Siegal currently holds Olympic Steel RSUs (including, with respect to Messrs. Marabito, Greiff and Manson, SERP RSUs). Each of Messrs. Marabito, Greiff and Manson also holds Olympic Steel PSUs, time-based long-term cash incentive awards and performance-based long-term cash incentive awards, all of which were granted under the Olympic Steel C-Suite Long Term Incentive Plan. Ms. Christen also holds Olympic Steel Phantom Awards. Olympic Steel’s non-employee directors currently hold Olympic Steel RSUs that are fully vested and Olympic Steel RSAs. Mr. Wolfort currently holds fully vested RSUs (including SERP RSUs).

The terms of outstanding awards granted under the Olympic Steel C-Suite Long Term Incentive Plan to Messrs. Marabito, Greiff and Manson (including all of their unvested Olympic Steel RSUs and time-based long-term cash incentive awards, which, in each case, are being assumed in the merger) provide that if the executive officer’s employment is terminated by Olympic Steel without “cause” or by the executive officer for “good reason” during the 12 months following a change-in-control, the award will vest in full. The closing of the merger will constitute a “change-in-control” for purposes of the Olympic Steel C-Suite Long Term Incentive Plan.

For an estimate of the amounts that would be payable to each of Olympic Steel’s executive officers (who also constitute the named executive officers) in respect of their unvested Olympic Steel equity awards, phantom awards and long-term cash awards upon the closing and a subsequent qualifying termination of employment, see the section entitled “— Quantification of Payments and Benefits to Olympic Steel’s Named Executive Officers” below. The estimated aggregate value in respect of unvested Olympic Steel RSAs held by Olympic Steel’s 5 non-employee directors that will vest upon the closing is $856,867. This amount was calculated by taking 23,365 (the aggregate number of unvested Olympic Steel RSAs held by directors as of December 1, 2025, which is the assumed date of the closing solely for purposes of this merger-related compensation disclosure), multiplying it by the exchange ratio of 1.7105, and further multiplying the result by the average closing price of a share of Ryerson common stock on the NYSE on the five business days following the first public announcement of the transactions contemplated by the merger agreement ($21.44). Any other outstanding awards held by directors as of such date are already fully vested.

Olympic Steel’s Key Employee Severance Benefit Plan

Three of our executive officers, Messrs. Marabito, Greiff and Manson, participate in the Olympic Steel, Inc. Key Employee Severance Benefit Plan (the “Severance Plan”) as Tier I employees. In the event any such executive’s employment is involuntarily terminated by the Company without “cause” or terminated by the executive for “good reason,” in either case on or within 12 months following a “change in control” (which would include the closing of the merger), then the executive officer will generally be entitled to the following payments and benefits:

•

cash severance in an amount equal to 2.99 times the average annual base salary, bonus and dollar value of all employee benefits (other than medical, dental, disability and life insurance coverage) earned by the executive officer for the last three full calendar years, paid in a lump sum on the first business day occurring after the six month anniversary of the separation from service under the Severance Plan;

•	coverage of the full cost of COBRA premiums (or continued coverage under its health insurance plans) for up to 24 months; and

•

continued eligibility to participate in Olympic Steel’s disability and life insurance benefit for 24 months, subject to the terms and conditions of the applicable plans, and to the extent permitted by applicable law.

Payments under the Severance Plan are subject to a “best net” cutback with respect to Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), whereby, in the event that it is determined that any payment or benefit would constitute a “parachute payment” within the meaning of Section 280G of the Code, such payments or benefits will be reduced so that no portion is subject to the excise tax imposed by Section 4999 of the Code, but only to the extent such reduction will result in a net after-tax benefit to the executive.

Under the Severance Plan, “cause” generally means that the executive officer: (a) has been convicted of a felony, a crime of moral turpitude or any crime involving Olympic Steel (other than pursuant to actions taken at the direction or with the approval of the Olympic Steel board); (b) has been found, by reasonable determination of the Olympic Steel board made in good faith, to have engaged in (i) willful misconduct, (ii) willful or gross neglect, (iii) fraud, (iv) misappropriation, or (v) embezzlement in the performance of the executive officer’s duties to Olympic Steel; or (c) has breached, in any material respect, the terms and provisions of the Severance Plan or any agreement with Olympic Steel and failed to cure such breach within ten days following written notice from Olympic Steel specifying such breach.

Under the Severance Plan, “good reason” generally means one of the following events or actions taken without the executive officer’s written consent: (a) any reduction in aggregate direct remuneration, or any material reduction in position, responsibilities, duties, or aggregate employee benefits, perquisites or fringe benefits provided to the executive officer; (b) any assignment of duties to the executive officer inconsistent with the executive officer’s position; (c) imposition by Olympic Steel of any requirement that the executive officer’s principal place of work be relocated to a place more than 25 miles from the executive officer’s principal place of work immediately before a change in control or that the executive officer travel in connection with his or her employment to a significantly greater degree than was customary for the executive officer immediately before a change in control; or (d) any liquidation, dissolution, consolidation, or merger of Olympic Steel or transfer of all or a significant portion of its assets unless a successor or successors (by merger, consolidation, or otherwise) to which all or a significant portion of its assets have been transferred shall have assumed all of the duties and obligations of Olympic Steel under the Severance Plan, in each case of clauses (a) through (d), subject to notice and cure as set forth in the Severance Plan.

An executive’s entitlement to severance benefits under the Severance Plan is generally conditioned on his or her execution and non-revocation of a release agreement that includes a customary release of claims in favor of Olympic Steel (or its successor), as well as a participation notice that includes (among other things) customary restrictive covenants. Such restrictive covenants include non-competition provisions and employee and customer non-solicitation provisions that apply for a period of 24 months following the executive’s termination of employment, as well as continuing obligations with respect to Olympic Steel’s confidential and trade secret information. A breach of the release or the restrictive covenants would generally result in the forfeiture of future severance benefits by the executive.

For estimates of the amounts that would be payable to Messrs. Marabito, Greiff and Manson pursuant to the Severance Plan upon a qualifying termination of employment as described above that occurs in connection with the merger, see the section entitled “—Quantification of Payments and Benefits to Olympic Steel’s Named Executive Officers” below.

Siegal Retention Agreement

One of our executive officers, Mr. Siegal, is party to a retention agreement with Olympic Steel, which does not become operative until Olympic Steel incurs a change in control (which would include the closing of the merger). Under the retention agreement, Olympic Steel will provide continued employment of Mr. Siegal for two years following a change in control in the same position with the same duties and responsibilities and at the same compensation level as existed prior to the change in control. If Mr. Siegal’s employment is terminated without “cause” or by Mr. Siegal for “good reason” (each, substantially consistent with the definition set forth above with respect to the Severance Plan) during such period, he is entitled to receive a lump-sum severance payment equal to 2.99 times the average of his respective last three years’ compensation and continuation of medical, dental, disability and life insurance benefits and certain perquisites for 24 months.

The retention agreement also includes a “best net” cutback under Code Section 280G, whereby in the event that any of the payments or benefits described above to Mr. Siegal would constitute a “parachute payment” under Code Section 280G, the payments or benefits provided will be reduced so that no portion is subject to the excise tax imposed by Code Section 4999, but only to the extent such reduction will result in a net after tax benefit Mr. Siegal. The retention agreement also contains a non-competition prohibition for 24 months post-employment that applies if he experiences a qualifying termination and becomes eligible to receive severance.

For an estimate of the amounts that would be payable to Mr. Siegal under the retention agreement in the event of a qualifying termination as described above, see the section entitled “—Quantification of Payments and Benefits to Olympic Steel’s Named Executive Officers” below.

Other Compensation Matters

In addition to the payments and benefits above, under the terms of the merger agreement, Olympic Steel may take certain compensatory actions prior to the completion of the transactions contemplated by the merger agreement that would affect Olympic Steel’s directors and executive officers, although determinations related to such actions have not been made to date and the impact of such actions is not reflected in the amounts estimated above with respect to non-employee directors or in the section entitled “—Quantification of Payments and Benefits to Olympic Steel’s Named Executive Officers” below. Among other actions, Olympic Steel may implement certain base salary increases, establish certain annual and sales incentive programs (consistent with past practice), grant certain cash-based retention bonuses (although Messrs. Marabito, Greiff and Manson are not eligible for such retention bonuses), make grants of annual phantom awards to eligible phantom program participants (consistent with past practice), and make grants of annual non-employee director equity awards (consistent with past practice), in all cases subject to certain limitations as described in the merger agreement.

New Employment Arrangements with Olympic Steel’s Executive Officers

On October 28, 2025, Ryerson and Olympic Steel entered into a letter agreement with each of Messrs. Marabito, Greiff, and Manson, pursuant to which, at the effective time, each of Messrs. Marabito, Greiff, and Manson will be entitled to receive an inducement award in the form of a one-time sign on restricted stock unit award with a grant date fair value of up to $3,880,000, $2,430,000, and $1,940,000, respectively, which, in each case, will vest on the third anniversary of the closing, subject to their continued employment through such date. There will be no additional changes to their compensation arrangements upon the closing.

On October 28, 2025, Ryerson, Olympic Steel and Mr. Siegal entered into a letter agreement governing his expected appointment to the Ryerson board. At the effective time, and there will be no changes to Mr. Siegal’s compensation.

Director and Officer Indemnification and Insurance

Under the merger agreement, each director and officer of Olympic Steel will generally be entitled to ongoing indemnification and D&O insurance coverage for a period of six years following the effective time. For a more detailed description, see the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 142.

Quantification of Payments and Benefits to Olympic Steel’s Named Executive Officers

The table below entitled “Golden Parachute Compensation,” along with its footnotes, shows the compensation that may be paid or may become payable in connection with, or following, the consummation of the merger to Olympic Steel’s named executive officers identified in Olympic Steel’s most recent proxy statement, dated March 28, 2025, filed in connection with Olympic Steel’s 2025 annual meeting of its shareholders, as required by Item 402(t) of Regulation S-K, which compensation (other than the inducement awards in the form of one-time sign-on restricted stock unit awards provided for in the applicable named executive officers’ new employment arrangement, as described below) is subject to an advisory vote of Olympic Steel’s shareholders, as described below. This includes Olympic Steel’s principal executive officer, principal financial officer, and the three other executive officers of Olympic Steel who were serving as executive officers as of the end of Olympic Steel’s 2024 fiscal year.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below, and do not reflect certain compensation actions that may occur before the completion of the merger, and, as a result, the actual amounts, if any, to be received by a current named executive officer may differ in material respects from the amounts set forth below.

The amounts indicated below do not attempt to quantify any reduction that may be required as a result of the Code Section 280G “best net” cutbacks as described above under “—Olympic Steel’s Key Employee Severance Benefit Plan” and “—Siegal Retention Agreement”; therefore, actual payments to the named executive officers could be less than the amounts indicated below.

In addition, the table below does not include amounts that Olympic Steel’s named executive officers were already entitled to receive or were vested in as of December 1, 2025.

Assumptions

For purposes of calculating the amounts indicated in the table below, unless otherwise noted, we have assumed:

•	the effective time is December 1, 2025, which is the assumed date of the closing solely for purposes of this merger-related compensation disclosure;

•

a price per share of Olympic Steel common stock of $37.67 (because the merger consideration is not a fixed dollar amount, we have estimated this per-share price by taking the average closing price of a share of Ryerson common stock on the NYSE on the five business days following the first public announcement of the transactions contemplated by the merger agreement and multiplying it by the exchange ratio of 1.7105, rounded to the nearest cent);

•

each named executive officer’s employment is terminated by Olympic Steel or its successor without “cause” or by the executive for “good reason” (as such terms are defined in the relevant plans and agreements), in each case, immediately following the effective time (each, referred to as a “qualifying termination”);

•

quantification of Olympic Steel equity awards is calculated based on the unvested Olympic Steel equity awards held by each current named executive officer as of December 1, 2025, the latest practicable date before the filing of this joint proxy statement/prospectus and assumes that such awards remain unvested as of the effective time;

•

quantification of severance entitlements is based on each named executive officer’s compensation (including annual base salary and target bonus opportunity) and benefit levels in effect on December 1, 2025, the latest practicable date to determine such amounts before the filing of this joint proxy statement/prospectus; and

•

for each named executive officer, in the event of a qualifying termination of employment occurring immediately following the merger, such named executive officer executes (and does not revoke) any required release of claims and complies with all applicable restrictive covenants.

For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the sections entitled “—Treatment of Olympic Steel Equity Awards in the Merger,” “—Olympic Steel’s Key Employee Severance Benefit Plan,” “—Siegal Retention Agreement” and “—New Employment Arrangements with Olympic Steel’s Executive Officers” above.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits($)(3)	Other ($)(4)(5)	Total ($)
Richard T. Marabito	11,113,617	2,485,918	44,537	3,880,000	17,524,072
Richard A. Manson	6,218,136	734,565	60,151	1,940,000	8,952,852
Michael D. Siegal	1,541,716	—	43,763	—	1,585,479
Andrew S. Greiff	8,645,615	1,468,904	22,452	2,430,000	12,566,971
Lisa K. Christen	75,189	—	—	—	75,189

(1)

Cash. The estimated amounts listed in this column include the aggregate value of the lump-sum cash severance each named executive officer (other than Ms. Christen) would be entitled to receive under the Severance Plan (or, with respect to Mr. Siegal, his retention agreement) in connection with a qualifying termination within 12 months after the closing (or, for Mr. Siegal, within 2 years after the closing), which is equal to 2.99 multiplied by the average base salary, bonus and dollar value of all employee benefits (other than medical, dental, disability and life insurance coverage) earned by the named executive officer for the last three full calendar years. Such amounts for Messrs. Marabito, Manson, and Greiff are paid in a lump-sum on the first business day occurring after the six month anniversary of the qualifying termination and are subject to the named executive officer signing a release of claims and complying with restrictive covenants for 24 months’ post-termination. Such amounts for Mr. Siegal are paid in a lump-sum on the first business day occurring after the six month anniversary of the qualifying termination and are subject to complying with a non-compete covenant for 24 months’ post-termination. Severance payments under the Severance Plan and Mr. Siegal’s retention agreement are “double-trigger” in that they would be paid to the named executive officer only if such named executive officer experiences a qualifying termination within the time period specified above. For additional information see “—Olympic Steel’s Key Employee Severance Benefit Plan” and “—Siegal Retention Agreement” above. The estimated amounts listed in this column also include the aggregate value in respect of: (a) for Messrs. Marabito, Manson and Greiff, long-term performance cash and long-term time-based cash, in each case granted under the C-Suite Long Term Incentive Plan and (b) for Ms. Christen, a prorated portion of her outstanding Olympic Steel Phantom

Awards. The long-term performance cash is subject to “single-trigger” acceleration upon the closing under the terms of the merger agreement. The time-based cash awards will be assumed upon the closing of the transactions contemplated by the merger agreement but are subject to “double-trigger” acceleration in the event of a qualifying termination within 12 months following the closing. The Olympic Steel Phantom Awards are subject to “single-trigger” acceleration upon the closing with respect of a pro-rated portion of the award; the remainder of the award will be assumed but does not have any post-closing acceleration protection so no value is attributable to such remainder for purposes of this table. For additional information, please see the section entitled “The Merger Agreement — Treatment of Olympic Steel Equity Awards in the Merger.” The table below details all of the amounts included in this column for each named executive officer. The “2.99x Personal Benefit Amounts” set forth in the below table is part of the severance calculation and is separate from the amounts set forth in the Perquisites/Benefits column to the Golden Parachute Compensation table, which are separately described in footnote (3) below.

Name	2.99x Base Salary	2.99x Bonus	2.99x Retirement Plan Contribution Amounts	2.99x Personal Benefit Amounts	2.99x Long- term Equity- Based Incentive Payout	2.99x Long- term Cash- Based Incentive Payout	Prorated Olympic Steel Phantom Awards	Long-Term Performance Cash	Long- Term Time- Based Cash
Richard T. Marabito	2,436,850	3,524,089	750,565	185,245	2,660,817	726,321	—	460,020	369,710
Richard A. Manson	1,644,500	2,460,670	535,210	78,039	825,539	198,088	—	250,360	225,730
Michael D. Siegal	1,318,507	—	32,143	191,066	—	—	—	—	—
Andrew S. Greiff	2,084,695	3,058,564	653,190	149,732	1,650,679	396,175	—	350,920	301,660
Lisa K. Christen	—	—	—	—	—	—	75,189	—	—

(2)

Equity. The estimated amounts listed in this column represent the aggregate value in respect of unvested Olympic Steel RSUs and Olympic Steel PSUs. The Olympic Steel PSUs are subject to “single-trigger” acceleration upon the closing under the terms of the merger agreement (assuming achievement based on actual performance for outstanding Olympic Steel PSUs granted in 2023 and deemed target levels of performance for outstanding Olympic Steel PSUs granted in 2024 and 2025). The Olympic Steel RSUs will be assumed upon the closing of the transactions contemplated by the merger agreement but are subject to “double-trigger” acceleration in the event of a qualifying termination within 12 months following the closing and prorated vesting upon death, disability or retirement. For additional information, please see the section entitled “The Merger Agreement — Treatment of Olympic Steel Equity Awards in the Merger.”

Name	Unvested Olympic Steel RSUs ($)	Unvested Olympic Steel PSUs ($)
Richard T. Marabito	1,139,366	1,346,552
Richard A. Manson	339,030	395,535
Michael D. Siegal	—	—
Andrew S. Greiff	677,947	790,957
Lisa K. Christen	—	—

(3)

The estimated amounts listed in this column represent the value of continued participation in Olympic Steel’s health insurance plans (Mr. Marabito – $40,961; Mr. Manson – $56,575; Mr. Siegal – $40,961; and Mr. Greiff – $18,876), as well as disability benefits ($2,028 for each of Messrs. Marabito, Manson, Siegal, and Greiff) and life insurance benefits (Mr. Marabito – $1,548; Mr. Manson – $1,548; Mr. Siegal – $774; and Mr. Greiff – $1,548), as well as disability and life insurance benefits, for 24 months that the named executive officers would be entitled to receive under the Severance Plan (or with respect to Mr. Siegal, his retention agreement) in connection with a qualifying termination within 12 months after the closing (or, for Mr. Siegal, within 2 years after the closing). The amounts for health insurance are based on the COBRA premium in effect on December 1, 2025, and the amounts for disability and life insurance benefits are based on the premium for such insurance benefits in effect on December 1, 2025. Such payments are “double-trigger” in that they would be paid to a named executive officer only if such named executive officer experiences a qualifying termination within the time period specified above and are subject to compliance with restrictive covenants for 24 months after the qualifying termination and, with respect to Messrs. Marabito, Greiff, and Manson, signing a release of claims. The amounts in this column do not include any tax reimbursements. For additional information, see “—Olympic Steel’s Key Employee Severance Benefit Plan” and “—Siegal Retention Agreement.”

(4)

The estimated amounts listed in this column represent the maximum value of inducement awards in the form of a one-time sign-on restricted stock unit awards provided for in the applicable named executive officers’ new employment arrangements. The grant of these restricted stock unit awards is contingent upon the consummation of the merger, and for purposes of this table, we have assumed that these awards would be cashed out in connection with the termination of the applicable named executive officer. For additional information, see “—New Employment Arrangements with Olympic Steel’s Executive Officers.”

(5)

Because there are no benefit enhancements triggered by or in connection with the consummation of the merger under Olympic Steel’s non-qualified deferred compensation arrangements, this table does not include any amounts in respect of non-qualified deferred compensation plan benefits payable to any of Olympic Steel’s named executive officers.

Golden Parachute Compensation Subject to Advisory Vote

The advisory vote that is the subject of the Olympic Steel Compensation Proposal relates to the compensation disclosed in the following table and discussed in the footnotes related thereto. This table is the same as the table set forth above, except that it does not include the value of the restricted stock unit awards provided for in the new employment arrangements with Messrs. Marabito, Manson and Greiff, the grant of which is contingent upon the closing.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits($)(3)	Other ($)(4)	Total ($)
Richard T. Marabito	11,113,617	2,485,918	44,537	—	13,644,072
Richard A. Manson	6,218,136	734,565	60,151	—	7,012,852
Michael D. Siegal	1,541,716	—	43,763	—	1,585,479
Andrew S. Greiff	8,645,615	1,468,904	22,452	—	10,136,971
Lisa K. Christen	75,189	—	—	—	75,189

(1)

Cash. The estimated amounts listed in this column include the aggregate value of the lump-sum cash severance each named executive officer (other than Ms. Christen) would be entitled to receive under the Severance Plan (or, with respect to Mr. Siegal, his retention agreement) in connection with a qualifying termination within 12 months after the closing (or, for Mr. Siegal, within 2 years after the closing), which is equal to 2.99 multiplied by the average base salary, bonus and dollar value of all employee benefits (other than medical, dental, disability and life insurance coverage) earned by the named executive officer for the last three full calendar years. Such amounts for Messrs. Marabito, Manson, and Greiff are paid in a lump-sum on the first business day occurring after the six month anniversary of the qualifying termination and are subject to the named executive officer signing a release of claims and complying with restrictive covenants for 24 months’ post-termination. Such amounts for Mr. Siegal are paid in a lump-sum on the first business day occurring after the six month anniversary of the qualifying termination and are subject to complying with a non-compete covenant for 24 months’ post- termination. Severance payments under the Severance Plan and Mr. Siegal’s retention agreement are “double-trigger” in that they would be paid to the named executive officer only if such named executive officer experiences a qualifying termination within the time period specified above. For additional information see “—Olympic Steel’s Key Employee Severance Benefit Plan” and “—Siegal Retention Agreement” above. The estimated amounts listed in this column also include the aggregate value in respect of: (a) for Messrs. Marabito, Manson and Greiff, long-term performance cash and long-term time-based cash, in each case granted under the C-Suite Long Term Incentive Plan and (b) for Ms. Christen, a prorated portion of her outstanding Olympic Steel Phantom Awards. The long-term performance cash is subject to “single-trigger” acceleration upon the closing under the terms of the merger agreement. The time-based cash awards will be assumed upon the closing of the transactions contemplated by the merger agreement but are subject to “double-trigger” acceleration in the event of a qualifying termination within 12 months following the closing. The Olympic Steel Phantom Awards are subject to “single-trigger” acceleration upon the closing with respect of a pro-rated portion of the award; the remainder of the award will be assumed but does not have any post-closing acceleration protection so no value is attributable to such remainder for purposes of this table. For additional information, please see the section entitled “The Merger Agreement - Treatment of Olympic Steel Equity Awards in the Merger.” The table below details all of the amounts included in this column for each named executive officer. The “2.99x Personal Benefit Amounts” set forth in the below table is part of the severance calculation and is separate from the amounts set forth in the Perquisites/Benefits column to the Golden Parachute Compensation Subject to Advisory Vote table, which are separately described in footnote (3) below.

Name	2.99x Base Salary	2.99x Bonus	2.99x Retirement Plan Contribution Amounts	2.99x Personal Benefit Amounts	2.99x Long- term Equity-Based Incentive Payout	2.99x Long-term Cash- Based Incentive Payout	Prorated Olympic Steel Phantom Awards Cash	Long-Term Performance Cash	Long- Term Time- Based Cash
Richard T. Marabito	2,436,850	3,524,089	750,565	185,245	2,660,817	726,321	—	460,020	369,710
Richard A. Manson	1,644,500	2,460,670	535,210	78,039	825,539	198,088	—	250,360	225,730
Michael D. Siegal	1,318,507	—	32,143	191,066	—	—	—	—	—
Andrew S. Greiff	2,084,695	3,058,564	653,190	149,732	1,650,679	396,175	—	350,920	301,660
Lisa K. Christen	—	—	—	—	—	—	75,189	—	—

(2)

Equity. The estimated amounts listed in this column represent the aggregate value in respect of unvested Olympic Steel RSUs and Olympic Steel PSUs. The Olympic Steel PSUs are subject to “single-trigger” acceleration upon the closing under the terms of the merger agreement (assuming achievement based on actual performance for outstanding Olympic Steel PSUs granted in 2023 and deemed target levels of performance for outstanding Olympic Steel PSUs granted in 2024 and 2025). The Olympic Steel RSUs will be assumed upon the closing of the transactions contemplated by the merger agreement but are subject to “double-trigger” acceleration in the event of a qualifying termination within 12 months following the closing and prorated vesting upon death, disability or retirement. For additional information, please see the section entitled “The Merger Agreement - Treatment of Olympic Steel Equity Awards in the Merger.”

Name	Unvested Olympic Steel RSUs ($)	Unvested Olympic Steel PSUs ($)
Richard T. Marabito	1,139,366	1,346,552
Richard A. Manson	339,030	395,535
Michael D. Siegal	—	—
Andrew S. Greiff	677,947	790,957
Lisa K. Christen	—	—

(3)

The estimated amounts listed in this column represent the value of continued participation in Olympic Steel’s health insurance plans (Mr. Marabito – $40,961; Mr. Manson – $56,575; Mr. Siegal – $40,961; and Mr. Greiff – $18,876), as well as disability benefits ($2,028 for each of Messrs. Marabito, Manson, Siegal, and Greiff) and life insurance benefits (Mr. Marabito – $1,548; Mr. Manson – $1,548; Mr. Siegal – $774; and Mr. Greiff – $1,548), for 24 months that the named executive officers would be entitled to receive under the Severance Plan (or with respect to Mr. Siegal, his retention agreement) in connection with a qualifying termination within 12 months after the closing (or, for Mr. Siegal, within 2 years after the closing). The amounts for health insurance are based on the COBRA premium in effect on December 1, 2025, and the amounts for disability and life insurance benefits are based on the premium for such insurance benefits in effect on December 1, 2025. Such payments are “double-trigger” in that they would be paid to a named executive officer only if such named executive officer experiences a qualifying termination within the time period specified above and are subject to compliance with restrictive covenants for 24 months after the qualifying termination and, with respect to Messrs. Marabito, Greiff, and Manson, signing a release of claims. The amounts in this column do not include any tax reimbursements. For additional information, see “—Olympic Steel’s Key Employee Severance Benefit Plan” and “—Siegal Retention Agreement.”

(4)

Because there are no benefit enhancements triggered by or in connection with the consummation of the merger under Olympic Steel’s non-qualified deferred compensation arrangements, this table does not include any amounts in respect of non-qualified deferred compensation plan benefits payable with respect to any of Olympic Steel’s named executive officers.

Indemnification and Insurance

Under the merger agreement, each present and former director and officer of Olympic Steel or any of its subsidiaries or any person who serves at the request of Olympic Steel as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of a trust, in each case, in which Olympic Steel or any of its subsidiaries owns any equity interests, properties or assets is entitled to continued indemnification and insurance coverage through the combined company for acts or omissions occurring before or at the completion of the merger. For a more detailed description, see the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 142.

Listing of Ryerson Shares; Delisting and Deregistration of Olympic Steel Shares

If the merger is completed, the shares of Ryerson common stock to be issued in the merger will be listed for trading on the NYSE, shares of Olympic Steel common stock will be delisted from Nasdaq and deregistered under the Exchange Act, and Olympic Steel will no longer be required to file periodic reports with the SEC pursuant to the Exchange Act.

Accounting Treatment of the Merger

Ryerson and Olympic Steel prepare their respective financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting, as required by ASC 805, which requires identification of both the accounting acquirer and the accounting acquiree. Ryerson management has determined that Ryerson represents the accounting acquirer in the merger. In identifying Ryerson as the acquiring entity for accounting purposes, Ryerson took into account a number of factors, including:

•	Ryerson stockholders holding majority voting interests in the combined company;

•	the issuer of equity interests, which in the case of the merger is Ryerson; and

•	the intended corporate governance structure and senior management of the combined company following the effective time.

No single factor was the sole determinant in the overall conclusion that Ryerson is the acquirer for accounting purposes; rather, all pertinent facts and circumstances were considered in arriving at such conclusion. As a result, Ryerson will record the business combination in its financial statements and will apply the acquisition method to account for the acquired assets and assumed liabilities of Olympic Steel at their respective fair values upon consummation of the merger.

Treatment of Indebtedness

As of September 30, 2025, Ryerson had outstanding borrowings of $500.5 million under the Ryerson Credit Facility. Similarly, as of September 30, 2025, Olympic Steel had $240.9 million in borrowings outstanding under its $625 million asset-based revolving credit facility (the “Olympic Steel ABL Credit Facility” and, together with the Ryerson Credit Facility, the “Credit Facilities”), pursuant to that certain Third Amended and Restated Loan and Security Agreement, dated as of December 8, 2017 (as amended through that certain Ninth Amendment to Third Amended and Restated Loan and Security Agreement, dated as of April 17, 2025 and as further amended, amended and restated or otherwise modified, the “Olympic Steel Loan Agreement” and, together with the Ryerson Credit Agreement, the “Revolving Credit Agreements”).

Unless terminated or amended prior to or at the closing date, consummation of the merger would constitute a “change in control” and trigger an event of default under the Olympic Steel Loan Agreement, which would allow the lenders to exercise remedies under the Olympic Steel Loan Agreement. The merger agreement requires Olympic Steel and Ryerson to reasonably cooperate to determine an optimal global financing structure for the combined company after giving effect to the merger in anticipation of the consummation of the merger and taking into account post-closing operations and the existing characteristics of each of the Revolving Credit Agreements, including arrangements by way of amendments to the existing Credit Facilities, consents, customary payoff letters or other means with respect to refinancing or retaining their respective Credit Facilities. Therefore, the parties plan to repay in full and terminate the Olympic Steel ABL Credit Facility at the closing.

Dividend Policy

Until the earlier of the effective time and the termination of the merger agreement, neither Ryerson nor Olympic Steel may make, declare or set aside any dividend or other distribution to their stockholders or shareholders, respectively, without the prior written consent of the other party, except that each of Olympic Steel and Ryerson are permitted to pay regular quarterly dividends in accordance with past practice and made solely out of such party’s cash on hand prior to the effective time, in the case of Olympic Steel up to $0.16 per share per calendar quarter, and in the case of Ryerson, $0.1875 per share per calendar quarter.

THE MERGER AGREEMENT

Explanatory Note Regarding the Merger Agreement

The following section summarizes material provisions of the merger agreement, which is included in this joint proxy statement/prospectus as Annex A and is incorporated herein by reference in its entirety. The rights and obligations of Ryerson and Olympic Steel are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. Ryerson stockholders and Olympic Steel shareholders are urged to read the merger agreement carefully and in its entirety, as well as this joint proxy statement/prospectus, before making any decisions regarding the merger, including the adoption of the merger agreement and the issuance of shares of Ryerson common stock to Olympic Steel shareholders pursuant to the merger agreement, as applicable.

The merger agreement is included as Annex A in this joint proxy statement/prospectus to provide you with information regarding its terms and is not intended to provide any factual information about Ryerson or Olympic Steel. In your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to complete the merger if the representations and warranties of the other parties prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders or shareholders and reports and documents filed with the SEC, and in some cases were qualified by the matters contained in the respective disclosure letters that Ryerson and Olympic Steel delivered to each other in connection with the merger agreement, which disclosures were not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the merger agreement was signed on October 28, 2025. You should not rely on the merger agreement representations, warranties, covenants or any descriptions thereof as characterizations of the actual state of facts of Ryerson, Olympic Steel and Merger Sub or any of their respective subsidiaries or affiliates.

The Merger

Upon the terms and subject to the conditions of the merger agreement and in accordance with the ORC, at the effective time, Merger Sub will merge with and into Olympic Steel. Olympic Steel will be the surviving corporation in the merger and will become a direct wholly owned subsidiary of Ryerson (in such capacity, we sometimes refer to Olympic Steel as the “surviving corporation”).

At the effective time, the merger will have the effects set forth in the merger agreement and the applicable provisions of the ORC, and all the property, rights, powers, privileges, immunities and franchises of each of Olympic Steel and Merger Sub will vest in the surviving corporation, and all obligations, liabilities and duties of each of Olympic Steel and Merger Sub will become the obligations, liabilities and duties of the surviving corporation.

Closing

Unless otherwise mutually agreed to in writing between Ryerson and Olympic Steel, the closing will take place at 9:00 a.m. New York City time as soon as practicable (and in any event, within two business days) after satisfaction or, to the extent permitted, waiver of all applicable conditions to the closing (except for any conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or, to the extent permitted, waiver of such conditions at the closing). For more information on the conditions to the completion of the merger, please see the section entitled “—Conditions to the Completion of the Merger.” Please refer to the date on which the completion of the merger occurs as the “closing date.”

On the closing date, a certificate of merger prepared and executed in accordance with, and containing such information as is required by, the ORC will be filed with the Secretary of State of the State of Ohio. The merger will become effective upon the filing of the certificate of merger with the Secretary of State of the State of Ohio, or such later time as Ryerson and Olympic Steel agree and specify in the certificate of merger.

Organizational Documents; Directors and Officers

At the effective time, the Olympic Steel articles of incorporation in effect immediately prior to the effective time will be amended and restated in their entirety to be in the form set forth as Exhibit A to the merger agreement. In addition, the Olympic Steel code of regulations in effect immediately prior to the effective time will be amended and restated in its entirety to be in the form set forth as Exhibit B to the merger agreement.

At the effective time, each of the parties will take all necessary actions such that (i) the directors of Merger Sub as of immediately prior to the effective time will become the initial directors of the surviving corporation and (ii) the officers of Olympic Steel as of immediately prior to the effective time will become the initial officers of the surviving corporation.

Under the terms of the merger agreement, at the effective time, Ryerson has agreed to cause the size of the Ryerson board to be increased to 11 directors, consisting of seven incumbent directors of the Ryerson board and four Olympic Steel director nominees. In the event that the closing occurs prior to the mailing of the proxy statement for Ryerson’s annual meeting of stockholders for 2026, Ryerson has agreed to take such actions as may be necessary to nominate each Olympic Steel director nominee to the Ryerson board, to the extent such Olympic Steel director nominee’s term expires as of Ryerson’s annual meeting of stockholders for 2026. It is anticipated that Michael D. Siegal, Executive Chairman of Olympic Steel’s board of directors, will be an Olympic Steel director nominee and that Ryerson will cause Mr. Siegal to be appointed as the chairman of the Ryerson board at the effective time. Stephen Larson, the current chairman of the Ryerson board, has notified Ryerson that he intends to resign as of the effective time.

At the effective time, to the extent such person is employed by Olympic Steel immediately prior to the effective time, Ryerson will appoint Richard Marabito as President and Chief Operating Officer of Ryerson, Andrew Greiff as an Executive Vice President of Ryerson and President of Olympic Steel, Richard Manson as Senior Vice President of Finance of Ryerson and Zachary Siegal as Senior Vice President of Business Development of Ryerson.

From and after the effective time, until the Ryerson board reasonably determines, the surviving corporation will maintain a presence in the Cleveland metropolitan area.

Effect of the Merger on Capital Stock; Merger Consideration

At the effective time, subject to the payment of cash in lieu of fractional shares of Ryerson common stock (the “fractional shares cash amount”) as described below under “No Fractional Shares,” each share of Olympic Steel common stock issued and outstanding immediately prior to the effective time other than canceled shares as described below under “Cancellation of Certain Olympic Steel Common Stock,” will be converted into and thereafter represent the right to receive 1.7105 shares of Ryerson common stock (the “exchange ratio”) rounded down to the nearest whole share (the “common stock merger consideration” and, together with the fractional shares cash amount, the “merger consideration”).

All of the outstanding shares of Olympic Steel common stock will be converted into the right to receive the merger consideration, all such shares of Olympic Steel common stock will cease to be outstanding and cease to exist, and, as of the effective time, each holder of a certificate representing any such shares of Olympic Steel common stock (an “Olympic Steel certificate”) or shares of Olympic Steel common stock held in book-entry form (“Olympic Steel book-entry shares”) will cease to have any rights with respect thereto, except the right to receive (i) the merger consideration and (ii) any unpaid dividends or other unpaid distributions with a record date prior to the effective time which have been declared by Olympic Steel in accordance with the merger agreement.

If, from the date of the merger agreement until the effective time, the outstanding shares of Ryerson common stock or Olympic Steel common stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon is declared with a record date within said period, the applicable merger consideration, the exchange ratio and any other similarly dependent items will be equitably adjusted to provide Olympic Steel shareholders the same economic effect contemplated by the merger agreement prior to such event.

Cancellation of Certain Olympic Steel Common Stock

Each share of Olympic Steel common stock held by Olympic Steel as treasury stock or held directly by Ryerson or Merger Sub (or any direct or indirect wholly owned subsidiaries of Olympic Steel, Ryerson or Merger Sub), in each case, immediately prior to the effective time, will automatically be canceled and cease to exist, and no consideration or payment will be delivered in exchange therefor or in respect thereof.

No Fractional Shares

Ryerson will not issue fractional shares of Ryerson common stock pursuant to the merger agreement. Instead, each Olympic Steel shareholder otherwise entitled to a fractional share of Ryerson common stock will be entitled to receive a cash payment (rounded down to the nearest cent) in lieu of such fractional share of Ryerson common stock determined by multiplying (i) the volume-weighted average closing sales price of the Ryerson common stock on the NYSE as reported by The Wall Street Journal for the five consecutive full trading days ending on the day preceding the closing date and (ii) the fraction of a share (after taking into account all shares of Olympic Steel common stock held by such Olympic Steel shareholder immediately prior to the effective time and rounded to the nearest one-thousandth when expressed in decimal form) of Ryerson common stock which such Olympic Steel shareholder would otherwise be entitled to receive pursuant to the merger agreement.

Treatment of Olympic Steel Equity Awards in the Merger

Olympic Steel RSU Awards

As of the effective time, by virtue of the merger and without any action on the part of the holders thereof, each Olympic Steel RSU (other than the SERP RSUs described below) that is outstanding immediately prior to the effective time will be assumed by Ryerson and converted into a restricted stock unit award relating to a number of whole shares of Ryerson common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Olympic Steel common stock subject to such Olympic Steel RSU multiplied by (ii) 1.7105. Each assumed and converted Olympic Steel RSU will remain subject to the same terms and conditions that applied to such Olympic Steel RSU immediately prior to the effective time, including, in each case, to the extent set forth in the underlying Olympic Steel Stock Plan and/or award agreement (i) accelerated vesting and payment as a result of the closing, if any, (ii) any requirement for continued service with Olympic Steel or its affiliates, and (iii) the holder’s right to make an election, to receive cash in lieu of shares, except for terms rendered inoperative by reason of the transactions contemplated by the merger agreement and other administrative or ministerial changes determined by Ryerson. If a holder of an Olympic Steel RSU elects to receive a cash settlement pursuant to the terms of an applicable Olympic Steel RSU award agreement in lieu of shares, such cash payment (without interest) will equal the product of (i) the number of shares of Ryerson common stock subject to the assumed and converted restricted stock unit award multiplied by (ii) the closing price per share of Ryerson common stock on the closing date, less any applicable tax withholding obligations. Any such cash payments will be paid by Olympic Steel (or one of its affiliates) through its regular payroll practices within 30 days following the closing date.

Olympic Steel SERP RSUs

As of the effective time, each Olympic Steel RSU that was contributed to and used to fund a participant’s account balance in the Olympic Steel SERP will be canceled and converted into a cash amount equal to (i) the product of (a) the number of shares of Olympic Steel common stock subject to such Olympic Steel RSU, multiplied by (b) 1.7105, multiplied by (ii) the closing price per share of Ryerson common stock on the closing date. Effective as of the closing date, the converted cash amount will be credited to the participant’s Olympic Steel SERP account, subject to the payment timing requirements and other terms of the Olympic Steel SERP.

Olympic Steel PSU Awards

As of the effective time, by virtue of the merger and without any action on the part of the holders thereof, each Olympic Steel PSU that was granted prior to the execution of the merger agreement and is outstanding as of immediately prior to the effective time will be canceled and converted into the right to receive a cash payment equal to (i) the product of (a) the number of shares of Olympic Steel common stock subject to such Olympic Steel PSU (assuming achievement based on actual performance for outstanding Olympic Steel PSUs granted in 2023 and deemed target levels of performance for outstanding Olympic Steel PSUs granted in 2024 and 2025), multiplied by (b) 1.7105, multiplied by (ii) the closing price per share of Ryerson common stock on the closing date, to be paid in cash (without interest) by Olympic Steel (or one of its affiliates) through its regular payroll practices within 30 days following the closing date. As of the effective time, by virtue of the merger and without any action on the part of the holders thereof, each Olympic Steel PSU that is granted following the execution of the merger agreement that is outstanding immediately prior to the effective time will be assumed by Ryerson and converted into a performance-based vesting restricted stock unit relating to that number of whole shares of Ryerson common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Olympic Steel common stock subject to such Olympic Steel PSU multiplied by (ii) 1.7105 and will remain subject to the same terms and conditions that applied to such Olympic Steel PSU immediately prior to the effective time (including continued service requirements with Ryerson or its affiliates and performance-based vesting conditions set forth in Olympic Steel’s Stock Plan or award agreement), except for terms rendered inoperative by reason of the transactions contemplated by the merger agreement and other administrative or ministerial changes determined by Ryerson.

Olympic Steel RSAs

As of the effective time, by virtue of the merger and without any action on the part of the holders thereof, each Olympic Steel RSA that was outstanding immediately prior to the execution of the merger agreement will vest immediately prior to the effective time. Each Olympic Steel RSA granted following the date on which the merger agreement was executed and subject to the terms and conditions of the merger agreement will vest in an amount equal to the total of such Olympic Steel RSAs multiplied by a fraction, the numerator of which is the number of days elapsed between January 1 of the calendar year in which the grant date occurs and the closing date and the denominator of which is the total number of days in the applicable vesting period with respect to such Olympic Steel RSAs. At the effective time, each Olympic Steel RSA that vests in connection with the closing will be canceled and converted into the right of the holder to receive the merger consideration. At the effective time, all outstanding and unvested Olympic Steel RSAs will be automatically canceled and forfeited for no consideration.

Olympic Steel Phantom Awards

At the effective time, each Olympic Steel Phantom Award granted under the Olympic Steel Stock Plan that is outstanding immediately prior to the effective time will, by virtue of the merger and without any action on the part of the holders thereof, be assumed by Ryerson and converted into a phantom stock award with phantom units (rounded down to the nearest whole unit) covering that number of whole phantom units representing a number of shares of Ryerson common stock equal to the product of (i) the number of phantom units subject to such Olympic Steel Phantom Award multiplied by (ii) 1.7105 and will otherwise remain subject to the same terms and conditions that applied to such Olympic Steel Phantom Award immediately prior to the effective time, provided, that (a) a portion of each Olympic Steel Phantom Award will vest pursuant to the terms of the applicable award agreement in an amount equal to the total phantom units subject to such Olympic Steel Phantom Award multiplied by a fraction, the numerator of which is the number of days in the performance period applicable to such Olympic Steel Phantom Award that have been completed on the closing date and the denominator of which is the total number of days in the performance period applicable to such Olympic Steel Phantom Award, and the vested portion will be paid in cash (without interest) within 30 days following the closing date in accordance with Olympic Steel’s (or one of its affiliates’) regular payroll practices, based on the closing price per share of Ryerson common stock on the closing date and (b) a portion of the Olympic Steel Phantom Award that does not vest at the effective time will be assumed and remain outstanding and will remain subject to the same terms and conditions that applied to the Olympic Steel Phantom Award immediately prior to the effective time (including the requirement of continued service through the last day of the applicable performance period), except for terms rendered inoperative by reason of the transactions contemplated by the merger agreement and other administrative or ministerial changes determined by Ryerson.

Olympic Steel Cash Awards

As of the effective time, each time-based long-term cash incentive award granted under the Olympic Steel C-Suite Long Term Incentive Plan that is outstanding immediately prior to the effective time, by virtue of the merger and without any action on the part of the holders thereof, will be assumed by Ryerson or one of its subsidiaries (as designated by Ryerson) and remain subject to the same terms and conditions that applied to such time-based, long-term cash incentive award immediately prior to the effective time (including any requirement for continued service with Olympic Steel or its affiliates), except for terms rendered inoperative by reason of the transactions contemplated by the merger agreement and other administrative or ministerial changes determined by Ryerson.

As of the effective time, each performance- and time-based long-term cash incentive award granted under the Olympic Steel C-Suite Long Term Incentive Plan prior to the date on which the merger agreement was executed that is outstanding immediately prior to the effective time, by virtue of the merger and without any action on the part of the holders thereof, will be canceled and converted into the right to receive a cash payment equal to the amount that would be owed under such performance-based cash award (based on actual performance for outstanding performance-based cash awards subject to a 2023-2025 performance period and assuming achievement of 100% of target performance for all other outstanding performance-based cash awards) to be paid in cash (without interest) in accordance with Olympic Steel’s (or one of its affiliates’) regular payroll practices within 30 days following the closing date. Each performance-based cash award that is granted following the execution of the merger agreement that is outstanding immediately prior to the effective time, by virtue of the merger and without any action on the part of the holders thereof, will be assumed by Ryerson or one of its subsidiaries (as designated by Ryerson) and will remain subject to the same terms and conditions that applied to such performance-based cash award immediately prior to the effective time (including any requirement for continued service and performance-based vesting conditions), except for terms rendered inoperative by reason of the transactions contemplated by the merger agreement and other administrative or ministerial changes determined by Ryerson.

Metal-Fab Manager Long-Term Incentive Plan and Metal-Fab Manager Retention Incentive Plan

At the effective time, all other long-term cash awards granted under the Olympic Steel Stock Plan or otherwise will be treated in accordance with the terms of the applicable plan or award agreement, including any awards outstanding under the Metal-Fab Manager Long-Term Incentive Plan and Metal-Fab Manager Retention Incentive Plan, which, by virtue of the merger and without any action on the part of the holders thereof, be assumed by Ryerson or one of its subsidiaries (as designated by Ryerson), and such awards will remain outstanding and continue to be eligible to vest in accordance with, and subject to, the terms thereof, including that (i) a portion of the award will vest pursuant to the terms of the applicable plan in an amount equal to the total award value, multiplied by a fraction, the numerator of which is the number of days in the performance period applicable to such award that have been completed on the closing date and the denominator of which is the total number of days in the performance period applicable to such award and (ii) the portion of the award that does not vest at the effective time will continue to be outstanding and subject to the same terms and conditions that applied prior to the effective time (including continued service requirements through the last day of the applicable performance period), except for terms rendered inoperative by reason of the transactions contemplated by the merger agreement and other administrative or ministerial changes determined by Ryerson. The vested portion of any such award will be paid in cash (without interest) within 30 days following the closing date in accordance with Olympic Steel’s (or one of its affiliates’) regular payroll practices.

Assumption of Olympic Steel Stock Plan

At the effective time, Ryerson will assume the Olympic Steel Stock Plan and will continue to maintain such assumed plan, including any subplans.

Payment for Securities; Exchange

Ryerson has appointed Equiniti Trust Company, LLC to act as exchange agent for the payment and delivery of the merger consideration. At or prior to the effective time, Ryerson will deposit with the exchange agent, in trust for the benefit of the Olympic Steel shareholders, for exchange (i) a number of shares of Ryerson common stock equal to the total shares of Ryerson common stock issuable pursuant to the merger agreement and (ii) cash in immediately available funds in an amount to pay the aggregate fractional shares cash amount payable pursuant to the merger agreement (such number of shares of Ryerson common stock, together with the aggregate fractional shares cash amount, the “exchange fund”). Ryerson also agreed to make available to the exchange agent, from time to time as needed, sufficient cash to pay any dividends or other distributions payable to Olympic Steel shareholders declared by Olympic Steel in accordance with the merger agreement and which remain unpaid at the effective time. The exchange agent will, pursuant to irrevocable instructions, deliver the whole shares of Ryerson common stock contemplated to be issued pursuant to the merger agreement and the fractional shares cash amount out of the exchange fund.

Certificates

As promptly as practicable after the effective time (but in no event later than five business days after the effective time), Ryerson will direct the exchange agent to mail to each holder of record of an Olympic Steel certificate, a letter of transmittal and instructions for effecting the surrender of the Olympic Steel certificates in exchange for the merger consideration. Upon surrender of an Olympic Steel certificate to the exchange agent (or affidavit of loss in lieu of the Olympic Steel certificate) and delivery of a letter of transmittal and other customary documents, the holder of such Olympic Steel certificates will be entitled to receive in exchange therefor the whole shares of Ryerson common stock and, if applicable, the fractional shares cash amount.

Non-DTC Book-Entry Shares

As promptly as practicable (but in no event later than two business days) after the effective time, Ryerson will cause the exchange agent to mail to each holder of record of Olympic Steel book-entry shares not held through DTC a letter of transmittal and instructions for returning such letter of transmittal in exchange for the merger consideration. Upon delivery of the letter of transmittal and other customary documents, the holder of such Olympic Steel book-entry shares will be entitled to receive in exchange therefor the whole shares of Ryerson common stock that such holder is entitled to receive and, if applicable, the fractional shares cash amount for each share of Olympic Steel common stock formerly represented by such Olympic Steel book-entry shares.

DTC Book-Entry Shares

Each holder of record of one or more Olympic Steel book-entry shares held through DTC whose shares of Olympic Steel common stock were converted into the right to receive the merger consideration will automatically at the effective time be entitled to receive, and Ryerson will cause the exchange agent to pay and deliver to DTC or its nominee as promptly as practicable after the effective time (but in no event later than two business days after the effective time), the whole shares of Ryerson common stock that such holder is entitled to receive pursuant to the merger agreement and, if applicable, the fractional shares cash amount for each share of Olympic Steel common stock formerly represented by such Olympic Steel book-entry shares.

No Interest

No interest will be paid or accrued on any amount payable upon surrender of Olympic Steel book-entry shares.

Termination of Rights

At the effective time, the stock transfer books of Olympic Steel will be closed and there will be no further registration of transfers of shares of Olympic Steel common stock on the records of Olympic Steel. From and after the effective time, the holders of Olympic Steel certificates and Olympic Steel book-entry shares representing shares of Olympic Steel common stock outstanding immediately prior to the effective time will cease to have any rights with respect to such shares except as otherwise provided for in the merger agreement or by applicable law. If, after the effective time, Olympic Steel certificates representing shares of Olympic Steel common stock are presented to Ryerson or the surviving corporation for any reason, they will be canceled and exchanged for the whole shares of Ryerson common stock.

Any merger consideration or cash remaining in the exchange fund made available to the exchange agent and not delivered to holders of Olympic Steel certificates or Olympic Steel book-entry shares within one year after the closing date will be returned to Ryerson. Any holder of Olympic Steel certificates or Olympic Steel book-entry shares will then be entitled to look only to Ryerson (subject to abandoned property, escheat or other similar laws) for any unpaid amounts.

No Liability

None of Ryerson, the surviving corporation, the exchange agent, nor any representative or affiliate thereof, will be liable to any holder of an Olympic Steel certificate or Olympic Steel book-entry shares for merger consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Lost, Stolen, or Destroyed Certificates

If any Olympic Steel certificates have been lost, stolen or destroyed, the exchange agent will issue in exchange for such lost, stolen or destroyed Olympic Steel certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable merger consideration payable in respect thereof; provided, however, that Ryerson or the exchange agent may, in its reasonable discretion and as a condition precedent to the payment of the applicable merger consideration, require the owners of such lost, stolen or destroyed Olympic Steel Certificates to deliver a customary indemnity against any claim that may be made against Ryerson, the surviving corporation or the exchange agent with respect to Olympic Steel certificates alleged to have been lost, stolen or destroyed.

No Dividends or Distributions

No dividends or other distributions declared or made after the effective time with respect to Ryerson common stock with a record date after the effective time will be paid to the holder of any not surrendered Olympic Steel certificate or Olympic Steel book-entry share with respect to any shares of Ryerson common stock represented thereby, and, if applicable, no portion of the fractional shares cash amount will be paid to any such holder, unless and until the holder surrenders such Olympic Steel certificate or Olympic Steel book-entry share in accordance with the procedures described in this section entitled “—Payment for Securities; Exchange.” All such dividends and other distributions with respect to Ryerson common stock issuable to such holder of any not surrendered Olympic Steel certificate or Olympic Steel book-entry share will be paid by Ryerson to the exchange agent and will be included in the exchange fund until the surrender of such Olympic Steel certificate or Olympic Steel book-entry share (or an affidavit of loss in lieu thereof) or payment of the merger consideration. Subject to the effect of applicable abandoned property, escheat, tax or other laws, following proper surrender of any such Olympic Steel certificate or Olympic Steel book-entry share, Ryerson will pay to the holder of the certificates representing whole shares of Ryerson common stock issued in exchange therefor, without interest, (i) promptly, the portion of the fractional shares cash amount, if applicable, and the amount of dividends or other distributions with a record date after the effective time theretofore paid with respect to such whole shares of Ryerson common stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the effective time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Ryerson common stock.

Withholding Taxes

Each of Ryerson, the surviving corporation, Olympic Steel, Merger Sub, the exchange agent and their respective affiliates, and any other applicable withholding agent (each, a “withholding agent”) as applicable, are entitled to deduct and withhold from the merger consideration or any other amount payable pursuant to the merger agreement to any person, such amounts as are required to be deducted and withheld under applicable tax law. In the event any such deduction and withholding is required to be made in respect of Ryerson common stock issued in the merger, the applicable withholding agent is authorized to sell such portion of the Ryerson common stock otherwise payable or deliverable to the applicable holder, on behalf of and as an agent of such holder, as is necessary to provide sufficient funds to the applicable withholding agent to enable it to comply with any such deduction or withholding requirements; provided that, in such case, the applicable withholding agent must notify such holder of such sale and shall remit (i) the applicable portion of the net proceeds of such sale to the appropriate governmental entity and (ii) the remaining net proceeds of such sale (after deduction for the amounts described in clause (i)), if any, to such holder. To the extent that amounts are so deducted and withheld and paid over to the applicable governmental entity in accordance with applicable law, such deducted and withheld amounts will be treated for all purposes of the merger agreement as having been paid to the persons in respect of which such deduction and withholding was made.

No Appraisal Rights

In accordance with the DGCL and ORC, as applicable, no appraisal rights will be available to Ryerson stockholders or Olympic Steel shareholders with respect to the transactions contemplated by the merger agreement. For more information, see the section entitled “No Appraisal Rights” on page 191.

Representations and Warranties

The merger agreement contains customary and, in most cases, reciprocal representations and warranties by Olympic Steel and Ryerson that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement, in reports, schedules, forms, statements, registration statements, prospectuses and other documents filed with or furnished to the SEC by Ryerson or Olympic Steel, as applicable, from January 1, 2024 through October 28, 2025 or in the disclosure schedules delivered by Olympic Steel and Ryerson to each other in connection with the merger agreement. These representations and warranties relate to, among other things:

•	organization, good standing and qualification to conduct business;

•	capitalization;

•	authority with respect to the execution and delivery of the merger agreement and the due and valid execution and delivery and enforceability of the merger agreement;

•	absence of conflicts with, or violations of, organizational documents, applicable law and other contracts;

•	required regulatory filings and consents and approvals of governmental entities;

•	certain SEC filings and the financial statements included therein;

•	compliance with the applicable requirements under the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002;

•	absence of undisclosed liabilities (other than certain specified exceptions);

•	in the case of Olympic Steel, the outstanding balance of the Olympic Steel Loan Agreement as of the date of the merger agreement;

•	absence of change, event, occurrence or development from December 31, 2024 to the date of execution of the merger agreement;

•	accuracy of information supplied or to be supplied for use in this joint proxy statement/prospectus;

•	absence of certain legal proceedings;

•	compliance with applicable laws;

•	possession of, and compliance with, applicable permits and similar rights;

•	employee benefits matters and ERISA compliance;

•	collective bargaining agreements and other employee and labor matters;

•	environmental matters;

•	real property;

•	tax matters;

•	material contracts and the absence of breaches of material contracts;

•	intellectual property;

•	data privacy;

•	anti-corruption and trade sanctions, including compliance with the FCPA;

•	brokerage or other finders’ fees that may be payable in connection with the merger;

•	opinions from financial advisors;

•	insurance matters;

•	ownership of Ryerson (or, as applicable, Olympic Steel) common stock;

•	absence of any undisclosed related party transactions;

•	material customers and suppliers; and

•	in the case of Ryerson, having sufficient funds to consummate the merger and finance amounts under the Olympic Steel Loan Agreement.

The merger agreement also contains certain representations and warranties of Ryerson with respect to its direct wholly owned subsidiary, Merger Sub, including, without limitation, corporate organization, lack of prior business activities, capitalization and authority with respect to the execution and delivery of the merger agreement.

Definition of Material Adverse Effect

Many of the representations and warranties in the merger agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would, as the case may be, be material or have a material adverse effect). Under the merger agreement, a “material adverse effect” means, with respect to a party, any change, event, occurrence or development that, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of operations of such party and its subsidiaries, taken as a whole, except that none of the following will constitute or be deemed to contribute to a material adverse effect, and will not otherwise be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur:

•	changes or proposed changes in law or other legal or regulatory conditions or changes in GAAP or other accounting standards;

•

changes in general economic, business or labor conditions, or changes in securities, credit or other financial markets, including interest rates or exchange rates, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which such party or its subsidiaries operate in the United States or globally;

•

changes in global or national political conditions (including the outbreak or escalation of war, military action, sabotage, acts of terrorism, government shutdown, lapse in appropriations or funding hiatus, or civil unrest), changes due to natural or man-made disasters or any other national or international calamity, crisis, disaster or changes in the weather or any outbreak or worsening of an epidemic, pandemic or other health crisis;

•	any change in interest, current or exchange rates, commodity prices, tariffs, anti-dumping or countervailing duties, surtaxes or any trade wars or worsening of the foregoing;

•

actions expressly required of such party under the merger agreement or taken at the written request of the other party, or certain specified actions expressly permitted to be taken by a party under the merger agreement;

•

the negotiation, execution, delivery, announcement, performance, pendency or consummation of the merger agreement and the merger, including the identity of the other party and any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees due to the public announcement of the merger agreement and the merger;

•	any legal proceeding arising from allegations of breach of fiduciary duty or violation of law relating to the merger agreement;

•

changes in the trading price or trading volume of shares of the common stock of such party or any downgrade in the ratings of any indebtedness or debt securities of such party or its subsidiaries (provided that the underlying cause of such failure may be taken into account in determining whether a material adverse effect has occurred to the extent not otherwise excluded); or

•

any failure by such party or any of its subsidiaries to meet any revenue, earnings or other financial projections or forecasts (including any analysts’ estimates or expectations) (provided that the underlying cause of such failure may be taken into account in determining whether a material adverse effect has occurred to the extent not otherwise excluded).

Any changes of the sort referred to in the first four bullets above may be taken into account in determining whether there has been a material adverse effect to the extent such change, event, occurrence or development disproportionately impacts such party and its subsidiaries, taken as a whole, relative to other companies operating in the same industries in the same geographic regions.

An “Olympic Steel material adverse effect” means a material adverse effect with respect to Olympic Steel and its subsidiaries, taken as a whole, and a “Ryerson material adverse effect” means a material adverse effect with respect to Ryerson and its subsidiaries, taken as a whole.

The representation and warranties do not survive the effective time.

Interim Operations of Olympic Steel and Ryerson Pending the Merger

Each of Ryerson and Olympic Steel has agreed, subject to certain specified exceptions, that during the period between the execution of the merger agreement and the earlier of the effective time and the valid termination of the merger agreement, it will, and will cause its respective subsidiaries to:

•	use commercially reasonable efforts to conduct its operations in the ordinary course of business consistent with past practice in all material respects; and

•

use commercially reasonable efforts to preserve intact its business organization and comply with all applicable laws in all material respects, including, in the case of Olympic Steel, continuing to use commercially reasonable efforts to prepare audited financial statements for the fiscal year ended December 31, 2025 irrespective of the anticipated closing date.

In addition, each of Ryerson and Olympic Steel has agreed, subject to certain specified exceptions, that during the period between the execution of the merger agreement and the earlier of the effective time and the valid termination of the merger agreement, it will not, and will not permit its respective subsidiaries to, do any of the following without the prior written consent of the other party (which consent will not be unreasonably withheld, conditioned or delayed):

•

amend or change its organizational documents or the organizational documents of its “significant” subsidiaries (as defined in Rule 1-02(w) of Regulation S-X) (other than ministerial changes or such amendments as may be necessary to effect the transactions), or to adopt any stockholder rights plan, “poison pill” antitakeover plan or similar device (in each case, to the extent it would apply to this transaction);

•

issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other equity interests, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, of such party or any of its subsidiaries, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other equity interests, other than:

•

in the case of Olympic Steel, the issuance of Olympic Steel common stock in connection with the vesting of Olympic Steel RSAs and settlement of Olympic Steel RSUs or Olympic Steel PSUs or the payment of cash in respect of the settlement of Olympic Steel Phantom Awards, Olympic Steel time-based cash awards or Olympic Steel performance-based cash awards in accordance with their terms or as may be required pursuant to the Olympic Steel Loan Agreement;

•

in the case of Ryerson, (i) the issuance of Ryerson common stock or other equity interest in connection with the exercise of Ryerson stock options or settlement or distribution of Ryerson performance-based stock units or Ryerson time-based stock units (including issuances of dividend equivalents in connection therewith), in each case, outstanding as of the date of the merger agreement (or issued as permitted thereunder) and as required in accordance with their terms, (ii) in the ordinary course consistent with past practices, the grant of equity awards to Ryerson’s employees, directors or service providers (including newly hired, newly engaged, or newly promoted employees, directors or service providers or in accordance with Ryerson’s equity award grant practices), pursuant to the terms of the Ryerson Stock Plan and an applicable award agreement and (iii) as may be required pursuant to any credit agreements of Ryerson and its subsidiaries;

•

sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any of its or its subsidiaries’ property or assets (excluding owned intellectual property subject to the bullet point directly below), in each case with value in excess of $5 million in the case of Olympic Steel or $15 million in the case of

Ryerson, except pursuant to existing contracts, the sale or purchase of goods in the ordinary course of business consistent with past practice and permitted liens;

•

sell, assign, pledge or otherwise encumber, transfer, license, abandon, permit to enter the public domain, permit to lapse or otherwise dispose of any material owned intellectual property, except for (i) non-exclusive licenses granted in the ordinary course of business consistent with past practice and (ii) disclosure of any non-public material owned intellectual property or trade secrets to any person, other than, (a) in the case of Olympic Steel, to Olympic Steel and its subsidiaries, or in the case of Ryerson, to Ryerson and its subsidiaries, or (b) pursuant to a valid and binding confidentiality agreement or other binding obligation of confidentiality that each party or any subsidiary entered into in the ordinary course of business;

•

declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock or other equity interests, other than permitted quarterly dividends consistent with past practice and dividends paid by any subsidiary of Ryerson or Olympic Steel to Ryerson or Olympic Steel, respectively, or to any other direct or indirect wholly owned subsidiary of Ryerson or Olympic Steel that are made in compliance with the Olympic Steel Loan Agreement, in the case of Olympic Steel, and other contractual obligations of either party and its subsidiaries or enter into any agreement with respect to the voting or registration of its capital stock or other equity interests;

•

reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity interests or that of any material subsidiary or to satisfy any withholding obligations, or in the case of Ryerson, the payment of option exercise prices in connection with awards made under the Ryerson Stock Plan;

•

merge or consolidate itself or any of its subsidiaries with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of itself or any of its subsidiaries, except with respect to internal reorganizations solely among its subsidiaries;

•

acquire (including by merger, consolidation, or acquisition of shares or assets) any interest in any person or any assets thereof in each case with value in excess of $5 million in the case of Olympic Steel, or $15 million in the case of Ryerson, other than the purchase of goods, equipment and other operating assets in the ordinary course of business consistent with past practice;

•

other than in accordance with the parties’ obligations around global financing arrangements, incur any indebtedness for borrowed money or guarantee any such indebtedness of any other person, or issue or sell any debt securities or warrants or other rights to acquire any of its debt securities or the debt securities of any of its subsidiaries, except for (i) indebtedness for borrowed money incurred in the ordinary course of business, pursuant to the revolving, swingline or letter of credit facilities of the Olympic Steel Loan Agreement, in the case of Olympic Steel, or any credit agreement of Ryerson and its subsidiaries, in the case of Ryerson, so long as the aggregate amount of indebtedness outstanding thereunder does not exceed $350 million in the case of Olympic Steel or $700 million in the case of Ryerson, (ii) guarantees by each of Ryerson and Olympic Steel, or any wholly owned subsidiary of indebtedness for borrowed money of Ryerson or Olympic Steel, as applicable, or any other wholly owned subsidiary thereof, (iii) interest and commodity swaps, futures, forward contracts and similar derivatives (a) not entered for speculative purposes and (b) entered into on customary commercial terms in the ordinary course of business and in compliance with its risk management and hedging policies in effect as of the date of the merger agreement;

•

make any loans, advances or capital contributions to, or investments in, any other person (other than trade credit and similar loans and routine travel and business expense advances made to directors or employees in the ordinary course of business or any of its wholly owned subsidiaries);

•

terminate, cancel, renew, or request or agree to any material change in or waiver under any material contract, or enter into or amend any contract that, if existing on the date of the merger agreement,

would be a material contract, in each case other than in the ordinary course of business consistent with past practice or in accordance with the parties’ obligations around global financing arrangements;

•

in the case of Olympic Steel, except to the extent required by applicable law or the existing terms of any Olympic Steel benefit plan: (i) grant or announce any increase in the compensation or benefits payable or to become payable to any current or former director, officer, employee or other service provider of Olympic Steel or any of its subsidiaries; (ii) grant any new or additional rights to severance or termination pay or transaction or retention bonus payments to, or enter into any severance agreement with, any of its current or former directors, officers, employees or other service provider or the same of its subsidiaries; (iii) establish, adopt, enter (or commit to enter) into, amend, terminate or extend (or enter into negotiations to do any of the foregoing) (a) any collective bargaining agreement or other contract with any labor union, employee association, works council, or any other labor organization or (b) any Olympic Steel benefit plan or other plan, agreement, trust, fund, policy or arrangement that would be an Olympic Steel benefit plan if it were in existence on the date of the merger agreement (other than any such changes associated with annual renewals of Olympic Steel benefit plans that are health and welfare plans in the ordinary course of business consistent with past practice that do not materially increase the costs under such plans) or grant, amend or terminate any awards thereunder; (iv) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding of any compensation or benefit under any Olympic Steel benefit plan; or (v) fund any payments or benefits that are payable or to be provided under any benefit plan (other than ordinary course contributions accruals and/or payments made in accordance with the terms of such Olympic Steel benefit plans) (vi) terminate without “cause” (as determined consistent with past practice) or change the title of any director, officer, employee or other service provider or hire, promote or engage any director, officer, employee or any service provider, other than terminations, changes in title, new hires, promotions or engagements of individuals in the ordinary course of business consistent with past practices at or below the level of Vice President; (vii) make or forgive any loan to any current or former director, officer, employee or other service provider (other than advancement of expenses in the ordinary course of business consistent with past practices); (viii) recognize or certify any labor union, works council, bargaining representative or any other similar organization as the bargaining representative for any employees; (ix) implement or announce any employee layoffs, furloughs, reductions in force, reductions in compensation, hour or benefits, work schedule changes or similar actions that could implicate the Worker Adjustment and Retraining Notification Act of 1988 or similar state law; (x) waive or release any noncompetition, non-solicitation, nondisclosure, noninterference, non-disparagement or other restrictive covenant obligation of any current or former director, officer, employee or any service provider of Olympic Steel or its subsidiaries; and (xi) enter into, commit to enter into or otherwise provide for any agreement or arrangement providing for a tax gross-up or other payment as a result of the imposition of the excise taxes required by Section 4999 of the Code;

•	make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a governmental entity;

•

compromise, settle or agree to settle any proceeding other than compromises, settlements or agreements that (i) involve only the payment of monetary damages by such party or its subsidiaries not in excess of $500,000 individually or $2 million in the aggregate in the case of Olympic Steel or $1 million individually or $5 million in the aggregate in the case of Ryerson, and (ii) does not impose material restrictions on the future activities or conduct or, or the admission of a violation of law by, such party or any of its subsidiaries; provided, that any stockholder litigation will be compromised, settled or agreed in accordance with the merger agreement;

•

other than consistent with past practice, (i) make (other than in the ordinary course of business), change or revoke any material tax election, (ii) change or adopt any tax accounting period or material method of tax accounting, (iii) amend or refile any material tax return, (iv) file any material tax return prepared in a manner materially inconsistent with past practice, (v) request any written ruling from any governmental entity relating to material taxes, (vi) settle or compromise any material liability for taxes or any audit or other proceeding relating to a material amount of taxes, (vii) other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes or (viii) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. law), in each case, if such action would, individually or with the other actions described in the merger agreement and taken after the date of the merger agreement, reasonably be expected to result in a material increase in the tax liability of either party and its subsidiaries;

•	take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the merger from qualifying for the intended tax treatment; or

•	authorize or enter into any contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

No Solicitation; Changes of Recommendation

No Solicitation

Each of Ryerson and Olympic Steel has agreed to cease any discussions or negotiations with respect to any competing proposal from and after the signing of the merger agreement, and that by October 30, 2025, it would have requested to have returned or destroyed any confidential information that had been provided to third parties in connection with any potential competing proposal. In addition, each of Ryerson and Olympic Steel has agreed that it will not, and will cause its subsidiaries not to, and direct and use their reasonable best efforts to cause their representatives not to (i) solicit, initiate, endorse, or knowingly encourage or induce, or take any other action intentionally designed to facilitate, any inquiries regarding the making of any proposal which constitutes, or could reasonably be expected to lead to, any competing proposal or (ii) participate in or engage in any discussions or negotiations with any person regarding any competing proposal. However, if, prior to obtaining the approval of the Ryerson stockholders or the Olympic Steel shareholders, as applicable, and following receipt of a bona fide written competing proposal that the Ryerson board or Olympic Steel board, as applicable, determines in good faith (after consulting with its financial advisor as to financial matters and with its outside legal counsel) is or would reasonably be expected to lead to a superior proposal and did not result from a breach of the non-solicitation provisions in the merger agreement, the Ryerson board or Olympic Steel board, as applicable, determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such competing proposal would reasonably be expected to be inconsistent with such directors’ fiduciary duties under applicable law, Ryerson or Olympic Steel, as applicable, may, in response to such competing proposal and subject to certain notification requirements under the merger agreement, (i) furnish information with respect to Ryerson or Olympic Steel, as applicable, to such third party making such competing proposal, and (ii) engage in discussions or negotiations with such third party regarding such competing proposal, so long as such third party has executed an acceptable confidentiality agreement; provided, however, that any such information that is material and non-public or access has previously been made available to Ryerson or Olympic Steel, as applicable, or is made available to Ryerson or Olympic Steel, as applicable, prior to, or substantially concurrently with, the time such information is made available to such third party (subject to applicable law).

Each of Ryerson and Olympic Steel further agreed that, until the effective time or the valid termination of the merger agreement, it would not, and would cause its respective subsidiaries not to, and direct its representatives not to, directly or indirectly, (i) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement with respect to any competing proposal or any offer or proposal that could lead to a competing proposal, (ii) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by a competing proposal, (iii) terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill agreement entered into by the applicable party in respect of or in contemplation of a competing proposal, other than, with respect to such standstill agreement, to the extent the Ryerson board or the

Olympic Steel board, as applicable, determines in good faith after consultation with its outside legal counsel, that failure to take any of such actions would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law or (iv) propose to do any of the foregoing. Notwithstanding the foregoing, each party and their respective subsidiaries and representatives may in any event (i) seek to clarify and understand the terms and conditions of any proposal, offer, written inquiry or indication of interest from a third party solely to determine whether such proposal, offer, written inquiry or indication of interest constitutes or would reasonably be expected to lead to a superior proposal and (ii) inform such third party that has made or, to the knowledge of such party, as applicable, is considering making a competing proposal of the provisions of the merger agreement in respect of such proposals.

A “competing proposal” with respect to a party means, other than the transactions contemplated by the merger agreement, any bona fide written proposal, offer, written inquiry, or indication of interest from a third party relating to (i) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving Ryerson or Olympic Steel, or any of its respective subsidiaries, as applicable, (ii) the acquisition (whether by merger, consolidation, equity investment, joint venture, lease or otherwise) by any person (or group of persons) of any business or assets of Ryerson or Olympic Steel and their respective subsidiaries that generated 20% or more of the consolidated revenues, net income, or assets of Ryerson or Olympic Steel, and its respective subsidiaries, as determined on a book-value or fair-market-value basis in good faith by the Ryerson board or the Olympic Steel board, as applicable, (iii) the purchase or acquisition, in any manner, directly or indirectly, by any person (or group of persons) of 20% or more of the issued and outstanding shares of Ryerson common stock or Olympic Steel common stock or any other equity interests in Ryerson or Olympic Steel, (iv) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any person (or group of persons) beneficially owning 20% or more of the shares of Ryerson common stock or Olympic Steel common stock or any other equity interests of Ryerson, Olympic Steel or any of its respective subsidiaries, (v) any sale, lease, exchange, transfer, license (other than license in the ordinary course of business), acquisition or disposition of 20% or more of the consolidated assets of Ryerson or Olympic Steel or any of their respective subsidiaries (measured by the fair market value thereof), or (vi) any combination of the foregoing.

A “superior proposal” with respect to a party means a competing proposal (except the references therein to “20%” will be replaced by “50%”) made by a third party that did not otherwise result from a breach of the non-solicitation provisions in the merger agreement, and which in the good faith judgment of the Ryerson board or Olympic Steel board, as applicable, after consultation with its outside financial advisors as to financial matters and outside legal counsel taking into account the various legal, financial and regulatory aspects of the competing proposal, including its financing terms, the conditionality, the timing, and likelihood of the consummation of such competing proposal and the third party making such competing proposal, (i) in addition to such other factors as the Ryerson board or the Olympic Steel board, as applicable, considers appropriate, (ii) if consummated, would result in a transaction that is more favorable to the Ryerson stockholders or the Olympic Steel shareholders, as applicable, from a financial point of view, than the merger (after giving effect to all adjustments or modifications to the terms thereof which may be agreed by the other party pursuant to the merger agreement and the payment of any termination fee) and (iii) if a cash transaction (in whole or in part), financing for which is then fully committed or reasonably determined to be available.

The merger agreement requires that Ryerson and Olympic Steel, as applicable, promptly, and in any event no later than 24 hours, after such party receives (i) any competing proposal, (ii) any request for non-public information relating to Ryerson or Olympic Steel or its respective subsidiaries, other than requests unrelated to a competing proposal, or (iii) any inquiry or request for discussions or negotiations regarding any potential competing proposal, to notify the other party of any of the foregoing occurrences, the identity of the party making such request and provide an unredacted copy of such competing proposal (or where no such copy is available, a reasonably detailed description of such request, inquiry or competing proposal, including the identity of the person making such request, inquiry or competing proposal) and any material modifications to such request, inquiry or competing proposal. Each party will keep the other party reasonably informed of the status of any request, inquiry or competing proposal, and any material developments with respect thereto. Each party will also promptly (and in any event within 24 hours) notify the other party if it determines to begin providing information or to engage in discussions or negotiations concerning a competing proposal.

Changes of Recommendation

Each of the Ryerson board and the Olympic Steel board has agreed that it will not (i) withhold, withdraw, amend, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to the other party, the approval, determination of advisability or recommendation by such board with respect to the transactions contemplated by the merger agreement, as applicable, (ii) fail to include the Ryerson board recommendation or the Olympic Steel board recommendation, as applicable, in this joint proxy statement, (iii) approve, adopt, or recommend, or announce publicly an intent to approve, determine to be advisable or recommend any competing proposal, or (iv) if requested by Ryerson or Olympic Steel, as applicable (which request may not be made more than two times in respect of any specific competing proposal), fail to issue within ten business days after a competing proposal is announced (and in no event later than one business day prior to the date of the Olympic Steel special meeting or the Ryerson special meeting, as applicable), a press release reaffirming such board’s recommendation (each, a “Ryerson adverse recommendation change” or an “Olympic Steel adverse recommendation change,” as applicable).

At any time prior to obtaining the applicable stockholder approval, the Ryerson board or the Olympic Steel board, may make a Ryerson adverse recommendation change or an Olympic Steel adverse recommendation change, as applicable, or, in the case of Olympic Steel only, terminate the merger agreement to enter into a definitive written agreement providing for the consummation of a superior proposal pursuant to Olympic Steel’s termination rights if (i) the Ryerson board or the Olympic Steel board, as applicable, has determined in good faith, after consultation with its outside financial advisors as to financial matters and outside legal counsel, that such competing proposal constitutes a superior proposal, (ii) the Ryerson board or the Olympic Steel board, as applicable, provides the other party five business days prior written notice of its intention to take such action, (iii) during the five business days following such written notice, if requested by the other party, the Ryerson board or the Olympic Steel board, as applicable, and its representatives have negotiated in good faith with the other party and its representatives regarding any revisions to the terms of the transactions contemplated by the merger agreement proposed by the other party in response to such competing proposal and (iv) at the end of the five business day period described in clause (iii), the Ryerson board or the Olympic Steel board, as applicable, concludes in good faith, after consultation with its outside legal counsel and, as to financial matters, its financial advisors (and taking into account any adjustments or modifications to the merger agreement agreed to be made pursuant to the foregoing clause (iii)), that the competing proposal continues to be a superior proposal and, after consultation with its outside legal counsel, that the failure to make a Ryerson adverse recommendation change or an Olympic Steel adverse recommendation change, as applicable, would be inconsistent with its directors’ fiduciary duties to their stockholders or shareholders, respectively, under applicable law. Any material amendment or modification to any competing proposal requires an additional notice to the other party and the negotiation period described in clause (iii) above will be extended an additional two business days from the date of receipt of such additional notice.

In addition, at any time prior to obtaining the relevant stockholder approval, the Ryerson board or the Olympic Steel board, as applicable, may make a Ryerson adverse recommendation change or an Olympic Steel adverse recommendation change, as applicable, if (i) such board determines that an intervening event has occurred and (ii) such board determines in good faith, after consultation with outside legal counsel, that the failure to make a Ryerson adverse recommendation change or an Olympic Steel adverse recommendation change, as applicable, in response to such intervening event would reasonably be expected to be inconsistent with the directors’ fiduciary duties to their stockholders or shareholders, respectively, under applicable law; provided that (a) the Ryerson board or the Olympic Steel board, as applicable, has given the other party at least five business days’ prior written notice of its intention to take such action and specifying in reasonable detail the circumstances related to such determination and (b) prior to effecting a Ryerson adverse recommendation change or an Olympic Steel adverse recommendation change, the applicable party has negotiated in good faith with the other party and its representatives during such notice period (to the extent such other party wishes to negotiate) to enable such other party to revise the terms of the merger agreement, such that the failure to make a Ryerson adverse recommendation change or an Olympic Steel adverse recommendation change, as applicable, would be inconsistent with its directors’ fiduciary duties to their stockholders or shareholders, respectively, under applicable law.

An “intervening event” with respect to a party means any material event, development or change in circumstances that first occurs, arises or becomes known to Ryerson or Olympic Steel, as applicable, or its respective board, after the date of the merger agreement that (i) was not known or reasonably foreseeable as of the date of the merger agreement (or, if known or reasonably foreseeable, the magnitude or consequences of which were not known or reasonably foreseeable as of the date of the merger agreement), (ii) did not arise out of a material breach of the merger agreement, and (iii) does not relate to a competing proposal or superior proposal or any inquiry or communications or matters related thereto.

Preparation of Joint Proxy Statement/Prospectus and Registration Statement

Each of Ryerson and Olympic Steel agreed to furnish all information as may be reasonably requested by the other party in connection with the preparation, filing and distribution of the registration statement, of which this joint proxy statement/prospectus forms a part. Each party has also agreed to use its reasonable best efforts to have the registration statement, of which this joint proxy statement/prospectus forms a part, declared effective as promptly as practicable after such filing (including by responding to comments of the SEC), and Ryerson agreed to use its reasonable best efforts to keep the registration statement, of which this joint proxy statement/prospectus forms a part, effective as long as is necessary to consummate the merger. Each of Ryerson and Olympic Steel has agreed to use its reasonable best efforts to cause this joint proxy statement to be mailed to its respective stockholders or shareholders as promptly as practicable after the registration statement, of which this joint proxy statement/prospectus forms a part, shall have become effective.

If at any time prior to the effective time any information relating to Ryerson or Olympic Steel, or any of their respective affiliates, directors or officers, should be discovered by Ryerson or Olympic Steel, which should be set forth in an amendment or supplement to either the registration statement, or this joint proxy statement/prospectus, so either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information will promptly notify the other party and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by law, disseminated to the Ryerson stockholders and the Olympic Steel shareholders.

Each party has agreed to provide the other party and its legal counsel with copies of any written comments, and will inform the other party of any oral comments, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the registration statement or this joint proxy statement/prospectus promptly after receipt of such comments, and any written or oral responses thereto. Each party and their respective counsel will be given a reasonable opportunity to review any such written responses, and each party will give due consideration to the additions, deletions or changes suggested thereto by the other party and their respective counsel. Neither party will submit any such written responses without receiving the approval of the other party (e-mail being sufficient) (such approval will not be unreasonably withheld, conditioned or delayed).

Special Meetings

Ryerson Special Meeting

As soon as practicable following the date on which the registration statement, of which this joint proxy statement/prospectus forms a part, is declared effective by the SEC, Ryerson will duly call and give notice of and convene and hold the Ryerson special meeting, in accordance with applicable law and the Ryerson certificate of incorporation and Ryerson bylaws, for the purpose of seeking the approval of the Ryerson issuance proposal. At such Ryerson special meeting, Ryerson may seek approval for other ancillary matters, including certain changes to Ryerson’s organizational documents in respect of officer exculpation.

Ryerson may postpone or adjourn the Ryerson special meeting (i) if a quorum has not been established, (ii) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure, (iii) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite approval of the Ryerson issuance proposal would not otherwise be obtained, or (iv) if required by applicable law. However, the Ryerson special meeting will not, in any case, be postponed or adjourned for more than 10 business days in the aggregate from the originally scheduled date of the Ryerson special meeting without the prior written consent of Olympic Steel.

Ryerson will, upon the reasonable request of Olympic Steel, advise Olympic Steel with reasonable frequency prior to the date of the Ryerson special meeting as to the aggregate tally of proxies received by Ryerson with respect to the approval of the Ryerson issuance proposal.

Unless the Ryerson board has made a Ryerson adverse recommendation change, Ryerson will include the Ryerson board recommendation in the joint proxy statement, use its reasonable best efforts to solicit from its stockholders proxies in favor of the Ryerson issuance proposal, use its reasonable best efforts to take all other action necessary or advisable to secure the Ryerson stockholder approval and otherwise comply in all material respects with applicable law with respect to the Ryerson special meeting.

Olympic Steel Special Meeting

As soon as practicable following the date on which the registration statement, of which this joint proxy statement/prospectus forms a part, is declared effective by the SEC, Olympic Steel will duly call and give notice of and convene and hold the Olympic Steel special meeting, in accordance with applicable law and the Olympic Steel articles of incorporation and the Olympic Steel code of regulations, for the purpose of seeking the approval of the Olympic Steel merger proposal and other ancillary matters with respect thereto.

Olympic Steel may postpone or adjourn the Olympic Steel special meeting (i) if a quorum has not been established, (ii) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure, (iii) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite approval of the Olympic Steel merger proposal would not otherwise be obtained, or (iv) if required by applicable law. However, the Olympic Steel special meeting will not, in any case, be postponed or adjourned for more than ten business days in the aggregate from the originally scheduled date of the Olympic Steel special meeting without the prior written consent of Ryerson.

Olympic Steel will, upon the reasonable request of Ryerson, advise Ryerson with reasonable frequency prior to the date of the Olympic Steel special meeting as to the aggregate tally of proxies received by Olympic Steel with respect to the approval of the Olympic Steel merger proposal.

Unless the Olympic Steel board has made an Olympic Steel adverse recommendation change, Olympic Steel will include the Olympic Steel board recommendation in the joint proxy statement, use its reasonable best efforts to solicit from its shareholders proxies in favor of the Olympic Steel merger proposal, and to use its reasonable best efforts to take all other action necessary or advisable to secure the Olympic Steel shareholder approval and to otherwise comply in all material respects with applicable law with respect to the Olympic Steel shareholder meeting.

Timing of Special Meetings

Olympic Steel and Ryerson have agreed to use their reasonable best efforts to set the record dates for, and to hold the Olympic Steel special meeting and the Ryerson special meeting on the same day and at the same time.

In the event that either Olympic Steel will have postponed or adjourned the Olympic Steel special meeting or Ryerson will have postponed or adjourned the Ryerson special meeting, the other party shall be entitled to delay its meeting for the same number of days or otherwise until the same date as such adjourned or postponed meeting.

Access to Information

Upon reasonable notice, each of Ryerson and Olympic Steel has agreed to afford to the other party and its representatives reasonable access during normal business hours upon reasonable advance notice, during the period prior to the effective time, to all its properties, books, contracts and records and its officers, key employees and representatives. During such period, Ryerson and Olympic Steel have agreed to furnish promptly to the other party consistent with its obligations under applicable law, all other information concerning its business, properties and personnel as the other party may reasonably request, in each case, solely to the extent required for consummation of the transactions contemplated by the merger agreement (including the merger) and integration planning purposes; provided, however, that none of Ryerson or Olympic Steel or any of their respective subsidiaries or representatives will be required to provide access to or disclose information where such information or access would, in the reasonable judgment of such party, (i) breach any agreement with any third party, (ii) constitute a waiver of the attorney-client or other privilege held by such party or (iii) otherwise violate any applicable law; provided, further, that none of Ryerson or Olympic Steel or any of their respective subsidiaries or representatives will be allowed access for the purposes of conducting Phase II environmental site assessment or other sampling or intrusive investigations with respect to their respective properties without the prior consent of the other party; and, provided, further that in no event shall either party be required under the merger agreement to provide the other party or its representatives any data or information in any format other than in the form that it exists, or to otherwise manipulate or reconfigure any data or information regarding such party and its subsidiaries or any of its or their assets, financial performance or conditions or operations. In the event that any of the restrictions in clauses (i) through (iii) of the foregoing sentence apply, each party will advise the other party of the subject matter of any such information that cannot be disclosed, and the parties will use their reasonable best efforts to make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable laws.

HSR and Other Regulatory Approvals

The parties have agreed to make any filings required to be made pursuant to the HSR Act or other applicable antitrust laws, foreign investment laws, or foreign subsidies laws with respect to the transactions contemplated by the merger agreement as promptly as practicable and to supply as promptly as practicable to the appropriate governmental entities any additional information and documentary material that may be requested by such governmental entities pursuant to the HSR Act or such other applicable antitrust laws or foreign investment laws. All such antitrust or foreign investment filings to be made shall be made in substantial compliance with the requirements of the HSR Act and such other applicable antitrust laws, foreign investment laws, or foreign subsidies laws, as applicable.

Olympic Steel, Ryerson and Ryerson Merger Sub have agreed to use reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper and advisable to consummate and make effective the transactions contemplated by the merger agreement, including using their reasonable best efforts to obtain, or cause to be obtained, all waivers, permits, consents, approvals, authorizations, qualifications and orders of all governmental entities and parties to contracts with Olympic Steel, Ryerson or any of their respective subsidiaries that may be or become necessary for the performance of obligations pursuant to the merger agreement and the consummation of the transactions contemplated by the merger agreement.

The parties have agreed to use reasonable best efforts to take any and all steps necessary to obtain approval of the consummation of the transactions contemplated by the merger agreement by any governmental entity, including taking all steps necessary to avoid or eliminate each and every legal impediment under any applicable state, federal, foreign or supranational antitrust, competition, fair trade or similar law that may be asserted by any governmental entity so as to enable the parties to close the transactions contemplated by the merger agreement as promptly as practicable, and in any event prior to the outside date to obtain such approvals and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other law in any suit or other action, arbitration, or litigation, which could otherwise have the effect of delaying beyond the outside date or preventing the consummation of any of the transactions contemplated by the merger agreement.

Notwithstanding the foregoing or any other provision of the merger agreement, neither Ryerson nor Olympic Steel nor any of their respective subsidiaries are required to (or permitted to without the written consent of the other party) agree to any sale, transfer, license, separate holding, divestiture or other disposition of, or to any prohibition of or any limitation on the acquisition, ownership, operation, effective control or exercise of full rights of ownership, or other modification of rights in respect of, any assets or businesses, or otherwise modify any business practice or contractual relationship (such consent to be granted or withheld in such other party’s sole discretion), (each, a “remedial action”) unless such remedial action, individually or in the aggregate with all remedial actions, would be immaterial to Ryerson and its subsidiaries (including the surviving company), taken as a whole.

The parties have agreed to cooperate and assist one another in good faith in connection with preparation and making of the filings and, if requested, amending or furnishing additional information thereunder, and in seeking, as promptly as reasonably practicable, to obtain all such waivers, permits, consents, approvals, authorizations, qualifications and orders. The parties also have agreed to use their reasonable best efforts to cooperate with and assist each other in good faith to provide or cause to be provided promptly to the other party all necessary information and reasonable assistance as any governmental entity may from time to time require of such party in connection with obtaining the relevant waivers, permits, consents, approvals, authorizations, qualifications, orders or expiration of waiting periods in relation to such filings or in connection with any other review or investigation of the transactions contemplated by the merger agreement by a governmental entity pursuant to the HSR Act or other applicable antitrust laws, foreign investment laws or foreign subsidies laws and provide or cause to be provided promptly all commercially reasonable assistance and cooperation to allow the other party to prepare and submit any such filings or submissions required to be submitted under the HSR Act or other applicable antitrust laws, foreign investment laws or foreign subsidies laws, including providing to the other party any information that the other party may from time to time reasonably require for the purpose of any filing with, notification to, application with, or request for further information made by, any governmental entity in respect of any such filing.

To the extent permitted by applicable law, the parties have agreed to keep each other apprised of the content and status of any substantive communications with, and substantive communications from, any governmental entity with respect to the transactions contemplated by the merger agreement, including promptly notifying the other party of any substantive communication it receives from any governmental entity relating to any review or investigation of the transactions contemplated by the merger agreement under the HSR Act or other applicable antitrust laws, foreign investment laws, or foreign subsidies laws and provide advance notice of, and permit representatives of the other party to be present and participate at, each substantive meeting or teleconference relating to any review or investigation of the transactions contemplated by the merger agreement under the HSR Act or other applicable antitrust laws, foreign investment laws or foreign subsidies laws; provided, further, that each party shall consult with the other party in advance in connection with any argument, opinion or proposal to be made or submitted to any governmental entity in such meetings or teleconferences. To the extent permitted by applicable Law, the parties have agreed to use their reasonable best efforts to cause their respective representatives to, provide each other with copies of all correspondence, filings or communications between them or any of their respective representatives, on the one hand, and any governmental entity or members of its staff, on the other hand, with respect to the merger agreement and the transactions contemplated by the merger agreement; provided, however, that materials may be redacted as necessary to comply with any contract or laws; and as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

The parties have agreed to not (and agreed to cause their subsidiaries to not) acquire or agree to acquire any other person or business or any assets or properties of any other person if such acquisition would reasonably be expected to materially impede, or prevent the expiration or termination of the waiting period under the HSR Act, receipt of any approval or clearance under any other applicable antitrust laws, foreign investment laws, or foreign subsidies laws, or the closing.

Employee Matters

Ryerson has agreed to provide each employee of Olympic Steel and its subsidiaries who does not provide services pursuant to a collective bargaining agreement and who continues employment with Ryerson or any of its subsidiaries following the effective time (each, a “continuing employee”), subject to continued employment with Ryerson or any of its subsidiaries and with the following:

•

for a period beginning on the closing date and ending on the first anniversary of the closing date (i) an annual base salary or hourly wage rate that is not less than the annual base salary or hourly wage rate for which such continuing employee was eligible immediately prior to the effective time and (ii) a short-term annual cash incentive opportunity that is not less than the short-term annual cash incentive opportunity (including annual cash bonus programs and commissions) for which such continuing employee was eligible immediately prior to the effective time, and except to the extent otherwise agreed to with Ryerson or one of its subsidiaries and the applicable continuing employee, if the effective time occurs after January 1, 2026 but prior to the grant of any phantom stock awards to such continuing employee as permitted pursuant to the merger agreement, during the period beginning on the closing and ending on December 31, 2026, a long-term incentive opportunity with a grant date fair value that is substantially comparable to the grant date fair value of the phantom stock awards for which such continuing employee was eligible immediately prior to the effective time, as applicable (excluding any change-of-control, transaction or one-time special bonus opportunities (including any retention agreements)).

For a period beginning on the closing date and ending on the earlier of the first anniversary of the closing and December 31, 2026:

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retirement, health and welfare and other benefits (excluding equity-based compensation, cash-based incentive compensation (such as cash bonuses or commissions), specific performance goals for any cash-based compensation program, long-term incentive, defined benefit arrangements, nonqualified deferred compensation, change-of-control, transaction or one-time special bonus opportunities (including any retention agreements) and post-retirement or retiree health and welfare arrangements (together, the “excluded benefits”)) that are, in Ryerson’s sole discretion, substantially comparable to either those provided to similarly situated employees of Ryerson and its subsidiaries or those provided to such continuing employee immediately prior to the closing date (in each case, excluding the excluded benefits).

From and after the effective time, Ryerson will, or will cause its subsidiaries to:

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use commercially reasonable efforts to give credit to continuing employees under each of their respective employee benefit plans, programs and arrangements (the “post-closing plans”) offered to continuing employees for all service prior to the effective time with Olympic Steel or its subsidiaries, as applicable, or any predecessor employer (to the extent that such credit was given by Olympic Steel or any of its subsidiaries, as applicable) for purposes of vesting, level of benefit accrual and eligibility to participate under each applicable Ryerson benefit plan made available to continuing employees after the closing to the same extent and for the same purposes such service was recognized immediately prior to the closing by Olympic Steel and its subsidiaries under an analogous plan, as if such service has been performed with Ryerson except for (i) benefit accrual under defined benefit pension plans, any non-qualified deferred compensation plan, for purposes of qualifying for subsidized early retirement benefits or for purposes of any retiree health or welfare plans or arrangements, (ii) to the extent it would result in a duplication of benefits, (iii) to the extent that such service is not recognized under such Ryerson benefit plan for other employees of Ryerson or its subsidiaries and (iv) for purposes of any new equity or equity-based compensation plan, program, agreement or arrangement, in either case; and

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to the extent that continuing employees do not continue to participate in Olympic Steel benefit plans in place immediately prior to the closing, for the purposes of each post-closing plan that provides health or welfare benefits to any continuing employee and his or her dependents, for the plan year in which the effective time occurs, Ryerson will use commercially reasonable efforts to and cause its subsidiaries to use its commercially reasonable efforts to (i) cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements of such post-closing plan to be waived for such continuing employee and his or her covered dependents, to the extent any such waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements were satisfied, waived or were inapplicable under the comparable Olympic Steel benefit plan, and (ii) credit each continuing employee with all deductible payments, co-payments and other out-of-pocket expenses incurred by such continuing employee and their covered dependents prior to the effective time under an Olympic Steel benefit plan during the plan year in which the effective time occurs for the purpose of determining the extent to which such continuing employee has satisfied the deductible, co-payments, or maximum out-of-pocket requirements applicable to such continuing employee and his or her covered dependents for such plan year under any post-closing plan, as if such amounts had been paid in accordance with such plan.

Olympic Steel shall take all action necessary to amend each Olympic Steel benefit plan that is intended to qualify as a cash deferred arrangement under Section 401(k) of the Code, effective as of the closing, to the extent necessary to limit participation to employees of Olympic Steel and to exclude all employees of Ryerson and its subsidiaries (other than Olympic Steel and its subsidiaries) from participation in such plan. Ryerson and Olympic Steel have agreed to reasonably cooperate in satisfying all legal or contractual requirements to provide notice to, or carry out any information and/or consultation procedure with, any employee or groups of employees of Olympic Steel, Ryerson or any of their respective subsidiaries, or any union which is representing any employee of Olympic Steel, Ryerson or any of their respective subsidiaries in connection with the transactions contemplated by the merger agreement.

Ryerson and Olympic Steel have each agreed to make available certain plan documents and related agreements, notices and testing results within 30 days of the date of the merger agreement.

In order to promote retention and incentivize employees to consummate the merger, Olympic Steel retained the right to establish a retention program with a pool of up to $1 million in the aggregate, under which Olympic Steel may make cash awards to employees other than any senior executive who participates in the Olympic Steel Key Employee Severance Plan (provided that no single award to an employee will equal more than 25% of such employee’s base salary). The amounts payable under the program will generally vest and be paid on or following the twelve (12) month anniversary of the effective time, generally subject to the recipient’s continued employment through such date.

Cooperation as to Integration

Each of Ryerson and Olympic Steel has agreed to use, and to cause each of its respective representatives to use, its reasonable best efforts, subject to applicable laws, to cooperate with the other party in connection with planning the integration of the business operations of Ryerson and Olympic Steel.

Indemnification; Directors’ and Officers’ Insurance

Ryerson has agreed that it will, and will cause the surviving corporation to, from and after the effective time, indemnify, defend and hold harmless, and advance expenses as incurred, to the fullest extent permitted under (i) applicable law, (ii) Olympic Steel’s (or its subsidiaries’) organizational documents in effect as of the date of the merger agreement, and (iii) any contract of Olympic Steel in effect as of the date of the merger agreement, each person who is currently, or was prior to the effective time a director or officer of Olympic Steel or any of its subsidiaries, or was serving at the request of Olympic Steel as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of a trust, in each case, in which Olympic Steel or any of its subsidiaries owns any equity interests, properties or assets against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time, including in connection with the merger agreement or the transactions contemplated thereby.

Ryerson has agreed that all rights to exculpation, indemnification or advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring prior to the effective time (including in connection with the merger agreement or the transactions contemplated thereby) existing in favor of an indemnified person as provided in Olympic Steel’s or its respective subsidiaries’ articles of incorporation, code of regulations or other organizational documents will survive the merger and will continue in full force and effect in accordance with their terms. For a period of no less than six years from the effective time, Ryerson will cause the surviving corporation and its subsidiaries to, and the surviving corporation will and will cause its subsidiaries to, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the organizational documents of Olympic Steel or such subsidiary, in effect as of the date of the merger agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any indemnified person; provided, however, that all rights to exculpation, indemnification and expenses in respect of any proceeding pending or asserted or any claim within such period will continue until the final disposition of such proceeding.

For six years from and after the effective time, Ryerson will maintain for the benefit of the indemnified persons, director’s and officer’s insurance policies that provide coverage for events occurring prior to the closing date (the “D&O insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of Olympic Steel, or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, in no event will the aggregate cost of such directors’ and officers’ liability insurance exceed 300% of the last annual premium paid by Olympic Steel prior to the date of the merger agreement, and if the requisite coverage is not available for an annual premium less than or equal to 300% of such last annual premium, then Ryerson is nevertheless required to provide such coverage as may be obtained for 300% of such last annual premium. These provisions will be deemed to have been satisfied if prepaid “tail” policies have been obtained by Olympic Steel prior to the effective time, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the effective time, including in respect of the transactions contemplated by the merger agreement.

Each party agrees that (i) Ryerson and the surviving corporation will be indemnitors of first resort with respect to all indemnification obligations of Ryerson and the surviving corporation (i.e., their obligations to the applicable indemnitee are primary, and any obligation of any other person to advance expenses or to provide indemnification and/or insurance for the same expenses or liabilities incurred by such indemnitee are secondary) and (ii) Ryerson and the surviving corporation irrevocably waive, relinquish or release any other person from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof.

In the event that, prior to the sixth anniversary of the effective time, Ryerson or the surviving corporation or any of its successors or assignees after the effective time (i) consolidates with or merges into any other person and Ryerson or the surviving corporation, as applicable, is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, in each such case, Ryerson has agreed to make proper provisions so that the successors and assigns of Ryerson or the surviving corporation, as the case may be, will assume the indemnification, insurance coverage and expense advancement obligations set forth in the merger agreement.

Transaction Litigation

In the event of any litigation brought by Ryerson stockholders or Olympic Steel shareholders or in the name of Ryerson or Olympic Steel against Ryerson or Olympic Steel in connection with the transactions contemplated by the merger agreement subject to entry into a customary joint defense agreement, each of Ryerson and Olympic Steel has agreed to provide the other party the opportunity to participate, at its own cost and expense, in the defense of such litigation. Each of Ryerson or Olympic Steel, as applicable, has agreed that it will not compromise or settle any such litigation without the prior written consent of the other party, which consent may not be unreasonably withheld, conditioned or delayed, provided that either Ryerson or Olympic Steel may compromise, settle or come to an agreement regarding any litigation brought by stockholders of Ryerson or shareholders of Olympic Steel or in the name of Ryerson or Olympic Steel against Ryerson or Olympic Steel, as applicable, and/or their respective directors relating to the transactions contemplated by the merger agreement, including the merger, if each of the following conditions are met: (i) the resolution of such litigation requires payments from Ryerson or Olympic Steel in excess of an agreed upon amount, or the provision of disclosures to the stockholders, shareholders or the applicable party (which disclosure shall be subject to the other party’s review and comments, which reasonable comments either party shall consider in good faith); (ii) the settlement provides for no injunctive relief; (iii) the settlement provides that the applicable party is released from all liability in connection therewith; and (iv) none of Ryerson, Merger Sub and Olympic Steel, and their respective subsidiaries and representatives are required to admit any wrongdoing as part of the settlement.

Public Announcements

Neither party may issue any public release or announcement regarding the merger that is not substantially similar with prior public releases or disclosures made by either party in compliance with the merger agreement, except to the extent such announcement or other disclosure is required by applicable law or the rules or regulations of any securities exchange or regulatory or governmental body to which the relevant party is subject. However, in the case of any such required disclosure, each party must use its reasonable best efforts to allow the other party a reasonable time to comment on such release or announcement in advance of such issuance. The foregoing restrictions do not apply to any public release or announcement made or proposed to be made by Ryerson or Olympic Steel, as applicable, in connection with a competing proposal, a superior proposal, a change in board recommendation, an intervening event or any action taken pursuant thereto or in connection with any disputes between the parties.

Notice of Certain Matters

Olympic Steel and Ryerson have agreed to promptly provide each other notice if any of the following occur after the date of the merger agreement: (i) receipt of certain notices or other communications in writing from any person alleging that the consent or approval of such person is or may be required in connection with the transactions contemplated by the merger agreement (however, with respect to persons other than governmental entities, notice is only required if the failure to obtain such consent would or would reasonably be expected to materially impair or delay the closing or be material to the party receiving such communication and its subsidiaries, taken as a whole); (ii) receipt of any notice or other communication from any governmental entity or the NYSE or Nasdaq in connection with the transactions contemplated by the merger agreement; or (iii) such party becoming aware of the occurrence of an event that would reasonably be expected to prevent or delay beyond the initial outside date the closing or that would reasonably be expected to result in any of the conditions to closing not being satisfied.

Section 16 Matters

Ryerson and Olympic Steel have agreed to take all such steps as may be reasonably required prior to the effective time to cause any dispositions of Olympic Steel common stock (including derivative securities with respect to Olympic Steel common stock) or acquisitions of Ryerson common stock (including derivative securities with respect to Ryerson common stock) resulting from the merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Olympic Steel to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Stock Exchange Listing and Delisting

Ryerson and Olympic Steel will cooperate and use their respective reasonable best efforts to cause the delisting of shares of Olympic Steel common stock from Nasdaq and the deregistration of such shares under the Exchange Act as promptly as practicable following the closing in compliance with applicable law.

Ryerson will use its reasonable best efforts to cause the shares of Ryerson common stock to be issued in connection with the merger (including shares of Ryerson common stock to be reserved upon exercise of Ryerson stock options) to be approved for listing on the NYSE, subject to official notice of issuance, prior to the effective time. Prior to the closing, Ryerson will submit a listing application with NYSE (the “NYSE listing application”) with respect to such shares of Ryerson common stock. Ryerson will use its reasonable best efforts to have the NYSE listing application approved (subject to official notice of issuance) as promptly as practicable after such submission (including by responding to comments of NYSE). Each of Ryerson and Olympic Steel will furnish all information as may be reasonably requested by the other party in connection with any such action and the preparation and submission of the NYSE listing application. No submission of, or amendment or supplement to, the NYSE listing application will be made by any party without providing the other parties with a reasonable opportunity to review and comment thereon and Ryerson giving due consideration to the reasonable additions, deletions or changes suggested by Olympic Steel and its legal counsel. In addition, each party agrees to provide the other party and its legal counsel with copies of any written comments or requests and shall inform the other party of any oral comments or requests, that such party or its counsel may receive from time to time from NYSE or its staff with respect to the NYSE listing application promptly after receipt of such comments or requests, and any written or oral responses thereto. Each party and their respective counsel shall be given a reasonable opportunity to review any such written responses and each party shall give due consideration to the additions, deletions or changes suggested thereto by the other party and their respective counsel.

Financing and Indebtedness

Between the date of the merger agreement and the closing date, each of Ryerson and Olympic Steel has agreed to reasonably cooperate to mutually develop and determine an optimal global financing structure for Ryerson and its subsidiaries from and after the closing, and to use reasonable best efforts to implement any necessary, appropriate or desirable arrangements in anticipation of the consummation of the merger and taking into account the expected post-closing operations and characteristics and terms of the existing indebtedness, regarding each party’s and its subsidiaries’ credit agreements, or other documents governing or relating to indebtedness of the parties and their subsidiaries, including arrangements by way of amendments, consents, payoff (or similar action), new financing or otherwise with respect to refinancing or retaining a party’s or its subsidiaries’ credit facilities (or similar indebtedness).

Tax Matters

Prior to and following the effective time, Olympic Steel, Ryerson and Merger Sub will use their reasonable best efforts, and will cause their respective subsidiaries to use their reasonable best efforts, to take or cause to be taken, and not knowingly fail to take, any action necessary for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including (i) by using reasonable best efforts to refrain from any action that such party knows, or is reasonably expected to know, is reasonably likely to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) by not taking any tax reporting position inconsistent with treatment of the merger as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal (and applicable U.S. state and local and non-U.S.) income tax purposes, unless otherwise required by a change in applicable tax law after the date of the merger agreement or a “determination” within the meaning of Section 1313(a) of the Code (or any comparable, analogous or similar provision of U.S. state or local or non-U.S. law). Ryerson, on the one hand, and Olympic Steel, on the other hand, will use reasonable best efforts to promptly notify the other party if, at any time before the effective time, it has knowledge of any facts, agreements, plans or other circumstances that would reasonably be expected to prevent, cause a failure of, or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Ryerson, Merger Sub and Olympic Steel will each reasonably cooperate with one another and their respective counsel and use reasonable best efforts to cause the delivery of (i) a written opinion from Willkie Farr & Gallagher LLP (or other nationally recognized tax counsel reasonably acceptable to Olympic Steel and Ryerson) to Ryerson (the “Ryerson tax opinion”) and (ii) a written opinion from Jones Day (or other nationally recognized tax counsel reasonably acceptable to Olympic Steel and Ryerson) to Olympic Steel (the “Olympic Steel tax opinion”), each based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Ryerson and Olympic Steel will execute and deliver to Willkie Farr & Gallagher LLP or Jones Day (or other nationally recognized tax counsel reasonably acceptable to Olympic Steel and Ryerson), as applicable, a tax representation letter in agreed form, dated as of the date of such opinions and signed by an officer of Olympic Steel or Ryerson and Merger Sub, as applicable. Ryerson and Olympic Steel will provide such other information as reasonably requested by Willkie Farr & Gallagher LLP or Jones Day (or other nationally recognized tax counsel reasonably acceptable to Olympic Steel and Ryerson), as applicable, for purposes of rendering the Ryerson tax opinion or the Olympic Steel tax opinion, as applicable.

Dividends

Until the earlier of the effective time and the termination of the merger agreement, neither Ryerson nor Olympic Steel may make, declare or set aside any dividend or other distribution to their stockholders and shareholders, respectively, without the prior written consent of the other party. However, each of Olympic Steel and Ryerson are permitted to pay regular quarterly dividends in accordance with past practice and made solely out of such party’s cash on hand prior to the effective time, in the case of Olympic Steel up to $0.16 per share of Olympic Steel common stock per calendar quarter, and in the case of Ryerson, up to $0.1875 per share of Ryerson common stock per calendar quarter. The parties have further agreed to cooperate such that, and Ryerson will ensure that, any such permitted dividend authorized by Ryerson having a record date in the calendar quarter in which the closing occurs will have the same record date as such permitted dividend with respect to Olympic Steel for such calendar quarter in order to ensure that the Ryerson stockholders and the Olympic Steel shareholders are entitled to receive the same number of such dividends between the date of the merger agreement and the effective time.

Conditions to the Completion of the Merger

Mutual Conditions

Each party’s obligation to consummate the merger is conditioned upon the satisfaction (or waiver by such party) at or prior to the closing of each of the following:

•	Stockholder Approval. The Ryerson issuance proposal has been approved by the Ryerson stockholders, and the Olympic Steel merger proposal has been approved by the Olympic Steel shareholders;

•

NYSE Listing. The shares of Ryerson common stock issuable to Olympic Steel shareholders pursuant to the merger agreement have been approved for listing on the NYSE, subject to official notice of issuance;

•

No Injunctions or Restraints. No governmental entity of competent jurisdiction in which Olympic Steel and its subsidiaries (taken as a whole) or Ryerson and its subsidiaries (taken as a whole) have material assets or material business operations has promulgated, entered, enforced, enacted or issued any law or order which prohibits, restrains or makes illegal the consummation of the merger that is still in effect;

•

Effectiveness of the Registration Statement. The registration statement, of which this joint proxy statement/prospectus forms a part, has been declared effective by the SEC under the Securities Act and is not the subject of any stop order; and

•	Regulatory Approval. Any applicable waiting period (and any voluntary extensions thereof pursuant to any agreement with any governmental entity) under the HSR Act has expired or been terminated.

Additional Conditions to the Obligations of Ryerson and Merger Sub

The obligations of Ryerson and Merger Sub to consummate the merger are subject to the satisfaction or waiver (to the extent permitted by applicable law), at or prior to the closing, of the following conditions:

•

the accuracy of the representations and warranties of Olympic Steel contained in the merger agreement as of the closing date (or, in the case of representations and warranties that address matters only as of a particular date and time, as of such date or time), subject to the materiality standards provided in the merger agreement;

•

Olympic Steel having performed or complied with the covenants and agreements required by the merger agreement to be performed or complied with by it in all material respects, provided that it shall have complied with the covenant regarding indebtedness in all respects;

•

no occurrence since the date of the merger agreement of any change, event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to Olympic Steel;

•

Ryerson having received a certificate of Olympic Steel, dated as of the closing date, signed by an executive officer of Olympic Steel, certifying to the effect that the conditions set forth in the three bullet points directly above have been satisfied; and

•

Ryerson having received a written opinion from qualified counsel dated as of the closing date of the merger, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the merger will qualify for the tax treatment intended by the merger agreement, and such opinion has not been withdrawn or adversely modified.

Additional Conditions to the Obligations of Olympic Steel

The obligation of Olympic Steel to consummate the merger is subject to the satisfaction or waiver (to the extent permitted by applicable law), at or prior to the closing, of the following additional conditions:

•

the accuracy of the representations and warranties of Ryerson contained in the merger agreement as of the closing date (or, in the case of representations and warranties that address matters only as of a particular date and time, as of such date or time), subject to the materiality standards provided in the merger agreement;

•	Ryerson and Merger Sub having performed or complied with the covenants and agreements required by the merger agreement to be performed or complied with by them in all material respects;

•

no occurrence since the date of the merger agreement of any change, event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to Ryerson;

•

Olympic Steel having received a certificate of Ryerson, dated as of the closing date, signed by an executive officer of Ryerson, certifying to the effect that the conditions set forth in the three bullet points directly above have been satisfied; and

•

Olympic Steel having received a written opinion from qualified counsel dated as of the closing date of the merger, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the merger will qualify for the tax treatment intended by the merger agreement, and such opinion has not been withdrawn or adversely modified.

Termination

The merger agreement may be terminated, by mutual written consent of Ryerson and Olympic Steel, at any time prior to the effective time, even after the receipt of the required Ryerson and Olympic Steel shareholder approvals, under the following circumstances:

•	by either Ryerson or Olympic Steel:

•

if, whether before or after any party obtains stockholder approval, any law or final and non-appealable order shall have been promulgated, entered, enforced, enacted or issued by any governmental entity of competent jurisdiction in which Ryerson and its subsidiaries (taken as a whole) or Olympic Steel and its subsidiaries (taken as a whole) have material assets or material business operations, which is in effect and permanently prohibits, restrains, enjoins or makes illegal the consummation of the merger; but such termination right will not be available to any party pursuant to the terms of this bullet whose material breach of any of its obligations under the merger agreement is the primary cause of, or resulted in, the enactment or issuance of any such law or order;

•

if, whether before or after any party obtains stockholder approval, the transactions contemplated by the merger agreement shall not have been consummated by April 28, 2026, except if, as of April 28, 2026, all of the conditions to closing, except for certain conditions related to the HSR Act and other regulatory approvals, have been satisfied or waived (other than conditions that by their nature can only be satisfied on the closing date), then the initial outside date shall automatically be extended to July 28, 2026, unless the parties mutually agree in writing to an earlier extended outside date; but such termination right will not be available to any party pursuant to the terms of this bullet whose material breach of any of its obligations under the merger agreement is the primary cause of, or resulted in, the failure of the closing to occur prior to such date;

•

if the approval of the Olympic Steel merger proposal has not been obtained upon a vote taken thereon at the Olympic Steel special meeting duly convened therefor or at any adjournment or postponement thereof; or

•	if the approval of the Ryerson issuance proposal has not been obtained upon a vote taken thereon at the Ryerson special meeting duly convened therefor or at any adjournment or postponement thereof.

•	by Olympic Steel:

•

if, whether before or after any party obtains stockholder approval, Ryerson breaches or fails to perform any of its representations, warranties or covenants contained in the merger agreement, and such breach is incapable of being cured prior to the outside date or otherwise is not cured by the earlier of (i) 30 days following written notice to Ryerson by Olympic Steel of such breach or (ii) the business day prior to the outside date, and such breach would result in a failure of the Olympic Steel closing conditions relating to the accuracy of Ryerson’s representations and warranties or Ryerson’s and Merger Sub’s compliance with their respective covenants and agreements;

•

prior to the approval of the Ryerson issuance proposal, if (i) the Ryerson board or a committee thereof shall have effected a Ryerson adverse recommendation change or (ii) Ryerson shall have committed a willful and material breach of any of its non-solicitation obligations under the merger agreement; or

•

prior to receipt of the approval of the Olympic Steel merger proposal but not thereafter, in connection with Olympic Steel or any of its subsidiaries entering into a definitive written agreement providing for the consummation of a superior proposal, provided that Olympic Steel has complied in all material respects with its non-solicitation obligations under the merger agreement.

•	by Ryerson:

•

if, whether before or after any party obtains stockholder approval, Olympic Steel breaches or fails to perform any of its representations, warranties or covenants contained in the merger agreement, and such breach is incapable of being cured prior to the outside date or otherwise is not cured by the earlier of (i) 30 days following written notice to Olympic Steel by Ryerson of such breach or (ii) the business day prior to the outside date, and such breach would result in a failure of the Ryerson conditions relating to the accuracy of Olympic Steel’s representations and warranties or Olympic Steel’s compliance with its covenants and agreements; or

•

at any time prior to the approval of the Olympic Steel merger proposal, if (i) the Olympic Steel board or a committee thereof has effected an Olympic Steel adverse recommendation change or (ii) Olympic Steel shall have committed a willful and material breach of certain of its non-solicitation obligations under the merger agreement.

Effect of Termination

In the event of the valid termination of the merger agreement by either Ryerson or Olympic Steel, written notice will be given by the terminating party to the other party specifying the provision pursuant to which such termination is made, and the basis therefor described in reasonable detail. In the event of the valid termination of the merger agreement, the merger agreement will be terminated and will become void and have no effect, without any liability or obligation on the part of Ryerson, Olympic Steel or Merger Sub or their respective subsidiaries, officers, directors or representatives (other than to the extent any termination fees or expenses are payable by any party in connection with such termination). However, neither party will be relieved of any liabilities or damages incurred or suffered (including the loss to Olympic Steel shareholders or Ryerson stockholders, as applicable, of the benefits of the merger) by the other party as a result of a willful and material breach or fraud prior to termination by such party.

Expenses; Termination Fees

Each party shall pay the fees and expenses incurred by it in connection with the merger and other transactions contemplated by the merger agreement, provided, however, that the parties will share equally all fees and expenses in relation to the printing and mailing of this joint proxy statement/prospectus, all SEC filing fees relating to the transactions contemplated by the merger agreement and the filing fees in connection with the regulatory approvals required to be obtained pursuant to the merger agreement. All transfer, documentary, sales, use, stamp, registration and other similar taxes and fees imposed with respect to, or as a result of, the merger shall be borne by Ryerson.

Olympic Steel will be obligated to pay Ryerson a termination fee of $15 million (the “Olympic Steel termination fee”) if:

•

Ryerson terminates the merger agreement because, prior to the approval of the Olympic Steel merger proposal, the Olympic Steel board or a committee thereof effects an Olympic Steel adverse recommendation change or Olympic Steel commits a willful and material breach of any of its non-solicitation obligations under the merger agreement;

•

the merger agreement is terminated because the approval of the Olympic Steel merger proposal is not obtained upon a vote taken at the Olympic Steel special meeting or Olympic Steel breaches its representations, warranties or covenants in a manner that would result in the applicable Ryerson closing conditions not being satisfied and such breach cannot be cured by the outside date, and in any such case, a competing proposal shall have been publicly announced (and not publicly withdrawn) after the date of the merger agreement and prior to the date of the Olympic Steel special meeting, and within 12 months after the date of such termination, a transaction in respect of a competing proposal is consummated or Olympic Steel enters into a definitive agreement in respect of a competing proposal

(for purposes of this termination fee trigger, the references to “15%” in the definition of competing proposal are deemed to mean “50%”); or

•

prior to Olympic Steel’s receipt of the approval of the Olympic Steel merger proposal but not thereafter, Olympic Steel or any of its subsidiaries enters into a definitive written agreement providing for the consummation of a Superior Proposal, provided Olympic Steel complied in all material respects with its non-solicitation obligations.

Ryerson will be obligated to pay Olympic Steel a termination fee of $15 million (the “Ryerson termination fee”) if:

•

Olympic Steel terminates the merger agreement because prior to the approval of the Ryerson issuance proposal, the Ryerson board or a committee thereof effects a Ryerson adverse recommendation change or Ryerson commits a willful and material breach of any of its non-solicitation obligations under the merger agreement; or

•

the merger agreement is terminated because the approval of the Ryerson issuance proposal is not obtained upon a vote taken at the Ryerson special meeting or Ryerson breaches its representations, warranties or covenants in a manner that would result in the applicable Olympic Steel closing conditions not being satisfied and such breach cannot be cured by the outside date, and in any such case, a competing proposal shall have been publicly announced (and not publicly withdrawn) after the date of the merger agreement and prior to the date of the Ryerson special meeting, and within twelve (12) months after the date of such termination, a transaction in respect of a competing proposal is consummated or Ryerson enters into a definitive agreement in respect of a competing proposal (for purposes of this termination fee trigger, the references to “15%” in the definition of competing proposal are deemed to mean “50%”).

The merger agreement requires Olympic Steel to pay Ryerson an amount equal to Ryerson’s out-of-pocket fees, costs and other expenses incurred in connection with the transactions up to a cap of $10 million if the merger agreement is terminated as a result of the failure of the Olympic Steel merger proposal to be approved at the Olympic Steel special meeting, and at such time the approval of the Ryerson issuance proposal has been obtained and, neither the Ryerson board nor a committee thereof, has effected a Ryerson adverse recommendation change. Upon any termination fee becoming payable by Olympic Steel as described above, any expense reimbursement previously paid by Olympic Steel will be credited against the amount of the termination fee.

The merger agreement requires Ryerson to pay Olympic Steel an amount equal to Olympic Steel’s out-of-pocket fees, costs and other expenses incurred in connection with the transactions up to a cap of $10 million if the merger agreement is terminated as a result of the failure of the Ryerson issuance proposal to be approved at the Ryerson special meeting, and at such time, the approval of the Olympic Steel merger proposal has been obtained. Upon any termination fee becoming payable by Ryerson as described above, any expense reimbursement previously paid by Ryerson will be credited against the amount of the termination fee.

Specific Performance

Ryerson and Olympic Steel have agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to specific performance of the terms of the merger agreement, this being in addition to any other remedy to which they are entitled at law or in equity. Olympic Steel’s or Ryerson’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other rights or remedies, including the right to pursue remedies for liabilities or damages incurred or suffered by the other party in the case of a breach of this merger agreement involving a willful and material breach.

No Third Party Beneficiaries

The merger agreement is binding upon and inures solely to the benefit of Ryerson, Olympic Steel and Merger Sub and their respective successors and assigns. Nothing in the merger agreement, express or implied, other than as it relates to the indemnification and insurance in respect of Olympic Steel’s directors and officers, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of the merger agreement.

Amendment

The merger agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective boards at any time prior to the effective time, whether before or after the approval of the Ryerson issuance proposal or the approval of the Olympic Steel merger proposal has been obtained. No amendment can be made after the approval of the Ryerson issuance proposal or the approval of the Olympic Steel merger proposal has been obtained that requires further approval or adoption by the Ryerson stockholders or the Olympic Steel shareholders without such further approval or adoption. The merger agreement may only be amended, modified or supplemented by a signed writing by each of the parties in interest at the time of the amendment.

Governing Law

The merger agreement is governed by, and construed in accordance with, the laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Notwithstanding the foregoing, certain provisions related to the merger itself and the conversion of securities in the merger, including matters related to the filing of the certificate of merger and the effects of the merger, are governed by the ORC. and all matters relating to the fiduciary duties of the Olympic Steel board of directors are governed by and construed in accordance with the laws of the State of Ohio, in each case, without regard to the conflict of law principles thereof that such principles would direct a matter to another jurisdiction.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion addresses the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of shares of Olympic Steel common stock that exchange their shares of Olympic Steel common stock for shares of Ryerson common stock in the merger. The discussion is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as currently in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) and all of which are subject to differing interpretations. This discussion assumes that the merger will be completed in accordance with the merger agreement and as further described in this joint proxy statement/prospectus. Tax considerations arising under foreign, state, or local laws, or U.S. federal laws other than those pertaining to U.S. federal income tax, are not addressed in this joint proxy statement/prospectus.

For purposes of this discussion, the term “U.S. holder” refers to a beneficial owner of Olympic Steel common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any of its political subdivisions;

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) such trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person (as defined in the Code); or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion applies only to U.S. holders of Olympic Steel common stock that hold their shares of Olympic Steel common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete description of all of the tax consequences of the merger and, in particular, does not address any consequences arising under any alternative minimum tax, unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). This discussion does not address holders that are not U.S. holders. This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular U.S. holder in light of its particular circumstances or to holders subject to special treatment under the U.S. federal income tax laws, including, for example:

•	banks, thrifts, mutual funds or other financial institutions;

•	partnerships, S corporations or other pass-through entities (or investors in partnerships, S corporations or other pass-through entities);

•	insurance companies;

•	tax-exempt organizations or governmental organizations;

•	dealers or brokers in stocks and securities, commodities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	individual retirement or other deferred accounts;

•	persons that hold shares of Olympic Steel common stock as part of a straddle, hedge, appreciated financial position, constructive sale, conversion, integrated or other risk reduction transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	persons whose “functional currency” is not the U.S. dollar;

•	persons who are not citizens or residents of the United States;

•	U.S. expatriates;

•	persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an “applicable financial statement”;

•

holders who actually or constructively own (or actually or constructively held at any time during the five-year period ending on the date of the disposition of such holder’s Olympic Steel common stock pursuant to the merger) 5% or more of Olympic Steel common stock; and

•

stockholders who acquired their shares of Olympic Steel common stock through the exercise of an employee stock option, as a restricted stock award, or otherwise as compensation or through a tax-qualified retirement plan.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Olympic Steel common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and partnership. Partnerships and partners in such partnerships should consult their tax advisors about the tax consequences of the merger to them.

This discussion is not tax advice and does not purport to be a complete analysis or discussion of all U.S. federal income tax considerations relating to the merger. The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within Ryerson’s or Olympic Steel’s control. You should consult with your own tax advisor as to the tax consequences of the merger (including the ownership and disposition of Ryerson common stock received in the merger) in your particular circumstances, including the applicability and effect of any alternative minimum tax and any state, local or foreign and other tax laws and of any potential changes in those laws.

Ryerson and Olympic Steel intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. Olympic Steel, Ryerson, and Merger Sub have covenanted to use reasonable best efforts to (i) take or cause to be taken, and not knowingly fail to take, any action necessary for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) cause each of Ryerson and Olympic Steel to receive an opinion from its respective external counsel, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Ryerson’s obligation to complete the merger that Ryerson receives an opinion from Willkie Farr & Gallagher LLP, counsel to Ryerson, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Olympic Steel’s obligation to complete the combination that Olympic Steel receives an opinion from Jones Day, counsel to Olympic Steel, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The foregoing opinions of counsel will be based on, among other things, certain representations made by Ryerson and Olympic Steel and certain assumptions, all of which must be consistent with the state of facts existing at the time of the merger. If any of these representations and assumptions are, or become, inaccurate or incomplete, such opinions may be invalid, and the conclusions reached therein could be jeopardized. In addition, such opinions of counsel are not free from doubt. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or the courts, which may not agree with the conclusions set forth in such opinion. If the IRS were to challenge the “reorganization” status of the merger successfully, the tax consequences would differ from those set forth in this joint proxy statement/prospectus and Olympic Steel shareholders could be subject to U.S. federal income tax upon the receipt of Ryerson common stock in the merger.

Provided the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the merger to U.S. holders of Olympic Steel common stock generally will be as follows:

Exchange of Shares of Olympic Steel Common Stock for Shares of Ryerson Common Stock

U.S. holders who exchange all of their shares of Olympic Steel common stock for shares of Ryerson common stock generally will not recognize any gain or loss for U.S. federal income tax purposes, except with respect to cash, if any, received in lieu of a fractional share of Ryerson common stock (see below for tax treatment of such cash received for a fractional share). Each U.S. holder’s aggregate tax basis in the shares of Ryerson common stock received in the merger will equal such U.S. holder’s aggregate adjusted tax basis in the shares of Olympic Steel common stock surrendered in the merger. The holding period of the shares of Ryerson common stock received by a U.S. holder in the merger (including any fractional share) will include such U.S. holder’s holding period for the shares of Olympic Steel common stock surrendered in the merger. If a U.S. holder holds different blocks of Olympic Steel common stock (generally, Olympic Steel common stock acquired on different dates or at different prices), such U.S. holder should consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the particular shares of Ryerson common stock received in the merger.

Receipt of Cash in Lieu of Fractional Shares

No fractional shares of Ryerson common stock will be distributed to a U.S. holder of shares of Olympic Steel common stock in connection with the merger. A U.S. holder that receives cash in lieu of fractional shares of Ryerson common stock as a part of the merger will generally recognize capital gain or loss measured by the difference between the cash received in lieu of fractional shares and the portion of the U.S. holder’s tax basis in the shares of Olympic Steel common stock allocable to the cash received. Such capital gain or loss will generally be long-term capital gain or loss if the holding period for the Olympic Steel common stock allocable such cash received is more than one year. The long term capital gain of certain non-corporate taxpayers, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. U.S. holders that acquired different blocks of Olympic Steel common stock at different times or different prices should consult their tax advisor regarding the manner in which gain or loss should be determined in their specific circumstances.

Failure to Qualify as a “Reorganization”

Although Olympic Steel and Ryerson intend that the merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and Olympic Steel, Ryerson, and Merger Sub have covenanted to use reasonable best efforts to (i) take or cause to be taken, and not knowingly fail to take, any action necessary for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) cause each of Ryerson and Olympic Steel to receive an opinion from its respective external counsel, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and neither Ryerson nor Olympic Steel intends to request a ruling from the IRS regarding such treatment. Accordingly, no assurance can be given that the IRS will not challenge the treatment of the merger as a “reorganization” under Section 368(a) of the Code, or that a court will not sustain such a challenge by the IRS. If such a challenge were sustained, then the exchange of Olympic Steel common stock for Ryerson common stock pursuant to the merger would be a taxable exchange.

In such case, a U.S. holder would generally be required to recognize gain or loss equal to the difference between the U.S. holder’s adjusted tax basis in the Olympic Steel common stock it surrenders in the merger and an amount equal to the fair market value, as of the closing, of any Ryerson common stock received in the merger, plus any cash received in the merger in lieu of fractional shares of Ryerson common stock. Any gain or loss so recognized would be long-term capital gain if the U.S. holder had held the Olympic Steel common stock for more than one year as of the closing. Generally, in such event, the U.S. holder’s tax basis in the Ryerson common stock received in the merger would equal the fair market value of such Ryerson common stock as of the closing, and the U.S. holder’s holding period for the Ryerson common stock would begin on the day after the closing.

Backup Withholding and Information Reporting

Payments of any cash to U.S. holders in lieu of a fractional share of Ryerson common stock in connection with the merger generally will be subject to information reporting and may be subject to U.S. federal backup withholding (currently, at a rate of 24%). To prevent backup withholding, U.S. holders of Olympic Steel common stock should provide the exchange agent with a properly completed IRS Form W-9 certifying such U.S. holder’s correct taxpayer identification number and that such U.S. holder is not subject to backup withholding and otherwise comply with all the applicable backup withholding rules or otherwise establish an applicable exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments to a U.S. holder of shares of Olympic Steel common stock under the backup withholding rules may be allowed as a refund or credit against a U.S. holder’s federal income tax liability provided that such U.S. holder timely furnishes the required information to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number.

The preceding discussion is intended only as an overview of the material U.S. federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other tax laws and the effect of any proposed changes in the tax laws.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On October 28, 2025 Ryerson entered into the merger agreement to acquire Olympic Steel in an all-stock transaction. Each share of Olympic Steel common stock will be converted into, and represent the right to receive, 1.7105 shares of common stock of Ryerson, plus cash in lieu of any fractional shares of Ryerson common stock that otherwise would have been issued. Consummation of the merger is subject to certain closing conditions, as described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger,” including the approval of the Olympic Steel merger proposal by Olympic Steel shareholders and the approval of the Ryerson issuance proposal by Ryerson stockholders. Ryerson expects the transaction to close in the first quarter of 2026.

The following unaudited pro forma condensed combined financial statements have been prepared in accordance with Article 11 of Regulation S-X and should be read in conjunction with the accompanying notes. The unaudited pro forma condensed combined financial statements have been prepared from the respective historical consolidated financial statements of Ryerson and Olympic Steel and reflect transaction accounting adjustments related to the merger. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024 and for the nine months ended September 30, 2025 are presented as if the merger had been completed on January 1, 2024. The unaudited pro forma condensed combined balance sheet as of September 30, 2025 is presented as if the merger had been completed on September 30, 2025.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•	the unaudited consolidated financial statements of Ryerson included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025;

•	the unaudited consolidated financial statements of Olympic Steel included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025;

•	the audited consolidated financial statements of Ryerson included in its Annual Report on Form 10-K for the year ended December 31, 2024;

•	the audited consolidated financial statements of Olympic Steel included in its Annual Report on Form 10-K for the year ended December 31, 2024; and

•	other information relating to Ryerson and Olympic Steel contained in or incorporated by reference into this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements have been prepared to reflect adjustments to Ryerson’s historical consolidated financial information representing Ryerson management’s estimates based on information available as of the date of this joint proxy statement/prospectus and are subject to change as additional information becomes available and analyses are performed. However, Ryerson management believes that the assumptions provide a reasonable basis for presenting the significant effects of the merger as contemplated, and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial statements. Accordingly, the unaudited pro forma condensed combined financial statements reflect the following adjustments, which include Transaction Accounting Adjustments:

•	the reclassification of certain items within Olympic Steel’s historical presentation to conform to Ryerson’s financial statement presentation;

•	the merger, using the acquisition method of accounting, with Ryerson as the accounting acquirer and each share of Olympic Steel common stock converted into 1.7105 shares of Ryerson common stock; and

•	estimated purchase accounting adjustments and related impacts on the balance sheet and income statements.

The unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting in accordance with GAAP. Ryerson has been treated as the acquirer for accounting purposes, primarily due to Ryerson stockholders holding majority voting interests in the combined company, Ryerson issuing equity interests to effect the merger and the management of Ryerson continuing to manage the combined entity. Thus, Ryerson will account for the merger as a business combination in accordance with ASC 805. The total purchase price will be allocated to the acquired tangible and intangible assets and assumed liabilities based on their respective fair values. The fair values of the acquired assets and assumed liabilities of Olympic Steel have been measured based on various preliminary estimates using assumptions that Ryerson management believes are reasonable and based on currently available information. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing the unaudited pro forma condensed combined financial statements. The final purchase accounting could be materially different from the preliminary estimates used to prepare the accompanying unaudited pro forma condensed combined financial statements which could have a material impact on the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial statements do not consider any potential effects of changes in market conditions on revenues, expense efficiencies or Ryerson Synergies Estimates as discussed in “The Merger—Certain Unaudited Prospective Financial Information Prepared by Ryerson,” among other factors. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the estimated purchase price reflected in the unaudited pro forma condensed combined financial statements is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger.

The unaudited pro forma condensed combined financial statements have been prepared based on the aforementioned historical financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma condensed combined financial statements. The pro forma adjustments reflect transaction accounting adjustments related to the merger, which are discussed in further detail below. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not purport to represent the combined company’s consolidated results of operations or consolidated financial position that would actually have occurred had the merger been consummated on the dates assumed or to project the combined company’s consolidated results of operations or consolidated financial position for any future date or period.

The accounting policies followed in preparing the unaudited pro forma condensed combined financial statements are those used by Ryerson as set forth in Ryerson’s audited historical financial statements. Based on Ryerson’s initial review and understanding of Olympic Steel’s summary of significant accounting policies included in Olympic Steel’s Annual Report on Form 10-K for the year ended December 31, 2024, management is not aware of any material differences to conform Olympic Steel’s historical financial information to Ryerson’s significant accounting policies. A more comprehensive comparison and assessment will occur, which may result in additional differences identified. Additionally, Ryerson has included certain reclassifications for consistency in the financial statement presentation. These reclassifications have no effect on the previously reported total assets, total liabilities and shareholders’ equity, or net income of Ryerson or Olympic Steel. Refer to Note 3—Pro Forma Reclassification Adjustments for more details.

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not reflect the costs of any integration activities or cost savings or synergies that may be achieved because of the merger.

Ryerson and Olympic Steel have not had any historical material relationship prior to the merger.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2025

	Ryerson	Olympic Steel	Reclassification Adjustments (Note 3)	Note	Transaction Accounting Adjustments (Note 4)	Note	Pro Forma Combined
Assets:
Current assets:
Cash & cash equivalents	$29.8	$7.5	$—		$(0.0)	A	$37.3
Restricted cash	0.6	—	—		—		0.6
Receivables less allowances	520.9	209.7	—		(0.4)	B	730.2
Inventories	678.7	383.9	—		—	I	1,062.6
Prepaid expenses and other current assets	73.5	13.6	(0.4)	A.1	—		86.7

Total current assets	1,303.5	614.7	(0.4)		(0.4)		1,917.4
Property plant & equipment	1,157.4	539.2	—		—	I	1,696.6
Less: Accumulated depreciation	(550.1)	(330.2)	—		—	I	(880.3)

Property plant & equipment, net	607.3	209.0	—		—		816.3
Operating lease asset	330.9	40.7	—		—	I	371.6
Other intangibles	61.1	113.6	—		(8.0)	C	166.7
Goodwill	161.5	83.8	—		(48.2)	D	197.1
Deferred charges and other assets	25.7	28.3	(1.5)	A.1	—		52.5

Total assets	$2,490.0	$1,090.1	$(1.9)		$(56.6)		$3,521.6

Liabilities and stockholders’ equity:
Current liabilities:
Accounts payable	$514.5	$143.4	$—		$(0.4)	B	$657.5
Salaries wages and commissions	37.9	24.5	4.1	A.2	10.9	E	77.4
Other accrued liabilities	66.0	22.2	(4.1)	A.2	—		84.1
Current portion of operating lease liabilities	33.2	6.8	—		—		40.0
Short-term debt	1.5	—	—		—		1.5
Current portion of deferred employee benefits	3.8	—	—		—		3.8

Total current liabilities	656.9	196.9	—		10.5		864.3
Long-term debt	498.2	240.9	(1.9)	A.1	17.2	F	754.4
Deferred employee benefits	78.1	—	22.9	A.3	—		101.0
Noncurrent operating lease liabilities	323.7	35.0	—		—		358.7
Deferred income taxes	122.9	13.6	—		(12.8)	G	123.7
Other noncurrent liabilities	12.8	24.5	(22.9)	A.3	—		14.4

Total liabilities	1,692.6	510.9	(1.9)		14.9		2,216.5
Stockholders’ equity:
Common stock	0.4	139.5	—		(139.3)	H	0.6
Capital in excess of par	429.9	—	—		518.7	H	948.6
Retained earnings	742.8	439.7	—		(450.9)	H	731.6
Treasury stock	(237.0)	—	—		—		(237.0)
Accumulated other comprehensive loss	(148.8)	—	—		—		(148.8)

Total stockholders’ equity	787.3	579.2	—		(71.5)		1,295.0
Noncontrolling interest	10.1	—	—		—		10.1

Total equity	797.4	579.2	—		(71.5)		1,305.1

Total liabilities & equity	$2,490.0	$1,090.1	$(1.9)		$(56.6)		$3,521.6

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

	Ryerson	Olympic Steel	Reclassification Adjustments (Note 3)	Note	Transaction Accounting Adjustments (Note 5)	Note	Pro Forma Combined	Note
Net sales	$4,598.7	$1,941.7	$—		$(3.8)	A	$6,536.6
Cost of materials sold	3,764.5	1,490.5	66.0	B.1	(2.9)	A	5,318.1

Gross profit (loss)	834.2	451.2	(66.0)		(0.9)		1,218.5
Warehousing, delivery, selling, general, and administrative	801.2	—	337.3	B.1, B.2	19.3	B, C, D	1,157.9
Warehousing and processing	—	128.8	(128.8)	B.2	—		—
Administrative and general	—	113.0	(113.0)	B.2	—		—
Distribution	—	67.5	(67.5)	B.2	—		—
Selling	—	46.6	(46.6)	B.2	—		—
Occupancy	—	17.3	(17.3)	B.2	—		—
Depreciation	—	24.5	(24.5)	B.2	—		—
Amortization	—	5.6	(5.6)	B.2	—		—
Gain on insurance settlement	(1.6)	—	—		—		(1.6)
Restructuring and other charges	3.1	—	—		—		3.1

Operating profit (loss)	31.5	47.9	—		(20.2)		59.2
Interest and other expense on debt	43.0	16.5	—		(1.9)	E	57.6
Other (income) and expense	(4.1)	0.1	—		—		(4.0)

Income (loss) before income taxes	(7.4)	31.3	—		(18.3)		5.6
Tax provision (benefit)	(0.1)	8.3	—		(2.6)	F	5.6

Net income (loss)	(7.3)	23.0	—		(15.7)		(0.0)
Net income attributable to noncontrolling interest	1.3	—	—		—		1.3

Net income (loss) attributable to Ryerson Holding Corporation	$(8.6)	$23.0	$—		$(15.7)		$(1.3)

Basic earnings (loss) per share	$(0.26)	$1.97					$(0.03)	G

Diluted earnings (loss) per share	$(0.26)	$1.97					$(0.03)	G

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

	Ryerson	Olympic Steel	Reclassification Adjustments (Note 3)	Note	Transaction Accounting Adjustments (Note 5)	Note	Pro Forma Combined	Note
Net sales	$3,466.5	$1,480.1	$—		$(1.7)	A	$4,944.9
Cost of materials sold	2,853.2	1,122.2	54.6	B.1	(1.2)	A	4,028.8

Gross profit (loss)	613.3	357.9	(54.6)		(0.5)		916.1
Warehousing, delivery, selling, general, and administrative	606.2	—	276.9	B.1, B.2	4.0	B, D	887.1
Warehousing and processing	—	107.4	(107.4)	B.2	—		—
Administrative and general	—	93.8	(93.8)	B.2	—		—
Distribution	—	56.1	(56.1)	B.2	—		—
Selling	—	35.7	(35.7)	B.2	—		—
Occupancy	—	14.0	(14.0)	B.2	—		—
Depreciation	—	19.3	(19.3)	B.2	—		—
Amortization	—	5.2	(5.2)	B.2	—		—

Operating profit (loss)	7.1	26.4	—		(4.5)		29.0
Interest and other expense on debt	29.4	12.2	—		(1.3)	E	40.3
Other (income) and expense	1.2	0.1	—		—		1.3

Income (loss) before income taxes	(23.5)	14.1	—		(3.2)		(12.6)
Tax provision (benefit)	(5.9)	4.2			(0.8)	F	(2.5)

Net income (loss)	(17.6)	9.9	—		(2.4)		(10.1)
Net income attributable to noncontrolling interest	0.9	—	—		—		0.9

Net income (loss) attributable to Ryerson Holding Corporation	$(18.5)	$9.9	$—		$(2.4)		$(11.0)

Basic earnings (loss) per share	$(0.58)	$0.84					$(0.21)	G

Diluted earnings (loss) per share	$(0.58)	$0.84					$(0.21)	G

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(In millions except for share and per share data, unless indicated otherwise)

Note 1. DESCRIPTION OF TRANSACTION AND BASIS OF PRESENTATION

The Transaction

On October 28, 2025, Ryerson, Olympic Steel, and Merger Sub, entered into the merger agreement, which provides that upon the terms and subject to the satisfaction (or, to the extent permitted by applicable law and in accordance with the merger agreement) or waiver of the conditions to the merger set forth in the merger agreement and described in this joint proxy statement/prospectus, Merger Sub will be merged with and into Olympic Steel, whereupon the separate existence of Merger Sub will cease, and Olympic Steel will continue as the surviving corporation of the merger and a direct wholly owned subsidiary of Ryerson. The transactions are expected to be completed in early 2026.

At the effective time, each share of Olympic Steel common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive the merger consideration. Olympic Steel shareholders will receive 1.7105 shares of Ryerson common stock for every share of Olympic Steel common stock plus cash to settle any fractional shares, if applicable. Immediately following completion of the merger, Olympic Steel shareholders will own approximately 37% of the common stock of the combined company and Ryerson shareholders will own approximately 63% of the common stock of the combined company.

Transaction Accounting Adjustments

The unaudited pro forma condensed combined statements of operations illustrate the effects of the merger as if the merger had been completed on January 1, 2024, and the unaudited pro forma condensed combined balance sheet reflects the effects of the merger as if the merger had been completed on September 30, 2025. The historical consolidated financial information has been adjusted to give pro forma effect to pro forma events that are necessary to account for the merger, adjustments to reflect projected financing arrangements, estimated transaction costs of the merger, and reclassifications made to conform the financial statements of Olympic Steel to those of Ryerson. The transaction accounting adjustments are preliminary and based on estimates of the purchase consideration and estimates of the fair value and useful lives of the assets acquired and liabilities assumed, and an estimated transaction close in the first quarter of 2026.

The acquisition of Olympic Steel by Ryerson will be accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with Ryerson treated as the acquirer under ASC 805. In the unaudited pro forma condensed combined balance sheet, Ryerson’s costs to acquire Olympic Steel have been allocated to the assets acquired and liabilities assumed, based upon management’s preliminary estimate of what their respective fair values would be. The transaction accounting adjustments are preliminary and are based upon available information and certain assumptions which management believes are reasonable. Actual results may differ materially from the assumptions made in the preparation of the unaudited pro forma condensed combined financial information. Under ASC 805, generally all assets acquired and liabilities assumed are recorded at their acquisition date fair value. For purposes of the unaudited pro forma condensed combined financial information, the fair value of Olympic Steel’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value. Certain current market-based assumptions were used which will be updated upon the completion of the merger. Ryerson management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates may change as additional information becomes available, and such changes could be material, as certain valuations and other studies have yet to commence or progress to a stage where there is sufficient information for definitive measurement. The unaudited pro forma condensed combined statements of operations include certain transaction accounting adjustments, including items expected to have a continuing impact on the results of the combined company, such as decreased amortization expense on acquired intangible assets. The unaudited pro forma condensed combined statements of operations do not include the impacts of any revenue, cost, or other operating synergies that may result from the merger or any related restructuring costs that may be contemplated.

Historical Information

The unaudited pro forma condensed combined balance sheet was prepared using the historical unaudited balance sheets of Ryerson and Olympic Steel as of September 30, 2025 as both companies follow a calendar year-end. The unaudited pro forma condensed combined statements of operations were prepared using:

•	the historical audited consolidated statement of operations of Ryerson for the year ended December 31, 2024;

•	the historical audited consolidated statement of comprehensive income of Olympic Steel for the year ended December 31, 2024;

•	the historical unaudited condensed consolidated statement of comprehensive income of Ryerson for the nine months ended September 30, 2025; and

•	the historical unaudited consolidated statement of comprehensive income of Olympic Steel for the nine months ended September 30, 2025.

Both Ryerson’s and Olympic Steel’s historical audited and unaudited consolidated financial statements were prepared in accordance with U.S. GAAP. The historical Olympic Steel consolidated financial statements included within the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statements of operations include certain reclassifications that were made to conform Olympic Steel’s financial statement presentation to that of Ryerson. Refer to Note 3—Pro Forma Reclassification Adjustments for more details.

Amounts throughout the notes are denoted in millions except for share and per share data, unless otherwise stated. Amounts may not sum due to rounding.

Note 2. ESTIMATED MERGER CONSIDERATION AND PRELIMINARY PURCHASE PRICE ALLOCATION

The estimated preliminary purchase price has been measured using the closing market price of Ryerson’s common stock as of January 6, 2026 as follows (in millions, except share and per share amounts):

Assumptions
Ryerson common stock price per share	$26.32
Equivalent Ryerson common stock share amount pursuant to Merger Agreement	1.7105

	Shares of Olympic Steel Common Stock	Shares of Ryerson Common Stock Exchanged	Fair Value	Consideration
Cash Consideration:
Cash payments for Olympic Steel outstanding performance based units	67,243		$3.0	Cash
Stock Consideration:
Shares of Olympic Steel common stock issued and outstanding	11,197,621	19,153,531	$504.1	Ryerson common stock
Outstanding Olympic Steel restricted stock awards relating to Ryerson common stock	23,365	39,966	$1.0	Ryerson common stock
Outstanding Olympic Steel restricted stock units relating to Ryerson common stock	130,757	223,660	$5.9	Ryerson common stock
Replacement Share-Based Awards:
Outstanding Olympic Steel restricted stock units relating to Ryerson common stock	199,220	340,766	$7.9	Ryerson restricted stock units
Debt Consideration:
Extinguishment of Olympic Steel’s existing debt			$240.9	Debt

Total estimated preliminary purchase consideration			$762.8

Upon consummation of the merger, each share of Olympic Steel common stock held as treasury stock or held directly by Ryerson or Merger Sub shall automatically be cancelled and no consideration or payment will be delivered in exchange. Each share of common stock, without par value, of Merger Sub issued and outstanding prior to the effective time shall be converted and become one fully paid and non-assessable share of common stock of Olympic Steel. Each share of Olympic Steel common stock issued and outstanding immediately prior to the effective time will be converted into and represent the right to receive 1.7105 validly issued, fully paid and non-assessable shares of common stock, $0.01 par value per share, of Ryerson. The shares will be rounded down to the nearest whole share and the fractional shares will be paid in cash in lieu of fractional shares.

Each Olympic Steel RSU, other than those relating to Olympic Steel’s SERP discussed below, that remains outstanding immediately prior to the effective time, will be assumed by Ryerson and converted into a restricted stock unit award equal to the product obtained by multiplying (i) number of shares of Olympic Steel common stock subject to Olympic Steel RSUs by (ii) 1.7105. Each converted Olympic Steel RSU will continue to have all the terms and conditions as applied to Olympic Steel RSUs immediately prior to the effective time. For any holder of an Assumed Settlement Election RSU that makes a timely election to receive a cash settlement, Olympic Steel will pay an amount in cash (without interest) equal to the number of shares of Ryerson company stock subject to the Assumed Settlement Election RSU multiplied by the closing price per share of Ryerson’s common stock on the closing date. Each Olympic Steel RSU that was contributed and used to fund a participant’s account balance in Olympic Steel’s SERP, will be cancelled and converted into a cash amount equal to the product of the Olympic Steel’s common stock subject to Olympic Steel RSU multiplied by 1.7105, multiplied by the closing price per share of Ryerson’s common stock on the closing date.

Each Olympic Steel PSU award that was granted prior to the date of this agreement and remains outstanding immediately prior to the effective time, will be cancelled and assumed by Ryerson and converted into the right to receive cash amount equal to the product of Olympic Steel’s common stock subject to Olympic Steel PSUs

(assuming achievement based on actual performance for outstanding Olympic Steel PSUs granted in 2023 and deemed target levels of performance for outstanding Olympic Steel PSUs granted in 2024 and 2025) multiplied by 1.7105, multiplied by the closing price per share of Ryerson’s common stock on the closing date. Each Olympic Steel PSU that is granted and outstanding following the date of the merger agreement and immediately prior to the effective time will be assumed by Ryerson and converted into a performance-based restrictive stock unit award equal to the product of the number of shares of Olympic Steel subject to Olympic Steel PSUs multiplied by 1.7105. Each assumed Olympic Steel PSU will continue to have the same terms and conditions as prior to the effective time.

Each Olympic Steel RSA granted by Olympic Steel that is outstanding immediately prior to the date of the merger agreement will vest immediately prior to the effective time. Olympic Steel RSAs granted following the date of the merger agreement will vest in an amount equal to the total of the Olympic Steel RSAs multiplied by a fraction (the number of days elapsed between January 1 of the calendar year in which the grant date occurs and the closing date divided by the total number of days in the applicable vesting period of such Olympic Steel RSAs). Each vested Olympic Steel RSA will be canceled and converted into the right of the holder to receive merger consideration.

Each Olympic Steel Phantom Award granted that is outstanding immediately prior to the effective time will be converted into a phantom stock award with phantom units (rounded down to the nearest whole unit) equal to the product of the number of phantom units multiplied by 1.7105. Each assumed Olympic Steel Phantom Award will continue to have the same terms and conditions as applied to the Olympic Steel Phantom Award immediately prior to the effective time.

Each time-based long-term cash incentive award granted under the C-suite Long Term Incentive Plan (“C-suite LTIP”), outstanding immediately prior to the effective time, will be assumed by Ryerson and will continue to have the same terms and conditions as applied immediately prior to the effective time. Each performance-based long-term cash incentive award granted under the C-suite LTIP together with Olympic Steel’s time-based cash awards that were granted prior to the date of the agreement and outstanding immediately prior to the effective time will be canceled and converted into the right to receive a cash amount equal to the amount that would be owed based on actual performance subject to a 2023-2025 performance period and assuming achievement of 100% of target performance for all other Olympic Steel performance-based cash awards. Each Olympic Steel performance-based cash award that is granted following the date of the merger agreement and outstanding immediately prior to the effective time will be assumed by Ryerson and remain outstanding and continue to be eligible to vest subject to terms of the award.

Any awards outstanding under the Metal-Fab Manager Long-Term Incentive Plan and Metal-Fab Manager Retention Incentive Plan will be assumed by Ryerson and shall remain outstanding and continue to be eligible to vest subject to the terms of the award. All other long-term cash awards granted under Olympic Steel’s stock plan will be treated in accordance with the terms of the applicable plan or award agreement.

For purposes of the unaudited pro forma condensed combined financial information, the portion of the fair value-based measure of the acquiree award that relates to the pre-combination service period was included in consideration transferred. The excess value of the replacement Ryerson awards and the fair-value-based measure of the acquiree awards related to the post-combination service period have been recorded as a post-combination compensation cost either immediately at the close of the merger or over the remaining service term of each award, if required under the post-combination terms.

In accordance with ASC 805, the fair value of the equity securities issued as part of the merger consideration will be measured on the closing date at the then-current market price of Ryerson common stock. This requirement will result in a purchase consideration amount that differs from the estimated amounts presented in the unaudited pro forma condensed combined financial information, and that difference may be material. Fluctuations in the price per share of Ryerson common stock will not impact the number of shares of Ryerson common stock to be issued in connection with the closing of the merger. A change of 10% in the per share price of Ryerson common stock would increase or decrease the consideration paid as follows, with a corresponding increase or decrease in goodwill or bargain purchase gain and other balances recorded in connection with the merger (in millions, except stock price):

	Stock Price	Purchase Price	Goodwill (Bargain Purchase Gain)
As presented in pro forma combined results	$26.32	$762.8	$35.6
10% increase in the price per share of Ryerson common stock	$28.95	$815.9	$88.7
10% decrease in the price per share of Ryerson common stock	$23.69	$711.9	$—

The following table sets forth a preliminary allocation of the estimated purchase consideration to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of Olympic Steel using Olympic Steel’s unaudited condensed consolidated balance sheet as of September 30, 2025, with the excess recorded to goodwill or deficit, recorded as a bargain purchase gain, as applicable.

A fair value adjustment was made to intangible assets. Additional adjustments to Olympic Steel’s remaining assets and liabilities may be necessary. At this time, however, Ryerson has limited knowledge as to the specific details and nature of those assets and liabilities necessary to make adjustments to those values. Ryerson believes that Olympic Steel’s book values for these assets represent reasonable estimates of fair value or net realizable value, as applicable.

Assets Acquired
Cash and cash equivalents	$7.5
Receivables	209.3
Inventories	383.9
Prepaid expenses and other current assets	13.2
Property, plant, and equipment	209.0
Operating lease assets	40.7
Other intangible assets	105.6
Other long-term assets	26.8

Total Assets Acquired	$996.0
Liabilities Assumed
Accounts payable	$143.0
Salaries, wages, and commissions	39.5
Other accrued liabilities	18.1
Current portion of operating lease liabilities	6.8
Noncurrent operating lease liabilities	35.0
Deferred income taxes	13.6
Deferred employee benefits	22.9
Other noncurrent liabilities	1.6

Total Liabilities Assumed	$280.5
Net assets acquired, excluding goodwill	715.5
Deferred tax asset adjustment on the fair value of purchased intangibles, net	11.7
Total estimated preliminary purchase consideration	762.8

Goodwill (Bargain Purchase Gain)	$35.6

Note 3. PRO FORMA RECLASSIFICATION ADJUSTMENTS

The unaudited pro forma condensed combined financial information has been prepared using Ryerson’s significant accounting policies described in Ryerson’s audited consolidated financial statements for the fiscal year ended December 31, 2024. During the preparation of the unaudited pro forma condensed combined financial information, Ryerson performed an initial review of the accounting policies of Olympic Steel to determine if differences in accounting policies require reclassification or adjustment to conform to Ryerson’s accounting policies and classifications. During this review, Ryerson did not become aware of any material differences between the accounting policies of Ryerson and Olympic Steel, except for certain reclassifications necessary to conform to Ryerson’s financial statement presentation.

The following describes the adjustments and reclassifications made in the preparation of the unaudited pro forma condensed combined balance sheet:

A.1. Reclassification of Olympic Steel deferred financing fees from prepaid expenses and other current assets and deferred charges and other assets to long-term debt in order to conform with Ryerson’s financial statement line item presentation.

A.2. Reclassification of Olympic Steel accrued payroll taxes, accrued payroll withholdings, accrued commissions, worker’s compensation, 401(k) match accrual, and medical accruals from other accrued liabilities to salaries, wages, and commissions to conform with Ryerson’s financial statement line item presentation

A.3. Reclassification of Olympic Steel deferred employee benefits from other noncurrent liabilities to deferred employee benefits to conform with Ryerson’s financial statement line item presentation.

The following describes the adjustments and reclassifications made in the preparation of the unaudited pro forma condensed combined statements of operations:

B.1. Reclassification of estimated Olympic Steel processing costs from warehousing, delivery, selling, general and administrative expense to cost of goods sold to conform with Ryerson’s financial statement line-item presentation. This estimate utilized Ryerson’s processing costs as a percentage of net sales, multiplied by Olympic Steel’s net sales.

B.2. Reclassification of Olympic Steel warehousing and processing, administrative and general, distribution, selling, occupancy, depreciation, and amortization expenses to warehousing, delivery, selling, general and administrative expense to conform with Ryerson’s financial statement line-item presentation.

Upon completion of the merger, a more comprehensive review of accounting policies of Olympic Steel will be performed, which may identify other differences in the accounting policies of Ryerson and Olympic Steel that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information.

Note 4. UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET ADJUSTMENTS

A. Represents adjustments to the combined company cash balance to complete and fund the merger, including (i) net proceeds from Ryerson’s additional borrowings net of debt issuance costs, (ii) estimated cash consideration to be paid in connection with the closing of the merger, and (iii) Ryerson transaction costs to be paid:

Cash and cash equivalents	As of September 30, 2025
Ryerson’s additional borrowings, net of debt issuance costs	$256.2
Olympic Steel debt paid upon merger	(240.9)
Cash consideration paid upon merger	(3.0)
Ryerson transaction costs paid upon merger	(12.3)

Net adjustment to cash and cash equivalents	$(0.0)

B. Represents the elimination of accounts receivable and accounts payable between Ryerson and Olympic Steel:

September 30, 2025
Accounts receivable	$(0.4)
Accounts payable	$(0.4)

C. Represents the net adjustment to intangible assets based on the preliminary purchase price allocation as follows:

Intangible assets	As of September 30, 2025	Estimated remaining useful life (years)
Estimated fair value of identifiable intangible assets acquired	$105.6	13
Elimination of Olympic Steel’s historical intangible assets	(113.6)

Net adjustments to intangible assets	$(8.0)

D. Represents the net adjustment to eliminate Olympic Steel historical goodwill as follows:

Goodwill	As of September 30, 2025
Elimination of Olympic Steel’s historical goodwill	(83.8)
Goodwill to be recorded based on the estimated preliminary purchase price allocation	35.6

Net adjustment to goodwill	$(48.2)

E. Represents the adjustment to reclassify the SERP RSUs from an equity to liability classification as follows:

Salaries wages and commissions	As of September 30, 2025
Reclassification of SERP RSUs from equity to liabilities	$10.9

Net adjustment salaries wages and commissions	$10.9

F. Ryerson intends to finance the merger, in part, with proceeds from amending the existing Ryerson revolving line of credit.

Ryerson expects to borrow additional funds by amending the existing Ryerson revolving line of credit to pay for the cash portion of the purchase consideration, Ryerson’s transaction costs, and the debt portion of the purchase consideration. The amendment is expected to increase the credit line from $1.3 billion to $1.7 billion for a five year term. Related issuance costs incurred on the refinance are estimated at $6.5 million.

In connection with the merger closing, Ryerson expects to terminate the Olympic Steel Loan Agreement, by and among Olympic Steel, the lenders party thereto, Bank of America, N.A., as administrative agent, and the other parties thereto. Additionally, in connection with the termination of Olympic Steel’s existing credit agreement, Ryerson has adjusted debt for the elimination of unamortized noncurrent debt issuance costs of Olympic Steel.

Debt and related balances	As of September 30, 2025
Ryerson additional borrowings on the revolving line of credit	$262.7
Ryerson debt issuance costs incurred upon refinancing the credit facility	(6.5)
Extinguishment of Olympic Steel’s existing debt	(240.9)
Elimination of existing unamortized noncurrent debt issuance costs of Olympic Steel	1.9

Net adjustment to debt	$17.2

G. Represents the adjustment to long-term deferred income taxes, as follows:

Deferred taxes	As of September 30, 2025
Deferred tax asset adjustment on the fair value of purchased intangibles	$(3.1)
Deferred tax asset adjustment on the fair value of purchased goodwill	(8.6)
Deferred tax asset adjustment on transaction costs	(1.1)

Net adjustment to long-term deferred income tax assets	$(12.8)

Olympic Steel’s historical goodwill is expected to be deductible for tax reporting purposes, and pro forma adjustments for deferred taxes have been reflected in the unaudited pro forma condensed combined financial information. Ryerson has made adjustments to deferred taxes for known items, however, because Ryerson has not completed financial or tax due diligence, additional adjustments to Olympic Steel’s historical deferred tax balance may be necessary, and those adjustments may be material.

H. Represents adjustments to shareholders’ equity accounts to eliminate historical Olympic Steel balances, increase common stock and additional paid-in capital of the combined company for the estimated fair value of Ryerson common stock consideration, and adjust retained earnings of the combined company as a result of transaction accounting adjustments to net income incurred at the closing of the merger.

As of September 30, 2025
Elimination of Olympic Steel’s historical retained earnings	$(439.7)
Effect of transaction costs and other adjustments to net income, net of tax	(11.2)

Net adjustment to retained earnings	$(450.9)
Elimination of Olympic Steel’s historical common stock, net of SERP RSUs reclassified as liabilities assumed	$(139.5)
Estimated Ryerson common stock issued as purchase consideration	0.2

Net adjustments to common stock	$(139.3)
Estimated additional paid-in capital (“APIC”) recorded for Ryerson common stock issued as purchase consideration	$510.8
Estimated additional APIC recorded for Ryerson restrictred stock units issued as purchase consideration	7.9

Net adjustment to APIC	$518.7

I. No adjustments to the carrying value of inventory, property, plant, and equipment or right-of-use (“ROU”) assets were estimated as Ryerson does not have sufficient information as to the types, nature, age, and condition of Olympic Steel’s inventory, fixed assets, and ROU assets to estimate fair value or conclude whether carrying value approximates fair value.

Note 5. UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS ADJUSTMENTS

A. Represents the elimination of sales from Ryerson to Olympic Steel and Olympic Steel sales to Ryerson, with the corresponding elimination to cost of materials sold.

B.

	Nine months ended September 30, 2025	Year ended December 31, 2024
Net sales	$(1.7)	$(3.8)
Cost of materials sold	$(1.2)	$(2.9)

C. Represents the elimination of historical amortization expense related to Olympic Steel intangible assets and the addition of amortization expense from the acquired intangible assets based on the preliminary estimated fair values and useful lives as discussed in Note 2 – Estimated Merger Consideration and Preliminary Purchase Price Allocation and Note 4 – Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments:

	Nine months ended September 30, 2025	Year ended December 31, 2024
Elimination of Olympic Steel’s historical intangible asset amortization expense	$(4.6)	$(4.4)
Amortization expenses for newly acquired intangible assets	6.5	8.6

Total pro forma amortization expense adjustment	$1.9	$4.2

A 10% change in the fair value of definite-lived intangible assets acquired would change amortization expense on a pro forma basis by $0.6 million for the nine months ended September 30, 2025, and $0.9 million for the year ended December 31, 2024.

D. Adjustment to reflect estimated non-rec

urring acquisition-related transaction costs of Ryerson, including investment banking, advisory, legal, valuation, filing, and other professional fees:

	Nine months ended September 30, 2025	Year ended December 31, 2024
Non-recurring transaction costs	$—	$12.3

Total non-recurring transaction costs	$—	$12.3

E. Adjustment to reflect estimated compensation expense relating to new share-based compensation awards issued at transaction date are as follows:

	Nine months ended September 30, 2025	Year ended December 31, 2024
Compensation expense for new share-based compensation awards issued on the transaction date	$2.1	$2.8

Total pro forma compensation expense adjustment	$2.1	$2.8

F. Ryerson expects to fund the cash portion of the merger consideration with additional borrowings from Ryerson’s credit facilities. See Note 4 – Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments for additional information.

Adjustments to interest expense include the following:

	Nine months ended September 30, 2025	Year ended December 31, 2024
Interest expense related to additional borrowings under the Ryerson line of credit	$10.5	$14.0
Amortization of new debt issuance costs to interest expense	0.7	0.9
Elimination of Olympic Steel’s interest expense on extinguished debt	(12.5)	(16.8)

Net pro forma impact to interest expense	$(1.3)	$(1.9)

A 1/8% increase in the interest rate would result in an increase to the pro forma interest expense of $0.2 million for the nine months ended September 30, 2025, and $0.3 million for the year ended December 31, 2024. A 1/8% decrease in the interest rate would result in a decrease to the pro forma interest expense of $0.3 million for the nine months ended September 30, 2025, and $0.4 million for the year ended December 31, 2024.

G. Represents the impact on income tax expense of transaction accounting adjustments as follows:

	Nine months ended September 30, 2025	Year ended December 31, 2024
Income tax impact of transaction costs	$—	$(1.1)
Income tax impact of net decrease to net margin	(0.1)	(0.2)
Income tax impact of the net decrease in interest expense	0.3	0.5
Income tax impact of the net increase in amortization expense	(0.5)	(1.1)
Income tax impact of the net increase in compensation expense	(0.5)	(0.7)

Total transaction accounting adjustments for income tax expense	$(0.8)	$(2.6)

The net transaction accounting adjustments to income tax expense reflect the tax effect of the transaction accounting adjustments using the blended statutory rate of 25% for the nine months ended September 30, 2025 and the year ended December 31, 2024. The net transaction accounting adjustment to income tax expense for transaction costs are reflected using an expected tax rate of 9% to reflect certain transaction costs that are not deductible.

H. The unaudited pro forma condensed combined basic and diluted earnings (loss) per share calculations are based on the estimated weighted-average number of shares of Ryerson common stock outstanding on a pro forma basis, as illustrated below. The pro forma weighted-average shares of Ryerson common stock outstanding have been calculated as if the shares of Ryerson common stock expected to be issued as merger consideration had been issued and outstanding as of the start of the pro forma period presented. The dilutive share calculation also includes the impact of Ryerson common stock awards anticipated to be issued to Olympic Steel employees and which vest after the closing. Amounts below are in millions except per share data which are in thousands.

	Nine months ended September 30, 2025	Year ended December 31, 2024
	(In millions, except number of shares which are reflected in thousands and per share data)
Pro Forma Weighted Average Shares (Basic)
Ryerson historical weighted average shares outstanding (Basic)	32,085	33,189
Shares of Ryerson common stock issued as consideration for outstanding shares of Olympic Steel	19,417	19,417

Pro Forma Weighted Average Shares (Basic)	51,502	52,606
Pro Forma Weighted Average Shares (Diluted)
Ryerson historical weighted average shares outstanding (Diluted)	32,085	33,189
Shares of Ryerson common stock issued as consideration for outstanding shares of Olympic Steel	19,417	19,417
Dilutive impact of Ryerson common stock awards issued to Olympic Steel employees vesting after the Closing	—	—

Pro Forma Weighted Average Shares (Diluted)	51,502	52,606
Pro Forma Basic Loss Per Share
Pro Forma net loss	$(11.0)	$(1.3)
Pro Forma weighted average shares (Basic)	51,502	52,606

Pro Forma Basic Loss Per Share	$(0.21)	$(0.03)
Pro Forma Diluted Loss Per Share
Pro Forma net loss	$(11.0)	$(1.3)
Pro Forma weighted average shares (Diluted)	51,502	52,606

Pro Forma Diluted Loss Per Share	$(0.21)	$(0.03)

COMPARISON OF STOCKHOLDERS’ AND SHAREHOLDERS’ RIGHTS

This section describes the material differences between the rights of holders of shares of Ryerson common stock and the rights of holders of shares of Olympic Steel common stock. Ryerson is incorporated under the laws of the State of Delaware and Olympic Steel is incorporated under the laws of the State of Ohio. The differences between the rights of Ryerson stockholders and Olympic Steel shareholders primarily result from differences between the laws of the State of Delaware and the laws of the State of Ohio, as well as differences between the organizational documents of Ryerson and Olympic Steel. As a result of the merger, holders of shares of Olympic Steel common stock who receive merger consideration in respect of their shares of Olympic Steel common stock will become holders of shares of common stock of the combined company. As a result, following the merger, the rights of Olympic Steel shareholders who become Ryerson stockholders in the merger will be governed by the laws of the State of Delaware and will also then be governed by the Ryerson certificate of incorporation and the Ryerson bylaws.

This section does not include a complete description of all differences between the rights of Ryerson stockholders and Olympic Steel shareholders, nor does it include a complete description of the specific rights referred to below. Furthermore, the description of some of the differences in the rights in this section is not intended to indicate that other differences that may be equally important do not exist. All Ryerson stockholders and Olympic Steel shareholders are urged to read carefully the relevant provisions of the DGCL and ORC, as well as each company’s organizational documents. This summary is qualified in its entirety by reference to the relevant provisions of DGCL and ORC, as well as the full text of each of the Olympic Steel articles of incorporation, the Olympic Steel Amended and Restated Code of Regulations, the Olympic Steel corporate governance guidelines, the Ryerson certificate of incorporation, the Ryerson bylaws and the Ryerson corporate governance guidelines. For information on how to obtain a copy of Ryerson and Olympic Steel governing documents, see the section entitled “Where You Can Find More Information.”

Ryerson Stockholders	Olympic Steel Shareholders
Authorized Capital Stock

Ryerson is authorized to issue up to 107,000,000 shares of stock. Of these, 100,000,000 shares are classified as common stock, par value $0.01 per share, and 7,000,000 shares are classified as preferred stock, par value $0.01 per share (“Ryerson preferred stock”).

The Ryerson board is authorized, without action by Ryerson stockholders, to designate and issue any authorized but unissued shares of preferred stock (currently up to 7,000,000 shares) in one or more series and to designate the rights, preferences and privileges of each series. There are no shares of preferred stock outstanding as of the date hereof.

As of January 12, 2026, the record date for the Ryerson special meeting, there were outstanding 32,211,943 shares of Ryerson common stock, and there were no outstanding shares of any series of Ryerson preferred stock.

Olympic Steel is authorized to issue up to 25,000,000 shares of capital stock, including up to 20,000,000 shares of common stock, without par value, and 5,000,000 shares of serial preferred stock, without par value (“Olympic Steel preferred stock”). 2,500,000 shares of the Olympic Steel preferred stock are authorized to be issued as voting Olympic Steel preferred stock. The remaining 2,500,000 shares of the Olympic Steel preferred stock are authorized to be issued as non-voting Olympic Steel preferred stock.

The Olympic Steel board is authorized, without shareholder approval, to issue (i) Olympic Steel preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the Olympic Steel preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of a series, and (ii) Olympic Steel preferred stock with voting and conversion rights that could adversely affect the voting power of Olympic Steel

Ryerson Stockholders	Olympic Steel Shareholders

shareholders. Any Olympic Steel preferred stock issued would also rank senior to the Olympic Steel common stock as to rights upon liquidation, winding-up or dissolution.

As of January 9, 2026 the record date for the Olympic Steel special meeting, there were outstanding approximately 11,261,678 shares of Olympic Steel common stock and no shares of Olympic Steel preferred stock.

Voting Rights

The Ryerson bylaws provide that, except as otherwise specifically provided in the Ryerson certificate of incorporation, each holder of shares of Ryerson common stock entitled to vote is entitled to one vote for each share of Ryerson common stock held of record by such holder.

Except as otherwise required by the Olympic Steel articles of incorporation or by applicable law, each holder of shares of Olympic Steel common stock or voting Olympic Steel preferred stock is entitled to one vote for each share of Olympic Steel common stock or voting Olympic Steel preferred stock, as applicable, held by the shareholder on the record date for any action, on all matters on which the Olympic Steel shareholders are entitled to vote.

Except as otherwise required by the Olympic Steel articles of incorporation or by applicable law Holders of non-voting Olympic Steel preferred stock are not entitled to vote.

Quorum and Adjournment

The Ryerson bylaws provide that any number of stockholders, together holding at least a majority of the capital stock of Ryerson issued and outstanding and entitled to vote, present in person or represented by proxy at any meeting duly called, constitute a quorum for the transaction of all business, except as otherwise provided by law, the Ryerson certificate of incorporation or the Ryerson bylaws.

If a quorum is not present or represented by proxy at any meeting of stockholders, the meeting may adjourn from time to time upon a determination to adjourn the meeting by the chairperson of the meeting or by a majority in voting power of the stockholders present or represented by proxy and entitled to vote, in each case without notice other than announcement at the meeting until a quorum attends. At any adjourned meeting at which a quorum is present any business may be transacted and any corporate action may be taken which

The Olympic Steel code of regulations provides that, except as may be otherwise provided by law or by the Olympic Steel articles of incorporation, at any meeting of the shareholders, the holders of shares entitled to exercise a majority of the voting power of Olympic Steel present in person or by proxy shall constitute a quorum for the meeting, except that no action required by law, the Olympic Steel articles of incorporation, or the Olympic Steel code of regulations to be authorized or taken by a designated proportion of the shares of any particular class or of each class of Olympic Steel may be authorized or taken by a lesser proportion and except that the holders of a majority of the voting shares represented at the meeting, whether or not a quorum is present, may adjourn the meeting from time to time. If any meeting is adjourned, notice of adjournment need not be given if the time and place to which the meeting is adjourned are fixed and announced at the meeting.

Ryerson Stockholders	Olympic Steel Shareholders
might have been transacted at the meeting as originally called.

Number of Directors and Composition of Board of Directors; Classes and Election of Directors

The Ryerson certificate of incorporation and Ryerson bylaws provide that the number of directors may be fixed from time to time by resolution of the Ryerson board. The Ryerson bylaws provide that the number of directors constituting the entire Ryerson board of directors will be such number, not less than three nor more than 15. There are currently eight members on the Ryerson board.

Pursuant to their respective charter, each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of the Ryerson board consists only of independent directors under criteria established by the NYSE and the applicable SEC rules.

The Ryerson bylaws provide that a nominee for director will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of directors.

The Olympic Steel code of regulations provides that the Olympic Steel board will be divided into two classes. The number of directors in each class may be fixed or changed: (i) by the shareholders, at any annual or special meeting called for the purpose of electing directors at which a quorum is present, by the affirmative vote of the holders of a majority of the shares that are represented at the meeting and entitled to vote on the proposal, or (ii) by the directors at any meeting of the Olympic Steel board by the vote of a majority of the directors then in office. The directors may not increase or decrease the number of directors in that class by more than one. No class will consist of less than three directors.

The Olympic Steel code of regulations provides that a separate election will be held for each class of directors at any meeting of shareholders at which a member or members of more than one class of directors is being elected. At each annual meeting, the directors elected to the class whose term shall expire in that year will hold office for a term of two years and until their respective successors are elected. In case of any increase in the number of directors of any class, any additional directors elected to such class shall hold office for a term that coincides with the full term or the remainder of the term, as the case may be, of such class. At a meeting of shareholders at which directors are to be elected, only persons nominated as candidates will be eligible for election as directors and the candidates receiving the greatest number of voters shall be elected.

Under Section 1701.55 of the ORC, an Ohio corporation’s shareholders have the right to vote cumulatively in the election of directors if certain notice requirements are satisfied, unless the corporation’s articles of incorporation provide that shareholders may not cumulate their votes. The Olympic Steel articles of incorporation deny Olympic Steel shareholders the right to vote cumulatively under Section 1701.55 of the ORC.

Section 1701.56(A)(3) of the ORC provides that the directors of an Ohio corporation must be natural persons of at least 18 years of age and have such qualifications, if any, as are stated in the articles of

Ryerson Stockholders	Olympic Steel Shareholders

incorporation or regulations. Neither the Olympic Steel articles of incorporation nor the Olympic Steel code of regulations contain any director qualifications.

There are currently nine members on the Olympic Steel board divided into two classes of four and five members each, respectively. Each of the Audit and Compliance Committee, Compensation Committee and Nominating and Governance Committee consists entirely of independent directors under criteria established by Nasdaq.

Filling Vacancies on the Board of Directors

The Ryerson bylaws provide that any vacancy among the directors, occurring from any cause whatsoever, may be filled by a majority of the remaining directors or a sole remaining director, though less than a quorum; provided, however, that the stockholders removing any director may at the same meeting fill the vacancy caused by such removal; and provided further, that if the directors fail to fill any such vacancy, the stockholders may at any special meeting called for that purpose fill such vacancy. In case of any increase in the number of directors, the additional directors may be elected by the directors in office before such increase. Any person elected to fill a vacancy will hold office, subject to the terms of the Ryerson certificate of incorporation, for a term that will coincide with the term of the class to which such director has been elected and until his or her successor is elected and qualified.	In the event of any vacancy on the Olympic Steel board, however caused, the remaining directors may fill the vacancy for the unexpired term by majority vote of the remaining directors.

Removal of Directors

The Ryerson certificate of incorporation provides that a director may be removed from office only for Cause (as defined in the Ryerson certificate of incorporation) and only by the affirmative vote of Ryerson stockholders holding at least a majority of the outstanding stock of Ryerson entitled to vote in an election of directors to the Ryerson board at meetings of stockholders at which directors are elected or a special meeting of the stockholders.	The Olympic Steel code of regulations and the Olympic Steel articles of incorporation are silent as to the ability of shareholders to remove directors. Pursuant to ORC Section 1701.58, the Olympic Steel board may remove any director (i) to comply with a court order or (ii) if the director does not qualify by accepting election to office or otherwise qualifying pursuant to the Olympic Steel code of regulations and the Olympic Steel articles of incorporation. Pursuant to ORC Section 1701.58, the shareholders may, by vote of the majority of the shares entitled to vote, remove a director for cause only.

Director Nominations by Stockholders / Shareholders and Stockholder / Shareholder Proposals

The Ryerson bylaws allow stockholders to nominate a candidate(s) for election to the Ryerson board and provide that stockholders may propose business to be brought before an annual meeting of stockholders,	The ORC does not provide shareholders with any specific rights regarding shareholder nominations for election to the board of directors or shareholder proposals.

Ryerson Stockholders	Olympic Steel Shareholders

provided the stockholders comply with the procedures set forth in the Ryerson bylaws. Such proposals and nominations, however, may only be brought by a stockholder who has given timely written notice to Ryerson’s Secretary prior to the meeting that complies in form and substance with the Ryerson bylaws.

To be timely, a stockholder’s notice must be delivered to Ryerson’s Secretary at Ryerson’s principal executive offices, (i) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. However, if the date of the annual meeting is changed by more than 30 days from such anniversary date, notice by the stockholder, to be timely, must be delivered to Ryerson’s Secretary at Ryerson’s principal executive offices no later than the close of business (as defined in the Ryerson bylaws) on the 10th day following the earlier of (a) the date on which the notice of the date of the meeting is mailed and (b) the date on such a public announcement of the meeting was made; and (ii) in the case of a special meeting at which directors are to be elected, not later than the close of business on the 10th day following the earlier of (a) the date on which notice of the date of the meeting was mailed and (b) the date on which public announcement of the meeting date was made.

The number of nominees a noticing party (as defined in the Ryerson bylaws) may nominate for election at a meeting of stockholders may not exceed the number of directors to be elected at such meeting.

If the number of directors to be elected by the Ryerson board at an annual meeting is increased after the time period for which notice of such nominations would otherwise be due under the Ryerson bylaws and there is no public announcement by Ryerson naming the additional nominees for additional directorships at least 10 days prior to the last day a stockholder may deliver a notice of nomination pursuant to the Ryerson bylaws, then a stockholders’ notice will be considered timely, but only with respect to the nominees for the additional directorships, if it is in proper form and received by Ryerson’s Secretary at Ryerson’s principal executive offices not later than the close of business on the 10th day following the day on which public announcement of such additional nominees is first made by Ryerson.

The Olympic Steel articles of incorporation and the Olympic Steel code of regulations do not provide any specific rights to make shareholder proposals.

The Olympic Steel code of regulations allows shareholders to nominate a candidate or candidates for election to the Olympic Steel board and provides that shareholders may propose business to be brought before an annual meeting of shareholder, provided the shareholders comply with the procedures set for in the Olympic Steel code of regulations. An Olympic Steel shareholder entitled to vote for the election of directors who intends to nominate a person for election as a director must deliver written notice to the Secretary of Olympic Steel no later than: (i) with respect to an election to be held at an annual meeting of shareholders, 90 days in advance of the anniversary of the date on which the notice of the annual meeting for the prior year was given to shareholders and (ii) with respect to an election to be held at a special meeting of shareholders, the close of business on the seventh day following the date on which notice of such special meeting is first given to shareholders.

Ryerson Stockholders	Olympic Steel Shareholders

Proxy Access

The Ryerson bylaws provide that at all meetings of stockholders, a stockholder may vote at the meeting in person or by proxy, but no proxy will be voted on or after three years from its date, unless said proxy provides for a longer period.	The Olympic Steel code of regulations does not contain proxy access provisions for shareholders and there is no such access by default under Ohio law.

Action by Stockholders / Shareholders

The Ryerson bylaws provide that except with respect to the election of directors and as otherwise provided by statute, the Ryerson certificate of incorporation or the Ryerson bylaws, matters will be determined by the affirmative vote of the majority of shares present in person or by proxy and entitled to vote on the subject matter. The directors are elected by a plurality of the votes of the shares present at the meeting and entitled to vote in the election of directors.

See “—Election of Directors” above for voting standards on the election of directors.

The Ryerson certificate of incorporation and the Ryerson bylaws provide that, whenever the vote of stockholders is required or permitted in connection with any corporate action, that action must be taken at a duly held annual or special meeting of stockholders and may not be taken by any consent in writing of such stockholders.

The Olympic Steel articles of incorporation provide that, notwithstanding any provision of the laws of the State of Ohio requiring the vote of the two-thirds or any other proportion (but less than all) of the shares entitled to vote, any such action may be taken by the majority of shares entitled to vote unless expressly prohibited by Ohio law.

See “ —Election of Directors” above for voting standards on election of directors.

Except as otherwise provided in the Olympic Steel code of regulations with regard to amending the Olympic Steel code of regulations or the adoption of new regulations, any other action that may be authorized or taken at a meeting of the shareholders may be authorized or taken without a meeting with the affirmative vote or approval of, and in a writing or writings signed by or on behalf of, all of the shareholders who would be entitled to notice of a meeting of the shareholders held for such purpose. If the Olympic Steel code of regulations are amended, or new regulations are adopted, without a meeting of the shareholders, the Secretary of Olympic Steel will mail a copy of the amendment or the new code of regulations to each shareholder who would have been entitled to vote thereon but did not participate in the adoption thereof.

Certificate / Articles of Incorporation Amendments

Under the Ryerson certificate of incorporation, Ryerson reserves the right to amend, alter, change or repeal any provision contained in Ryerson certificate of incorporation, in the manner prescribed by the DGCL.

Under the DGCL, amendments to the Ryerson certificate of incorporation generally must be approved by the Ryerson board of directors and by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote on the amendment, and, if applicable, by the affirmative vote of the holders of a majority of the

Under the Olympic Steel articles of incorporation, the Olympic Steel shareholders reserve the right to amend, alter, change or repeal any provision contained in Olympic Steel articles of incorporation, in the manner prescribed by applicable law, except that the vote or consent of the holders of a majority of the outstanding non-voting Olympic Steel preferred stock will be required to amend any provision of the Olympic Steel articles of incorporation that adversely affects the voting powers of such non-voting Olympic Steel preferred stock.

Ryerson Stockholders	Olympic Steel Shareholders
outstanding stock of each class or series entitled to vote on the amendment as a class or series.

The Olympic Steel board is authorized to adopt from time to time amendments to the Olympic Steel articles of incorporation fixing rights with respect to the non-voting preferred stock.

Under the ORC, amendments to the Olympic Steel articles of incorporation may be approved by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote on the amendment, and, if applicable, by the affirmative vote of the holders of a majority of the outstanding stock of each class or series entitled to vote on the amendment as a class or series.

Pursuant to Section 1701.70(B) of the ORC, in certain circumstances, an amendment to a corporation’s articles of incorporation may be adopted by the corporation’s directors. For instance, pursuant to Section 1701.70(B)(6) of the ORC, unless otherwise provided in the articles of incorporation, the directors may adopt any amendment changing the name of the corporation.

Bylaw / Code of Regulations Amendments

The Ryerson bylaws provide that the Ryerson bylaws may be altered, amended or repealed by the stockholders of Ryerson or by a majority of the Ryerson board, provided, however, that notwithstanding any other provision of the Ryerson certificate of incorporation that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the stock of the Ryerson required by law or the Ryerson certificate of incorporation, certain provisions of the Ryerson bylaws relating to special meetings by stockholders, stockholders’ business at annual meetings, nominations and removal of directors and filling of vacancies and amendments may only be altered, amended or repeated by the affirmative vote of holders of at least 66 2/3% of the voting power of the then outstanding voting stock of Ryerson.	The Olympic Steel code of regulations provides that Olympic Steel code of regulations may be amended, or new regulations may be adopted, either (i) by the shareholders at a meeting held for that purpose, by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power on that proposal or without a meeting by the written consent of the holders of shares entitling them to exercise a majority of the voting power on that proposal or (ii) to the extent as may be permitted by Chapter 1701 of the ORC in effect from time to time, by the Olympic Steel board.

Special Meetings of Stockholders

Special meetings of the stockholders for any purpose may be called, and business to be considered at any such meeting may be proposed, at any time exclusively by the Ryerson board, by the Chairman of the Ryerson board or by the Ryerson Chief Executive Officer. At a special meeting no business will be transacted and no corporate action will be taken other than that stated in the notice of the meeting.	The Olympic Steel code of regulations provides that special meetings of shareholders may be called by the Chairman of the Olympic Steel board, if any, the President, the Olympic Steel board acting at a meeting, a majority of the Olympic Steel directors acting without a meeting, or the persons who hold twenty-five percent of all the shares outstanding and entitled to vote at the meeting. A written request for

Ryerson Stockholders	Olympic Steel Shareholders
such special meeting from any person entitled to call such meeting must be delivered either in person or by registered mail to Olympic Steel’s President or Secretary.

Notice of Meetings of Stockholders

Under the Ryerson certificate of incorporation and Ryerson bylaws, written notice of each meeting of the stockholders, stating the time and place, and in the case of a special meeting, the purpose or purposes for which the meeting is called, will be given to each stockholder entitled to vote at the meeting at the stockholder’s address as it appears on Ryerson’s records at least 10 but not more than 60 days before the day of the meeting. Notice of any adjourned meeting need not be given except by announcement at the meeting so adjourned, unless otherwise ordered in connection with such adjournment. Such further notice, if any, will be given as may be required by law.	Under the Olympic Steel code of regulations, written notice of each meeting of the shareholders, stating the time, place, and purposes thereof, shall be given, personally or by mail, to each shareholder entitled to notice of the meeting as of the record date for determining the shareholders entitled to notice of the meeting, not less than 14 or more than 60 days before the date of meeting. If the notice is not given within 20 days after the delivery or mailing of the request, the person calling the meeting may fix the time of the meeting and give notice thereof in the manner provided by law or as provided in the Olympic Steel code of regulations or cause the notice to be given by any designated representative.

Forum Selection

Under the Ryerson certificate of incorporation, unless Ryerson consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

(i) Any derivative action or proceeding brought on behalf of Ryerson;

(ii)  Any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Ryerson to Ryerson or Ryerson’s stockholders;

(iii)  Any action asserting a claim against Ryerson arising pursuant to any provision of the DGCL or the Ryerson certificate of incorporation or Ryerson bylaws; or

(iv) Any action asserting a claim against Ryerson governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Neither the Olympic Steel code of regulations nor the Olympic Steel articles of incorporation include provisions setting the sole and exclusive forum for any actions.

Limitation of Liability of Directors and Officers

The DGCL provides that a corporation may limit or eliminate a director’s and an officer’s personal liability for monetary damages to the corporation or its stockholders for breach of fiduciary duty as a director or	The Olympic Steel articles of incorporation and Olympic Steel code of regulations do not include specific limitations of liability for the officers or

Ryerson Stockholders	Olympic Steel Shareholders

as an officer, except for liability for: (i) any breach of the director’s or officer’s duty of loyalty to such corporation or its stockholders, (ii) acts or omissions by a director or an officer not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director’s willful or negligent violation of provisions of Delaware law governing payment of dividends and stock purchases or redemptions, (iv) any transaction from which the director or officer derived an improper personal benefit, or (v) an officer in any action by or in the right of the corporation.

Ryerson directors are also not personally liable to Ryerson or its stockholders for monetary damages for breach of fiduciary duty as a director, except for: (i) any breach of the director’s duty of loyalty to Ryerson or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law; (iii) liability of a director under Section 174 of the DGCL; or (iv) any transactions from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Ryerson will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of these protections will not affect rights existing at the time of the change.

directors of Olympic Steel aside from any default limitations to liability as set forth in the ORC.

Indemnification of Directors and Officers

The Ryerson bylaws provide that Ryerson will indemnify to the fullest extent permitted under and in accordance with the laws of the State of Delaware any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Ryerson) by reason of the fact that the person is or was a director or officer of Ryerson, or is or was serving at the request of Ryerson as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Ryerson, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any	The Olympic Steel code of regulations provides that Olympic Steel will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action, suit, or proceeding by or in the right of Olympic Steel), by reason of the fact that such person is or was director, officer, employee or agent of Olympic Steel, or is or was serving at the request of Olympic Steel as a director, trustee, officer, employee or agent of another corporation (profit or non-profit), partnership, joint venture, trust, or other enterprise, against expenses (including professional fees, e.g., attorneys’ fees and accountants’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit, or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Olympic Steel and, with respect to

Ryerson Stockholders	Olympic Steel Shareholders

action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of Ryerson, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

The Ryerson bylaws further provide that Ryerson will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Ryerson to procure a judgment in its favor by reason of the fact that the person is or was a director or officer of Ryerson, or is or was serving at the request of Ryerson as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Ryerson and except that no indemnification will be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to Ryerson unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity by Ryerson for such expenses which the Court of Chancery or such other court deems proper.

The Ryerson bylaws also provide that Ryerson will advance the expenses (including attorneys’ fees) incurred in defending any civil, criminal, administrative or investigative action, suit or proceeding will (in the case of any action, suit or proceeding against a director of Ryerson) or may (in the case of any action, suit or proceeding against an officer, trustee, employee or agent of Ryerson) as authorized by the Ryerson board upon receipt of an undertaking by or on behalf of a person so indemnified to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by Ryerson.

any criminal action or proceeding, had no reasonable cause to believe the such person’s conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such person did not act in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Olympic Steel or that, with respect to any criminal action or proceeding, such person had reasonable cause to believe that their conduct was unlawful.

Other than in connection with an action or suit in which the liability of a director under Section 1701.95 of the ORC is the only liability asserted, Olympic Steel will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of Olympic Steel to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of Olympic Steel, or is or was serving at the request of Olympic Steel as a director, trustee, officer, employee or agent of another corporation (profit or non-profit) partnership, joint venture, trust, or other enterprise, against expenses (including professional fees, e.g., attorneys’ fees and accountants’ fees) actually and reasonably incurred by the such person in connection with the defense or settlement of the action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Olympic Steel, except that (i) no indemnification of a director shall be made if it is proved by clear and convincing evidence in a court of competent jurisdiction that the director’s action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to Olympic Steel or undertaken with reckless disregard for the best interests of Olympic Steel and (ii) no indemnification of an officer, employee, or agent, regardless of such person’s status as a director, shall be made in respect of any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of their duty to Olympic Steel; unless and only to the extent that a court of common pleas or the court in which the action or suit was brought determines that, notwithstanding the adjudication of liability, in view of all the circumstances of the case, such person is fairly and

Ryerson Stockholders	Olympic Steel Shareholders
reasonably entitled to indemnity for such expenses as the court deems proper.

Anti-Takeover Provisions and Other Stockholder / Shareholder Protections

Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a business combination with an “interested stockholder” that acquires more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder” (generally defined as a holder who (i) together with its affiliates and associates, owns or (ii) is an affiliate or associate of the corporation and, together with that person’s affiliates and associates, has owned at any time within the previous three years, at least 15% of the corporation’s outstanding shares), unless prior to the date the person becomes an interested stockholder, the corporation’s board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the corporation’s board of directors and by the affirmative vote of at least two-thirds of the corporation’s outstanding voting stock that is not owned by the interested stockholder at a meeting of stockholders (and not by written consent) or other specified exceptions are met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203, but the Ryerson certificate of incorporation has not opted out of Section 203. For these purposes Platinum does not constitute an “interested stockholder.”

The DGCL permits a Delaware corporation’s certificate of incorporation to provide for a greater vote for a merger, consolidation or sale of substantially all the assets of a corporation than the vote described above. The Ryerson certificate of incorporation does not require a greater vote.

The Ryerson bylaws and Ryerson certificate of incorporation each provide that any action required or permitted to be taken by Ryerson stockholders at an annual meeting or special meeting of the stockholders may only be taken at such annual or special meeting, and not by written consent without a meeting, if it is properly brought before such annual or special meeting.

The Ryerson certificate of incorporation provides that the Ryerson board will be divided into three classes of directors.

Section 1701.831 of the ORC provides that certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to consummation of a proposed “control share acquisition.” The ORC defines a “control share acquisition” as any acquisition of an issuer’s shares which would entitle the acquirer, immediately after that acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within any one of the following ranges of that voting power (i) one-fifth or more but less than one-third of that voting power, (ii) one-third or more but less than a majority of that voting power, or (iii) a majority or more of that voting power.

Assuming compliance with the notice and information filings prescribed by the statute, the proposed control share acquisition may be made only if, at a special meeting of shareholders, the acquisition is approved by at least a majority of the voting power of the issuer represented at the meeting and at least a majority of the voting power remaining after excluding the combined voting power of the “interested shares.” “Interested shares” are the shares held by the intended acquirer and the employee-directors and officers of the issuer, as well as certain shares that were acquired after the date of the first public disclosure of the acquisition but before the record date for the meeting of shareholders and shares that were transferred, together with the voting power thereof, after the record date for the meeting of shareholders. Section 1701.831 of the ORC does not apply to a corporation if its articles of incorporation or code of regulations state that the statute does not apply to the corporation. Neither Olympic Steel’s articles of incorporation nor its code of regulations contain a provision opting out of this statute.

Olympic Steel is subject to Chapter 1704 of the ORC, which prohibits certain business combinations and transactions between an “issuing public corporation” and an “Ohio law interested shareholder” for at least three years after the Ohio law interested shareholder attains 10% ownership, unless the board of directors of the issuing public corporation approves the transaction before the Ohio law interested shareholder attains 10% ownership. An “issuing

Ryerson Stockholders	Olympic Steel Shareholders

public corporation” is an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. An “Ohio law interested shareholder” is a beneficial owner of 10% or more of the shares of a corporation. Examples of transactions regulated by Chapter 1704 include the disposition of assets, mergers and consolidations, voluntary dissolutions and the transfer of shares.

Subsequent to the three-year period, a transaction subject to Chapter 1704 may take place provided that certain conditions are satisfied, including (i) prior to the interested shareholder’s share acquisition date, the board of directors approved the purchase of shares by the interested shareholder, (ii) the transaction is approved by the holders of shares with at least 66 2/3% of the voting power of the corporation (or a different proportion set forth in the articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the Ohio law interested shareholder, or (iii) the business combination results in shareholders, other than the Ohio law interested shareholder, receiving a fair price plus interest for their shares.

Chapter 1704 is applicable to all corporations formed under Ohio law, unless the corporation’s articles of incorporation expressly provide that the corporation is not subject to the statute. Olympic Steel’s articles of incorporation do not contain a provision opting out of this statute.

Appraisal / Dissenters’ Rights

Generally, pursuant to the DGCL, stockholders of a Delaware corporation have a right to have the fair value of their stock appraised by the Delaware Court of Chancery in certain mergers and other similar transactions, provided that stockholders comply with Section 262 of the DGCL in making a demand for such appraisal rights. However, pursuant to Section 262 of the DGCL, stockholders have no appraisal rights in the event of a merger or similar transaction if they are required by the terms of the merger agreement to accept for their stock: (i) shares of stock of the surviving corporation; (ii) shares of any other corporation which shares will be either listed on a national securities exchange or held of record by more than 2,000	Generally, pursuant to the ORC, shareholders of an Ohio corporation have a right to demand payment of the fair cash value of their stock in certain mergers and other similar transactions, provided that shareholders comply with Section 1701.85 of the ORC in making a demand for such dissenters’ rights. However, pursuant to Section 1701.84 of the ORC, shareholders have no such dissenters’ rights in the event of certain mergers or similar transactions if (i) the shares for which the shareholder would otherwise be entitled to relief are listed on a national securities exchange and (ii) the consideration to be received by the shareholders consists of shares or

Ryerson Stockholders	Olympic Steel Shareholders
stockholders; (iii) cash in lieu of fractional shares; or (iv) a combination of such shares and cash.	shares and cash in lieu of fractional shares that are listed on a national securities exchange.

Dividends

Under Section 170 of the DGCL, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of its surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.	Under Section 1701.33 of the ORC, the directors of a corporation may declare and pay dividends upon its outstanding shares, out of its surplus and the difference between (i) the reduction in surplus that results from the immediate recognition of the transition obligation under statement of financial accounting standards no. 106 (“SFAS no. 106”), issued by the financial accounting standards board and (ii) the aggregate amount of the transition obligation that would have been recognized as of the date of the declaration of a dividend or distribution if the corporation had elected to amortize its recognition of the transition obligation under SFAS no. 106, so long as the corporation is not insolvent or such dividend would render the corporation insolvent.

Stockholder / Shareholder Rights Plan

Ryerson does not currently have a stockholder rights plan.	Olympic Steel does not currently have a shareholder rights plan.

NO APPRAISAL RIGHTS

Under the DGCL and ORC, Ryerson stockholders and Olympic Steel shareholders are not entitled to appraisal rights in connection with the issuance of Ryerson common stock to Olympic Steel shareholders pursuant to the merger agreement. It is expected that Ryerson common stock will continue to be traded on the NYSE during the pendency of the merger and following the effective time, and Ryerson’s corporate status will not change as a result of the merger because the merger is being completed between its wholly owned subsidiary and Olympic Steel.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS OF RYERSON

The following table sets forth, as of January 12, 2026, information known to Ryerson regarding the beneficial ownership of Ryerson common stock by each director and named executive officer of Ryerson and by all directors and executive officers of Ryerson as a group. Unless otherwise indicated, the persons below have sole voting and investment power with respect to the shares of Ryerson common stock shown as beneficially owned by them.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including securities that such he, she or it has the right to acquire within 60 days.

The beneficial ownership of Ryerson common stock is based on 32,211,943 shares of Ryerson common stock issued and outstanding as of January 12, 2026.

Name	Number of Shares of Ryerson Common Stock Beneficially Owned(1)	Percent of Class
Kirk K. Calhoun	4,187	*
Court D. Carruthers	5,687	*
Bruce T. Crawford	1,063	*
Jacob Kotzubei(2)	50,000	*
Michelle A. Kumbier	2,756	*
Stephen P. Larson	96,531	*
Karen M. Leggio	4,883	*
Edward J. Lehner(3)	665,729	2.1%
James J. Claussen(4)	86,756	*
Mark S. Silver(5)	128,616	*
John E. Orth(7)	81,944	*
Michael J. Burbach(7)	233,763	*
All directors and executive officers as a group (12 individuals)(8)	1,101,731	3.4%

*	Represents less than 1% of the outstanding Ryerson common stock.
(1)

The address of each director and named executive officer of Ryerson is: c/o Ryerson Holding Corporation, 227 W. Monroe St., 27th Floor, Chicago, Illinois 60606. This column lists voting securities, and securities the payout of which has been deferred at the election of the holder. Except to the extent noted below, each director or executive officer has sole voting and investment power with respect to the shares reported.

(2)

Mr. Kotzubei is a director and disclaims beneficial ownership of any shares of Ryerson’s common stock that he may be deemed to beneficially own because of his affiliation with Platinum, except to the extent of any pecuniary interest therein. Platinum’s ownership of shares of Ryerson’s common stock is set forth in the table below.

(3)	Includes 87,000 shares held jointly by Mr. Lehner and his spouse. Includes 12,500 shares of NSOs exercisable within 60 days of January 12, 2026.
(4)	Includes 31,818 shares held jointly by Mr. Claussen and his spouse. Includes 7,500 shares of NSOs exercisable within 60 days of January 12, 2026.
(5)	Includes 7,500 shares of NSOs exercisable within 60 days of January 12, 2026.
(6)	Represents the number of shares beneficially owned as of July 31, 2025, the date of Mr. Orth leaving Ryerson.

(7)	Represents the number of shares beneficially owned as of December 31, 2024, the date of Mr. Burbach retirement from Ryerson. Includes 7,500 shares of exercisable NSOs.
(8)

The total number of shares includes each current director and executive officers’ shares of RSUs and NSOs that will vest within 60 days of January 12, 2026. It does not take into account any net vesting settlement or settlement of dividend equivalents.

The following table sets forth, as of January 12, 2026, information known to Ryerson regarding the beneficial ownership of Ryerson common stock by holders of more than five percent (5%) of Ryerson common stock as of the dates reported by such holders. Unless otherwise noted, all ownership information is based upon filings made by such persons with the SEC.

Name	Number of Shares of Ryerson Common Stock Owned	Percent of Class
Joint filing by Tom Gores, Platinum Equity, LLC and the other reporting persons identified in the applicable Schedule 13G/A.	3,924,478(1)	12.2%
BlackRock, Inc.	2,722,128(2)	8.5%
Franklin Mutual Advisers, LLC	2,829,535(3)	8.8%
Dimensional Fund Advisors LP	2,258,261(4)	7.0%
JB Capital Partners L.P. and the other reporting persons identified in the applicable Schedule 13G	2,131,069(5)	6.6%
The Vanguard Group	1,708,337(6)	5.3%

(1)

Beneficial ownership information is based on information contained in a Schedule 13G/A filed with the SEC on February 12, 2024, by each of the following reporting persons (i) RYPS, LLC (“RYPS”), (ii) Platinum Equity Partners II, LLC, (iii) Platinum Equity InvestCo, L.P., (iv) Platinum Equity Investment Holdings IC (Cayman), LLC, (v) Platinum Equity Investment Holdings, LLC, (vi) Platinum Equity Investment Holdings II, LLC, (vii) Platinum Equity, LLC, and (viii) Tom Gores, an individual. The business address of each of the reporting persons identified in this footnote is 360 North Crescent Drive, South Building, Beverly Hills, California 90210. According to the Schedule 13G/A, RYPS, Platinum Equity Partners II, LLC, Platinum Equity Investment Holdings II, LLC, Platinum Equity InvestCo, L.P., Platinum Equity Investment Holdings IC (Cayman), LLC, Platinum Equity Investment Holdings, LLC, Platinum Equity, LLC and Tom Gores may be deemed to have shared dispositive voting power with regard to these 3,924,478 shares.

(2)

Beneficial ownership information is based on information contained in a Schedule 13G/A filed with the SEC on April 17, 2025 by BlackRock Inc. The business address of BlackRock, Inc. is 50 Hudson yards, New York, New York 10001. According to the Schedule 13G/A, BlackRock, Inc. may be deemed to have sole dispositive power regarding these 2,722,128 shares.

(3)

Beneficial ownership information is based on information contained in a Schedule 13G/A filed with the SEC on May 9, 2025 by Franklin Mutual Advisers, LLC. The business address of Franklin Mutual Advisers, LLC is 101 John F. Kennedy Parkway, Short Hills, NJ 07078-2789. According to the Schedule 13G/A, Franklin Mutual Advisers, LLC may be deemed to have sole dispositive power regarding these 2,829,535 shares.

(4)

Beneficial ownership information is based on information contained in a Schedule 13G filed with the SEC on February 9, 2024 by Dimensional Fund Advisors LP. The business address of the Dimensional Fund Advisors LP is 6300 Bee Cave Road, Building One, Austin. TX 78746. According to the Schedule 13G, Dimensional Fund Advisors LP may be deemed to have sole dispositive power regarding these 2,258,261 shares.

(5)

Beneficial ownership information is based on information contained in a Schedule 13G/A filed with the SEC on February 10, 2025 by each of the following reporting persons (i) JB Capital Partners L.P and (ii) Alan W. Weber. The business address of each of the reporting persons identified in this footnote is

5 Evans Place, Armonk, New York 10504. According to the Schedule 13G/A, JB Capital Partners L.P. and Alan W. Weber may be deemed to have shared dispositive power regarding 2,081,805 of these 2,131,069 shares and Alan W. Weber may be deemed to have sole dispositive power regarding 49,264 of these 2,131,069 shares and shared dispositive power regarding 2,081,805 of these 2,131,069 shares.
(6)

Beneficial ownership information is based on information contained in a Schedule 13G/A filed with the SEC on January 31, 2025 by the Vanguard Group. The business address of the Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355. According to the Schedule 13G/A, the Vanguard Group may be deemed to have sole dispositive power regarding 1,617,804 of these 1,708,337 shares and shared dispositive power regarding 90,533 of these 1,708,337 shares.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS OF OLYMPIC STEEL

The following table sets forth, as of January 9, 2026, information known to Olympic Steel regarding the beneficial ownership of Olympic Steel common stock by each director and named executive officer of Olympic Steel and by all directors and executive officers of Olympic Steel as a group. Unless otherwise indicated, the persons below have sole voting and investment power with respect to the shares of Olympic Steel common stock shown as beneficially owned by them.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including securities that such he, she or it has the right to acquire within 60 days. Because the non-employee directors have agreed pursuant to the terms of their restricted share award agreements to forgo voting rights and dividend rights with respect to shares of restricted stock that have not vested, such shares vesting after December 31, 2025 are not deemed to not be beneficially owned by such non-employee directors.

The beneficial ownership of Olympic Steel common stock is based on 11,261,678 shares of Olympic Steel common stock issued and outstanding as of January 9, 2026.

Name	Number of Shares of Olympic Steel Common Stock Beneficially Owned(1)	Percentage of Class(1)
Michael D. Siegal	1,067,072	9.5%
Richard T. Marabito	64,500	*
Andrew S. Greiff	15,090	*
Richard A. Manson	20,773	*
Lisa K. Christen	375	*
Arthur F. Anton(2)	85,934	*
Dirk A. Kempthorne(3)	45,127	*
Idalene F. Kesner(4)	22,454	*
Peter J. Scott	5,030	*
Richard P. Stovsky(5)	14,956	*
Vanessa L. Whiting(6)	17,798	*
David A. Wolfort(7)	160,354	1.4%
All directors and executive officers as a group (12 individuals) (8)	1,519,463	13.3%

*	Represents less than 1% of the outstanding Olympic Steel common stock.
(1)

Unless otherwise indicated below, the persons named in the table above have sole voting and investment power with respect to the number of shares set forth opposite their names. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Olympic Steel common stock subject to options or restricted stock units held by that person that are currently exercisable or will become exercisable within 60 days after January 9, 2026, are considered outstanding, while these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

(2)

Includes 44,626 shares issuable pursuant to restricted stock units that will be converted into shares when the individual is no longer an Olympic Steel board member. Excludes 1,744 shares of restricted stock that will vest on December 31, 2026 and 1,186 shares of restricted stock that will vest on December 31, 2027.

(3)

Includes 42,826 shares issuable pursuant to restricted stock units that will be converted into shares when the individual is no longer an Olympic Steel board member. Excludes 1,744 shares of restricted stock that will vest on December 31, 2026 and 1,186 shares of restricted stock that will vest on December 31, 2027.

(4)

Includes 20,153 shares issuable pursuant to restricted stock units that will be converted into shares when the individual is no longer an Olympic Steel board member. Excludes 1,744 shares of restricted stock that will vest on December 31, 2026 and 1,186 shares of restricted stock that will vest on December 31, 2027.

(5)

Includes 7,655 shares issuable pursuant to restricted stock units that will be converted into shares when the individual is no longer an Olympic Steel board member. Excludes 1,744 shares of restricted stock that will vest on December 31, 2026 and 1,186 shares of restricted stock that will vest on December 31, 2027.

(6)

Includes 15,497 shares issuable pursuant to restricted stock units that will be converted into shares when the individual is no longer an Olympic Steel board member. Excludes 1,744 shares of restricted stock that will vest on December 31, 2026 and 1,186 shares of restricted stock that will vest on December 31, 2027.

(7)	Includes 34,953 shares issuable pursuant to restricted stock units that will be converted into shares when the individual retires from Olympic Steel.
(8)

Number of Shares Beneficially Owned includes 130,757 shares issuable pursuant to restricted stock units that will be converted into shares when the individual is no longer an Olympic Steel board member and 34,953 shares issuable pursuant to restricted stock units that will be converted into shares when the individual retires from Olympic Steel.

The following table sets forth, as of January 9, 2026, information known to Olympic Steel regarding the beneficial ownership of Olympic Steel common stock by holders of more than five percent (5%) of Olympic Steel common stock as of the dates reported by such holders. Unless otherwise noted, all ownership information is based upon filings made by such persons with the SEC.

Name	Number of Shares of Olympic Steel Common Stock Owned		Percent of Class
BlackRock, Inc.	1,208,488	(1)	10.8%
BlackRock Portfolio Management LLC	995,253	(3)	8.9%
Dimensional Fund Advisors LP	810,638	(2)	7.2%
The Vanguard Group	669,270	(4)	6.0%

(1)

Beneficial ownership information is based on information contained in a Schedule 13G/A filed with the SEC on October 3, 2025, describing ownership as of September 30, 2025, by BlackRock, Inc. The business address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001. According to the Schedule 13G/A, BlackRock, Inc. may be deemed to have sole voting power with respect to 1,188,615 shares and sole dispositive power with respect to 1,208,488 shares.

(2)

Beneficial ownership information is based on information contained in a Schedule 13G/A filed with the SEC on July 15, 2025, describing ownership as of June 30, 2025, by BlackRock Portfolio Management LLC. The business address of BlackRock Portfolio Management LLC is 50 Hudson Yards, New York, NY 10001. According to the Schedule 13G/A, BlackRock Portfolio Management LLC may be deemed to have sole voting power with respect to 812,594 shares and sole dispositive power with respect to 995,253 shares.

(3)

Beneficial ownership information is based on information contained in a Schedule 13G/A filed with the SEC on January 23, 2025, describing ownership as of December 31, 2024, by Dimensional Fund Advisors LP. The business address of Dimensional Fund Advisors LP is 6300 Bee Cave Road, Building One, Austin, TX 78746. According to the Schedule 13G/A, Dimensional Fund Advisors LP may be deemed to have sole voting power with respect to 798,071 shares and sole dispositive power with respect to 810,638 shares.

(4)

Beneficial ownership information is based on information contained in a Schedule 13G/A filed with the SEC on February 13, 2024, describing ownership as of December 29, 2023, by The Vanguard Group. The business address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355. According to the Schedule 13G/A, the Vanguard Group may be deemed to have shared voting power with respect to 11,513 shares, sole dispositive power with respect to 648,992 shares and shared dispositive power with respect to 20,278 shares.

VALIDITY OF COMMON STOCK

The validity of the shares of Ryerson common stock offered hereby will be passed upon for Ryerson by Willkie Farr & Gallagher LLP.

TAX OPINION

Certain U.S. federal income tax considerations relating to the merger will be passed upon for Ryerson by Willkie Farr & Gallagher LLP. Certain U.S. federal income tax considerations relating to the merger will be passed upon for Olympic Steel by Jones Day.

EXPERTS

Ryerson

The consolidated financial statements of Ryerson Holding Corporation appearing in Ryerson Holding Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2024, and the effectiveness of Ryerson Holding Corporation’s internal control over financial reporting as of December 31, 2024, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference.

Such financial statements are incorporated herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Olympic Steel

The audited financial statements of Olympic Steel, Inc. and management’s assessment of the effectiveness of Olympic Steel, Inc.’s internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been incorporated by reference in reliance on the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in auditing and accounting.

HOUSEHOLDING OF PROXY MATERIALS

Ryerson

To reduce the costs of printing and distributing proxy materials, Ryerson and some brokers, banks and other record holders participate in the practice of “householding” proxy materials and deliver only one copy to stockholders at one address unless we or they receive other instructions from you. If, now or in the future, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus or other proxy materials, or to receive a single copy of proxy materials in the future for stockholders sharing an address, please make such a request by phone at (312) 292-5130, by email at investorinfo@ryerson.com, or by writing to Ryerson Holding Corporation, Investor Relations, 227 W. Monroe St., 27th Floor, Chicago, IL 60606

If these materials were delivered to an address that you share with another stockholder, Ryerson will promptly deliver a separate copy if you make a written or verbal request to Ryerson Holding Corporation, Investor Relations, 227 W. Monroe St., 27th Floor, Chicago, IL 60606, email: investorinfo@ryerson.com, or telephone: (312) 292-5130.

If you are receiving multiple copies and would like to receive only one copy for your household, you may make such request as follows:

•	If you are a stockholder of record, by contacting Ryerson’s proxy solicitor MacKenzie Partners, Inc., at (800) 322-2885 or email proxy@mackenziepartners.com; and

•	If you are a beneficial owner of stock, by contacting your broker, bank or other holder of record.

Ryerson’s proxy materials are also available at ir.ryerson.com.

Olympic Steel

You may have received one copy of our proxy statement, annual report or Notice of Internet Availability of Proxy Materials for multiple shareholders in your household. This is because Olympic Steel and some brokers, banks and other record holders participate in the practice of “householding” proxy statements, annual reports and Notices of Internet Availability of Proxy Materials and deliver only one copy to shareholders at one address unless we or they receive other instructions from you. If, now or in the future, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus or other proxy materials, or to receive a single copy of proxy materials in the future for shareholders sharing an address, please make such a request by phone at (216) 672-0522 or by writing to Olympic Steel, Inc., 22901 Millcreek Boulevard, Suite 650, Highland Hills, OH 44122.

If these materials were delivered to an address that you share with another shareholder, Olympic Steel will promptly deliver a separate copy if you make a written or verbal request to Olympic Steel, Inc. by phone at (216) 672-0522 or by mail to Olympic Steel, Inc., 22901 Millcreek Boulevard, Suite 650, Highland Hills, OH 44122.

If you are receiving multiple copies and would like to receive only one copy for your household, you may make such request as follows:

•	If you are a shareholder of record, by contacting Olympic Steel, Inc., 22901 Millcreek Boulevard, Suite 650, Highland Hills, OH 44122, or call Olympic Steel at: (216) 672-0522; and

•	If you are a beneficial owner of stock, by contacting your broker, bank or other holder of record.

Olympic Steel’s proxy materials are also available at olysteel.com/investor-relations/proxy-statements/.

FUTURE STOCKHOLDER PROPOSALS

Ryerson Stockholder Proposals

Ryerson will hold an annual meeting of stockholders in 2026 (the “Ryerson 2026 annual meeting”) regardless of whether the merger has been completed.

Any stockholder who wishes to present a proposal for inclusion in Ryerson’s 2026 proxy statement and form of proxy under Rule 14a-8 under the Exchange Act was required to deliver the proposal to Ryerson’s principal executive offices no later than November 5, 2025. Proposals were to be addressed to: Ryerson Holding Corporation, Attn: Secretary, 227 W. Monroe St., 27th Floor, Chicago, IL 60606.

For proposals or director nominations for the Ryerson 2026 annual meeting submitted outside the process of Rule 14a-8 under the Exchange Act, the Ryerson bylaws require that written notice of the proposal or nomination be provided to Ryerson’s Secretary not less than 90 days nor more than 120 days in advance of the anniversary of the prior year’s meeting. As a result, such proposals or nominations must be provided to Ryerson’s Secretary no earlier than December 18, 2025 and no later than January 17, 2026. The notice must be submitted by a stockholder of record and must set forth the information required by the SEC proxy rules and Ryerson’s bylaws with respect to each director nomination or other proposal that the stockholder intends to present at the 2026 annual meeting of stockholders.

In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Ryerson nominees must provide notice that sets forth the information required by Rule 14a-19(b) under the Exchange Act, which must be postmarked or transmitted electronically to Ryerson’s principal executive office no later than February 16, 2026. The chairperson of the meeting may disregard (i) any business not properly brought before the meeting according to the Ryerson bylaws and other applicable requirements and (ii) any nomination not made in accordance with the procedures.

In connection with Ryerson’s solicitation of proxies for the Ryerson 2026 annual meeting, Ryerson intends to file a proxy statement and proxy card with the SEC.

Olympic Steel Shareholder Proposals

Assuming that the merger is completed, Olympic Steel is not expected to hold an annual meeting of shareholders in 2026 (the “Olympic Steel 2026 annual meeting”). However, if the merger is not completed, Olympic Steel expects to hold the Olympic Steel 2026 annual meeting.

The deadline for shareholders to submit proposals to be considered for inclusion in the proxy statement for the Olympic Steel 2026 annual meeting was November 28, 2025.

Shareholder nominations of a person for possible election as a director at the Olympic Steel 2026 annual meeting must be received by Olympic Steel no earlier than January 2, 2026 and no later than February 1, 2026 and must be in compliance with applicable laws and regulations and the requirements set forth in the Olympic Steel code of regulations.

Proxies appointed by Olympic Steel’s management will use their discretionary authority to vote the shares they represent as the Olympic Steel board may recommend at the Olympic Steel 2026 annual meeting if a shareholder raises a proposal which is not to be included in the proxy materials for such meeting and proper notice of any such proposal is untimely. Notice of any such proposal will be considered timely if Olympic Steel receives such notice at its principal executive offices no earlier than January 2, 2026 and no later than February 1, 2026. If notice of any such proposal is timely received, the proxy holders may exercise discretionary authority with respect to such proposal only to the extent permitted by applicable SEC rules. Such proposal must in any circumstance be, under applicable law, an appropriate subject for shareholder action in order to be brought before the meeting.

In addition to satisfying the requirements under the Olympic Steel code of regulations, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than Olympic Steel’s nominees must provide notice that sets forth any additional information required by Rule 14a-19 under the Exchange Act, which notice must be postmarked or transmitted electronically to Olympic Steel at its principal executive offices no later than 60 calendar days prior to the first anniversary date of the annual meeting of shareholders in 2025 (the “Olympic Steel 2025 annual meeting) (for the Olympic Steel 2026 annual meeting, March 3, 2026). If the date of the next annual meeting is changed by more than 30 calendar days from the anniversary of the Olympic Steel 2025 annual meeting, then such notice must be provided by the later of 60 calendar days prior to the date of the Olympic Steel 2026 annual meeting or the 10th calendar day following the day on which public announcement of the date of the Olympic Steel 2026 annual meeting is first made.

Any such proposals should be sent in care of Olympic Steel’s Secretary at 22901 Millcreek Boulevard, Suite 650, Highland Hills, OH 44122.

WHERE YOU CAN FIND MORE INFORMATION

Both Ryerson and Olympic Steel file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. Ryerson’s and Olympic Steel’s SEC filings are available to the public at the internet website maintained by the SEC at www.sec.gov. You will also be able to obtain many of these documents, free of charge, from Ryerson by accessing Ryerson’s website at ir.ryerson.com under the “Financials” tab and then under the “SEC Filings” link, or from Olympic Steel at https://www.olysteel.com under the “Investors” tab, then under the “SEC Filings” link. The contents of the websites of the SEC, Ryerson, Olympic Steel or any other entity are not incorporated in the accompanying joint proxy statement/prospectus. The information about how you can obtain certain documents that are incorporated by reference in the accompanying joint proxy statement/prospectus at these websites is being provided only for your convenience.

Ryerson has filed a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. Statements contained in this document as to the contents of any contract or other document referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to or incorporated by reference into the registration statement. These documents contain important information about the companies and their financial condition.

The SEC allows Ryerson and Olympic Steel to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document or by more recent information incorporated by reference into this document. The documents that are incorporated by reference contain important information about the companies, and you should read this document together with any other documents incorporated by reference in this document. Some documents or information, such as that called for by Item 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this joint proxy statement/prospectus.

This document incorporates by reference the following documents that have previously been filed with the SEC by Ryerson:

•	Annual Report on Form 10-K for the year ended December 31, 2024 (filed with the SEC on February 20, 2025);

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025, June 30, 2025 and September 30, 2025 (filed with the SEC on April 30, 2025, July 29, 2025 and October 28, 2025);

•	The information specifically incorporated by reference into our Annual Report on Form 10-K from our Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 5, 2025;

•

Current Reports on Form 8-K or Form 8-K/A filed with the SEC on March  20, 2025, April  22, 2025, April  30, 2025, July  21, 2025, July  29, 2025, October  28, 2025 and October 30, 2025 (in each case excluding any information furnished pursuant to Item 2.02, Item 7.01 or Item 9.01); and

•

The description of shares of Ryerson common stock contained in Ryerson’s registration statement on  Form 8-A, filed with the SEC on August 4, 2014, as updated by  Exhibit 4.4 to Ryerson’s Annual Report on  Form 10-K for the year ended December 31, 2023, including any further amendment or report filed for the purpose of updating such description.

This document also incorporates by reference the following documents that have previously been filed with the SEC by Olympic Steel:

•	Annual Report on Form 10-K for the year ended December 31, 2024 (filed with the SEC on February 21, 2025);

•

Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025, June  30, 2025 and September 30, 2025 (filed with the SEC on May 2, 2025, August 1, 2025 and October 30, 2025, respectively);

•

The information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December  31, 2024 from our Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 28, 2025; and

•	Current Reports on Form 8-K filed with the SEC on April 18, 2025, May 2, 2025 and October 30, 2025 (in each case excluding any information furnished pursuant to Item 2.02, Item 7.01 or Item 9.01).

In addition, Ryerson and Olympic Steel are incorporating by reference (i) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of the initial filing of and prior to the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, and (ii) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this joint proxy statement/prospectus and prior to the date of the respective special meetings of the Ryerson stockholders and the Olympic Steel shareholders, provided, however, that Ryerson and Olympic Steel are not incorporating by reference any information furnished (but not filed) in accordance with SEC rules, including pursuant to Item 2.02 or Item 7.01 of Form 8-K (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01), except as otherwise specified therein. Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed with the SEC.

You may request copies of this joint proxy statement/prospectus and any of the documents incorporated by reference herein or certain other information concerning Ryerson or Olympic Steel, without charge, upon written or oral request to the applicable company’s principal executive offices. The respective addresses and phone numbers of such principal executive offices are listed below.

For Ryerson Stockholders:	For Olympic Steel Shareholders:
Ryerson Holding Corporation 227 W. Monroe St. 27th Floor Chicago, Illinois 60606 Attention: Corporate Secretary (312) 292-5000	Olympic Steel, Inc. 22901 Millcreek Boulevard, Suite 650 Highland Hills, Ohio 44122 Attention: Investor Relations (216) 672-0522

To obtain timely delivery of these documents before the Ryerson special meeting on February 12, 2026, Ryerson stockholders must request the information no later than February 5, 2026 (which is five business days before the date of the Ryerson special meeting).

To obtain timely delivery of these documents before the Olympic Steel special meeting on February 12, 2026, Olympic Steel shareholders must request the information no later than February 5, 2026 (which is five business days before the date of the Olympic Steel special meeting).

Neither Ryerson nor Olympic Steel has authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference herein in connection with any vote, the giving or withholding of any proxy or any investment decision in connection with the merger. Ryerson and Olympic Steel take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This joint proxy statement/prospectus is dated January 14, 2026. You should not assume that the information contained in this joint proxy statement/ prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of such incorporated document.

Neither the mailing of this joint proxy statement/prospectus to Ryerson stockholders or Olympic Steel shareholders nor the issuance of Ryerson common stock in the merger will create any implication to the contrary.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you.

Annex A

AGREEMENT AND PLAN OF MERGER

among

OLYMPIC STEEL, INC.,

RYERSON HOLDING CORPORATION,

and

CRIMSON MS CORP.

Dated as of October 28, 2025

A-i

A-ii

Exhibit A	Form of Articles of Incorporation of the Surviving Corporation
Exhibit B	Form of Code of Regulations of the Surviving Corporation
Exhibit C	Form of Parent Tax Representation Letter
Exhibit D	Form of Company Tax Representation Letter

A-iii

TERMS DEFINED OUTSIDE OF SECTION 8.3

Defined Term	Section
Agreement	Preamble
Applicable Date	Section 3.5(f)
Assumed RSU	Section 2.5(a)(i)
Capitalization Date	Section 3.2(a)
Certificate of Merger	Section 1.3
Closing	Section 1.2
Closing Date	Section 1.2
COBRA	Section 3.11(h)
Code	Recitals
Common Stock Merger Consideration	Section 2.1(b)
Company	Preamble
Company Adverse Recommendation Change	Section 5.3(b)(iii)
Company Benefit Plan	Section 3.11(a)
Company Board	Recitals
Company Board Recommendation	Section 3.3(b)
Company Book-Entry Shares	Section 2.1(c)
Company Business Personnel	Section 3.12(a)
Company Cash Awards	Section2.5(f)
Company Certificate	Section 2.1(c)
Company Charter	Section 3.1(a)
Company Code of Regulations	Section 3.1(a)
Company Common Stock	Recitals
Company Leased Real Property	Section 3.14(b)
Company Material Contracts	Section 3.16(a)
Company Material Customer	Section 3.25
Company Material Supplier	Section 3.25
Company Owned Real Property	Section 3.14(a)
Company Pension Plan	Section 3.11(e)
Company Performance-Based Cash Award	Section 2.5(f))
Company Preferred Stock	Section 3.2(a)
Company PSU	Section 2.5(b)
Company Real Property	Section 3.14(c)
Company RSA	Section 2.5”€
Company RSU	Section 2.5(a)
Company SEC Documents	Section 3.5(a)
Company SEC Financial Statements	Section 3.5(c)
Company Shareholder Approval	Section 3.3(b)
Company Shareholders Meeting	Section 5.3(b)(i)
Company Termination Fee	Section 7.3(b)
Competing Proposal	Section 5.4(g)(i), Section 7.3(c)
Competing Proposal Notice	Section 5.4(b)
Confidentiality Agreement	Section 5.5(a)
Continuing Employee	Section 5.14(a)
D&O Insurance	Section 5.9(c)
Effective Time	Section 1.3
Exchange Agent	Section 2.4(a)
Exchange Fund	Section 2.4(a)
Exchange Ratio	Section 2.1(b)
Excluded Benefits	Section 5.14(a)

A-iv

Excluded Share	Section 2.1(a)
Extended Outside Date	Section 7.1(b)(ii)
FCPA	Section 3.19(a)
Form S-4	Section 3.7
Fractional Shares Cash Amount	Section 2.3
Indemnitee	Section 5.9(a)
Indemnitees	Section 5.9(a)
Initial Outside Date	Section 7.1(b)(ii)
Intended Tax Treatment	Recitals
Intervening Event	Section 5.4(g)(ii)
Labor Consultations	Section 5.14(e)
Merger	Recitals
Merger Consideration	Section 2.1(b)
Merger Sub	Preamble
Merger Sub Common Stock	Section 2.1(d)
Multiemployer Plan	Section 3.11(e)
Negotiation Period	Section 5.4(b)
NYSE Listing Application	Section 5.10
OFAC	Section 3.19(c)
OGCL	Recitals
Outside Date	Section 7.1(b)(ii)
Parent	Preamble
Parent Adverse Recommendation Change	Section 5.3(c)(iii)
Parent Benefit Plan	Section 4.11(a)
Parent Board	Recitals
Parent Board Recommendation	Section 4.3(b)
Parent Business Personnel	Section4.12(a)
Parent Bylaws	Section 4.1(a)
Parent Charter	Section 4.1(a)
Parent Common Stock	Section 2.1(b)
Parent Common Stock Issuance	Section 4.3(b)
Parent Leased Real Property	Section 4.15(b)
Parent Material Contracts	Section 4.16(a)
Parent Material Customer	Section 4.27
Parent Material Supplier	Section 4.27
Parent Owned Real Property	Section 4.14(a)
Parent Pension Plan	Section 4.11(e)
Parent Preferred Stock	Section 4.2(a)
Parent PSUs	Section 4.2(a)
Parent Real Property	Section 3.14(c)
Parent RSUs	Section 4.2(a)
Parent SEC Documents	Section 4.5(a)
Parent SEC Financial Statements	Section 4.5(c)
Parent Stock Options	Section 4.2(a)
Parent Stockholder Approval	Section 4.3(a)
Parent Stockholders Meeting	Section 5.3(c)(i)
Parent Termination Fee	Section 7.3(d)
Permits	Section 3.10
Permitted Dividend	Section 5.17
Post-Closing Plans	Section 5.14(a)
Privacy Laws	Section 3.18
Remedial Action	Section 5.6(c)

A-v

Sanctioned Country	Section 3.19(c)
Sanctioned Persons	Section 3.19(c)
Sanctions	Section 3.19(e)
Sarbanes-Oxley Act	Section 3.5(b)
Security Incident	Section 3.18
SERP	Section 2.5(a)(iii)
SERP RSU Cash Amount	Section 2.5(a)(iii)
Superior Proposal	Section 5.4(g)(iii)
Surviving Corporation	Section 1.1(a)
Takeover Statute	Section 3.3(c)
Trade Control Laws	Section 3.19(e)
Transactions	Recitals
Union	Section 3.12(a)
Withholding Agent	Section 2.6

A-vi

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of October 28, 2025, by and among Olympic Steel, Inc., an Ohio corporation (the “Company”), Ryerson Holding Corporation, a Delaware corporation (“Parent”), and Crimson MS Corp., an Ohio corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, Parent, Company and Merger Sub desire to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation and a direct wholly owned subsidiary of Parent (the “Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Ohio General Corporation Law (as amended, the “OGCL”), pursuant to which, except as otherwise provided in Article 2, each share of common stock, without par value, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration;

WHEREAS, the Boards of Directors of Parent, the Company and Merger Sub have each approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby (the “Transactions”) and determined that it is fair to, advisable and in the best interests of their respective companies, and that the shareholders of the Company and the stockholders of Parent adopt this Agreement and consummate the Merger and the other Transactions on the terms and conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has, subject to Section 5.4, resolved to recommend the approval of the Parent Common Stock Issuance by the Parent stockholders, and following the execution and delivery of this Agreement, Parent shall adopt and approve this Agreement and the Transactions as the sole shareholder of Merger Sub;

WHEREAS, the Board of Directors of each of the Company (the “Company Board”) and the Board of Directors of Merger Sub has, subject to Section 5.4, in each case unanimously resolved to recommend the adoption of this Agreement by the Company shareholders (in the case of the Company Board) and Parent as sole shareholder of Merger Sub (in the case of the Board of Directors of Merger Sub);

WHEREAS, for U.S. federal income Tax purposes, the Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (the “Intended Tax Treatment”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

(a) At the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the OGCL, and upon the terms and conditions set forth in this Agreement, whereupon the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a direct wholly owned subsidiary of Parent. References herein to “the Company” with respect to the period from and after the Effective Time shall be deemed to be references to the “Surviving Corporation”.

(b) The Merger shall have the effects specified in the OGCL. From and after the Effective Time, the Surviving Corporation shall possess all the property, rights, powers, privileges, immunities and franchises and be subject to all of the obligations, liabilities and duties of the Company and Merger Sub, all as provided under the OGCL.

1.2 Closing. The closing of the Merger (the “Closing”) shall take place remotely by electronic exchange of executed documents, commencing at 9:00 a.m., New York City time, as soon as practicable (and, in any event, within two Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all applicable conditions set forth in Article 6 (except for any conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction of such conditions or, to the extent permitted hereunder, waiver by the Party entitled to waive such conditions at the Closing) or at such other time and place as Parent and the Company shall agree in writing. The date and time at which the Closing occurs is referred to herein as the “Closing Date”.

1.3 Effective Time. On the Closing Date, the Company and Merger Sub shall (a) cause a certificate of merger executed in accordance with, and containing such information as is required by, the OGCL, and otherwise in a form and substance reasonably acceptable to Parent and the Company (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Ohio in accordance with the OGCL and (b) shall make all other filings or recordings required under the OGCL. The Merger shall become effective concurrently upon the due filing of the Certificate of Merger with the Secretary of State of the State of Ohio, or such later time as Parent and the Company shall agree and specify in the Certificate of Merger in accordance with the OGCL (such time as the Merger becomes effective hereinafter referred to as the “Effective Time”).

1.4 Articles of Incorporation and Code of Regulations of the Surviving Corporation. At the Effective Time, by virtue of the Merger and without any action by the Company, Parent, Merger Sub or any other Person, the articles of incorporation of the Company in effect immediately prior to the Effective Time shall be amended and restated in their entirety as set forth as Exhibit A, and as so amended and restated shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. In addition, at the Effective Time, by virtue of the Merger and without any action by the Company, Parent, Merger Sub or any other Person, the code of regulations of the Company in effect immediately prior to the Effective Time shall be amended and restated in its entirety as set forth as Exhibit B, and as so amended and restated shall be the code of regulations of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

1.5 Directors and Officers of the Surviving Corporation.

(a) At the Effective Time, the Parties shall take all necessary action such that (i) the directors of Merger Sub as of immediately prior to the Effective Time shall become the initial directors of the Surviving Corporation and (ii) the officers of the Company as of immediately prior to the Effective Time shall become the initial officers of the Surviving Corporation and shall hold office in accordance with the articles of incorporation and code of regulations of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and code of regulations of the Surviving Corporation.

(b) Prior to, and conditioned upon the occurrence of, the Effective Time, Parent shall take all actions necessary in order to cause, effective upon the Effective Time, the size of the Parent Board to be increased to 11 directors, consisting of seven incumbent directors of the Parent Board and four directors designated in writing by the Company at least ten Business Days prior to the Closing Date from among the directors serving on the Company Board as of immediately prior to the Effective Time, to serve in accordance with the certificate of incorporation and bylaws of Parent; provided, that each such director designated by the Company shall be reasonably acceptable to Parent acting in its sole discretion. In the event that the Closing occurs prior to the mailing of the proxy statement for Parent’s annual meeting of stockholders for 2026, subject to each such individual’s continued willingness and ability to serve, Parent shall take such actions as may be necessary to nominate each former director of the Company appointed to the Parent Board at the Closing, to the extent such director’s term on the Parent Board expires as of the Parent’s annual meeting for such year, for election to the Parent Board at such annual meeting of Parent.

(c) Prior to, and conditioned upon the occurrence of, the Effective Time, Parent shall take all actions necessary in order to cause, effective upon the Effective Time, to the extent such officer is employed by the Company immediately prior to the Effective Time, (i) Richard Marabito to be appointed the President and Chief Operating Officer of Parent, (ii) Andrew Greiff to be appointed an Executive Vice President of Parent and President of the Company, (iii) Richard Manson to be appointed the Senior Vice President of Finance of Parent and (iv) Zachary Siegal to be appointed the Senior Vice President of Business Development of Parent and shall hold such office in accordance with the certificate of incorporation and bylaws of Parent or the Company, as applicable.

1.6 Presence in Cleveland. From and after the Effective Time until the Board reasonably determines, the Surviving Corporation shall maintain a presence in the Cleveland metropolitan area.

ARTICLE 2

CONVERSION OF SECURITIES IN THE MERGER

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any of the following securities:

(a) Each share of Company Common Stock held by the Company as treasury stock or held directly by Parent or Merger Sub (or any direct or indirect wholly owned Subsidiaries of the Company, Parent Merger Sub), in each case, immediately prior to the Effective Time, shall automatically be canceled (each such share of Company Common Stock, an “Excluded Share”) and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(b) Subject to Section 2.1(a), Section 2.2, Section 2.3, and Section 2.4, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter represent the right to receive that number of validly issued, fully paid and non-assessable shares of common stock, $0.01 par value per share, of Parent (“Parent Common Stock”), equal to the Exchange Ratio rounded down to the nearest whole share as contemplated by Section 2.3 (the “Common Stock Merger Consideration”) and the Fractional Shares Cash Amount to be paid in lieu of fractional shares pursuant to Section 2.3. The Common Stock Merger Consideration to be issued pursuant to this Section 2.1 and the Fractional Shares Cash Amount to be paid in lieu of fractional shares pursuant to Section 2.3 are referred to, as applicable, as the “Merger Consideration”. For purposes of this Agreement, the “Exchange Ratio” means 1.7105.

(c) All of the outstanding shares of Company Common Stock (other than Excluded Shares) shall be converted into the right to receive the Merger Consideration pursuant to this Section 2.1 and all such shares of Company Common Stock shall cease to be outstanding and shall cease to exist and, as of the Effective Time, each holder of a certificate representing any such shares of Company Common Stock (a “Company Certificate”) or shares of Company Common Stock held in book-entry form (“Company Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive, in accordance with (i) Section 2.1(b), the Merger Consideration in accordance with Section 2.4 and (ii) any dividends or other distributions with a record date prior to the Effective Time which have been declared by the Company in accordance with this Agreement (including the terms and conditions of Section 5.17) and which remain unpaid at the Effective Time.

(d) Each share of common stock, without par value, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, without par value, of the Surviving Corporation.

2.2 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the applicable Merger Consideration and the Exchange Ratio and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

2.3 Fractional Shares. No fractional shares of Parent Common Stock shall be issued in the Merger, but in lieu thereof each holder of Company Common Stock otherwise entitled to a fractional share of Parent Common Stock pursuant to Section 2.1(b) will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.3, a cash payment (rounded down to the nearest cent) in lieu of such fractional share of Parent Common Stock determined by multiplying (a) the volume-weighted average closing sales price of the Parent Common Stock on the NYSE as reported by The Wall Street Journal for the consecutive five full trading days ending on the day preceding the Closing Date and (b) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to this Agreement (the “Fractional Shares Cash Amount”). The Company and Parent acknowledge that payment of the cash consideration in lieu of issuing fractional shares of Parent Common Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares of Parent Common Stock.

2.4 Exchange of Certificates and Book-Entry Shares.

(a) Prior to the dissemination of the Joint Proxy Statement to the stockholders of Parent and the shareholders of the Company, Parent shall appoint Equiniti Trust Company, LLC (or another nationally recognized financial institution or trust company reasonably satisfactory to the Company and Parent) to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration. At or prior to the Effective Time, Parent shall deposit, in trust for the benefit of the holders of Company Common Stock, with the Exchange Agent for exchange in accordance with this Article 2, (i) a number of shares of Parent Common Stock equal to the total shares of Parent Common Stock issuable pursuant to Section 2.1 and (ii) cash in immediately available funds in an amount to pay the aggregate Fractional Shares Cash Amount payable in accordance with Section 2.3 (such number of shares of Parent Common Stock, together with the aggregate Fractional Shares Cash Amount, the “Exchange Fund”). Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions payable to holders of Company Common Stock pursuant to Section 2.1(c)(ii). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the whole shares of Parent Common Stock contemplated to be issued pursuant to Section 2.1 and the Fractional Shares Cash Amount out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures.

(i) Certificates. As promptly as practicable after the Effective Time (but in no event later than five Business Days after the Effective Time), Parent shall direct the Exchange Agent to mail to each holder of record of a Company Certificate: (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon delivery of the Company Certificates to the Exchange Agent, and shall otherwise be in such form and have such other provisions as Parent, the Company and the Exchange Agent may reasonably agree prior to the Effective Time and (B) instructions for effecting the surrender of the Company Certificates (or affidavits of loss in lieu of the Company Certificates as provided in Section 2.4(e)) in exchange for the Merger Consideration and the method of payment of such holder’s Fractional Shares Cash Amount. Upon surrender of a Company Certificate (or affidavit of loss in lieu of the Company Certificate as provided in Section 2.4(e)) to the Exchange Agent or to such other agent or agents as may be appointed by Parent and the Company, and upon delivery of a letter of transmittal, duly executed and in proper form, with all required enclosures and attachments, with respect to such Company Certificates, the holder of such Company Certificates shall be entitled to receive in exchange therefor the whole shares of Parent Common Stock that such holder is entitled to receive pursuant to Section 2.1 and, if applicable, the Fractional Shares Cash Amount for each share of Company Common Stock formerly represented by such Company Certificates, and any Company Certificate so surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Company Certificate is registered, it shall be a condition precedent of payment that the Company Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the delivery of the Merger Consideration to a Person other than the registered holder of the Company Certificate so surrendered and shall have established to the satisfaction of Parent that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of Company Certificates. Until surrendered as contemplated hereby, each Company Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration provided in this Agreement.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of Company Book-Entry Shares shall be required to deliver a Company Certificate or, in the case of holders of Company Book-Entry Shares held through The Depository Trust Company, an executed letter of transmittal to the Exchange Agent, to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.1. In lieu thereof, each holder of record of one or more Company Book-Entry Shares held through The Depository Trust Company whose shares of Company Common Stock were converted into the right to receive the Merger Consideration shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver to The Depository Trust Company or its nominee as promptly as practicable after the Effective Time, the whole shares of Parent Common Stock that such holder is entitled to receive pursuant to Section 2.1 and, if applicable, the Fractional Shares Cash Amount for each share of Company Common Stock formerly represented by such Company Book-Entry Shares, and such Company Book-Entry Shares of such holder shall be canceled. As promptly as practicable after the Effective Time (but in no event later than two Business Days after the Effective Time), Parent shall cause the Exchange Agent to mail to each holder of record of Company Book-Entry Shares: (A) a letter of transmittal, which shall be in such form and have such provisions as Parent, the Company and the Exchange Agent shall reasonably agree prior to the Effective Time; and (B) instructions for returning such letter of transmittal in exchange for the Merger Consideration. Upon delivery of such letter of transmittal, in accordance with the terms of such letter of transmittal, duly executed and in proper form with all required enclosures and attachments, the holder of such Company Book-Entry Shares shall be entitled to receive in exchange therefor the whole shares of Parent Common Stock that such holder is entitled to receive pursuant to Section 2.1 and, if applicable, the Fractional Shares Cash Amount for each share of Company Common Stock formerly represented by such Company Book-Entry Shares, and such Company Book-Entry Shares so surrendered shall at the Effective Time be canceled. Payment of the Merger Consideration with respect to Company Book-Entry Shares shall only be made to the Person in whose name such Company Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Company Book-Entry Shares. Until paid or surrendered as contemplated hereby, each Company Book-Entry Share or share of Company Common Stock held through the Depository Trust Company shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration provided in this Agreement.

(c) Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Company Certificates and Company Book-Entry Shares representing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Company Certificates representing shares of Company Common Stock are presented to Parent or the Surviving Corporation for any reason, they shall be canceled and exchanged for the whole shares of Parent Common Stock that such holder is entitled to receive pursuant to Section 2.1 and, if applicable, the Fractional Shares Cash Amount as provided in this Agreement subject, in each case, to any applicable abandoned property, escheat or similar Laws.

(d) Termination of Fund; Abandoned Property. At any time following one year after the Closing Date, Parent shall be entitled to require the Exchange Agent to deliver to it any shares of Parent Common Stock or cash remaining in the Exchange Fund made available to the Exchange Agent and not delivered to holders of Company Certificates or Company Book-Entry Shares, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration payable upon due surrender of their Company Certificates or Company Book-Entry Shares and compliance with the procedures in Section 2.4. If, prior to six years after the Closing Date (or otherwise immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws), any holder of Company Certificates or Company Book-Entry Shares has not complied with the procedures in Section 2.4 to receive the applicable Merger Consideration to which such holder would otherwise be entitled, the applicable Merger Consideration to which such holder would otherwise be entitled in respect of such Company Certificates or Company Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Exchange Agent, or any Representative or affiliate thereof, shall be liable to any holder of a Company Certificate or Company Book-Entry Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Company Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1(b); provided, however, that Parent or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the payment of the applicable Merger Consideration, require the owners of such lost, stolen or destroyed Company Certificates to deliver a customary indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to Company Certificates alleged to have been lost, stolen or destroyed.

(f) Distributions with Respect to Unexchanged Company Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Certificate or Company Book-Entry Share with respect to any shares of Parent Common Stock represented thereby, and, if applicable, no portion of the Fractional Shares Cash Amount shall be paid to any such holder pursuant to Section 2.3, unless and until the holder of such Company Certificate or Company Book-Entry Share shall surrender such Company Certificate or Company Book-Entry Share in accordance with this Section 2.4. All such dividends and other distributions with respect to the shares of Parent Common Stock issuable to such holder of any unsurrendered Company Certificate or Company Book-Entry Share in accordance with this Agreement shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund until the surrender of such Company Certificate or Company Book-Entry Share (or affidavit of loss in lieu thereof) or payment of the Merger Consideration.

(g) Subject to the effect of applicable abandoned property, escheat, Tax or other Laws, following surrender of any such Company Certificate or Company Book-Entry Share in accordance with this Section 2.4, there shall be paid by Parent to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) promptly, the portion of the Fractional Shares Cash Amount, if applicable, payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.3 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

2.5 Stock-Based and Long-Term Cash Awards.

(a) Treatment of Company RSUs. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each time-based restricted stock unit with respect to shares of Company Common Stock granted by Company (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time shall be treated as follows:

(i) Assumed RSUs. Each Company RSU other than the SERP RSUs described in Section 2.5(a)(iii) below shall be assumed by Parent and shall be converted into a restricted stock unit award with respect to shares of Parent Common Stock in accordance with this Section 2.5(a)(i). Each such Company RSU as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to such Company RSU immediately prior to the Effective Time (which, for the avoidance of doubt, includes, in each case, to the extent set forth in the underlying Company Stock Plan and/or award agreement (1) accelerated vesting and payment as a result of the Closing, if any, (2) any requirement for continued service with Company or its affiliates, and (3) the holder’s right to make an election to receive cash in lieu of shares (each Assumed RSU containing such election, an “Assumed Settlement Election RSU”)), except for terms rendered inoperative by reason of the Transactions and other administrative or ministerial changes determined by Parent and that, as of the Effective Time, each such Company RSU as so assumed and converted shall be a restricted stock unit covering that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (X) the number of shares of Company Common Stock subject to such Company RSU multiplied by (Y) the Exchange Ratio (after such conversion, an “Assumed RSU”).

(ii) Assumed Settlement Election RSUs. If a holder of an Assumed Settlement Election RSU makes a timely written election to receive a cash settlement in respect of their Assumed RSUs in accordance with the terms of their applicable award agreement, the Surviving Corporation shall (or shall cause one of its affiliates to) pay an amount in cash (without interest) equal to (X) the number of shares of Parent Common Stock subject to such Assumed Settlement Election RSU multiplied by (Y) the closing price per share of Parent Common Stock on the Closing Date, less any applicable tax withholding obligations, and such cash amount shall be paid within thirty days of Closing.

(iii) SERP RSUs. Each Company RSU that was contributed to and used to fund a participant’s account balance in the Company’s Supplemental Executive Retirement Plan (the “SERP”) shall be canceled and converted into a cash amount (“SERP RSU Cash Amount”) equal to (A) the product of (X) the number of shares of Company Common Stock subject to such Company RSU, multiplied by (Y) the Exchange Ratio, multiplied by (B) the closing price per share of Parent Common Stock on the Closing Date. Effective as of the Closing Date, the SERP RSU Cash Amount shall be credited to the account established under the SERP for the holder of the Company RSU associated with such SERP RSU Cash Amount, and will otherwise remain subject to the payment timing requirements and other terms of the SERP.

(b) Treatment of Company PSUs.

(i) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each performance stock unit award with respect to shares of Company Common Stock granted by the Company (each, a “Company PSU”) that was granted prior to the date hereof and is outstanding immediately prior to the Effective Time shall be canceled and assumed by Parent and shall be converted into the right of the holder to receive an amount in cash equal to (i) the product of (A) the number of shares of Company Common Stock subject to such Company PSU (assuming achievement based on actual performance for outstanding Company PSUs granted in 2023 and deemed target levels of performance for outstanding Company PSUs granted in 2024 and 2025), multiplied by (B) the Exchange Ratio, multiplied by (ii) the closing price per share of Parent Common Stock on the Closing Date. Each holder of such Company PSU shall, within 30 days of the Closing Date, be paid by the Surviving Corporation (or one of its affiliates) in accordance with its regular payroll practices the cash amount (without interest) payable to such holder pursuant to this Section 2.5(b).

(ii) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company PSU that is granted following the date hereof and outstanding immediately prior to the Effective Time shall be assumed by Parent and shall be converted into a restricted stock unit award with respect to each share of Company Common Stock subject to such Company PSU in accordance with this Section 2.5(b). Each such Company PSU as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to such Company PSU immediately prior to the Effective Time (including any requirement for continued service with Parent or its affiliates and performance-based vesting conditions set forth in the applicable Company Stock Plan or award agreement), except for terms rendered inoperative by reason of the Transactions and other administrative or ministerial changes determined by Parent, and as of the Effective Time, each such Company PSU as so assumed and converted shall be a performance-based vesting restricted stock unit covering that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Company Common Stock subject to such Company PSU multiplied by (B) the Exchange Ratio (after such conversion, an “Assumed PSU”).

(c) Treatment of Company RSAs. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each restricted stock award with respect to shares of Company Common Stock granted by the Company (each, a “Company RSA”) that is (i) outstanding immediately prior to the date hereof, shall become vested immediately prior to the Effective Time (each, a “Fully Vested Company RSA”) or (ii) granted following the date hereof in accordance with and subject to Section 5.1(b), shall become vested in an amount equal to the total of such Company RSAs multiplied by a fraction, the numerator of which is the number of days elapsed between January 1 of the calendar year in which the grant date occurs and the Closing Date and the denominator of which is the total number of days in the applicable vesting period with respect such Company RSAs (each, a “Prorated Vested Company RSA,” and together with the Fully Vested Company RSAs, the “Vested Company RSAs”). Each Vested Company RSA shall be canceled and converted into the right of the holder to receive, with respect to each restricted share of Company Common Stock subject to such Vested Company RSA, the Merger Consideration. At the Effective Time, any Company RSAs that are granted pursuant to clause (ii) of the preceding sentence that do not become Prorated Vested Company RSAs shall be automatically canceled and forfeited for no consideration.

(d) Treatment of Company Phantom Awards. At the Effective Time, each phantom stock award (each, a “Company Phantom Award”) granted under the Company Stock Plan that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holders thereof, be assumed by Parent and shall be converted into a phantom stock award with phantom units (rounded down to the nearest whole unit) covering that number of whole phantom units with respect to Parent Common Stock equal to the product of (A) the number of phantom units subject to such Company Phantom Award multiplied by (B) the Exchange Ratio (after such conversion, an “Assumed Phantom Award”). Each Assumed Phantom Award shall continue to have, and shall be subject to, the same terms and conditions as applied to such Company Phantom Award immediately prior to the Effective Time, including the following: (a) a portion of the Assumed Phantom Award shall vest pursuant to the terms of the applicable award agreement in an amount equal to the total phantom units subject to such Assumed Phantom Award multiplied by a fraction, the numerator of which is the number of days in the performance period applicable to such Company Phantom Award that have been completed on the Closing Date and the denominator of which is the total number of days in the performance period applicable to such Company Phantom Award (“Vested Phantom Units”), and (b) the portion of the Assumed Phantom Award that is not a Vested Phantom Unit shall continue to be outstanding and shall be subject to the same terms and conditions as applied to the Company Phantom Award immediately prior to the Effective Time (including, for the avoidance of doubt, the requirement of continued service through the last day of the applicable performance period), except for terms rendered inoperative by reason of the Transactions and other administrative or ministerial changes determined by Parent. The holder of such Vested Phantom Units shall, within thirty days of the Closing Date, be paid by the Surviving Corporation (or one of its affiliates) in accordance with its regular payroll practices a cash amount (without interest) equal to the product of (x) the total number of Vested Phantom Units multiplied by (y) the closing price of one share of the Parent Common Stock on the Closing Date.

(e) Treatment of Company Time-Based Cash Awards. Each time-based long-term cash incentive award granted under the C-suite Long Term Incentive Plan under the Company Stock Plan (the “C-suite LTIP”) (each, a “Company Time-Based Cash Award”) that, in each case, is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holders thereof, be assumed by Parent or one of its Subsidiaries (as designated by Parent), and such Company Time-Based Cash Award as so assumed shall continue to have, and shall be subject to, the same terms and conditions as applied to such Company Time-Based Cash Award immediately prior to the Effective Time (including any requirement for continued service with the Company or its affiliates), except for terms rendered inoperative by reason of the Transactions and other administrative or ministerial changes determined by Parent (such awards, the “Assumed Time-Based Cash Awards”).

(f) Treatment of Company Performance-Based Cash Awards.

(i) Each award of a performance-based long-term cash incentive award granted under the C-suite LTIP (each, a “Company Performance-Based Cash Award” and, together with the Company Time-Based Cash Awards, the “Company Cash Awards”) that was granted prior to the date hereof and is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holders thereof, be canceled and converted into the right to receive an amount in cash equal to the cash amount that would be owed under such Company Performance-Based Cash Awards based on actual performance for a Company Performance-Based Cash Award subject to a 2023-2025 performance period and assuming achievement of 100% of target performance for all other Company Performance-Based Cash Awards. The holder of such Company Performance-Based Cash Award shall, within thirty days of the Closing Date, be paid by the Surviving Corporation (or one of its affiliates) in accordance with its regular payroll practices the cash amount (without interest) payable to such holder pursuant to this Section 2.5(f).

(ii) Each award of a Company Performance-Based Cash Award that is granted following the date hereof and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holders thereof, be assumed by Parent or one of its Subsidiaries (as designated by Parent), and such Company Performance-Based Cash Award shall remain outstanding and continue to be eligible to vest in accordance with, and subject to, the terms thereof (such award, the “Assumed Performance-Based Cash Awards”). Each Assumed Performance-Based Cash Award shall continue to have, and shall be subject to, the same terms and conditions as applied to such Company Performance-Based Cash Award immediately prior to the Effective Time (including any requirement for continued service with Parent or its affiliates and any performance-based vesting conditions), except for terms rendered inoperative by reason of the Transactions and other administrative or ministerial changes determined by Parent.

(g) Treatment of Other Cash-Based Awards. All other long-term cash awards granted under the Company Stock Plan or otherwise shall be treated in accordance with the terms of the applicable plan or award agreement. Specifically, any awards outstanding under the Metal-Fab Manager Long-Term Incentive Plan and Metal-Fab Manager Retention Incentive Plan shall, by virtue of the Merger and without any action on the part of the holders thereof, be assumed by Parent or one of its Subsidiaries (as designated by Parent), and such awards shall remain outstanding and continue to be eligible to vest in accordance with, and subject to, the terms thereof, including the following: (i) a portion of the award shall vest pursuant to the terms of the applicable plan in an amount equal to the total award value, multiplied by a fraction, the numerator of which is the number of days in the performance period applicable to such award that have been completed on the Closing Date and the denominator of which is the total number of days in the performance period applicable to such award (the “Vested Other Cash-Based Award”) and (ii) the portion of the award that does not vest pursuant to clause (i) above shall continue to be outstanding and shall be subject to the same terms and conditions as applied thereto immediately prior to the Effective Time (including, for the avoidance of doubt, the requirement of continued service through the last day of the applicable performance period), except for terms rendered inoperative by reason of the Transactions and other administrative or ministerial changes determined by Parent. The holder of a Vested Other Cash-Based Award shall, within thirty days of the Closing Date, be paid by the Surviving Corporation (or one of its affiliates) in accordance with its regular payroll practices a cash amount (without interest) in respect of the Vested Other Cash-Based Award.

(h) Company Stock Plans. As of the Effective Time, Parent shall, by virtue of the Merger, assume the Company Stock Plan. Following the Effective Time, Parent shall continue to maintain any such assumed plans (each, as may be amended or terminated from time to time in accordance therewith).

(i) Company Actions. Prior to the Effective Time, the Company shall take all necessary action for the adjustment and assumption of equity and cash awards under this Section 2.5 (including providing Parent all information reasonably requested by Parent for preparation of any Form S-8), and any relevant resolutions and other documents relating to the foregoing shall be subject to Parent’s approval (such approval not to be unreasonably withheld, conditioned or delayed).

(j) Parent Actions. Parent shall take all actions that are reasonably necessary for the assumption of the Assumed RSUs, Assumed Settlement Election RSUs, Assumed PSU, Assumed Phantom Awards, the Assumed Time-Based Cash Awards, the Assumed Performance-Based Cash Awards and any other assumed cash-based awards pursuant to this Section 2.5, including the reservation, issuance and listing of Parent Common Stock as necessary to effect the transactions contemplated by this Section 2.5. By the Effective Time, Parent shall use commercially reasonable efforts to file a registration statement on Form S-8 (or any successor form), to the extent such form is available, with respect to the shares of Parent Common Stock issuable with respect to Assumed RSUs and Assumed PSU.

2.6 Withholding Rights. Each of Parent, the Surviving Corporation, the Company, Merger Sub, the Exchange Agent and their respective affiliates, and any other applicable withholding agent (each, a “Withholding

Agent”) as applicable, shall be entitled to deduct and withhold from the Merger Consideration or any other amount payable pursuant to this Agreement to any Person, such amounts as are required to be deducted and withheld under applicable Tax Law. In the event any such deduction and withholding required to be made in respect of Parent Common Stock issued in the Merger, the applicable Withholding Agent is hereby authorized to sell such portion of the Parent Common Stock otherwise payable or deliverable to the applicable holder, on behalf of and as an agent of such holder, as is necessary to provide sufficient funds to the applicable Withholding Agent to enable it to comply with any such deduction or withholding requirements; provided that, in such case, the applicable Withholding Agent shall notify such holder of such sale and shall remit (a) the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and (b) the remaining net proceeds of such sale (after deduction for the amounts described in clause (a)), if any, to such holder. To the extent that amounts are so deducted and withheld and paid over to the applicable Governmental Entity in accordance with applicable Law, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person(s) in respect of which such deduction and withholding was made.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the Company Disclosure Schedule (subject to Section 8.13) and (b) as otherwise disclosed or identified in the Company SEC Documents publicly filed, or furnished, prior to the date hereof (other than any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Company SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward-looking in nature), the Company hereby represents and warrants to Parent as follows:

3.1 Corporate Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to have such power and authority or to be so licensed or qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent true, complete and correct copies of the Amended and Restated Articles of Incorporation (the “Company Charter”), and Amended and Restated Code of Regulations (the “Company Code of Regulations”) of the Company as in effect as of the date of this Agreement. The Company is not in violation in any material respect of any of the provisions of the Company Charter or Company Code of Regulations.

(b) Each Subsidiary of the Company is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.2 Company Capitalization.

(a) The authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock and 5,000,000 shares of serial preferred stock, without par value, of the Company (the “Company Preferred Stock”). As of October 24, 2025 (the “Capitalization Date”), (i) 11,197,621 shares of Company Common Stock (other than treasury shares) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) no shares of Company Common Stock were held in the treasury of the Company or by its Subsidiaries, (iii) 1,400,000 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans, of which amount (A) 603,480 shares of Company Common Stock were underlying outstanding Company RSUs, (B) 23,363 shares of Company Common Stock were underlying outstanding Company RSAs and (C) 57,243 shares of Company Common Stock were underlying outstanding Company PSUs assuming satisfaction of any performance vesting conditions at target levels and 85,864.5 shares of Company Common Stock were underlying outstanding Company PSUs assuming satisfaction of any performance vesting conditions at maximum levels, and (iv) no shares of Company Preferred Stock were issued and outstanding. Except for Company RSUs, Company RSAs and Company PSUs, there are no options, warrants, equity-based compensation awards or other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of the Company, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating the Company or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company. Since the Capitalization Date, the Company has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 3.2(a).

(b) Section 3.2(b)(i) of the Company Disclosure Schedule sets forth a true and complete list, as of the Capitalization Date, of each outstanding Company RSU, Company RSA, and Company PSU. All shares of Company Common Stock subject to issuance under the Company Stock Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote on any matters on which shareholders of the Company may vote. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Equity Interests of the Company. All Company RSUs, Company RSAs, and Company PSUs were granted under and in compliance in all material respects with the terms of the Company Stock Plan (including any sub-plans subject to the terms of the Company Stock Plan) and applicable Laws.

(c) Section 3.2(c) of the Company Disclosure Schedule sets forth a true and complete list of (i) all of the Subsidiaries of the Company, (ii) the jurisdiction of organization of each such Subsidiary and (iii) if not wholly owned by the Company or one of its Subsidiaries, the number of Equity Interests owned by the Company or its Subsidiaries and the corresponding ownership percentage of the Company or its Subsidiaries of such entity. None of the Company or any of its Subsidiaries holds any Equity Interests in any other Person (other than other Subsidiaries of the Company). Except as would reasonably be expected to be a Company Material Adverse Effect, each outstanding share of capital stock of or other Equity Interests in each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Company or one or more of its wholly owned Subsidiaries free and clear of all Liens, other than Permitted Liens.

3.3 Authority; Execution and Delivery; Enforceability.

(a) The Company has all necessary power and authority to execute and deliver this Agreement, to perform and comply with its obligations under this Agreement and, subject to the receipt of the adoption of this

Agreement by the holders of a majority of the shares of the Company Common Stock outstanding and entitled to vote thereon at the Company Shareholders Meeting (the “Company Shareholder Approval”) and the satisfaction of the closing conditions, to consummate the Transactions. The execution and delivery by the Company of this Agreement, the performance and compliance by the Company with each of its obligations herein and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject to the receipt of the Company Shareholder Approval, and no other corporate proceedings on the part of the Company and no other shareholder votes are necessary to authorize this Agreement or the consummation by the Company of the Transactions. The Company has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) The Company Board, at a meeting duly called and held, unanimously adopted resolutions (i) determining that the Transactions, including the Merger, are advisable, fair to and in the best interests of the Company and its shareholders, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger, and (iii) recommending that the Company’s shareholders adopt this Agreement (such recommendation the “Company Board Recommendation”) and directing that such matter be submitted for consideration of the Company’s shareholders at the Company Shareholders Meeting.

(c) Subject to the accuracy of the representations and warranties set forth in Article 4, no state “fair price,” “moratorium,” “control share acquisition,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other anti-takeover or similar Laws, including Section 1701.831 of the OGCL and Chapter 1704 of the OGCL (each such Law, a “Takeover Statute”) is applicable to this Agreement, the Merger or the Transactions. The Company Board has taken all actions necessary to render all potentially applicable Takeover Statutes inapplicable to this Agreement, the Merger and the other Transactions. The only vote of holders of any class or series of Equity Interests of the Company necessary to approve the Transactions is the Company Shareholder Approval. No other vote of the holders of Company Common Stock or any other Equity Interests of the Company is necessary to consummate the Transactions.

3.4 No Conflicts.

(a) The execution and delivery of this Agreement by the Company does not and will not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) assuming the Company Shareholder Approval is obtained, conflict with or violate any provision of the Company Charter, Company Code of Regulations or any equivalent organizational documents of any Subsidiary of the Company, (ii) assuming that all consents, approvals, authorizations and permits described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any of its Subsidiaries pursuant to, any Company Material Contract or material Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the consummation by the Company of the Transactions and compliance by the Company with any of the terms or provisions hereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person, except (i) under the Exchange Act, Securities Act, any applicable blue sky Law, and the rules and regulations of NASDAQ, (ii) under the HSR Act or other applicable antitrust Laws or foreign investment Laws, (iii) the filing of the Certificate of Merger as required by the OGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have a Company Material Adverse Effect.

3.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed or furnished on a timely basis all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Company with the SEC under the Securities Act or the Exchange Act since the Applicable Date (the “Company SEC Documents”). None of the Subsidiaries of the Company is subject to the periodic reporting requirements of the Exchange Act.

(b) As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each Company SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act, and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c) The consolidated financial statements of the Company and its Subsidiaries included or incorporated by reference in the Company SEC Documents (including, in each case, any notes or schedules thereto) (the “Company SEC Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Company SEC Financial Statements fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in shareholders’ equity of the Company and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company SEC Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of interim Company SEC Financial Statements, to normal year-end adjustments (which are not material in significance or amount) and the absence of notes.

(d) As of the date of this Agreement, no more than $300,000,000 of indebtedness is outstanding in the aggregate pursuant to the Company Credit Agreement.

(e) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents and none of the Company SEC Documents is, to the Knowledge of the Company, the subject of ongoing SEC review or investigation. To the Knowledge of the Company, there are no SEC inquiries or investigations pending or threatened, in each case, regarding any accounting practices of the Company.

(f) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures for the fiscal year ended December 31, 2024 and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Since January 1, 2024 (the “Applicable Date”), the Company has had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and the Company does not have Knowledge of any fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting (except, in each case, as would not be material to the Company and its Subsidiaries on a consolidated basis). The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act; or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) with respect to all applicable Company SEC Documents.

(g) The Company and its Subsidiaries do not have any liabilities or obligations of any nature whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued that are required to be reflected in the Company’s consolidated balance sheets in accordance with GAAP, except (i) as disclosed, reflected or reserved against in the most recent unaudited consolidated balance sheet included in the Company SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent unaudited consolidated balance sheet included in the Company SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(h) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s published financial statements or other Company SEC Documents.

3.6 Absence of Certain Changes or Events. Since December 31, 2024 through the date of this Agreement, except as otherwise contemplated by this Agreement, the Company and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and there has not been any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

3.7 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Merger (the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (b) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to each of the holders of Parent Common Stock and Company Common Stock and at the time of each of the Company Shareholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading (except, in the case of both clause (a) and (b) that no representation or warranty is made by the Company to such portions thereof that relate expressly to Parent or any of its Subsidiaries, including Merger Sub, or to statements made therein based on information supplied by or on behalf of Parent for inclusion or incorporation by reference therein). The Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and other applicable Law.

3.8 Legal Proceedings. There are no Proceedings pending or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of the Company, except, in each case, for those that, individually or in the aggregate, would not, and would not reasonably be expected to, (a) prevent or materially delay the consummation of the Transactions or (b) have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.9 Compliance with Laws. (a) The Company and its Subsidiaries are in compliance, and since the Applicable Date have been in compliance, with all Laws and Orders applicable to the Company or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no undue continuing obligations or costs on the Company or its Subsidiaries), and (b) neither the Company nor any of its Subsidiaries has, since the Applicable Date, received any written communication from a Governmental Entity that alleges that the Company or any of its Subsidiaries is not in compliance with any such Law or Order, except, in each case, where non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect.

3.10 Permits. The Company and each of its Subsidiaries have all required governmental permits, licenses, franchises, certificates, registrations, approvals, exemptions, clearances, billings and authorizations and similar rights (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, in each case except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the operation of the business of the Company and its Subsidiaries as currently conducted is not, and has not been, in violation of, nor is the Company or any of its Subsidiaries in default or violation under, any Permit (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on the Company or its Subsidiaries), and (b) to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no actions pending or, to the Knowledge of the Company, threatened, that seek the revocation, cancellation or modification of any Permit and (ii) neither the Company nor its Subsidiaries have, since the Applicable Date, received written notice of any charge, claim or assertion from any Governmental Entity alleging any violations of or noncompliance with any Permit, nor to the Knowledge of the Company, has any charge, claim or assertion been threatened.

3.11 Employee Benefit Plans.

(a) For purposes of this Agreement, “Company Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any other plan, policy, program, Contract, or arrangement (whether written or unwritten, insured or self-insured) providing compensation or other benefits, in each case, that is established, maintained, sponsored or contributed to (or required to be contributed to) by the Company or any of its Subsidiaries, or under which the Company or any of its Subsidiaries has any obligation or liability, whether actual or contingent, including each employment, incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, fringe benefit, medical, health, welfare, disability, retention, severance, termination, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit or other equity-based compensation plans, policies, programs, practices or arrangements, in each case, which is not sponsored and administered by a Governmental Entity and which is not a Multiemployer Plan. Section 3.11(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan.

(b) The Company has delivered or made available to Parent true and complete written copies of (i) the Company Stock Plan and each of the forms of award agreements for the Company RSUs, Company RSAs, Company PSUs, Company Phantom Awards, and Company Cash Awards, and (ii) each Company Benefit Plan that provides for any material severance benefits applicable to any current or former employee, director, or other service provider of the Company and its Subsidiaries.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan, and to the Knowledge of the Company, each Multiemployer Plan, has been established, maintained and administered in accordance and in compliance with its terms and all applicable Laws, including ERISA and the Code, and all contributions required to be made under the terms of any Company Benefit Plans have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in Company SEC Documents prior to the date of this Agreement.

(d) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Benefit Plan, and to the Knowledge of the Company, each Multiemployer Plan which is intended to qualify under Section 401(a) of the Code is so qualified and has either received a currently effective favorable determination letter or is entitled to rely on an opinion or advisory letter from the IRS as to its qualified status, and each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the Knowledge of the Company, no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust, (ii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), other than a transaction that is exempt under a statutory or administrative exemption, with respect to any Company Benefit Plan, and (iii) no Proceeding or claim (other than for routine benefits claims) has been brought, or to the Knowledge of the Company is threatened, against or with respect to any Company Benefit Plan, including any audit or inquiry by any Governmental Entity.

(e) Except as set forth on Section 3.11(e) of the Company Disclosure Schedule, no Company Benefit Plan is and, in the past six years, none of Company, any of its Subsidiaries or any of their respective ERISA Affiliates has sponsored, maintained, contributed to (or been required to contribute to), or had any liability or obligation, whether fixed or contingent, with respect to, (i) a multiemployer plan (as defined in Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”), (ii) a voluntary employees’ beneficiary association (VEBA) maintained under Section 501(c)(9) of the Code, (iii) a multiple employer plan maintained under Section 413(c) of the Code; (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (v) any other plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code (any such plan, a “Company Pension Plan”). No material liability under Title IV of ERISA has been incurred by the Company, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that would reasonably be expected to result in liability under Title IV of ERISA (whether primarily, jointly or secondarily) and have a Company Material Adverse Effect. With respect to each Company Pension Plan: (i) no such pension plan is in “at risk” status, within the meaning of Section 430 of the Code or Section 303 of ERISA; (ii) no “reportable event” within the meaning of Section 4043 of ERISA (for which the thirty (30) day notice requirement has not been waived by the Pension Benefit Guaranty Corporation (PBGC)) has occurred within the last twenty-four (24) months (disregarding any “reportable event” triggered by the execution of this Agreement or the transactions contemplated herein); and (iii) no such pension plan has failed to satisfy the “minimum funding standard” (as defined in Section 412 of the Code).

(f) Section 3.11(f) of the Company Disclosure Schedule sets forth a true and complete list of each Multiemployer Plan to which the Company, its Subsidiaries, or any of their ERISA Affiliates contributes, has ever contributed (or been obligated to contribute) in the last three years, or has any liability or potential liability.

(g) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) neither the Company, its Subsidiaries, nor any of their ERISA Affiliates has received any notification, nor has any reason to believe, that any Multiemployer Plan is in reorganization, has been terminated, is insolvent, or may reasonably be expected to be in reorganization, to be insolvent, or to be terminated and (B) neither the Company, its Subsidiaries, nor any of their ERISA Affiliates has incurred or, to the Knowledge of the Company, are there any circumstances that exist that would reasonably expected to result in, (i) a complete or partial withdrawal, within the meaning of Section 4203 or 4205 of ERISA from any Multiemployer Plan; or (ii) any direct, indirect, contingent or secondary liability for withdrawal liability with respect to a Multiemployer Plan in which the Company, its Subsidiaries, or any ERISA Affiliates, participates or has participated in (or to which the Company, its Subsidiaries, or any ERISA Affiliates makes or is obligated to make, or made or was obligated to make, contributions).

(h) No Company Benefit Plan provides or is obligated to provide any material post-employment or post-service medical, disability, life insurance or other welfare benefits to any former director, employee or their respective dependents (other than health care continuation coverage as required by Section B of Subtitle B of Title I of ERISA or Section 4980B of the Code or any similar state law (“COBRA”) at the participant’s sole cost or coverage through the end of the calendar month in which a termination of employment occurs).

(i) Neither the execution of this Agreement nor the consummation of the Merger or other Transactions (either alone or in combination with another event) will (i) entitle any current or former employee or director of the Company or its Subsidiaries to any compensation, (ii) accelerate the time of payment or vesting or trigger any payment or funding obligation (through a grantor trust or otherwise) of compensation or benefits, (iii) increase the amount payable or trigger any other obligation pursuant to any Company Benefit Plan or (iv) result in any breach or violation of, or default under, any Company Benefit Plan.

(j) No amount that has been or could be received (whether in cash or property or the vesting of property) by any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries could, as a result of or in connection with the consummation of the Merger or other Transactions (either alone or in combination with another event), reasonably be characterized as an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code).

(k) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan that is subject to Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder. There is no material agreement, plan, Contract or other arrangement to which the Company or any of its Subsidiaries is a party, or by which any of them is otherwise bound to compensate any Person in respect of Taxes, including Taxes under Sections 409A or 4999 of the Code.

(l) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Company Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States law also applies) (a “Company Non-U.S. Plan”): (i) all employer and employee contributions to each Company Non-U.S. Plan required by Law or by the terms of such Company Non-U.S. Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices, (ii) each Company Non-U.S. Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, and (iii) there are no unfunded or underfunded liabilities with respect to any Company Non-U.S. Plan. No Company Non-U.S. Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA) or termination indemnity, long-service award, jubilee payment or similar program in any jurisdiction.

(m) Section 3.11(m)(i) of the Company Disclosure Schedule sets forth a true and complete list, as of the Capitalization Date, of each Person who holds a Company RSU, Company RSA, Company PSU, Company Phantom Award, and Company Cash Award, which schedule shows for each such award, the type of award (including whether the Company RSU is held through the Company’s Supplemental Executive Retirement Plan and whether the holder has a right to make an election to receive cash in lieu of shares), the date of grant, the number of shares or units subject thereto or cash value (for cash-based awards, if applicable), and the vesting date. All Company Phantom Awards and Company Cash Awards were granted under and in compliance in all material respects with the terms of the Company Stock Plan and applicable Laws. Section 3.11(m)(ii) of the Company Disclosure Schedule sets forth each Contract, Company Benefit Plan or other type of letter or agreement that legally obligates the Company to provide a grant of, or a right to purchase or receive equity or equity-based awards with respect to, Company Common Stock or other equity of the Company or any of its Subsidiaries that has not been issued or granted as of the date of this Agreement, together with the number of such equity awards and any promised terms thereof.

3.12 Employee and Labor Matters.

(a) Except as set forth on Section 3.12(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any material collective bargaining agreement, agreement with any works council, neutrality agreement, or other similar labor Contract with any union, employee association, works council, or any other labor organization (collectively, a “Union”); to the Knowledge of the Company, no Union has made a pending demand for recognition or certification as the bargaining unit representative of any employee employed, or individual engaged on an independent contractor basis, by the Company or any of its Subsidiaries (collectively, the “Company Business Personnel”); to the Knowledge of the Company, there are no representation or certification proceedings or petitions seeking a representation or decertification proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; and to the Knowledge of the Company, there are no material organizing or decertification activities by or with respect to any Company Business Personnel. Neither the Company nor any of its Subsidiaries has in the past three years engaged in any unfair labor practice with respect to any Company Business Personnel, and there is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation pending or threatened in writing against the Company or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Entity with respect to any present or former Company Business Personnel which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no labor strike, dispute, lockout, slowdown, stoppage, or other material labor dispute pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries. Each of the Company and its Subsidiaries, as applicable, have complied in all material respects with all of its obligations under each collective bargaining agreement and each other agreement or arrangement with any Union.

(b) Neither the Company nor any of its Subsidiaries will incur any notice, consultation or consent obligations with respect to any labor union, works council or other employee representative body in connection with the execution of this Agreement or the consummation of the Transactions, in each case, except as would not, individually or in the aggregate, reasonably be expected to (i) prevent or materially delay consummation of the Merger or other Transactions or (ii) have a Company Material Adverse Effect.

(c) The Company and its Subsidiaries are and have since the Applicable Date been in compliance with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, pay equity, child labor, fair labor standards, collective bargaining, immigration and work authorizations, background checks, employment discrimination, retaliation, harassment, notices, privacy, record retention, whistleblowing, civil rights, veterans’ rights, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations, proper classification of employees as exempt and non-exempt and as employees and independent contractors, termination, family and medical leave and other leaves of absence, sick time, unemployment insurance and the collection and payment of withholding and/or social security Taxes and any similar Tax, except for noncompliance as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(d) To the Knowledge of the Company, no Company Business Personnel at the level of Vice President or above is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to the Company or any of its Subsidiaries or to a former employer of any such employee relating (i) to the right of any such individual to be employed by or provide services for the Company or its Subsidiaries or (ii) to the confidentiality or use of trade secrets or other confidential or proprietary information.

(e) The Company and its Subsidiaries are not delinquent in payments to any current or former Company Business Personnel for any services or amounts required to be reimbursed or otherwise paid except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Since the Applicable Date, the Company and its Subsidiaries have investigated all material allegations of sexual harassment or discriminatory harassment of which they had or have Knowledge and have taken all reasonable and necessary corrective actions with respect to such allegations. No such allegation of sexual or discriminatory harassment would reasonably be expected to result in any material liability to the Company or any of its Subsidiaries and no such allegations have been made that, if known to the public, would reasonably be expected to bring the Company or any of its Subsidiaries into material disrepute.

(g) Since the Applicable Date, neither the Company nor its Subsidiaries have implemented any “plant closing” or “mass layoff” (in each case, as defined under the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable state or local Laws).

3.13 Environmental Matters.

(a) Except as is not, and would not reasonably be expected to be, a Company Material Adverse Effect:

(i) the Company and each of its Subsidiaries (A) have been since the Applicable Date, and are, in compliance with all, and are not subject to any liability with respect to noncompliance with any, applicable Environmental Laws, (B) have held and hold, or have applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (C) have been since the Applicable Date, and are in compliance with their respective Environmental Permits;

(ii) there are no Environmental Claims pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has received any written notification of any allegation of actual or potential liability or other responsibility for any Release or threatened Release of any Hazardous Materials with respect to any location;

(iii) there has been no Release, transport, storage, arrangement for disposal of, or exposure of any Person to Hazardous Materials, and there has been no Release of Hazardous Materials at any Company Real Property (as defined below), or to the Knowledge of the

Company, at properties that were formerly owned, operated, leased or used by the Company or any of its Subsidiaries during the time that the Company or any of its Subsidiaries owned or operated such property, that are reasonably likely to cause the Company or any of its Subsidiaries to incur liability pursuant to applicable Environmental Law; and

(iv) none of the Company nor any of its Subsidiaries (A) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative Order relating to compliance with Environmental Laws or Environmental Permits, the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials, or personal or bodily injury, wrongful death, property damage or natural resource damages in connection with a Release of or exposure to Hazardous Materials, and no Proceeding is pending, or to the Knowledge of the Company, is threatened with respect thereto, or (B) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third party for any liability under any Environmental Law or otherwise relating to any Release of or exposure to Hazardous Materials.

(b) Except as may be set forth in the Company Real Property Leases or other Contracts entered into in the ordinary course of business or as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has assumed by contract, or provided an outstanding indemnity with respect to, any liability (contingent or otherwise) of another Person arising under Environmental Laws or relating to the Release of Hazardous Materials for which the Company and its Subsidiaries would not otherwise be liable.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither this Agreement nor the consummation of the transactions contemplated hereby will result in any obligations for site investigation or cleanup, or notification to or consent of any Governmental Entity or third party pursuant to any transaction-triggered Environmental Laws.

3.14 Real Property.

(a) The Company or its Subsidiaries, as the case may be, holds good and marketable fee title to all real property and interest in real property owned in fee by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”), free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all buildings and other structures, facilities, building systems, fixtures or improvements located on each parcel of Company Owned Real Property are in good working order and repair for the sufficient operation of the business as currently conducted (ordinary wear and tear excepted). Section 3.14(a) of the Company Disclosure Schedule lists the address of each Company Owned Real Property.

(b) The Company or its Subsidiaries, as the case may be, has a good and valid leasehold or subleasehold interest, as applicable, in all real property leased, subleased or otherwise used or occupied by the Company or any of its Subsidiaries (collectively the “Company Leased Real Property”), free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any notice of default under any Company Real Property Lease which is outstanding and remains uncured beyond any applicable period of cure, nor does the Company or any of its Subsidiaries have Knowledge of the existence of, any default, or event or circumstance that, with notice or lapse of time, or both, would constitute a default or permit the termination, modification or acceleration of rent under such Company Real Property Lease by the party that is the lessee or lessor of such Company Leased Real Property. Section 3.14(b) of the Company Disclosure Schedule lists the address of each material Company Leased Real Property.

(c) The Company Owned Real Property and Company Leased Real Property are referred to collectively herein as the “Company Real Property.” The Company Real Property constitutes all of the real property used or necessary for use in connection with the conduct of the business of the Company and its Subsidiaries as presently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and, in the case of the Company Leased Real Property, to the Knowledge of the Company, (i) there are no Proceedings in eminent domain, condemnation or other similar Proceedings that are pending and, to the Company’s Knowledge, there are no such Proceedings threatened in writing, affecting any portion of the Company Real Property, and (ii) no casualty event has occurred with respect to any Company Real Property that has not been remedied (including in compliance with any applicable Company Real Property Lease). Other than in connection with Permitted Liens, or with respect to the Company Leased Real Property as set forth on Section 3.14(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any Person a right to use or occupy any of the Company Real Property or any material portion thereof, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the Company Real Property or any material portion thereof.

3.15 Tax Matters.

(a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i) (A) All Tax Returns that are required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) in accordance with applicable Law, (B) all such Tax Returns are true, complete and accurate, (C) the Company and its Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes due and owing by any of them (whether or not shown on any Tax Return), except, in the case of clauses (A), (B) and (C), with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP, (D) the Company and its Subsidiaries have established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Company SEC Documents for all Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (E) the Company and its Subsidiaries have timely deducted, withheld and collected all amounts required to be deducted, withheld or collected by any of them with respect to any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and all such deducted, withheld and collected amounts were either timely paid or remitted to the appropriate Governmental Entity or properly set aside in accounts for such purpose and were reported to the appropriate Governmental Entity and to each such employee, independent contractor, creditor, shareholder or other third party as required under applicable Law.

(ii) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to the Company or any of its Subsidiaries has been filed or entered into with any Taxing Authority, which the applicable statute of limitations or period of assessment or collection (including any waivers or extensions) has not yet expired. Neither the Company nor any of its Subsidiaries has (A) filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business, (B) has applied for a ruling from any Taxing Authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a Taxing Authority that is pending or (C) has been issued any private letter rulings, technical advice memoranda or similar written agreement or rulings by any Taxing Authority.

(iii) Neither the Company nor any of its Subsidiaries is the subject of any currently ongoing or pending audit or other proceeding with respect to any Taxes or Tax Return nor has any audit or other proceeding with respect to Taxes been threatened or proposed against any of them in writing. No deficiencies for any amount of Taxes have been asserted or assessed in writing against the Company or any of its Subsidiaries that have not been paid in full or otherwise completely resolved by any of them or are being contested in good faith for which adequate accruals or reserves for such deficiency have been established, in accordance with GAAP, on the financial statements included in the Company SEC Documents.

(iv) No claim has ever been made in writing by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries has not filed a Tax Return of a particular type that the Company or its applicable Subsidiary, as the case may be, is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction with respect to Taxes that are the subject to such Tax Return, which claim has not been completely resolved.

(v) Neither the Company nor any of its Subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement (I) entered into in the ordinary course of business which does not relate primarily to Taxes or (II) solely between or among the Company and/or any of its Subsidiaries), (B) is or has been a member of any consolidated, combined, affiliated, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group comprised solely of (I) Subsidiaries of the Company or (II) the Company and any of its Subsidiaries), and (C) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or as transferee or successor.

(vi) There are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for Permitted Liens.

(vii) Neither the Company nor any of its Subsidiaries has entered into, or participated in, any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any comparable, analogous or similar provision of U.S. state or local or non-U.S. Law).

(viii) Neither the Company nor any of its Subsidiaries conducts a trade or business, has a permanent establishment (within the meaning of an applicable Tax treaty), operates or conducts business through any branch or is otherwise subject to taxation, in each case, in any country other than the country of its formation.

(b) Neither the Company nor any of its Subsidiaries has constituted, in the two years prior to the date of this Agreement, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or otherwise as part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Merger.

(c) Neither the Company nor any of its Subsidiaries is aware of any facts, agreements, plans or other circumstances or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

3.16 Material Contracts.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts (excluding any Company Benefit Plans) (other than with respect to Section 3.16(a)(vi)) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their material assets or businesses are bound (and any amendments thereto) (the “Company Material Contracts”):

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) any Contract relating to indebtedness for borrowed money (or guarantee thereof), in excess of $5,000,000, other than Contracts solely among the Company and its Subsidiaries;

(iii) any Contract that relates to the purchase, acquisition, sale, transfer or disposition of a business or assets by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries has any continuing “earnout” or other contingent or deferred payment obligations in excess of $5,000,000 in the aggregate, for each such purchase, acquisition, sale, transfer or disposition;

(iv) any Contract that by its terms prevents or materially restricts the payment of dividends or other distributions by the Company;

(v) any Contract for any material joint venture, partnership or similar arrangement, or any Contract involving a sharing of material revenues, profits, losses, costs, or liabilities by the Company with any other Person or any of its Subsidiaries (other than Contracts solely among the Company and its Subsidiaries);

(vi) any collective bargaining agreement or other agreement or arrangement with any Union; and

(vii) any Contract pursuant to which the Company or any of its Subsidiaries grants or is granted a license or other right (including a covenant not to sue or assert) to any material Intellectual Property (other than Contracts (A) in which grants of Intellectual Property are incidental to the primary purpose of such Contracts, (B) granting non-exclusive licenses or rights to customers in the ordinary course of business, (C) non-disclosure agreements, or (D) granting rights to use commercially available, off-the-shelf, non-customized software pursuant to shrink wrap, click through or similar nonexclusive, royalty-free licenses on standard non-discriminatory terms).

(b) The Company has heretofore made available to Parent true, correct and complete copies of Company Material Contracts not filed as exhibits to the Company SEC Documents.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Material Contracts are valid, binding and in full force and effect and are enforceable by the Company or its applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought. Neither the Company nor any of its Subsidiaries has Knowledge of, or has received written notice of, any breach or default under (with or without notice or lapse of time, or both) any Company Material Contract and, to the Knowledge of the Company, no other party to any Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has Knowledge of, or has received written notice of, any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Company Material Contract, or any intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Company Material Contract.

3.17 Intellectual Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries exclusively own the Company Owned Intellectual Property and have the valid right to use all other Company Intellectual Property, in each case, free and clear of all Liens other than Permitted Liens, (ii) each of the Company and its Subsidiaries has the right to use all Intellectual Property that is necessary for or used or held for use in the conduct of the businesses of the Company and its Subsidiaries as presently conducted or previously conducted since the Applicable Date, and (iii) neither the execution and delivery of this Agreement by the Company, nor the performance of this Agreement by the Company, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to or require additional consideration for the continued use of, any rights of the Company or any of its Subsidiaries in any Company Intellectual Property. Section 3.17(a) of the Company Disclosure Schedule sets forth a correct and complete list, as of the date hereof, of (x) the Company Registered Intellectual Property (together with identification of the jurisdiction and the relevant registration number or similar identifier for each such item of Company Registered Intellectual Property), and (y) all material Company Proprietary Software. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all of the registrations, patents and applications included in the Company Registered Intellectual Property are and remain subsisting, are in compliance with all formal legal requirements, with all fees, payments and filings due through the date of this Agreement duly made, and, with respect to the registrations and patents included in the Company Registered Intellectual Property, valid and enforceable.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries nor the conduct of their businesses as presently conducted or previously conducted since the Applicable Date is infringing, misappropriating, diluting, or otherwise violating, nor has, since the Applicable Date, infringed, misappropriated, diluted, or otherwise violated, the Intellectual Property rights of any Person, (ii) neither the Company nor any of its Subsidiaries has received, since the Applicable Date, any written charge, complaint, claim, demand, or notice alleging that it has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Person, and there are no pending written charges, complaints claims, demands or notices alleging any such infringement, misappropriation, dilution or other violation of the Intellectual Property rights of any Person, (iii) to the Knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating any Company Owned Intellectual Property, and (iv) neither the Company nor any of its Subsidiaries has made or asserted any written charge, complaint, claim, demand or notice since the Applicable Date alleging any such infringement, misappropriation, dilution, or violation.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no Proceedings pending against the Company or any of its Subsidiaries, and since the Applicable Date neither the Company nor any of its Subsidiaries have received notice of any pending Proceedings, challenging the ownership, use, validity or enforceability of any Company Owned Intellectual Property.

(d) All Trade Secrets and other material confidential information of the Company and its Subsidiaries have been maintained in confidence by the Company and its Subsidiaries in accordance with commercially reasonable security and protection measures consistent with those customarily used in the industry to protect the secrecy, confidentiality and value of the same. To the Knowledge of the Company, there has been no unauthorized access to or use or disclosure of any Trade Secrets or material confidential information that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company nor any of its Subsidiaries’ current and former employees, consultants, founders or contractors have any right, title or interest in any Company Owned Intellectual Property.

(e) The IT Assets owned, leased or licensed by the Company and its Subsidiaries and used by them in the operation of their businesses as presently conducted operate as required by the Company and its

Subsidiaries and have not, since the Applicable Date, malfunctioned or failed, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have implemented and maintained commercially reasonable and appropriate measures with respect to technical, administrative and physical safeguards to preserve and protect the confidentiality, availability, integrity and security of the Company IT Assets and all information stored or contained therein or transmitted thereby against any unauthorized use, access, interruption or corruption where such unauthorized use, access, interruption or corruption has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.18 Data Privacy. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Applicable Date, (a) the Company and its Subsidiaries, have been in compliance with (i) all applicable Laws, including, but not limited to, those pertaining to data protection, data privacy, data security, cybersecurity, data breach notification, cross-border data transfer, and general consumer laws as applied in the context of data privacy and security, electronic communication, telephone and text message communications, marketing by email or other channels, and other similar Laws (“Privacy Laws”), (ii) public facing policies, procedures, and notices related to the collection, use, storage, disclosure, or other processing of Personal Information, and (iii) contractual commitments, or binding codes of conduct or industry standards, in each case, related to privacy, security, or the processing of Personal Information ((i)-(iii) collectively, “Privacy Requirements”); (b) the Company and its Subsidiaries have implemented and maintain commercially reasonable organizational, physical, and technical security measures and policies, materially compliant with applicable Privacy Requirements, designed to protect all Personal Information in its possession or control, or collected by or on behalf of the Company or its Subsidiaries, against unauthorized or unlawful access, acquisition, interruption, alteration, modification, encryption, exfiltration, loss, destruction, disclosure, use, and/or other processing or misuse (“Security Incident”); and (c) the Company or any Subsidiary of the Company has not (i) experienced any Security Incident that required or would require notification of any Person pursuant to any applicable Privacy Law, or (ii) notified or been required to notify any Person of a Security Incident pursuant to any applicable Privacy Law.

3.19 Anti-Corruption and Trade Sanctions. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and each of its Subsidiaries (i) are in compliance, and for the last five years have been in compliance, in all respects with the United States Foreign Corrupt Practices Act of 1977 (the “FCPA”) and any other applicable Anti-corruption Laws; and (ii) during the past five years have not been investigated, to the Knowledge of the Company, by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual, alleged, or possible violation by the Company or any of its Subsidiaries of the FCPA or any other applicable Anti-corruption Laws;

(b) Neither the Company nor its Subsidiaries, nor any of their directors, officers, nor, to the Knowledge of the Company and its Subsidiaries, any of their employees, agents, other Representatives, or any Person authorized to act on their behalf (including any distributor, agent, sales intermediary or other third party), in each case, when acting on behalf of the Company or any of its Subsidiaries, has, directly or knowingly indirectly, offered, promised, paid, authorized or given money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official or Other Covered Party; (ii) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official or Other Covered Party to influence the act or decision of a government or Governmental Entity, in order to obtain or retain business, or direct business to, any Person or entity, in any way;

(c) Since April 24, 2019, neither the Company, its Subsidiaries nor any of their directors, officers, respective employees or, to the Knowledge of the Company and its Subsidiaries, any other Persons acting for or on behalf of the Company or its Subsidiaries is or has been a Person that is (i) any Person listed in any Sanctions-

related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union or His Majesty’s Treasury of the United Kingdom; (ii) any Person located, organized, or resident in a country that is the subject of comprehensive Sanctions (currently, Cuba, Iran, North Korea, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic) (a “Sanctioned Country”); or (iii) any Person 50% or more owned or, where applicable, controlled by any such Person or Persons or acting for or on behalf of such Person or Persons (collectively, “Sanctioned Persons”);

(d) Since April 24, 2019, none of the Company or its Subsidiaries nor any of their directors, officers, or, to the Knowledge of the Company and its Subsidiaries, employees has had a customer or supplier or other business relationship with, is a party to any Contract with, or has engaged in any transaction with or involving a Sanctioned Country or Sanctioned Person in violation of Sanctions;

(e) Since April 24, 2019, the Company has been in compliance with (i) applicable economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including OFAC, the United Nations Security Council, the European Union, any European Union member state or His Majesty’s Treasury of the United Kingdom (“Sanctions”) and (ii) applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30) (“Trade Control Laws”); and

(f) To the Knowledge of the Company, there is no current investigation, allegation, request for information, or other inquiry by any Governmental Entity regarding the violation of Sanctions or Trade Control Laws by the Company.

3.20 Broker’s Fees. Except for the financial advisors’ fees set forth in Section 3.20 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries nor any of their respective officers or directors on behalf of the Company or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the Transactions. The Company will promptly after the date of this Agreement make available to Parent (on an outside counsel basis only) complete and correct copies of all engagement letters with its financial advisors.

3.21 Opinion of Financial Advisors. KeyBanc Capital Markets Inc. and Houlihan Lokey Capital, Inc., the Company’s financial advisors, have each delivered to the Company Board their respective separate opinions in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, based upon and subject to the assumptions, qualifications, limitations and other matters considered as set forth therein, as of the date thereof the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to the holders of the shares of Company Common Stock (other than Parent or Merger Sub or any direct or indirect wholly owned subsidiaries of the Company, Parent or Merger Sub). The Company will make available to Parent copies of such opinions as soon as practicable following the execution of this Agreement for informational purposes only.

3.22 Insurance. The Company and its Subsidiaries maintain insurance in such amounts and against such risks as the management of the Company has in good faith determined to be prudent and appropriate in all material respects. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance policies maintained by or on behalf of the

Company or any of its Subsidiaries are in full force and effect, (b) all premiums and other payments due on such policies have been paid by the Company or its Subsidiaries and all claims thereunder have been filed in due and timely fashion, (c) neither the Company nor any of its Subsidiaries is in breach or default under, has received any written notice of, or has taken any action that could permit cancellation, termination or modification of, any such insurance policies and (d) neither the Company nor any of its Subsidiaries has received any written notice of cancellation, invalidation or non-renewal of any such policy.

3.23 Ownership of Parent Common Stock. Neither the Company nor any of its affiliates or associates is, nor at any time during the last three years has the Company or any of its affiliates or associates been, an “interested shareholder” of Parent as defined in Section 1704 of the OGCL. The Company and its Subsidiaries, affiliates and associates do not beneficially own any shares of Parent Common Stock or other securities of Parent or any options, warrants or other rights to acquire Parent Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, Parent.

3.24 Related Party Transactions. From the Applicable Date through the date of this Agreement, there have been no transactions or contracts between the Company or any of its Subsidiaries, on the one hand, and any affiliates (other than the Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

3.25 Company Material Customers and Company Material Suppliers. Section 3.25 of the Company Disclosure Schedule lists (a) the 10 largest suppliers of the Company and its Subsidiaries measured by dollar volume of spend for the fiscal year ended December 31, 2024 (each such supplier, a “Company Material Supplier”) and (b) the 10 largest customers of the Company and its Subsidiaries measured by dollar volume of revenue for the fiscal year ended December 31, 2024 (each such customer, a “Company Material Customer”). Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, between the Applicable Date and the date of this Agreement, no Company Material Customer or Company Material Supplier has terminated or adversely modified its business relationship with the Company or any of its Subsidiaries, or notified the Company or the applicable Subsidiary (whether in writing or, to the Knowledge of the Company, orally) of its intention to terminate or adversely modify its business relationship with the Company or the applicable Subsidiary in any way, other than the expiration of such relationship in accordance with its terms.

3.26 No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties set forth in Article 4, (a) none of Parent, or any of its affiliates, stockholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to Parent or its business or operations, including with respect to any information provided or made available to the Company or any of its affiliates, shareholders or Representatives, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to the Company or any of its affiliates, shareholders or Representatives, or any other Person, in connection with this Agreement, the Transactions or otherwise, and (b) to the fullest extent permitted by Law, none of Parent, nor any of its affiliates, stockholders or Representatives, or any other Person, will have or be subject to any liability or indemnification or other obligation of any kind or nature to the Company, or any of its affiliates, shareholders or Representatives, or any other Person, resulting from the delivery, dissemination or any other distribution to the Company or any of its affiliates, shareholders or Representatives, or any other Person, or the use by the Company or any of its affiliates, shareholders or Representatives, or any other Person, of any such information provided or made available to any of them by Parent, or any of its affiliates, stockholders or Representatives, or any other Person, and (subject to the express representations and warranties of Parent set forth in Article 4) the Company and its Subsidiaries, affiliates, shareholders and Representatives, or any other Person, expressly disclaim reliance on any such information (including the accuracy or completeness thereof) or any representations or warranties or other statements or omissions that may have been made by Parent or any Person with respect to Parent other than the representations and warranties set forth in this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT

Except (a) as set forth in the Parent Disclosure Schedule (subject to Section 8.13) and (b) as otherwise disclosed or identified in the Parent SEC Documents publicly filed, or furnished, prior to the date hereof (other than any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Parent SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward-looking in nature), Parent hereby represents and warrants to the Company as follows:

4.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to have such power and authority or to be so licensed or qualified, individually or in the aggregate, has not had and would not reasonably be expected to have, a Parent Material Adverse Effect. Parent has made available to the Company true, complete and correct copies of the Third Amended and Restated Certificate of Incorporation (the “Parent Charter”), and the Second Amended and Restated Bylaws (the “Parent Bylaws”) of Parent as in effect as of the date of this Agreement. Parent is not in violation in any material respect of any of the provisions of the Parent Charter or Parent Bylaws.

(b) Each Subsidiary of Parent is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Subsidiary of Parent is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

4.2 Parent Capitalization.

(a) The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 7,000,000 shares of undesignated preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). As of the Capitalization Date, (i) 32,209,364 shares of Parent Common Stock (other than treasury shares) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) 8,164,148 shares of Parent Common Stock were held in the treasury of Parent or by its Subsidiaries, (iii) 2,549,318 shares of Parent Common Stock were reserved for issuance pursuant to the Parent Stock Plan, of which amount (A) 101,700 shares of Parent Common Stock were underlying outstanding options to acquire shares of Parent Common Stock (“Parent Stock Options”), (B) 1,004,444 shares of Parent Common Stock were underlying outstanding time-based restricted stock units with respect to Parent Common Stock (“Parent RSUs”) and (C) 403,000 shares of Parent Common Stock were underlying outstanding awards of performance restricted stock units (“Parent PSUs”) assuming satisfaction of any performance vesting conditions at target levels and 806,000 shares of Parent Common Stock were underlying outstanding Parent PSUs assuming satisfaction of any performance vesting conditions at maximum levels, and (iv) no shares of Parent Preferred Stock were issued and outstanding. Except for Parent Stock Options, Parent RSUs, and Parent PSUs, there are no options, warrants, equity-based compensation awards or other rights, agreements, arrangements or commitments of any character to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of Parent, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating Parent or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, Parent. Since the Capitalization Date, Parent has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 4.2(a).

(b) Section 4.2(b) of the Parent Disclosure Schedule sets forth a true and complete list, as of the Capitalization Date, of each outstanding Parent Stock Option, Parent RSU and Parent PSU. All shares of Parent Common Stock subject to issuance under the Parent Stock Plan, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness of Parent having the right to vote on any matters on which stockholders of Parent may vote. Neither Parent nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Equity Interests of Parent. All Parent Stock Options, Parent RSUs, and Parent PSUs were granted under and in compliance in all material respects with the terms of a Parent Stock Plan and applicable Law.

(c) Section 4.2(c) of the Parent Disclosure Schedule sets forth a true and complete list of (i) all of the Subsidiaries of Parent, (ii) the jurisdiction of organization of each such Subsidiary and (iii) if not wholly owned by Parent or one of its Subsidiaries, the number of Equity Interests owned by Parent or its Subsidiaries and the corresponding ownership percentage of Parent or its Subsidiaries of such entity. None of Parent or any of its Subsidiaries holds any Equity Interests in any other Person (other than other Subsidiaries of Parent). Except as would reasonably be expected to be a Parent Material Adverse Effect, each outstanding share of capital stock of or other Equity Interests in each Subsidiary of Parent is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Parent or one or more of its wholly owned Subsidiaries free and clear of all Liens, other than Permitted Liens.

4.3 Authority; Execution and Delivery; Enforceability.

(a) Parent has all necessary power and authority to execute and deliver this Agreement, to perform and comply with its obligations under this Agreement and, subject to the receipt of the adoption of this Agreement (i) by Parent as the sole shareholder of Merger Sub and (ii) by the holders of a majority of the shares of Parent Common Stock outstanding and entitled to vote thereon at the Parent Stockholders Meeting (the “Parent Stockholder Approval”) and the satisfaction of the closing conditions, to consummate the Transactions applicable to such party. The execution and delivery by Parent of this Agreement, the performance and compliance by Parent with its obligations herein and the consummation by Parent of the Transactions have been duly authorized by all necessary corporate action on the part of Parent, subject to the receipt of the Parent Stockholder Approval and to the adoption of this Agreement by Parent as the sole shareholder of Merger Sub, and no other corporate proceedings on the part of Parent and no other stockholder votes are necessary to authorize this Agreement or the consummation by Parent of the Transactions to which it is a party. Parent has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) The Parent Board, at a meeting duly called and held, adopted resolutions (i) determining that the Transactions, including the Merger and the issuance of shares of Parent Common Stock in connection with the Merger (the “Parent Common Stock Issuance”), are advisable, fair to and in the best interests of Parent and its stockholders, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger and the Parent Common Stock Issuance, (iii) directing that the Parent Common Stock Issuance be submitted to the stockholders of Parent for approval, and (iv) recommending that the Parent stockholders approve the Parent Common Stock Issuance (the “Parent Board Recommendation”).

(c) Subject to the accuracy of the representations and warranties in Article 3, the Parent Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the Delaware General Corporation Law and any other similar Law are not applicable to this Agreement and the Transactions. The only vote of holders of any class or series of Equity Interests of Parent necessary to approve the Transactions is the Parent Stockholder Approval. No other vote of the holders of Parent Common Stock or any other Equity Interests of Parent is necessary to consummate the Transactions.

4.4 No Conflicts.

(a) The execution and delivery of this Agreement by Parent does not and will not, and the performance of this Agreement by Parent and the consummation of the Transactions will not, (i) assuming Parent Stockholder Approval is obtained, conflict with or violate any provision of the Parent Charter, Parent Bylaws, or any equivalent organizational documents of any Subsidiary of Parent, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.4(b) have been obtained and all filings and notifications described in Section 4.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or any of its Subsidiaries pursuant to, any Parent Material Contract or Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent does not, and the consummation by Parent of the Transactions and compliance by Parent with any of the terms or provisions hereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person, except (i) under the Exchange Act, Securities Act, any applicable blue sky Law, and the rules and regulations of the NYSE, (ii) under the HSR Act or other applicable antitrust Laws or foreign investment Laws, (iii) the filing of the Certificate of Merger as required by the OGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have a Parent Material Adverse Effect.

4.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Parent has filed or furnished on a timely basis all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by Parent with the SEC under the Securities Act or the Exchange Act since the Applicable Date (the “Parent SEC Documents”). None of the Subsidiaries of Parent is subject to the periodic reporting requirements of the Exchange Act.

(b) As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each Parent SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act, and the Sarbanes-Oxley Act as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c) The consolidated financial statements of Parent and its Subsidiaries included or incorporated by reference in the Parent SEC Documents (including, in each case, any notes or schedules thereto) (the “Parent SEC Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Parent SEC Financial Statements fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of Parent and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Parent SEC Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of interim Parent SEC Financial Statements, to normal year-end adjustments (which are not material in significance or amount) and the absence of notes.

(d) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC Documents and none of the Parent SEC Documents is, to the Knowledge of Parent, the subject of ongoing SEC review or investigation. To the Knowledge of Parent, there are no SEC inquiries or investigations pending or threatened, in each case, regarding any accounting practices of Parent.

(e) Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Parent’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s disclosure controls and procedures for the fiscal year ended December 31, 2024 and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Since the Applicable Date, Parent has had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and Parent does not have Knowledge of any fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting (except, in each case, as would not be material to Parent and its Subsidiaries on a consolidated basis). Parent has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act; or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) with respect to all applicable Parent SEC Documents.

(f) Parent and its Subsidiaries do not have any liabilities or obligations of any nature whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued that are required to be reflected in Parent’s consolidated balance sheets in accordance with GAAP, except (i) as disclosed, reflected or reserved against in the most recent unaudited consolidated balance sheet included in the Parent SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent unaudited consolidated balance sheet included in the Parent SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(g) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s published financial statements or other Parent SEC Documents.

4.6 Absence of Certain Changes or Events. Since December 31, 2024 through the date of this Agreement, except as otherwise contemplated by this Agreement, Parent and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and there has not been any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

4.7 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (b) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to each of the holders of Parent Common Stock and Company Common Stock and at the time of each of the Company Shareholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading (except, in the case of both clause (a) and (b) that no representation or warranty is made by Parent to such portions thereof that relate expressly to the Company or to statements made therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein). The Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and other applicable Law.

4.8 Legal Proceedings. There are no Proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Parent, except, in each case, for those that, individually or in the aggregate, would not, and would not reasonably be expected to, (a) prevent or materially delay the consummation of the Transactions or (b) have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

4.9 Compliance with Laws. (a) Parent and its Subsidiaries are in compliance, and since the Applicable Date have been in compliance, with all Laws and Orders applicable to Parent or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no undue continuing obligations or costs on Parent or its Subsidiaries), and (b) neither Parent nor any of its Subsidiaries has, since the Applicable Date, received any written communication from a Governmental Entity that alleges that Parent or any of its Subsidiaries is not in compliance with any such Law or Order, except, in each case, where non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect.

4.10 Permits. Parent and each of its Subsidiaries have all required governmental Permits necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, in each case except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) the operation of the business of Parent and its Subsidiaries as currently conducted is not, and has not been, in violation of, nor is Parent or any of its

Subsidiaries in default or violation under, any Permit (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on Parent or its Subsidiaries), and (b) to the Knowledge of Parent, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (x) there are no actions pending or, to the Knowledge of Parent, threatened in writing, that seek the revocation, cancellation or modification of any Permit and (y) neither Parent nor its Subsidiaries have, since the Applicable Date, received written notice of any charge, claim or assertion from any Governmental Entity alleging any violations of or noncompliance with any Permit, nor to the Knowledge of Parent, has any charge, claim or assertion been threatened.

4.11 Employee Benefit Plans.

(a) For purposes of this Agreement, “Parent Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any other plan, policy, program, Contract, or arrangement (whether written or unwritten, insured or self-insured) providing compensation or other benefits, in each case, that is established, maintained, sponsored or contributed to (or required to be contributed to) by Parent or any of its Subsidiaries, or under which Parent or any of its Subsidiaries has any obligation or liability, whether actual or contingent, including each employment, incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, fringe benefit, medical, health, welfare, disability, retention, severance, termination, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit or other equity-based compensation plans, policies, programs, practices or arrangements, in each case, which is not sponsored and administered by a Governmental Entity and which is not a Multiemployer Plan. Section 4.11(a) of the Parent Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each material Parent Benefit Plan.

(b) Parent has delivered or made available to the Company true and complete written copies of (i) the Parent Stock Plan and each of the forms of award agreements for the Parent RSUs, Parent PSUs, and Parent Stock Options, and (ii) each Parent Benefit Plan that provides for any material severance benefits applicable to any current or former employee, director, or other service provider of Parent and its Subsidiaries.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Benefit Plan, and to the Knowledge of Parent, each Multiemployer Plan, has been established, maintained and administered in accordance and in compliance with its terms and all applicable Laws, including ERISA and the Code, and all contributions required to be made under the terms of any Parent Benefit Plans have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in Parent SEC Documents prior to the date of this Agreement.

(d) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) each Parent Benefit Plan, and to the Knowledge of Parent, each Multiemployer Plan, which is intended to qualify under Section 401(a) of the Code is so qualified and has either received a currently effective favorable determination letter or is entitled to rely on an opinion or advisory letter from the IRS as to its qualified status, and each trust established in connection with any Parent Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the Knowledge of Parent, no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Parent Benefit Plan or the exempt status of any such trust, (ii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), other than a transaction that is exempt under a statutory or administrative exemption, with respect to any Parent Benefit Plan, and (iii) no Proceeding or claim (other than for routine benefits claims) has been brought, or to the Knowledge of Parent is threatened, against or with respect to any Parent Benefit Plan, including any audit or inquiry by any Governmental Entity.

(e) Except as set forth on Section 4.11(d) of the Parent Disclosure Schedule, no Parent Benefit Plan is and, in the past six years, none of Parent, any of its Subsidiaries or any of their respective ERISA Affiliates has sponsored, maintained, contributed to (or been required to contribute to), or had any liability or obligation, whether fixed or contingent, with respect to, (i) a Multiemployer Plan, (ii) a voluntary employees’ beneficiary association (VEBA) maintained under Section 501(c)(9) of the Code, (iii) a multiple employer plan maintained under Section 413(c) of the Code; (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (v) any other plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code (any such plan, a “Parent Pension Plan”). No material liability under Title IV of ERISA has been incurred by Parent, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that would reasonably be expected to result in liability under Title IV of ERISA (whether primarily, jointly or secondarily) and have a Parent Material Adverse Effect.

(f) Section 4.11(e) of the Parent Disclosure Schedule sets forth a true and complete list of each Multiemployer Plan to which Parent, its Subsidiaries, or any of their ERISA Affiliates contributes, has ever contributed (or been obligated to contribute) in the last three years, or has any liability or potential liability.

(g) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (A) neither Parent, its Subsidiaries, nor any of their ERISA Affiliates has received any notification, nor has any reason to believe, that any Multiemployer Plan is in reorganization, has been terminated, is insolvent, or may reasonably be expected to be in reorganization, to be insolvent, or to be terminated, and (B) neither Parent, its Subsidiaries, nor any of their ERISA Affiliates has incurred or, to the Knowledge of the Parent, are there any circumstances that exist that would reasonably be expected to result in, (i) a complete or partial withdrawal, within the meaning of Section 4203 or 4205 of ERISA from any Multiemployer Plan; or (ii) any direct, indirect, contingent or secondary liability for withdrawal liability with respect to a Multiemployer Plan in which Parent, its Subsidiaries, or any ERISA Affiliates, participates or has participated in (or to which Parent, its Subsidiaries, or any ERISA Affiliates makes or is obligated to make, or made or was obligated to make, contributions).

(h) No Parent Benefit Plan provides or is obligated to provide any material post-employment or post-service medical, disability, life insurance, or other welfare benefits to any former director, employee or their respective dependents (other than health care continuation coverage as required by COBRA at the participant’s sole cost or coverage through the end of the calendar month in which a termination of employment occurs).

(i) Neither the execution of this Agreement nor the consummation of the Merger or other Transactions (either alone or in combination with another event) will (i) entitle any current or former employee or director of Parent or its Subsidiaries to any compensation, (ii) accelerate the time of payment or vesting or trigger any payment or funding obligation (through a grantor trust or otherwise) of compensation or benefits, (iii) increase the amount payable or trigger any other obligation pursuant to any Parent Benefit Plan or (iv) result in any breach or violation of, or default under any Parent Benefit Plan.

(j) No amount that has been or could be received (whether in cash or property or the vesting of property) by any current or former employee, officer, director or other service provider of Parent or any of its Subsidiaries could, as a result of or in connection with the consummation of the Merger or other Transactions (either alone or in combination with another event), reasonably be characterized as an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code).

(k) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Benefit Plan that is subject to Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder. There is no material agreement, plan, Contract or other arrangement to which Parent or any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes, including Taxes under Sections 409A or 4999 of the Code.

(l) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, with respect to each Parent Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States law also applies) (a “Parent Non-U.S. Plan”): (i) all employer and employee contributions to each Parent Non-U.S. Plan required by Law or by the terms of such Parent Non-U.S. Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices, (ii) each Parent Non-U.S. Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, and (iii) there are no unfunded or underfunded liabilities with respect to any Parent Non-U.S. Plan. No Parent Non-U.S. Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA) or termination indemnity, long-service award, jubilee payment or similar program in any jurisdiction.

4.12 Employee and Labor Matters.

(a) Except as set forth on Section 4.12(a) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to or bound by any material collective bargaining agreement, agreement with any works council, neutrality agreement, or other similar labor Contract with any Union; to the Knowledge of Parent, no Union has made a pending demand for recognition or certification as the bargaining unit representative of any employee employed, or individual engaged on an independent contractor basis, by Parent or any of its Subsidiaries (collectively, the “Parent Business Personnel”); to the Knowledge of Parent, there are no representation or certification proceedings or petitions seeking a representation or decertification proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; and to the Knowledge of Parent, there are no material organizing or decertification activities by or with respect to any Parent Business Personnel. Neither Parent nor any of its Subsidiaries has in the past three years engaged in any unfair labor practice with respect to any Parent Business Personnel, and there is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation pending or threatened in writing against Parent or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Entity with respect to any present or former Parent Business Personnel which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no labor strike, dispute, lockout, slowdown, stoppage, or other material labor dispute pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries. Each of Parent and its Subsidiaries, as applicable, have complied in all material respects with all of its obligations under each collective bargaining agreement and each other agreement or arrangement with any Union.

(b) Neither Parent nor any of its Subsidiaries will incur any notice, consultation or consent obligations with respect to any labor union, works council or other employee representative body in connection with the execution of this Agreement or the consummation of the Transactions, in each case, except as would not, individually or in the aggregate, reasonably be expected to (i) prevent or materially delay consummation of the Merger or other Transactions or (ii) have a Parent Material Adverse Effect.

(c) Parent and its Subsidiaries are and have since the Applicable Date been in compliance with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, pay equity, child labor, fair labor standards, collective bargaining, immigration and work authorizations, background checks, employment discrimination, retaliation, harassment, notices, privacy, record retention, whistleblowing, civil rights, veterans’ rights, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations, proper classification of employees as exempt and non-exempt and as employees and independent contractors, termination, family and medical leave and other leaves of absence, sick time, unemployment insurance and the collection and payment of withholding and/or social security Taxes and any similar Tax, except for noncompliance as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Parent Material Adverse Effect.

(d) To the Knowledge of Parent, no Parent Business Personnel at the level of Vice President or above is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to Parent or any of its Subsidiaries or to a former employer of any such employee relating (i) to the right of any such individual to be employed by or provide services for Parent or its Subsidiaries or (ii) to the confidentiality or use of trade secrets or other confidential or proprietary information.

(e) Parent and its Subsidiaries are not delinquent in payments to any current or former Parent Business Personnel for any services or amounts required to be reimbursed or otherwise paid except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f) Since the Applicable Date, Parent and its Subsidiaries have investigated all material allegations of sexual harassment or discriminatory harassment of which they had or have Knowledge and have taken all reasonable and necessary corrective actions with respect to such allegations. No such allegation of sexual or discriminatory harassment would reasonably be expected to result in any material liability to Parent or any of its Subsidiaries and no such allegations have been made that, if known to the public, would reasonably be expected to bring Parent or any of its Subsidiaries into material disrepute.

(g) Since the Applicable Date, neither Parent nor its Subsidiaries have implemented any “plant closing” or “mass layoff” (in each case, as defined under the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable state or local Laws).

4.13 Environmental Matters.

(a) Except as is not, and would not reasonably be expected to be, a Parent Material Adverse Effect:

(i) Parent and each of its Subsidiaries (A) have been since the Applicable Date, and are, in compliance with all, and are not subject to any liability with respect to noncompliance with any, applicable Environmental Laws, (B) have held and hold, or have applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (C) have been since the Applicable Date, and are in compliance with their respective Environmental Permits;

(ii) there are no Environmental Claims pending, or to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, and none of Parent or any of its Subsidiaries has received any written notification of any allegation of actual or potential liability or other responsibility for any Release or threatened Release of any Hazardous Materials with respect to any location;

(iii) there has been no Release, transport, storage, arrangement for disposal of, or exposure of any Person to Hazardous Materials, and there has been no Release of Hazardous Materials at any Parent Real Property (as defined below), or to the Knowledge of Parent, at properties that were formerly owned, operated, leased or used by Parent or any of its Subsidiaries during the time that Parent or any of its Subsidiaries owned or operated such property, that are reasonably likely to cause Parent or any of its Subsidiaries to incur liability pursuant to applicable Environmental Law; and

(iv) none of Parent nor any of its Subsidiaries (A) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative Order relating to compliance with Environmental Laws or Environmental Permits, the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials, or personal or bodily injury, wrongful death, property damage or natural resource damages in connection with a Release of or exposure to Hazardous Materials, and no Proceeding is pending, or to the Knowledge of Parent, is threatened with respect thereto, or (B) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third party for any liability under any Environmental Law or otherwise relating to any Release of or exposure to Hazardous Materials.

(b) Except as may be set forth in the Parent Real Property Leases or other Contracts entered into in the ordinary course of business or as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has assumed by contract, or provided an outstanding indemnity with respect to, any liability (contingent or otherwise) of another Person arising under Environmental Laws or relating to the Release of Hazardous Materials for which Parent and its Subsidiaries would not otherwise be liable.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither this Agreement nor the consummation of the transactions contemplated hereby will result in any obligations for site investigation or cleanup, or notification to or consent of any Governmental Entity or third party pursuant to any transaction-triggered Environmental Laws.

4.14 Real Property.

(a) Parent or its Subsidiaries, as the case may be, holds good and marketable fee title to all real property and interest in real property owned in fee by Parent or any of its Subsidiaries (collectively, the “Parent Owned Real Property”), free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all buildings and other structures, facilities, building systems, fixtures or improvements located on each parcel of Parent Owned Real Property are in good working order and repair for the sufficient operation of the business as currently conducted (ordinary wear and tear excepted). Section 4.15(a) of the Parent Disclosure Schedule lists the address of each Parent Owned Real Property.

(b) Parent or its Subsidiaries, as the case may be, has a good and valid leasehold or subleasehold interest, as applicable, in all real property leased, subleased or otherwise used or occupied by Parent or any of its Subsidiaries (collectively the “Parent Leased Real Property”), free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has received any notice of default under any Parent Real Property Lease which is outstanding and remains uncured beyond any applicable period of cure, nor does Parent or any of its Subsidiaries have Knowledge of the existence of, any default, or event or circumstance that, with notice or lapse of time, or both, would constitute a default or permit the termination, modification or acceleration of rent under such Parent Real Property Lease by the party that is the lessee or lessor of such Parent Leased Real Property. Section 4.15(b)of the Parent Disclosure Schedule lists the address of each material Parent Leased Real Property.

(c) The Parent Owned Real Property and Parent Leased Real Property are referred to collectively herein as the “Parent Real Property.” The Parent Real Property constitutes all of the real property used or necessary for use in connection with the conduct of the business of Parent and its Subsidiaries as presently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and, in the case of the Parent Leased Real Property, to the Knowledge of Parent, (i) there are no Proceedings in eminent domain, condemnation or other similar Proceedings that are pending and, to Parent’s Knowledge, there are no such Proceedings threatened in writing, affecting any portion of the Parent Real Property, and (ii) no casualty event has occurred with respect to any Parent Real Property that has not been remedied (including in compliance with any applicable Parent Real Property Lease). Other than in connection with Permitted Liens, or with respect to the Parent Leased Real Property as set forth on Section 4.14(c) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any Person a right to use or occupy any of the Parent Real Property or any material portion thereof, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the Parent Real Property or any material portion thereof.

4.15 Tax Matters.

(a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(i) (A) All Tax Returns that are required to be filed by or with respect to Parent or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) in accordance with applicable Law, (B) all such Tax Returns are true, complete and accurate, (C) Parent and its Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes due and owing by any of them (whether or not shown on any Tax Return), except, in the case of clauses (A), (B) and (C), with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP, (D) Parent and its Subsidiaries have established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Parent SEC Documents for all Taxes payable by Parent and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (E) Parent and its Subsidiaries have timely deducted, withheld and collected all amounts required to be deducted, withheld or collected by any of them with respect to any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and all such deducted, withheld and collected amounts were either timely paid or remitted to the appropriate Governmental Entity or properly set aside in accounts for such purpose and were reported to the appropriate Governmental Entity and to each such employee, independent contractor, creditor, stockholder or other third party as required under applicable Law.

(ii) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Parent or any of its Subsidiaries has been filed or entered into with any Taxing Authority, which the applicable statute of limitations or period of assessment or collection (including any waivers or extensions) has not yet expired. Neither Parent nor any of its Subsidiaries has (A) filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business, (B) has applied for a ruling from any Taxing Authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a Taxing Authority that is pending or (C) has been issued any private letter rulings, technical advice memoranda or similar written agreement or rulings by any Taxing Authority.

(iii) Neither Parent nor any of its Subsidiaries is the subject of any currently ongoing or pending audit or other proceeding with respect to any Taxes or Tax Return nor has any audit or other proceeding with respect to Taxes been threatened or proposed against any of them in writing. No deficiencies for any amount of Taxes have been asserted or assessed in writing against Parent or any of its Subsidiaries that have not been paid in full or otherwise completely resolved by any of them or are being contested in good faith for which adequate accruals or reserves for such deficiency have been established, in accordance with GAAP, on the financial statements included in the Parent SEC Documents.

(iv) No claim has ever been made in writing by a Taxing Authority in a jurisdiction where Parent or any of its Subsidiaries has not filed a Tax Return of a particular type that Parent or its applicable Subsidiary, as the case may be, is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction with respect to Taxes that are the subject to such Tax Return, which claim has not been completely resolved.

(v) Neither Parent nor any of its Subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement (I) entered into in the ordinary course of business which does not relate primarily to Taxes or (II) solely between or among Parent and/or any of its Subsidiaries), (B) is or has been a member of any consolidated, combined, affiliated, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group comprised solely of (I) Subsidiaries of Parent or (II) Parent and any of its Subsidiaries), and (C) has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or as transferee or successor.

(vi) There are no Liens for Taxes upon any property or assets of Parent or any of its Subsidiaries, except for Permitted Liens.

(vii) Neither Parent nor any of its Subsidiaries has entered into, or participated in, any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any comparable, analogous or similar provision of U.S. state or local or non-U.S. Law).

(viii) Neither Parent nor any of its Subsidiaries conducts a trade or business, has a permanent establishment (within the meaning of an applicable Tax treaty), operates or conducts business through any branch or is otherwise subject to taxation, in each case, in any country other than the country of its formation.

(b) Neither Parent nor any of its Subsidiaries has constituted, in the two years prior to the date of this Agreement, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or otherwise as part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Merger.

(c) Neither Parent nor any of its Subsidiaries is aware of any facts, agreements, plans or other circumstances or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

4.16 Material Contracts.

(a) Section 4.16(a) of the Parent Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts (excluding any Parent Benefit Plans) (other than with respect to Section 3.16(a)(vi)) to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their material assets or businesses are bound (and any amendments thereto) (the “Parent Material Contracts”):

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) any Contract relating to indebtedness for borrowed money (or guarantee thereof), in excess of $5,000,000, other than Contracts solely among Parent and its Subsidiaries;

(iii) any Contract that relates to the purchase, acquisition, sale, transfer or disposition of a business or assets by Parent or any of its Subsidiaries pursuant to which Parent or any of its Subsidiaries has any continuing “earnout” or other contingent or deferred payment obligations in excess of $5,000,000 in the aggregate, for each such purchase, acquisition, sale, transfer or disposition;

(iv) any Contract that by its terms prevents or materially restricts the payment of dividends or other distributions by Parent;

(v) any Contract for any material joint venture, partnership or similar arrangement, or any Contract involving a sharing of material revenues, profits, losses, costs, or liabilities by Parent with any other Person or any of its Subsidiaries (other than Contracts solely among Parent and its Subsidiaries);

(vi) any collective bargaining agreement or other agreement or arrangement with any Union; and

(vii) any Contract pursuant to which Parent or any of its Subsidiaries grants or is granted a license or other right (including a covenant not to sue or assert) to any material Intellectual Property (other than Contracts (A) in which grants of Intellectual Property are incidental to the primary purpose of such Contracts, (B) granting non-exclusive licenses or rights to customers in the ordinary course of business, (C) non-disclosure agreements, or (D) granting rights to use commercially available, off-the-shelf, non-customized software pursuant to shrink wrap, click through or similar nonexclusive, royalty-free licenses on standard non-discriminatory terms).

(b) Parent has heretofore made available to the Company true, correct and complete copies of the Parent Material Contracts not filed as exhibits to the Company SEC Documents.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Parent Material Contracts are valid, binding and in full force and effect and are enforceable by Parent or its applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought. Neither Parent nor any of its Subsidiaries has Knowledge of, or has received written notice of, any breach or default under (with or without notice or lapse of time, or both) any Parent Material Contract and, to the Knowledge of Parent, no other party to any Parent Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither the Company nor any of its Subsidiaries has Knowledge of, or has received written notice of, any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Parent Material Contract, or any intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Parent Material Contract.

4.17 Intellectual Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and its Subsidiaries exclusively own the Parent Owned Intellectual Property and have the valid right to use all other Parent Intellectual Property, in each case, free and clear of all Liens other than Permitted Liens, (ii) each of Parent and its Subsidiaries has the right to use all Intellectual Property that is necessary for or used or held for use in the conduct of the businesses of Parent and its Subsidiaries as presently conducted or previously conducted since the Applicable Date, and (iii) neither the execution and delivery of this Agreement by Parent, nor the performance of this Agreement by Parent, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to or require additional consideration for the continued use of, any rights of Parent or any of its Subsidiaries in any Parent Intellectual Property. Section 3.17(a) of the Parent Disclosure Schedule sets forth a correct and complete list, as of the date hereof, of (x) the Parent Registered Intellectual Property (together with identification of the jurisdiction and the relevant registration number or similar identifier for each such item of Parent Registered Intellectual Property), and (y) all material Parent Proprietary Software. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all of the registrations, patents and applications included in the Parent Registered Intellectual Property are and remain subsisting, are in compliance with all formal legal requirements, with all fees, payments and filings due through the date of this Agreement duly made, and, with respect to the registrations and patents included in the Parent Registered Intellectual Property, valid and enforceable.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any of its Subsidiaries nor the conduct of their businesses as presently conducted or previously conducted since the Applicable Date is infringing, misappropriating, diluting, or otherwise violating, nor has, since the Applicable Date, infringed, misappropriated, diluted, or otherwise violated, the Intellectual Property rights of any Person, (ii) neither Parent nor any of its Subsidiaries has received, since the Applicable Date, any written charge, complaint, claim, demand, or notice alleging that it has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Person, and there are no pending written charges, complaints claims, demands or notices alleging any such infringement, misappropriation, dilution or other violation of the Intellectual Property rights of any Person, (iii) to the Knowledge of Parent, no Person is infringing, misappropriating, diluting or otherwise violating any Parent Owned Intellectual Property, and (iv) neither Parent nor any of its Subsidiaries has made or asserted any written charge, complaint, claim, demand or notice since the Applicable Date alleging any such infringement, misappropriation, dilution, or violation.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no Proceedings pending against Parent or any of its Subsidiaries, and since the Applicable Date neither Parent nor any of its Subsidiaries have received notice of any pending Proceedings, challenging the ownership, use, validity or enforceability of any Parent Owned Intellectual Property.

(d) All Trade Secrets and other material confidential information of Parent and its Subsidiaries have been maintained in confidence by Parent and its Subsidiaries in accordance with commercially reasonable security and protection measures consistent with those customarily used in the industry to protect the secrecy, confidentiality and value of the same. To the Knowledge of Parent, there has been no unauthorized access to or use or disclosure of any Trade Secrets or material confidential information that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent nor any of its Subsidiaries’ current and former employees, consultants, founders or contractors have any right, title or interest in any Parent Owned Intellectual Property.

(e) The IT Assets owned, leased or licensed by Parent and its Subsidiaries and used by them in the operation of their businesses as presently conducted operate as required by Parent and its Subsidiaries and have not, since the Applicable Date, malfunctioned or failed, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries have implemented and maintained commercially reasonable and appropriate measures with respect to technical, administrative and physical safeguards to preserve and protect the confidentiality, availability, integrity and security of the Parent IT Assets and all information stored or contained therein or transmitted thereby against any unauthorized use, access, interruption or corruption where such unauthorized use, access, interruption or corruption has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.18 Data Privacy. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since the Applicable Date, (a) Parent and its Subsidiaries have been in compliance with all applicable Privacy Requirements; (b) Parent and its Subsidiaries have implemented and maintain commercially reasonable organizational, physical, and technical security measures and policies, materially compliant with applicable Privacy Requirements, designed to protect all Personal Information in its possession or control, or collected by or on behalf of Parent or its Subsidiaries, against Security Incidents, and (c) Parent or any Subsidiary of Parent has not (i) experienced any Security Incident that required or would require notification of any Person pursuant to any applicable Privacy Law, or (ii) notified or been required to notify any Person of a Security Incident pursuant to any applicable Privacy Law.

4.19 Anti-Corruption and Trade Sanctions. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) The Company and each of its Subsidiaries (i) are in compliance, and for the last five years have been in compliance, in all respects with the FCPA and any other applicable Anti-corruption Laws; and (ii) during the past five years have not been investigated, to the Knowledge of Parent, by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual, alleged, or possible violation by Parent or any of its Subsidiaries of the FCPA or any other applicable Anti-corruption Laws;

(b) Neither Parent nor its Subsidiaries, nor any of their directors, officers, nor, to the Knowledge of Parent and its Subsidiaries, any of their employees, agents, other Representatives, or any Person authorized to act on their behalf (including any distributor, agent, sales intermediary or other third party), in each case, when acting on behalf of Parent or any of its Subsidiaries, has, directly or knowingly indirectly, offered, promised, paid, authorized or given money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official or Other Covered Party; (ii) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official or Other Covered Party to influence the act or decision of a government or Governmental Entity, in order to obtain or retain business, or direct business to, any Person or entity, in any way;

(c) Since April 24, 2019, neither Parent, its Subsidiaries nor any of their directors, officers, or, to the Knowledge of Parent and its Subsidiaries, any of their respective employees or any other Persons acting for or on behalf of Parent or its Subsidiaries is or has been a Person that is (i) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union or His Majesty’s Treasury of the United Kingdom; (ii) any Person located, organized, or resident in a Sanctioned Country; or (iii) any Sanctioned Person;

(d) Since April 24, 2019, none of Parent or its Subsidiaries nor any of their directors, officers, or, to the Knowledge of Parent and its Subsidiaries, employees has had a customer or supplier or other business relationship with, is a party to any Contract with, or has engaged in any transaction with or involving a Sanctioned Country or Sanctioned Person in violation of Sanctions;

(e) Since April 24, 2019, Parent has been in compliance with (i) applicable Sanctions and (ii) applicable Trade Control Laws; and

(f) To the Knowledge of Parent, there is no current investigation, allegation, request for information, or other inquiry by any Governmental Entity regarding the violation of Sanctions or Trade Control Laws by Parent.

4.20 Broker’s Fees. Except for the financial advisors’ fees set forth in Section 4.20 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries nor any of their respective officers or directors on behalf of Parent or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the Transactions. Parent will promptly after the date of this Agreement make available to the Company (on an outside counsel basis only) complete and correct copies of all engagement letters with its financial advisors.

4.21 Opinion of Financial Advisor. J.P. Morgan Securities LLC, Parent’s financial advisor, has delivered to the Parent Board its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, as of the date thereof, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to Parent. Parent will make available to the Company a copy of such opinion as soon as practicable following the execution of this Agreement for informational purposes only.

4.22 Insurance. Parent and its Subsidiaries maintain insurance in such amounts and against such risks as the management of Parent has in good faith determined to be prudent and appropriate in all material respects. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) all insurance policies maintained by or on behalf of Parent or any of its Subsidiaries are in full force and effect, (b) all premiums and other payments due on such policies have been paid by Parent or its Subsidiaries and all claims thereunder have been filed in due and timely fashion, (c) neither Parent nor any of its Subsidiaries is in breach or default under, has received any written notice of, or has taken any action that could permit cancellation, termination or modification of, any such insurance policies and (d) neither Parent nor any of its Subsidiaries has received any written notice of cancellation, invalidation or non-renewal of any such policy.

4.23 Ownership of Company Common Stock. Neither Parent nor any of its affiliates or associates is, nor at any time during the last three years has Parent or any of its affiliates or associates been, an “interested shareholder” of the Company as defined in Section 203 of the Delaware General Corporation Law. Parent and its Subsidiaries, affiliates and associates do not beneficially own any shares of the Company Common Stock or other securities of the Company or any options, warrants or other rights to acquire the Company Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

4.24 Related Party Transactions. From the Applicable Date through the date of this Agreement, there have been no transactions or contracts between Parent or any of its Subsidiaries, on the one hand, and any affiliates (other than Parent Subsidiaries) of Parent or other Persons, on the other hand, that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

4.25 Merger Sub. Merger Sub was formed solely for purposes of consummating the Merger. Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock, all of which have been validly issued, are fully paid and nonassessable and are owned directly by Parent free and clear of any Liens. Merger Sub has no assets or liabilities other than those necessary for corporate existence.

4.26 Financing. Subject to the accuracy of Section 3.5(d) and the compliance by the Company in all material respects with its obligations under Section 5.1, Parent will have sufficient funds available to it for Parent and, after the Effective Time, the Surviving Corporation, to complete the Merger and refinance in full all amounts outstanding under the Company Credit Agreement for which payment is required to be made at or immediately after the Effective Time, to pay cash in lieu of fractional shares in accordance with Section 2.3, and to satisfy the respective obligations of Parent and Merger Sub as and when contemplated by this Agreement and to pay or otherwise perform such obligations of Parent and Merger Sub under any agreement or documents entered into in connection with the Merger. Notwithstanding anything to the contrary in this Agreement, each of Parent and Merger Sub acknowledges that its obligation to consummate the Merger as set forth in this Agreement is not contingent on Parent’s ability to obtain any financing.

4.27 Parent Material Customers and Parent Material Suppliers. Section 4.27 of the Parent Disclosure Schedule lists (a) the 10 largest suppliers of Parent and its Subsidiaries measured by dollar volume of spend for the fiscal year ended December 31, 2024 (each such supplier, a “Parent Material Supplier”) and (b) the 10 largest customers of Parent and its Subsidiaries measured by dollar volume of revenue for the fiscal year ended December 31, 2024 (each such customer, a “Parent Material Customer”). Except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect, between the Applicable Date and the date of this Agreement, no Parent Material Customer or Parent Material Supplier has terminated or adversely modified its business relationship with Parent or any of its Subsidiaries, or notified Parent or the applicable Subsidiary (whether in writing or, to the Knowledge of Parent, orally) of its intention to terminate or adversely modify its business relationship with Parent or the applicable Subsidiary in any way, other than the expiration of such relationship in accordance with its terms.

4.28 No Other Representations or Warranties. Parent hereby acknowledges and agrees that, except for the representations and warranties set forth in Article 3, (a) none of the Company, or any of its affiliates, shareholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to the Company or its business or operations, including with respect to any information provided or made available to Parent or any of its affiliates, stockholders or Representatives, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to Parent or any of its affiliates, stockholders or Representatives, or any other Person, in connection with this Agreement, the Transactions or otherwise, and (b) to the fullest extent permitted by Law, none of the Company, nor any of its affiliates, shareholders or Representatives, or any other Person, will have or be subject to any liability or indemnification or other obligation of any kind or nature to Parent, or any of its affiliates, stockholders or Representatives, or any other Person, resulting from the delivery, dissemination or any other distribution to Parent or any of its affiliates, stockholders or Representatives, or any other Person, or the use by Parent or any of its affiliates, stockholders or Representatives, or any other Person, of any such information provided or made available to any of them by the Company, or any of its affiliates, shareholders or Representatives, or any other Person, and (subject to the express representations and warranties of the Company set forth in Article 3) Parent and its Subsidiaries, affiliates, stockholders and Representatives, or any other Person, expressly disclaim reliance on any such information (including the accuracy or completeness thereof) or any representations or warranties or other statements or omissions that may have been made by the Company or any Person with respect to the Company other than the representations and warranties set forth in this Agreement.

ARTICLE 5

COVENANTS

5.1 Conduct of Business by the Company and its Subsidiaries Pending the Effective Time. The Company agrees that, between the date of this Agreement and the earlier of the Effective Time or the valid termination of this Agreement in accordance with Article 7, except as set forth in Section 5.1 of the Company Disclosure Schedule, as required by Law or as otherwise expressly required or contemplated by this Agreement, unless Parent shall otherwise consent in writing (including via email specifically referencing this Section 5.1) (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, (x) use its commercially reasonable efforts to conduct its operations in the ordinary course of business consistent with past practice in all material respects and (y) use its commercially reasonable efforts to preserve intact its business organization and comply with all applicable Laws in all material respects, including, in each case, continuing to use commercially reasonable efforts to prepare audited financial statements for the fiscal year ended December 31, 2025 irrespective of the anticipated Closing Date. Without limiting the foregoing, except as set forth in Section 5.1 of the Company Disclosure Schedule, as required by applicable Law or as otherwise expressly required by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions without the prior written consent (including via email specifically referencing this Section 5.1) of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend the Company Charter or Company Code of Regulations or the organizational documents of any “significant” Subsidiary of the Company (as defined in Rule 1-02(w) of Regulation S-X) (other than ministerial changes or such amendments as may be necessary to effect the Transactions) or adopt any shareholder rights plan, “poison pill” antitakeover plan or similar device, in each case, to the extent that it would apply to the Transactions;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, of the Company or any of its Subsidiaries, other than (i) the issuance of Company Common Stock in connection with the vesting of Company RSAs and settlement of Company RSUs or Company PSUs or the payment of cash in respect of the settlement of Company Phantom Awards or Company Cash Awards, in each case, outstanding as of the date hereof (or issued as permitted by this Section 5.1) and as required in accordance with their terms or (ii) as may be required pursuant to the Company Credit Agreement;

(c) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any property or assets of the Company or any of its Subsidiaries (excluding Company Owned Intellectual Property which instead is the subject of Section 5.1(d) below), including, without limitation, the Company Real Property, in each case with value in excess of $5,000,000, except pursuant to existing Contracts, the sale or purchase of goods in the ordinary course of business consistent with past practice and Permitted Liens;

(d) sell, assign, pledge or otherwise encumber, transfer, license, abandon, permit to enter the public domain, permit to lapse or otherwise dispose of any material Company Owned Intellectual Property, except for (i) non-exclusive licenses granted in the ordinary course of business consistent with past practice and (ii) disclosure of non-public material Company Owned Intellectual Property or Trade Secrets to any Person, other than (A) to the Company or any of its Subsidiaries or (B) pursuant to a valid and binding confidentiality agreement or other binding obligation of confidentiality that the Company or a Subsidiary entered into in the ordinary course of business;

(e) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, shares, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than (i) Permitted Dividends consistent with past practice and the terms and conditions of Section 5.17 and (ii) dividends paid by any direct or indirect wholly owned Subsidiary of the Company to the Company or to any other direct or indirect wholly owned Subsidiary of the Company that are made in compliance with the Company Credit Agreement and the other contractual obligations of the Company and its Subsidiaries) or enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests;

(f) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock or other Equity Interests of the Company or any material Subsidiary of the Company or to satisfy any withholding obligations;

(g) merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, except with respect to internal reorganizations solely among Subsidiaries of the Company;

(h) acquire (including by merger, consolidation, or acquisition of shares or assets) any interest in any Person or any assets thereof in each case with value in excess of $5,000,000, other than the purchase of goods, equipment and other operating assets in the ordinary course of business consistent with past practice;

(i) other than in accordance with Section 5.16, incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any of its debt securities or the debt securities of any of its Subsidiaries, except for (A) indebtedness for borrowed money incurred in the ordinary course of business pursuant to the revolving, swingline or letter of credit facilities of the Company Credit Agreement so long as the aggregate amount of indebtedness outstanding thereunder does not exceed $350,000,000, (B) guarantees by the Company or any wholly owned Subsidiary of the Company of indebtedness for borrowed money of the Company or any other wholly owned Subsidiary of the Company, and (C) interest and commodity swaps, futures, forward contracts and similar derivatives (1) not entered for speculative purposes and (2) entered into on customary commercial terms in the ordinary course of business and in compliance with its risk management and hedging policies in effect on the date of this Agreement;

(j) make any loans, advances or capital contributions to, or investments in, any other Person (other than trade credit and similar loans and routine travel and business expense advances made to directors or employees in the ordinary course of business or any wholly owned Subsidiary of the Company);

(k) other than in accordance with Section 5.16, terminate, cancel, renew, or request or agree to any material change in or waiver under any Company Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be a Company Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(l) except to the extent required by applicable Law or the existing terms of any Company Benefit Plan set forth on Section 3.11(a) of the Company Disclosure Schedule as in effect on the date of this Agreement, (A) grant or announce any increase in the compensation or benefits payable or to become payable to any current or former director, officer, employee or other service provider of the Company or any of its Subsidiaries; (B) grant any new or additional rights to severance or termination pay or transaction or retention bonus payments to, or enter into any severance agreement with, any current or former director, officer, employee or other service provider of the Company or any of its Subsidiaries; (C) establish, adopt, enter (or commit to enter) into, amend, terminate or extend (or enter into negotiations to do any of the foregoing) (x) any collective bargaining agreement or other Contract with any Union or (y) any Company Benefit Plan or other plan, agreement, trust, fund, policy or arrangement that would be a Company Benefit Plan if it were in existence on the date hereof (other than any such changes associated with annual renewals of Company Benefit Plans that are health and welfare plans in the ordinary course of business consistent with past practice that do not materially increase the costs to the Company or any of its Subsidiaries under such plans) or grant, amend or terminate any awards thereunder; (D) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding of any compensation or benefit under any Company Benefit Plan; (E) fund any payments or benefits that are payable or to be provided under any Company Benefit Plan (other than ordinary course contributions, accruals and/or payments made in accordance with the terms of such Company Benefit Plans); (F) terminate without “cause” (as determined consistent with past practice) or change the title of any director, officer, employee or other service provider of the Company or any of its Subsidiaries or hire, promote or engage any director, officer, employee or any service provider of the Company or any of its Subsidiaries, in each case, other than terminations, changes in title, new hires, promotions or engagements of individuals in the ordinary course of business consistent with past practices at or below the level of Vice President; (G) make or forgive any loan to any current or former director, officer, employee or other service provider of the Company or its Subsidiaries (other than advancement of expenses in the ordinary course of business consistent with past practices); (H) recognize or certify any labor union, works council, bargaining representative, or any other similar organization as the bargaining representative for any employees of the Company or its Subsidiaries; (I) implement or announce any employee layoffs, furloughs, reductions in force, reductions in compensation, hour or benefits, work schedule changes or similar actions that could implicate the Worker Adjustment and Retraining Notification Act of 1988 or any similar state Law; (J) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former director, officer, employee or any service provider of the Company or its Subsidiaries; and (K) enter into, commit to enter into or otherwise provide for any agreement or arrangement providing for a Tax gross-up or other payment from the Company or its Subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 of the Code;

(m) make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(n) compromise, settle or agree to settle any Proceeding other than compromises, settlements or agreements that (i) involve only the payment of monetary damages by the Company or its Subsidiaries not in excess of $500,000 individually or $2,000,000 in the aggregate, and (ii) does not impose material restrictions on the future activities or conduct of, or the admission of a violation of Law by, the Company or any of its Subsidiaries; provided, that any Proceeding described in Section 5.12 shall be compromised, settled or agreed in accordance with Section 5.12;

(o) other than consistent with past practice, (i) make (other than in the ordinary course of business), change or revoke any material Tax election, (ii) change or adopt any Tax accounting period or material method of Tax accounting, (iii) amend or refile any material Tax Return, (iv) file any material Tax Return prepared in a manner materially inconsistent with past practice, (v) request any written ruling from any Governmental Entity relating to material Taxes, (vi) settle or compromise any material liability for Taxes or any audit or other proceeding relating to a material amount of Taxes, (vii) other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes or (viii) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law), in each case, if such action would, individually or in the aggregate with other actions described in this Section 5.1(o) and taken after the date hereof, reasonably be expected to result in a material increase in the Tax liability of the Company and its Subsidiaries.

(p) take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment; or

(q) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

5.2 Conduct of Business by Parent and its Subsidiaries Pending the Effective Time. Parent agrees that, between the date of this Agreement and the earlier of the Effective Time or the valid termination of this Agreement in accordance with Article 7, except as set forth in Section 5.2 of the Parent Disclosure Schedule, as required by Law or as otherwise expressly required or contemplated by this Agreement, unless the Company shall otherwise consent in writing (including via email specifically referencing this Section 5.2) (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, (x) use its commercially reasonable efforts to conduct its operations in the ordinary course of business consistent with past practice in all material respects and (y) use its commercially reasonable efforts to preserve intact its business organization and comply with all applicable Laws in all material respects. Without limiting the foregoing, except as set forth in Section 5.2 of the Parent Disclosure Schedule, as required by applicable Law or as otherwise expressly required by this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions without the prior written consent (including via email specifically referencing this Section 5.2) of the Company (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend the Parent Charter or Parent Bylaws or the organizational documents of any “significant” Subsidiary of Parent (as defined in Rule 1-02(w) of Regulation S-X) (other than ministerial changes or such amendments as may be necessary to effect the Transactions) or adopt any stockholder rights plan, “poison pill” antitakeover plan or similar device, in each case, to the extent that it would apply to the Transactions;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, Parent or any of its Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, of Parent or any of its Subsidiaries, other than (i) the issuance of Parent Common Stock or other Equity Interests in connection with the exercise of Parent Stock Options or settlement or distribution of Parent PSUs or Parent RSUs (including issuances of dividend equivalents in connection therewith), in each case, outstanding as of the date hereof (or issued as permitted hereunder) and as required in accordance with their terms, (ii) in the ordinary course consistent with past practice, the grant of equity awards to Parent’s employees, directors or service providers (including newly hired, newly engaged, or newly promoted employees, directors or service providers or in accordance with Parent’s equity award grant practices), pursuant to the terms of the Parent Stock Plan and an applicable award agreement, and (iii) as may be required pursuant to any credit agreements of Parent or its Subsidiaries;

(c) other than in accordance with Section 5.16, sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any property or assets of Parent or any of its Subsidiaries (excluding Parent Owned Intellectual Property which instead is the subject of Section 5.1(d) below), including, without limitation, the Parent Real Property, in each case with value in excess of $15,000,000, except pursuant to existing Contracts, the sale or purchase of goods in the ordinary course of business consistent with past practice and Permitted Liens;

(d) sell, assign, pledge or otherwise encumber, transfer, license, abandon, permit to enter the public domain, permit to lapse or otherwise dispose of any material Parent Owned Intellectual Property, except for (i) non-exclusive licenses granted in the ordinary course of business consistent with past practice and (ii) disclosure of non-public material Parent Owned Intellectual Property or Trade Secrets to any Person, other than (A) to Parent or any of its Subsidiaries or (B) pursuant to a valid and binding confidentiality agreement or other binding obligation of confidentiality that Parent or a Subsidiary entered into in the ordinary course of business;

(e) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, shares, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than (i) Permitted Dividends consistent with past practice and the terms and conditions of Section 5.17 and (ii) dividends paid by any direct or indirect wholly owned Subsidiary of Parent to Parent or to any other direct or indirect wholly owned Subsidiary of Parent that are made in compliance with any credit agreement of Parent or its Subsidiaries and the other contractual obligations of Parent and its Subsidiaries) or enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests;

(f) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock or other Equity Interests of Parent or any material Subsidiary of Parent or to satisfy any withholding obligations or the payment of option exercise prices in connection with awards made pursuant to the Parent Stock Plan;

(g) merge or consolidate Parent or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries, except with respect to internal reorganizations solely among Subsidiaries of Parent;

(h) acquire (including by merger, consolidation, or acquisition of shares or assets) any interest in any Person or any assets thereof in each case with value in excess of $15,000,000, other than the purchase of goods, equipment and other operating assets in the ordinary course of business consistent with past practice;

(i) other than in accordance with Section 5.16, incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any of its debt securities or the debt securities of any of its Subsidiaries, except for (A) indebtedness for borrowed money incurred in the ordinary course of business pursuant to the revolving, swingline or letter of credit facilities of any credit agreement of Parent or its Subsidiaries in an aggregate amount not to exceed $700,000,000, (B) guarantees by Parent or any wholly owned Subsidiary of Parent of indebtedness for borrowed money of Parent or any other wholly owned Subsidiary of Parent, and (C) interest and commodity swaps, futures, forward contracts and similar derivatives (1) not entered for speculative purposes and (2) entered into on customary commercial terms in the ordinary course of business and in compliance with its risk management and hedging policies in effect on the date of this Agreement;

(j) make any loans, advances or capital contributions to, or investments in, any other Person (other than trade credit and similar loans and routine travel and business expense advances made to directors or employees in the ordinary course of business or any wholly owned Subsidiary of Parent);

(k) other than in accordance with Section 5.16, terminate, cancel, renew, or request or agree to any material change in or waiver under any Parent Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be a Parent Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(l) make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(m) compromise, settle or agree to settle any Proceeding other than compromises, settlements or agreements that (i) involve only the payment of monetary damages by Parent or its Subsidiaries not in excess of $1,000,000 individually or $5,000,000 in the aggregate, and (ii) does not impose material restrictions on the future activities or conduct of, or the admission of a violation of Law by, Parent or any of its Subsidiaries; provided, that any Proceeding described in Section 5.12 shall be compromised, settled or agreed in accordance with Section 5.12;

(n) other than consistent with past practice, (i) make (other than in the ordinary course of business), change or revoke any material Tax election, (ii) change or adopt any Tax accounting period or material method of Tax accounting, (iii) amend or refile any material Tax Return, (iv) file any material Tax Return prepared in a manner materially inconsistent with past practice, (v) request any written ruling from any Governmental Entity relating to material Taxes, (vi) settle or compromise any material liability for Taxes or any audit or other proceeding relating to a material amount of Taxes, (vii) other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes or (viii) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law), in each case, if such action would, individually or in the aggregate with other actions described in this Section 5.2(n) and taken after the date hereof, reasonably be expected to result in a material increase in the Tax liability of Parent and its Subsidiaries.

(o) take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment; or

(p) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

5.3 Preparation of the Joint Proxy Statement and Form S-4; Stockholder and Shareholder Meetings.

(a) As promptly as practicable after the execution of this Agreement (i) Parent and the Company shall jointly prepare and cause to be filed with the SEC, the Joint Proxy Statement to be sent to the stockholders of Parent and the shareholders of the Company, as applicable, and (ii) Parent and the Company shall jointly prepare and Parent shall file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Merger. Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and Parent shall use reasonable best efforts to keep the Form S-4 effective as long as is necessary to consummate the Merger. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other Party in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, each of Parent and the Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be sent to its respective stockholders and shareholders. Parent and the Company shall jointly prepare any response to requests or comments from the SEC and each of Parent and the Company agrees to permit the other and their respective counsels to participate in all substantive meetings and conferences with the SEC. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by Parent or the Company, in each case, without providing the other Party with a reasonable opportunity to review and comment thereon and receiving the approval of the other Party (e-mail being sufficient) (such approval shall not be unreasonably withheld, conditioned or delayed); provided, however, that in the event of a Company Adverse Recommendation Change in the case of the Company or a Parent Adverse Recommendation Change in the case of Parent, in each case, that is expressly permitted to be made pursuant to Section 5.4, such Party may communicate the Company Adverse Recommendation Change or the Parent Adverse Recommendation Change, as applicable, and such Party’s basis for its lack of a recommendation to its stockholders or shareholders, as applicable, in the Joint Proxy Statement or an appropriate amendment or supplement thereto without the consent or approval of the other Party. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Parent and the shareholders of the Company. Parent shall notify the Company promptly of the time when the Form S-4 has become effective, and of the issuance of any stop order or suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. In addition, each Party agrees to provide the other Party and its legal counsel with copies of any written comments, and shall inform the other Party of any oral comments, that such Party or its counsel may receive from time to time from the SEC or its staff with respect to the Form S-4 or the Joint Proxy Statement promptly after receipt of such comments, and any written or oral responses thereto. Each Party and their respective counsel shall be given a reasonable opportunity to review any such written responses and each Party shall give due consideration to the additions, deletions or changes suggested thereto by the other Party and their respective counsel. Neither Party shall submit any such written responses without receiving the approval of the other Party (e-mail being sufficient) (such approval shall not be unreasonably withheld, conditioned or delayed).

(b) Company Shareholders Meeting.

(i) The Company shall, promptly following the date on which the Form S-4 has been filed with the SEC and the Parties otherwise mutually determine to be appropriate, establish a record date for, and, as soon as practicable following the effectiveness of the Form S-4, duly call and give notice of and convene and hold a meeting of its shareholders (the “Company Shareholders Meeting”), in accordance with applicable Law and the Company Charter and Company Code of Regulations, for the purpose of seeking the Company Shareholder Approval and other ancillary matters with respect thereto. The Company shall not, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or otherwise delay the Company Shareholders Meeting; provided, however, that the Company may postpone or adjourn the Company Shareholders Meeting (A) if a quorum has not been established, (B) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders Meeting, (C) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Company Shareholder Approval would not otherwise be obtained, or (D) if required by applicable Law; provided, however, that in each case the Company Shareholders Meeting shall not be postponed or adjourned for more than ten Business Days in the aggregate from the originally scheduled date of the Company Shareholders Meeting without the prior written consent of Parent. The Company shall, upon the reasonable request of Parent, advise Parent with reasonable frequency prior to the date of the Company Shareholders Meeting as to the aggregate tally of proxies received by the Company with respect to the Company Shareholder Approval.

(ii) The Company shall, through the Company Board, unless the Company Board has made a Company Adverse Recommendation Change in compliance with Section 5.4, (A) make the Company Board Recommendation and include such Company Board Recommendation in the Joint Proxy Statement, (B) use its reasonable best efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement and the Transactions, including the Merger, (C) use its reasonable best efforts to take all other action necessary or advisable to secure the Company Shareholder Approval and (D) otherwise comply in all material respects with applicable Law with respect to the Company Shareholders Meeting.

(iii) Except as expressly permitted in Section 5.4, neither the Company Board nor any committee thereof shall (A) withhold, withdraw, amend, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (B) fail to include the Company Board Recommendation in the Joint Proxy Statement, (C) approve, adopt, or recommend, or announce publicly an intent to approve, determine to be advisable, or recommend, any Competing Proposal, or (D) if requested by Parent, fail to issue, within ten Business Days after a Competing Proposal is publicly announced (and in no event later than one Business Day prior to the date of the Company Shareholders Meeting, as it may be postponed or adjourned pursuant to this Agreement), a press release reaffirming the Company Board Recommendation which request may not be made more than two times in respect of any specific Competing Proposal (the actions specified in the foregoing clauses (A) through (D) being referred to as a “Company Adverse Recommendation Change”).

(c) Parent Stockholders Meeting.

(i) Parent shall, promptly following the date on which the Form S-4 has been filed with the SEC and the Parties otherwise mutually determine to be appropriate, establish a record date for, and, as soon as practicable following the effectiveness of the Form S-4, duly call and give notice of and convene and hold a meeting of its stockholders (the “Parent Stockholders Meeting”), in accordance with applicable Law and the Parent Charter and Parent Bylaws, for the purpose of seeking the Parent Stockholder Approval. At such Parent Stockholders Meeting, Parent may seek approval for other ancillary matters, including certain changes to the Parent Charter and Parent Bylaws in respect of officer exculpation. Parent shall not, without the prior written consent of the

Company (such consent not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or otherwise delay the Parent Stockholders Meeting; provided, however, that Parent may postpone or adjourn the Parent Stockholders Meeting (A) if a quorum has not been established, (B) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure which the Parent Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Parent’s stockholders prior to the Parent Stockholders Meeting, (C) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Parent Stockholder Approval would not otherwise be obtained, or (D) if required by applicable Law; provided, however, that, in each case the Parent Stockholders Meeting shall not be postponed or adjourned for more than ten Business Days in the aggregate from the originally scheduled date of the Parent Stockholders Meeting without the prior written consent of the Company. Parent shall, upon the reasonable request of the Company, advise the Company with reasonable frequency prior to the date of the Parent Stockholders Meeting as to the aggregate tally of proxies received by Parent with respect to the Parent Stockholder Approval.

(ii) Parent shall, through the Parent Board, unless the Parent Board has made a Parent Adverse Recommendation Change in compliance with Section 5.4, (A) make the Parent Board Recommendation and include such Parent Board Recommendation in the Joint Proxy Statement, (B) use its reasonable best efforts to solicit from its stockholders proxies in favor of the Parent Common Stock Issuance, (C) use its reasonable best efforts to take all other action necessary or advisable to secure the Parent Stockholder Approval and (D) otherwise comply in all material respects with applicable Law with respect to the Parent Stockholders Meeting.

(iii) Except as expressly permitted in Section 5.4, neither the Parent Board nor any committee thereof shall (A) withhold, withdraw, amend, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to the Company, the Parent Board Recommendation, (B) fail to include the Parent Board Recommendation in the Joint Proxy Statement, (C) approve, adopt, or recommend, or announce publicly an intent to approve, determine to be advisable, or recommend, any Competing Proposal, or (D) if requested by the Company, fail to issue, within ten Business Days after a Competing Proposal is publicly announced (and in no event later than one Business Day prior to the date of the Parent Stockholders Meeting, as it may be postponed or adjourned pursuant to this Agreement), a press release reaffirming the Parent Board Recommendation which request may not be made more than two times in respect of any Competing Proposal (the actions specified in the foregoing clauses (A) through (D) being referred to as a “Parent Adverse Recommendation Change”).

(d) The Company and Parent shall use their respective reasonable best efforts to set the record dates for, and to hold the Company Shareholders Meeting and the Parent Stockholders Meeting on the same date and at the same time; provided, that, in furtherance of the foregoing, in the event that either the Company shall have postponed or adjourned the Company Shareholders Meeting in accordance with Section 5.3(b)(i) or Parent shall have postponed or adjourned the Parent Stockholders Meeting in accordance with Section 5.3(c)(i), the other Party shall be entitled to delay its meeting for the same number of days or otherwise until the same date as such adjourned or postponed meeting.

(e) Merger Sub Consent. Promptly following the execution of this Agreement (but no later than 24 hours following the execution of this Agreement), Parent shall execute and deliver, in accordance with Section 1701 of the OGCL, a written consent adopting this Agreement in its capacity as the sole shareholder of Merger Sub and shall promptly deliver a copy of such written consent to the Company.

5.4 No Solicitation of Transactions.

(a) Except as expressly provided in this Section 5.4, each of Parent and the Company shall immediately cease, and each shall cause its respective Subsidiaries to, and direct their Representatives to, immediately cease, any discussions or negotiations with any Person that may be ongoing with respect to a Competing Proposal, or any proposal that would reasonably be expected to lead to a Competing Proposal, and shall immediately request (and in any case within two Business Days following the execution of this Agreement) to have promptly returned or destroyed to Parent or the Company, as applicable, any confidential information that has been provided in any such discussions or negotiations. From the date hereof until the earlier of the Effective Time or the date of valid termination of this Agreement in accordance with Article 7, each of Parent and the Company shall not, and shall cause its respective Subsidiaries not to, and direct and use reasonable best efforts to cause its respective Representatives not to, directly or indirectly, (i) solicit, initiate, endorse, or knowingly encourage or induce (including by way of furnishing information), or take any other action intentionally designed to facilitate, any inquiries regarding the making of any proposal which constitutes, or could reasonably be expected to lead to, any Competing Proposal, or (ii) participate in or engage in any discussions or negotiations with any Person regarding any Competing Proposal; provided, however, that if, prior to obtaining the Parent Stockholder Approval (in the case of Parent) or the Company Shareholder Approval (in the case of the Company) and following the receipt of a bona fide written Competing Proposal made after the date hereof that the Parent Board or the Company Board, as applicable, determines in good faith (after consulting with its financial advisor as to financial matters and with its outside legal counsel) is or would reasonably be expected to lead to a Superior Proposal and that did not result from a breach of this Section 5.4, the Parent Board or the Company Board, as applicable, determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such Competing Proposal would reasonably be expected to be inconsistent with such directors’ fiduciary duties under applicable Law, Parent or the Company, as applicable, may, in response to such Competing Proposal, and subject to compliance with Section 5.4(c), (A) furnish information with respect to Parent or the Company, as applicable, to the Person making such Competing Proposal pursuant to an Acceptable Confidentiality Agreement, and (B) engage in discussions or negotiations with such Person regarding such Competing Proposal (so long as such Person has executed an Acceptable Confidentiality Agreement); provided, however, that any such information that is material and non-public or access has previously been made available to Parent or the Company, as applicable, or shall be made available to Parent or the Company, as applicable, prior to, or substantially concurrently with, the time such information is made available to such Person (subject to applicable Law). Except as expressly permitted by this Section 5.4, each of Parent and the Company shall not, and shall cause its respective Subsidiaries not to, and direct its Representatives not to, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Article 7, directly or indirectly (1) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than an Acceptable Confidentiality Agreement) with respect to any Competing Proposal or any offer or proposal that could lead to a Competing Proposal; (2) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by a Competing Proposal; or (3) terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by the applicable Party in respect of or in contemplation of a Competing Proposal (other than to the extent the Parent Board or the Company Board, as applicable, determines in good faith after consultation with its outside legal counsel, that failure to take any of such actions under clause (3) would reasonably be expected to be inconsistent with such directors’ fiduciary duties under applicable Law), or (4) propose to do any of the foregoing. Notwithstanding the foregoing, each of Parent and the Company and each of their respective Subsidiaries and Representatives may in any event (x) seek to clarify and understand the terms and conditions of any proposal, offer, written inquiry or indication of interest from a third party solely to determine whether such proposal, offer, written inquiry or indication of interest constitutes or would reasonably be expected to lead to a Superior Proposal and (y) inform such third party that has made or, to the Knowledge of Parent or Knowledge of the Company, as applicable, is considering making a Competing Proposal of the provisions of this Section 5.4.

(b) Notwithstanding any other provision of this Agreement, but subject to compliance with this Section 5.4, prior to receipt of the Parent Stockholder Approval, the Parent Board may, or, prior to receipt of the Company Shareholder Approval, the Company Board may, in each case in response to any Competing Proposal that was not a result of a breach of this Section 5.4, effect a Parent Adverse Recommendation Change or a Company Adverse Recommendation Change, as applicable, or, in the case of the Company only, terminate this Agreement to enter into a definitive written agreement providing for the consummation of a Superior Proposal pursuant to Section 7.1(c)(iii) if and only if (i) the Parent Board or the Company Board, as applicable, concludes in good faith, after consultation with its outside financial advisors as to financial matters and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal; (ii) the Parent Board or the Company Board, as applicable, provides the other Party five Business Days’ prior written notice of its intention to take such action (a “Competing Proposal Notice”), which notice shall include the information with respect to such Competing Proposal that is specified in Section 5.4(c), as well as a copy of such Competing Proposal, it being agreed that neither the delivery of such notice by Parent or the Company, as applicable, nor any public announcement thereof that such Party determines it is required to make under applicable Law shall constitute a Parent Adverse Recommendation Change or a Company Adverse Recommendation Change, as applicable, unless and until such Party shall have failed at or prior to the end of the period referred to in clause (iii) below (and, upon the occurrence of such failure, such notice and such public announcement shall constitute a Parent Adverse Recommendation Change or a Company Adverse Recommendation Change, as applicable) to publicly announce that it (A) is recommending the Transactions and (B) has determined that such other Competing Proposal (taking into account (x) any modifications or adjustments made to the Transactions proposed or agreed to by the other Party in writing and (y) any modifications or adjustments made to such other Competing Proposal) is not a Superior Proposal and has publicly rejected such Competing Proposal; (iii) during the five Business Days following the Competing Proposal Notice (the “Negotiation Period”), if requested by the other Party, the board of directors effecting the recommendation change and its Representatives have negotiated in good faith with the other Party and its Representatives regarding any revisions to the terms of the Transactions proposed by the other Party in response to such Competing Proposal; and (iv) at the end of such five Business Day period, the Parent Board or the Company Board, as applicable, concludes in good faith, after consultation with its outside legal counsel and, as to financial matters, its outside financial advisors (and taking into account any adjustment or modification of the terms of this Agreement to which the other Party has irrevocably and in writing agreed to make to the terms of the Transactions), that the Competing Proposal continues to be a Superior Proposal and, after consultation with its outside legal counsel, that the failure to make a Parent Adverse Recommendation Change or a Company Adverse Recommendation Change, as applicable, would be inconsistent with the directors’ fiduciary duties to the stockholders of Parent or the stockholders of the Company, as applicable, under applicable Law. Any material amendment or modification to any Competing Proposal shall require a new Competing Proposal Notice and the Negotiation Period shall be extended by an additional two Business Days from the date of receipt of such new Competing Proposal Notice.

(c) In addition to the obligations of Parent and the Company set forth in Section 5.4(a) and Section 5.4(b), Parent or the Company shall promptly, and in any event no later than twenty-four (24) hours, after it receives (x) a Competing Proposal, (y) any request for non-public information relating to Parent or the Company or its respective Subsidiaries, other than requests unrelated to a Competing Proposal, or (z) any inquiry or request for discussions or negotiations regarding any potential Competing Proposal, notify the other Party orally and in writing of any of the foregoing occurrences, the identity of the Person making such request, inquiry or proposal and provide an unredacted copy of such request, inquiry or Competing Proposal (or where no such copy is available, a reasonably detailed description of such request, inquiry or Competing Proposal, including the identity of the Person making such request, inquiry or Competing Proposal) and any material modifications to such request, inquiry or Competing Proposal. Each Party shall keep the other Party reasonably informed (and in any event, at the other Party’s reasonable request) of the status of any request, inquiry or Competing Proposal (including the material terms and conditions thereof and of any material modification thereto), and any material developments, discussions and negotiations, including furnishing unredacted copies of any written material correspondence related to the terms and conditions of the Competing Proposal and draft documentation. Without limiting the foregoing, each Party shall promptly (and in any event within twenty-four (24) hours) notify the other Party orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Competing Proposal pursuant to this Section 5.4.

(d) Notwithstanding anything in this Section 5.4 to the contrary, at any time prior to obtaining the Parent Stockholder Approval or the Company Shareholder Approval, the Parent Board or the Company Board, respectively, may make a Parent Adverse Recommendation Change or a Company Adverse Recommendation Change, as applicable, if (i) such board of directors determines that an Intervening Event has occurred and (ii) such board of directors determines in good faith (after consultation with outside counsel) that the failure to make a Parent Adverse Recommendation Change or a Company Adverse Recommendation Change, as applicable, in response to such Intervening Event would reasonably be expected to be inconsistent with such directors’ fiduciary duties to the stockholders of Parent or the shareholders of the Company, as applicable, under applicable Law; provided that (x) the Parent Board or the Company Board has given the other Party at least five Business Days’ prior written notice of its intention to take such action and specifying in reasonable detail the circumstances related to such determination and (y) prior to effecting a Parent Adverse Recommendation Change or a Company Adverse Recommendation Change, the applicable Party has negotiated in good faith with the other Party and its Representatives during such notice period (to the extent such other Party wishes to negotiate) to enable such other Party to revise the terms of this Agreement, such that the failure to make a Parent Adverse Recommendation Change or a Company Adverse Recommendation Change, as applicable, would reasonably be expected to be inconsistent with such directors’ fiduciary duties to its stockholders under applicable Law.

(e) Nothing contained in this Agreement shall prohibit the Parent Board or the Company Board from taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act regarding a Competing Proposal, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided, however, that no such communication or statement that would constitute a Parent Adverse Recommendation Change or a Company Adverse Recommendation Change shall be permitted, made or taken except in accordance with Section 5.4(b).

(f) Any violation of the restrictions contained in this Section 5.4 by any of the Subsidiaries of Parent or the Company, or any action taken by any Representatives of Parent or the Company or any of their respective Subsidiaries acting at Parent’s or the Company’s respective direction or on its respective behalf that would have constituted a breach of this Section 5.4 if such action had been taken by Parent or the Company shall, in each case, be deemed to be a breach of this Section 5.4 by Parent or the Company (as applicable).

(g) For purposes of this Agreement:

(i) “Competing Proposal” shall mean, other than the Transactions, any bona fide written proposal, offer, written inquiry or indication of interest from a third party relating to (A) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving Parent or the Company or any of its respective Subsidiaries, as applicable; (B) the acquisition (whether by merger, consolidation, equity investment, joint venture, lease, or otherwise) by any Person (or group of Persons) of any business or assets of Parent or the Company and their respective Subsidiaries that generated 20% or more of the consolidated revenues, net income or assets of Parent or the Company and its respective Subsidiaries, as determined on a book-value or fair-market-value basis in good faith by the Parent Board or the Company Board, as applicable; (C) the purchase or acquisition, in any manner, directly or indirectly, by any Person (or group of Persons) of 20% or more of the issued and outstanding shares of Parent Common Stock or Company Common Stock or any other Equity Interests in Parent or the Company, (D) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person (or group of Persons) beneficially owning 20% or more of the shares of Parent Common Stock or Company Common Stock or any other Equity Interests of Parent or the Company or any of its respective Subsidiaries, (E) any sale, lease, exchange, transfer, license (other than licenses in the ordinary course of business), acquisition or disposition of 20% or more of the consolidated assets of Parent or the Company or any of their respective Subsidiaries (measured by the fair market value thereof), or (F) any combination of the foregoing.

(ii) “Intervening Event” means any material event, development or change in circumstances that first occurs, arises or becomes known to Parent or the Company, as applicable, or its respective board of directors after the date of this Agreement that (A) was not known or reasonably foreseeable as of the date of this Agreement (or, if known or reasonably foreseeable, the magnitude or consequences of which were not known or reasonably foreseeable as of the date of this Agreement), (B) did not arise out of a material breach of this Agreement, and (C) does not relate to a Competing Proposal or a Superior Proposal or any inquiry or communications or matters related thereto.

(iii) “Superior Proposal” means a Competing Proposal (except the references therein to “20%” shall be replaced by “50%”) made by a third party that did not otherwise result from a breach of this Section 5.4 and which, in the good faith judgment of the Parent Board or the Company Board, as applicable, and after consultation with its outside financial advisors as to financial matters and outside legal counsel, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, including the financing terms thereof, the conditionality, the timing and likelihood of the consummation of such Competing Proposal and the third party making such Competing Proposal in addition to such other factors as the Parent Board or the Company Board, as applicable, considers appropriate, (x) if consummated, would result in a transaction that is more favorable to the stockholders of Parent or the shareholders of the Company (in each case, in their capacities as such), as applicable, than the Merger and the other Transactions contemplated hereby (after giving effect to all adjustments or modifications to the terms thereof which may be agreed in writing to be made by the other Party (including pursuant to Section 5.4(b)) and taking into account any applicable Parent Termination Fee or Company Termination Fee) and (y) if a cash transaction (in whole or in part), financing for which is then fully committed or reasonably determined to be available.

5.5 Access to Information; Confidentiality.

(a) Upon reasonable notice, each of Parent and the Company shall (and shall cause their respective Subsidiaries and direct their Representatives to) afford to the other Party and its Representatives reasonable access during normal business hours upon reasonable advance notice, during the period prior to the Effective Time, to all its properties, books, Contracts and records and its officers, key employees and Representatives and, during such period, each of Parent and the Company shall (and shall cause its Subsidiaries and direct its Representatives to) furnish promptly to the other Party consistent with its obligations under applicable Law, all other information concerning its business, properties and personnel as the other Party may reasonably request, in each case, solely to the extent required for the consummation of the Transactions (including the Merger) and integration planning purposes; provided, however, none of Parent or the Company or any of their respective Subsidiaries or Representatives shall be required to provide access to or disclose information where such information or access would, in the reasonable judgment of such Party, (x) breach any agreement with any third party, (y) constitute a waiver of the attorney-client or other privilege held by such Party or (z) otherwise violate any applicable Law; provided, further, that none of Parent or the Company or any of their respective Subsidiaries or Representatives shall be allowed access for the purpose of conducting any Phase II environmental site assessment or other sampling or intrusive investigation with respect to their respective properties without the prior consent of the other Party; and, provided, further, that in no event shall either Parent or the Company be required pursuant to this Section 5.5 or any other provision of this Agreement to provide the other Party or its Representatives any data or information in any format other than in the form that it then exists, or to otherwise manipulate or reconfigure any data or information regarding such Party and its Subsidiaries or any of its or their assets, financial performance or conditions or operations. In the event any of the restrictions in clauses (x) through (z) of the foregoing sentence shall apply, each Party shall advise the other Party of the subject matter of any such information that cannot be disclosed and the Parties shall use their reasonable best efforts to make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws. Any such information provided pursuant to this Section 5.5 shall be held in confidence to the extent required by, and in accordance with, the provisions of that certain Confidentiality Agreement, dated September 18, 2025, as such agreement may be amended from time to time in accordance with its terms (the “Confidentiality Agreement”), between Parent and the Company, which Confidentiality Agreement shall remain in full force and effect.

(b) Each of the Parties hereby agree that no investigation by any of the Parties or their respective Representatives or information provided, made available or delivered pursuant to this Agreement shall affect the representations, warranties, covenants or agreements of any other Party set forth herein.

5.6 Appropriate Action.

(a) The Company, Parent and Merger Sub shall use their reasonable best efforts to take or cause to be taken all appropriate action, and to do, or cause to be done, all things necessary, proper and advisable to consummate and make effective the Transactions, including using their reasonable best efforts to obtain, or cause to be obtained, all waivers, permits, consents, approvals, authorizations, qualifications and Orders of all Governmental Entities and parties to Contracts with the Company, Parent or any of their respective Subsidiaries that may be or become necessary for the performance of obligations pursuant to this Agreement and the consummation of the Transactions. The Parties shall cooperate and assist one another in good faith (i) in connection with all actions to be taken pursuant to this Section 5.6(a), including the preparation and making of the filings referred to herein and, if requested, amending or furnishing additional information thereunder, and (ii) in seeking, as promptly as practicable, to obtain all such waivers, permits, consents, approvals, authorizations, qualifications and Orders. Upon the terms and subject to the conditions set forth in this Agreement, each Party agrees to make any filings required to be made pursuant to the HSR Act or other applicable antitrust Laws, foreign investment Laws, or foreign subsidies Laws with respect to the Transactions as promptly as practicable (and, in the case of the required Notification and Report Forms pursuant to the HSR Act, in any event, no later than 20 Business Days after the date hereof) and to supply as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested by such Governmental Entities pursuant to the HSR Act or such other applicable antitrust Laws or foreign investment Laws. All such antitrust or foreign investment filings to be made shall be made in substantial compliance with the requirements of the HSR Act and such other applicable antitrust Laws, foreign investment Laws, or foreign subsidies Laws, as applicable.

(b) In furtherance, and without limiting the generality of the foregoing, the Parties shall use their reasonable best efforts to cooperate with and assist each other in good faith to (i) provide or cause to be provided promptly to the other Party all necessary information and reasonable assistance as any Governmental Entity may from time to time require of such Party in connection with obtaining the relevant waivers, permits, consents, approvals, authorizations, qualifications, Orders or expiration of waiting periods in relation to such filings or in connection with any other review or investigation of the Transactions by a Governmental Entity pursuant to the HSR Act or other applicable antitrust Laws, foreign investment Laws or foreign subsidies Laws and (ii) provide or cause to be provided promptly all commercially reasonable assistance and cooperation to allow the other Party to prepare and submit any such filings or submissions required to be submitted under the HSR Act or other applicable antitrust Laws, foreign investment Laws, or foreign subsidies Laws, including providing to the other Party any information that the other Party may from time to time reasonably require for the purpose of any filing with, notification to, application with, or request for further information made by, any Governmental Entity in respect of any such filing. To the extent permitted by applicable Law, each Party shall (x) keep the other apprised of the content and status of any substantive communications with, and substantive communications from, any Governmental Entity with respect to the Transactions, including notifying the other Party promptly of any substantive communication it receives from any Governmental Entity relating to any review or investigation of the Transactions under the HSR Act or other applicable antitrust Laws, foreign investment Laws, or foreign subsidies Laws, and (y) provide advance notice of, and permit representatives of the other Party to be present and participate at, each substantive meeting or teleconference relating to any review or investigation of the Transactions under the HSR Act or other applicable antitrust Laws, foreign investment Laws or foreign subsidies Laws; provided, further, that each Party shall consult with the other Party in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Entity in such meetings or teleconferences. To the extent permitted by applicable Law, the Parties shall, and shall use their reasonable best efforts to cause their respective Representatives to, provide each other with copies of all correspondence, filings or communications between them or any of their respective Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the Transactions; provided, however, that materials may be redacted (1) as necessary to comply with any Contract or Laws; and (2) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(c) Subject to the penultimate sentence of this Section 5.6(c), Parent and the Company shall, and shall cause each of their respective Subsidiaries to, use reasonable best efforts to take any and all steps necessary to obtain approval of the consummation of the Transactions by any Governmental Entity, including taking all steps necessary to avoid or eliminate each and every legal impediment under any applicable state, federal, foreign or supranational antitrust, competition, fair trade or similar Law that may be asserted by any Governmental Entity so as to enable the Parties to close the Transactions as promptly as practicable, and in any event prior to the Outside Date to obtain such approvals and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Law in any suit or other action, arbitration, or litigation, which could otherwise have the effect of delaying beyond the Outside Date or preventing the consummation of any of the Transactions. Notwithstanding the foregoing or any other provision of this Agreement, neither Parent nor the Company nor any of their respective Subsidiaries shall be required to (or permitted to without the written consent of the other Party) agree to any sale, transfer, license, separate holding, divestiture or other disposition of, or to any prohibition of or any limitation on the acquisition, ownership, operation, effective control or exercise of full rights of ownership, or other modification of rights in respect of, any assets or businesses, or otherwise modify any business practice or contractual relationship (such consent to be granted or withheld in such other Party’s sole discretion) (each a “Remedial Action”) unless such Remedial Action, individually or in the aggregate with all Remedial Actions, would be immaterial to Parent and its Subsidiaries (including the Surviving Corporation), taken as a whole. In the event of any conflict between subsections (a), (b) or (c) of this Section 5.6, the provisions of this Section 5.6(c) shall, with respect to the matters addressed in this Section 5.6(c), supersede the provisions of subsections (a) and (b) of this Section 5.6.

(d) Parent and the Company shall not, and each of Parent and the Company shall cause their respective Subsidiaries to not, acquire or agree to acquire any other Person or business or any assets or properties of any other Person if such acquisition would reasonably be expected to materially impede or prevent the expiration or termination of the waiting period under the HSR Act, receipt of any approval or clearance under any other applicable antitrust Laws, foreign investment Laws, or foreign subsidies Laws, or the Closing.

5.7 Certain Notices. Subject to applicable Law, each Party shall give prompt notice to the other Parties if any of the following occur after the date of this Agreement: (a) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such Person is or may be required in connection with the Transactions, but, with respect to Persons other than any Governmental Entity, only if the failure to obtain such consent or approval would or would reasonably be expected to materially impair or delay the consummation of the Transactions or be material to the Party receiving such notice or communication and its Subsidiaries, taken as a whole; (b) receipt of any notice or other communication from any Governmental Entity, the NYSE or NASDAQ (or any other securities market) in connection with the Transactions; or (c) such Party becoming aware of the occurrence of an event that would reasonably be expected to prevent or delay beyond the Initial Outside Date the consummation of the Transactions or that would reasonably be expected to result in any of the conditions to the Merger set forth in Article 6 not being satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the Party receiving such notice.

5.8 Public Announcements. Each Party agrees that no public release or announcement concerning the Transactions shall be issued by any Party without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except to the extent such release or announcement is required by applicable Law or the rules or regulations of any applicable securities exchange or regulatory or governmental body to which the relevant Party is subject, in which case the Party required to make the release or announcement shall use its reasonable best efforts to allow each other Party reasonable time to comment on such release or announcement in advance of such issuance; provided, that each Party may make public statements or disclosures with respect to the Transactions that are substantially similar with prior releases, public disclosures or statements made by either Party in compliance with this Section 5.8. Notwithstanding the foregoing, the restrictions in this Section 5.8 shall not apply to any public release or announcement (a) made or proposed to be made by Parent or the Company, as applicable, in connection with a Competing Proposal, a Superior Proposal, a Company Adverse Recommendation Change, a Parent Adverse Recommendation Change or an Intervening Event or any action taken pursuant thereto, in each case, that does not violate Section 5.4 or (b) in connection with any disputes between the Parties regarding this Agreement or the Transactions. Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release in the form heretofore agreed by the Parties.

5.9 Director and Officer Indemnification.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify, defend and hold harmless, and shall advance expenses as incurred, to the fullest extent permitted under (i) applicable Law, (ii) the Company’s (or its Subsidiaries’) organizational documents in effect as of the date of this Agreement, and (iii) any Contract of the Company in effect as of the date of this Agreement, each person who is now, or has been at any time prior to the Effective Time (A) a director or officer of the Company or its Subsidiaries or (B) serving at the request of the Company as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of a trust, in each case, in which the Company or any of its Subsidiaries owns any Equity Interests, properties or assets (each person in clauses (A) and (B), an “Indemnitee” and, collectively, the “Indemnitees”) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including in connection with this Agreement or the Transactions.

(b) Parent agrees that all rights to exculpation, indemnification or advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring prior to the Effective Time (including in connection with this Agreement or the Transactions) now existing in favor of an Indemnitee as provided in the Company’s or its respective Subsidiaries’ articles of incorporation, code of regulations or other organizational documents shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of no less than six years from the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to, and the Surviving Corporation shall and shall cause its Subsidiaries to, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the organizational documents of the Company or such Subsidiary, in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnitee; provided, however, that all rights to exculpation, indemnification and expenses in respect of any Proceeding pending or asserted or any claim within such period shall continue until the final disposition of such Proceeding.

(c) For six years from and after the Effective Time, Parent shall maintain for the benefit of the Indemnitees, director’s and officer’s insurance policies that provide coverage for events occurring prior to the Closing Date (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of the Company, or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement (it being understood and agreed that, in the event that the requisite coverage is not available for an annual premium less than or equal to 300% of such last annual premium, Parent shall nevertheless be obligated to provide such coverage as may be obtained for 300% of such last annual premium). The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” policies have been obtained by the Company prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the Transactions.

(d) With respect to any indemnification obligations of Parent and the Surviving Corporation pursuant to this Section 5.9, Parent and the Surviving Corporation hereby acknowledge and agree that: (i) Parent and the Surviving Corporation shall be the indemnitors of first resort with respect to all indemnification obligations of Parent and the Surviving Corporation pursuant to this Section 5.9 (i.e., their obligations to an applicable Indemnitee are primary, and any obligation of any other Person to advance expenses or to provide indemnification and/or insurance for the same expenses or liabilities incurred by such Indemnitee are secondary) and (ii) Parent and the Surviving Corporation irrevocably waive, relinquish and release any such other Person from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof; provided that nothing in this Agreement is intended to relieve, or shall be construed as relieving, any insurer of its obligations under any insurance policy.

(e) If either Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person or consummates any division transaction, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation (as applicable) shall assume the obligations set forth in this Section 5.9.

(f) The provisions of this Section 5.9 shall survive the consummation of the Merger for a period of six years and are expressly intended to benefit each of the Indemnitees; provided, however, that in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

5.10 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger (including shares of Parent Common Stock to be reserved upon exercise of Parent Stock Options) to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time. Prior to the Closing, Parent shall submit a listing application with NYSE (the “NYSE Listing Application”) with respect to such shares of Parent Common Stock. Parent shall use its reasonable best efforts to have the NYSE Listing Application approved (subject to official notice of issuance) as promptly as practicable after such submission (including by responding to comments of NYSE). Each of Parent and the Company shall furnish all information as may be reasonably requested by the other Party in connection with any such action and the preparation and submission of the NYSE Listing Application. No submission of, or amendment or supplement to, the NYSE Listing Application will be made by any Party without providing the other Parties with a reasonable opportunity to review and comment thereon and Parent giving due consideration to the reasonable additions, deletions or changes suggested by the Company and its legal counsel. In addition, each Party agrees to provide the other Party and its legal counsel with copies of any written comments or requests, and shall inform the other Party of any oral comments or requests, that such Party or its counsel may receive from time to time from NYSE or its staff with respect to the NYSE Listing Application promptly after receipt of such comments or requests, and any written or oral responses thereto. Each Party and their respective counsel shall be given a reasonable opportunity to review any such written responses and each Party shall give due consideration to the additions, deletions or changes suggested thereto by the other Party and their respective counsel.

5.11 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.12 Stockholder and Shareholder Litigation. Subject to entry into a customary joint defense agreement, each of Parent and the Company shall provide the other Party the opportunity to participate, at its own cost and expense, in the defense of any litigation brought by stockholders of Parent or shareholders of the Company or in the name of Parent or the Company against Parent or the Company, as applicable, and/or their respective directors relating to the Transactions contemplated by this Agreement, including the Merger; provided, however, that no Party shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any litigation arising or resulting from the Transactions contemplated by this Agreement, or consent to the same, without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed) provided that either Parent or the Company may compromise, settle or come to an agreement regarding any litigation brought by stockholders of Parent or stockholders of the Company or in the name of Parent or the Company against Parent or the Company, as applicable, and/or their respective directors relating to the Transactions contemplated by this Agreement, including the Merger, if each of the following conditions are met: (a) the resolution of such litigation requires payments from Parent or the Company, as applicable, in an amount not to exceed the amount set forth on Section 5.12 of the Parent Disclosure Schedule or the Company Disclosure Schedule, as applicable, or the provision of disclosures to the stockholders of Parent or the Company as applicable (which disclosure shall be subject to the other Party’s review and comments, which reasonable comments Parent or the Company, as applicable, shall consider in good faith); (b) the settlement provides for no injunctive relief; (c) the settlement provides that the applicable Party is released from all liability in connection therewith; and (d) none of Parent, Merger Sub and the Company, and their respective Subsidiaries and Representatives are required to admit any wrongdoing as part of the settlement.

5.13 Tax Matters.

(a) Intended Tax Treatment.

(i) For U.S. federal income Tax purposes, the Parties (A) intend that the Merger qualify for the Intended Tax Treatment and (B) hereby adopt this Agreement as a “plan of reorganization” for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) to which Parent, Merger Sub and the Company are parties under Section 368(b) of the Code.

(ii) Notwithstanding anything herein to the contrary, both prior to and following the Effective Time, the Company, Parent and Merger Sub shall use their reasonable best efforts, and shall cause their respective Subsidiaries to use their reasonable best efforts, to take or cause to be taken, and not knowingly fail to take, any action necessary for the Merger to qualify for the Intended Tax Treatment, including (A) by using reasonable best efforts to refrain from any action that such Party knows, or is reasonably expected to know, is reasonably likely to prevent the Merger from qualifying for the Intended Tax Treatment and (B) by not taking any Tax reporting position inconsistent with the Intended Tax Treatment for U.S. federal (and applicable U.S. state and local and non-U.S.) income Tax purposes, unless otherwise required by a change in applicable Tax Law after the date of this Agreement or a “determination” within the meaning of Section 1313(a) of the Code (or any comparable, analogous or similar provision of U.S. state or local or non-U.S. Law).(iii) Parent, on the one hand, and the Company, on the other hand, shall use reasonable best efforts to promptly notify the other Party if, at any time before the Effective Time, it has Knowledge of any facts, agreements, plans or other circumstances that would reasonably be expected to prevent, cause a failure of, or impede the Merger from qualifying for the Intended Tax Treatment.

(b) Tax Opinions. Parent, Merger Sub and the Company shall each reasonably cooperate with one another and their respective counsel and use reasonable best efforts to cause the delivery of each of the Company Tax Opinion and the Parent Tax Opinion. Each of Parent and the Company shall execute and deliver to each of Company Tax Counsel and Parent Tax Counsel a Tax representation letter (i) substantially in the form of Exhibit C and Exhibit D attached hereto, (ii) dated as of the date of such opinion and (iii) signed by an officer of the Company or Parent and Merger Sub, as applicable. Parent and the Company shall provide such other information as reasonably requested by each of Company Tax Counsel and Parent Tax Counsel for purposes of rendering the Company Tax Opinion or Parent Tax Opinion, as applicable.

(c) FIRPTA Certificate. At the Closing, the Company shall deliver to Parent a certificate and notice prepared in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2) and 1.1445-2(c)(3) and dated as of the Closing Date, along with written authorization for Parent to deliver such certificate and notice to the IRS on behalf of the Company upon the Closing; provided, that the only remedy for any failure to deliver the documentation described in this paragraph shall be to make an appropriate withholding (to the extent required by applicable Law) from consideration deliverable in connection with this Agreement consistent with the terms of Section 2.5(i).

5.14 Employee Matters.

(a) Parent shall, or shall cause a Subsidiary to, provide each employee of the Company and its Subsidiaries immediately prior to the Effective Time who does not provide services pursuant to a collective bargaining agreement or other Contract with any Union and who continues employment with Parent or its Subsidiaries (including the Surviving Corporation and its Subsidiaries) following the Effective Time (each, a “Continuing Employee”), subject to continued employment, with the following: (i) during the period beginning on the Closing Date and ending on the first anniversary of the Closing Date, (A) an annual base salary or hourly wage rate that is not less than the annual base salary or hourly wage rate for which such Continuing Employee was eligible immediately prior to the Effective Time, and (B) a short-term annual cash incentive opportunity that is not less than the short-term annual cash incentive opportunity (including annual cash bonus programs and commissions) for which such Continuing Employee was eligible immediately prior to the Effective Time, and (ii) except to the extent otherwise agreed to with Parent or one of its Subsidiaries and the applicable Continuing Employee, if the Effective Time occurs after January 1, 2026, but prior to the grant of any phantom stock awards to such Continuing Employee as permitted pursuant to Section 5.1(b), during the period beginning on the Closing Date and ending on December 31, 2026, a long-term incentive opportunity with a grant date fair value that is substantially comparable to the grant date fair value of the phantom stock awards for which such Continuing Employee was eligible immediately prior to the Effective Time, as applicable (excluding any change-of-control, transaction or one-time special bonus opportunities (including any retention agreements)), (iii) during the period beginning on the Closing Date and ending on the earlier of the first anniversary of the Closing Date and December 31, 2026, retirement, health and welfare and other benefits (excluding equity or equity-based compensation, cash-based incentive compensation (such as cash bonuses or commissions), specific performance goals for any cash-based compensation program, long-term incentive, defined benefit arrangements, nonqualified deferred compensation, change-of-control, transaction or one-time special bonus opportunities (including any retention agreements) and post-retirement or retiree health and welfare arrangements (together, the “Excluded Benefits”)) that are, in Parent’s sole discretion, substantially comparable in the aggregate, to either those provided to similarly situated employees of Parent and its Subsidiaries or those provided to such Continuing Employee immediately prior to the Closing Date (in each case, excluding the Excluded Benefits).

(b) Parent will and will cause its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to use commercially reasonable efforts to give credit to Continuing Employees under each of their respective employee benefit plans, programs and arrangements (the “Post-Closing Plans”) offered to Continuing Employees for all service prior to the Effective Time with the Company or its Subsidiaries, as applicable, or any predecessor employer (to the extent that such credit was given by the Company or any of its Subsidiaries, as applicable) for purposes of vesting, level of benefit accrual and eligibility to participate under each applicable

Parent benefit plan made available to Continuing Employees on or after the Closing to the same extent and for the same purpose such service was recognized immediately prior to the Closing Date by the Company and its Subsidiaries under an analogous plan, as if such service had been performed with Parent except for (i) benefit accrual under defined benefit pension plans, any non-qualified deferred compensation plan, for purposes of qualifying for subsidized early retirement benefits or for purposes of any retiree health or welfare plans or arrangements, (ii) to the extent it would result in a duplication of benefits, (iii) to the extent that such service is not recognized under such Parent benefit plan for other employees of Parent or its Subsidiaries, and (iv) for purposes of any new equity or equity-based compensation plan, program, agreement or arrangement, in either case.

(c) To the extent that Continuing Employees do not continue to participate in Company Benefit Plans as in place immediately prior to the Closing, in addition, for purposes of each Post-Closing Plan providing medical, dental, pharmaceutical, vision and/or other health or welfare benefits to any Continuing Employee and his or her dependents, for the plan year in which the Effective Time occurs, Parent will use commercially reasonable efforts to and to cause its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to use commercially reasonable efforts to, (i) cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements of such Post-Closing Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent any such waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements were satisfied, waived or were inapplicable under the comparable Company Benefit Plan as of immediately prior to the Effective Time, and (ii) credit each Continuing Employee with all deductible payments, co-payments and other out-of-pocket expenses incurred by such Continuing Employee and his or her covered dependents prior to the Effective Time under a Company Benefit Plan during the plan year in which the Effective Time occurs for the purpose of determining the extent to which such Continuing Employee has satisfied the deductible, co-payments, or maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such plan year under any Post-Closing Plan, as if such amounts had been paid in accordance with such plan.

(d) The Company shall take all action necessary to amend each Company Benefit Plan that is intended to qualify as a cash deferred arrangement under Section 401(k) of the Code, effective as of the Closing, to the extent necessary to limit participation to employees of the Company and to exclude all employees of Parent and its Subsidiaries (other than the Company and its Subsidiaries) from participation in such plan.

(e) The Company and Parent shall reasonably cooperate in satisfying all legal or contractual requirements to provide notice to, or carry out any information and/or consultation procedure with, any employee or groups of employees of the Company, Parent or any of their respective Subsidiaries, or any Union which is representing any employee of the Company, Parent or any of their respective Subsidiaries in connection with the transactions contemplated by this Agreement (the “Labor Consultations”). In connection with the Labor Consultations, the Company and Parent shall (i) keep the other fully informed of the status of the Labor Consultations process and shall promptly provide the other with a true and certified copy of any opinion or statement delivered by an applicable labor or trade union, works council, labor organization or other employee representative, (ii) provide the other with a reasonable opportunity to review, prior to distribution, any communications delivered to any Union and consider in good faith the other’s reasonable comments thereon and (iii) use commercially reasonable efforts to, and to cause its affiliates to use commercially reasonable efforts to, complete any of the Labor Consultations expeditiously.

(f) Prior to the Effective Time, each of Parent and the Company shall provide to the other Party copies of any written or pre-recorded oral, broad-based communications with employees of the Company or its Subsidiaries regarding the impact of the Merger on such employee’s employment, compensation or benefits for the Company’s or Parent’s prior approval, as applicable, which shall not be unreasonably withheld, conditioned or delayed; provided, that no such prior approval shall be required in the event (i) the other Party has previously approved the information contained in such communication or (ii) the information contained in such communication was previously publicly disclosed as long as no such communication creates a legally binding right to any compensation or benefits.

(g) With respect to each material Company Benefit Plan, the Company shall, within 30 days following the date of this Agreement, deliver or make available to Parent copies, to the extent applicable, of (i) the plan and trust documents and the most recent summary plan description, (ii) the most recent favorable determination letter from the IRS with respect to each Company Benefit Plan intended to qualify under Section 401(a) of the Code; and (iii) the most recent nondiscrimination testing results.

(h) With respect to each Multiemployer Plan set forth in Section 3.11(f) of the Company Disclosure Schedule, the Company shall, within 30 days following the date of this Agreement, deliver true and complete copies of (i) contribution reports for the last three years; (ii) all participation agreements; (iii) any notices of endangered or critical status received by the Company; (iv) any notices of funding improvement or rehabilitation plans received by the Company; (v) any estimates of withdrawal liability received by the Company in the last 2 years or any notices of a complete or partial withdrawal received by the Company; and (vi) any notices of monetary assessments, insolvency or termination received by the Company.

(i) With respect to each material Parent Benefit Plan, Parent shall, within 30 days following the date of this Agreement, deliver or make available to the Company copies, to the extent applicable, of (i) the plan and trust documents and the most recent summary plan description, (ii) the most recent favorable determination letter from the IRS with respect to each Parent Benefit Plan intended to qualify under Section 401(a) of the Code; and (iii) the most recent nondiscrimination testing results.

(j) With respect to each Multiemployer Plan set forth in Section 4.11(f) of the Parent Disclosure Schedule, Parent shall, within 30 days following the date of this Agreement, deliver true and complete copies of (i) contribution reports for the last three years; (ii) all participation agreements; (iii) any notices of endangered or critical status received by Parent; (iv) any notices of funding improvement or rehabilitation plans received by Parent; (v) any estimates of withdrawal liability received by Parent in the last 2 years or any notices of a complete or partial withdrawal received by Parent; and (vi) any notices of monetary assessments, insolvency or termination received by Parent.

(k) Without limiting the generality of Section 8.8, this Section 5.14 shall be binding upon and inure solely to the benefit of the Parties, and nothing in this Section 5.14, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.14. Nothing in this Agreement, express or implied, is or shall be construed to (i) establish, amend or modify any Company Benefit Plan or other employee or director compensation or benefit plan or (ii) prevent Parent or its Subsidiaries from amending, modifying, suspending, revoking or terminating any Company Benefit Plan. The Parties acknowledge and agree that the terms set forth in this Section 5.14 shall not create or confer any right in any employee of the Company or its Subsidiaries or any other Person, including continued employment with the Company, Parent, the Surviving Corporation or their respective Subsidiaries or compensation or benefits, or any rights or remedies of any nature or kind whatsoever under or by reason of this Section 5.14.

5.15 Cooperation as to Integration. Each of Parent and the Company will, and will cause each of its respective Representatives to, use its reasonable best efforts, subject to applicable Laws and Section 5.5 (which it is hereby acknowledged is not amended, modified or superseded by this Section 5.15), to cooperate with the other Party in connection with planning the integration of the business operations of Parent and the Company.

5.16 Financing Matters. Between the date hereof and the Closing Date, each of Parent and the Company shall, and shall cause its Subsidiaries to, reasonably cooperate to mutually develop and determine an optimal global financing structure for Parent and its Subsidiaries from and after the Closing (assuming the consummation of the Merger), and to use reasonable best efforts to implement any necessary, appropriate or desirable arrangements, in anticipation of the consummation of the Merger and taking into account the expected post-Closing operations and characteristics and terms of the existing indebtedness, regarding each Party’s and its Subsidiaries’ credit agreements or other documents governing or relating to indebtedness of the Parties and their Subsidiaries, including arrangements by way of amendments, consents, payoff (or similar action), new financing or otherwise with respect to refinancing or retaining a Party’s or its Subsidiaries’ credit facilities (or similar indebtedness).

5.17 Dividends. From and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Article 7, none of the Company or Parent shall make, declare or set aside any dividend or other distribution to its stockholders or shareholders, as applicable, without the prior written consent of Parent (in the case of the Company) or the Company (in the case of Parent); provided, however, that the written consent of the other Party shall not be required for (a) in the case of the Company, subject to the terms of this Section 5.17, the authorization and payment of regular quarterly dividends on Company Common Stock at a rate not in excess of $0.16 per share, per calendar quarter consistent with past practice and made solely out of the Company’s cash on hand prior to the Effective Time and (b) in the case of Parent, subject to the terms of this Section 5.17, the authorization and payment of regular quarterly dividends on shares of Parent Common Stock at a rate not in excess of $0.1875 per share, per calendar quarter in accordance with past practice and made solely out of Parent’s cash on hand prior to the Effective Time (any dividend permitted under the preceding clauses (a) and (b), a “Permitted Dividend”); provided, further, that (i) any Permitted Dividend authorized by a Party shall be deemed to relate to the calendar quarter in which the record date for such Permitted Dividend occurs, even if the payment date for such Permitted Dividend occurs in a subsequent calendar quarter; (ii) it is agreed that the Parties shall take such actions as are necessary to ensure that if either the holders of Company Common Stock or the holders of Parent Common Stock are entitled to receive a dividend for a particular calendar quarter prior to the Closing Date, then the holders of Parent Common Stock and the holders of Company Common Stock, respectively, shall also receive a dividend for such calendar quarter, as necessary to result in the holders of Company Common Stock and the holders of Parent Common Stock receiving dividends covering the same periods prior to the Closing Date; and (iii) the Parties will cooperate such that, and Parent will ensure that, any Permitted Dividend authorized by Parent having a record date in the calendar quarter in which the Closing occurs will have the same record date as the Company’s Permitted Dividend for such calendar quarter in order to ensure that the shareholders of the Company and stockholders of Parent are entitled to receive the same number of such dividends between the date hereof and the Effective Time.

5.18 Stock Exchange Delisting and Deregistration. Parent and the Company will cooperate and use their respective reasonable best efforts to cause the delisting of shares of Company Common Stock from NASDAQ and the deregistration of such shares under the Exchange Act as promptly as practicable following the Closing in compliance with applicable Law.

5.19 Section 280G. As soon as practicable following the date hereof, the Company shall use reasonable best efforts to provide Parent with calculations and reasonable back up information relating to Sections 280G and 4999 of the Code relating to the Transactions, and shall provide Parent with an update to such calculations within a reasonable time prior to the Effective Time.

5.20 Takeover Statutes. If any Takeover Statute may become, or may purport to be, applicable to this Agreement, the Merger or any of the Transactions, each of the Company and Parent and their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such Takeover Statute on the transactions contemplated hereby.

5.21 Obligations of Merger Sub . Parent shall cause Merger Sub to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Merger Sub in accordance with the terms of this Agreement, the Merger and the other Transactions.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions to Obligations of Each Party Under This Agreement. The obligations of Parent, the Company and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) Stockholder Approvals. The Company Shareholder Approval and the Parent Stockholder Approval shall have been obtained.

(b) NYSE Listing. The shares of Parent Common Stock issuable to the shareholders of the Company pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) Statutes and Injunctions. No Law or Order shall have been promulgated, entered, enforced, enacted or issued by any Governmental Entity of competent jurisdiction in which the Company and its Subsidiaries (taken as a whole) or Parent and its Subsidiaries (taken as a whole) have material assets or material business operations which prohibits, restrains or makes illegal the consummation of the Merger and is in effect (it being understood and agreed that, for clarity, any communication or notification from a Governmental Entity that an investigation of the Transactions under antitrust or foreign investment Laws may be conducted or continue following the expiration of the waiting period under the HSR Act, or similar period under other applicable antitrust, foreign investment or foreign subsidies Law, and the consummation of the Merger shall not constitute such a Law or Order).

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order.

(e) HSR Act. Any applicable waiting period, together with any voluntary extensions thereof pursuant to any agreement with any Governmental Entity, under the HSR Act shall have expired or been terminated.

6.2 Conditions to Obligations of Parent and Merger Sub Under This Agreement. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) The representations and warranties of the Company set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any qualifications as to materiality or Company Material Adverse Effect or other similar qualifications contained therein) as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; provided, that (i) the representations and warranties set forth in Section 3.1(a) (Corporate Organization), Section 3.3 (Authority; Execution and Delivery; Enforceability), and Section 3.20 (Broker’s Fees) shall be true and correct in all material respects (without giving effect to any qualifications as to materiality or Company Material Adverse Effect or other similar qualifications contained therein) as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), (ii) the representations and warranties set forth in Section 3.2(a) (Company Capitalization) shall be true and correct in all respects as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except for de minimis inaccuracies and (iii) the representation and warranty set forth in clause (b) of Section 3.6 (Absence of Certain Changes or Events) shall be true and correct in all respects as of the Closing Date as though made on and as of such date.

(b) The Company shall have performed or complied with, as applicable, all of the covenants and agreements required by this Agreement to be performed or complied with by it in all material respects; provided, however, that with respect to the covenant set forth in Section 5.1(i), the Company shall have performed or complied with such covenant in all respects.

(c) No Effect shall have occurred since the date of this Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by an executive officer of the Company, certifying to the effect that the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(c) have been satisfied.

(e) Parent shall have received the Parent Tax Opinion from Parent Tax Counsel, and such opinion shall not have been withdrawn or adversely modified.

6.3 Conditions to Obligations of the Company Under This Agreement. The obligation of the Company to consummate the Merger is subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) The representations and warranties of Parent set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any qualifications as to materiality or Parent Material Adverse Effect or other similar qualifications contained therein) as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect; provided, that (i) the representations and warranties set forth in Section 4.1(a) (Corporate Organization), Section 4.3 (Authority; Execution and Delivery; Enforceability), Section 4.20 (Broker’s Fees) and Section 4.25 (Merger Sub) shall be true and correct in all material respects (without giving effect to any qualifications as to materiality or Parent Material Adverse Effect or other similar qualifications contained therein) as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), (ii) the representations and warranties set forth in Section 4.2(a) (Parent Capitalization) shall be true and correct in all respects as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except for de minimis inaccuracies, and (iii) the representation and warranty set forth in clause (b) of Section 4.6 (Absence of Certain Changes or Events) shall be true and correct in all respects as of the Closing Date as though made on and as of such date.

(b) Each of Parent and Merger Sub shall have performed or complied with, as applicable, all of the covenants and agreements required by this Agreement to be performed or complied with by it in all material respects.

(c) No Effect shall have occurred since the date of this Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by an executive officer of Parent, certifying to the effect that the conditions set forth in Sections 6.3(a), 6.3(b) and 6.3(c) have been satisfied.

(e) The Company shall have received the Company Tax Opinion from Company Tax Counsel, and such opinion shall not have been withdrawn or adversely modified.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated, and the Merger and the other Transactions contemplated hereby may be abandoned:

(a) By mutual written consent of Parent and the Company at any time prior to the Effective Time, whether before or after the Parent Stockholder Approval or Company Shareholder Approval have been obtained;

(b) By either Parent or the Company:

(i) if, whether before or after the Parent Stockholder Approval or Company Shareholder Approval have been obtained, any Law or final and non-appealable Order shall have been promulgated, entered, enforced, enacted or issued by any Governmental Entity of competent jurisdiction in which the Company and its Subsidiaries (taken as a whole) or Parent and its Subsidiaries (taken as a whole) have material assets or material business operations (or any other Governmental Entity whose approval is required as a condition to Closing pursuant to Section 6.1(e)) which is in effect and permanently prohibits, restrains, enjoins or makes illegal the consummation of the Merger; provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any Party whose material breach of any of its obligations under this Agreement is the primary cause of, or resulted in, the enactment or issuance of any such Law or Order;

(ii) if, whether before or after the Parent Stockholder Approval or Company Shareholder Approval have been obtained, the Transactions shall not have been consummated by April 28, 2026 (the “Initial Outside Date”); provided, that in the event that at the Initial Outside Date, all of the conditions to Closing set forth in Article 6 other than Section 6.1(a), Section 6.1(c) (solely with respect to Laws or Orders related to the HSR Act or other Laws or Orders relating to any other regulatory approval required to be obtained pursuant to Section 6.1(e)) or Section 6.1(e) have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date), or have been waived by Parent and Merger Sub or the Company, as applicable, then the Initial Outside Date shall automatically be extended to July 28, 2026 (the “Extended Outside Date” and together with the Initial Outside Date, the “Outside Date”) unless Parent and the Company mutually agree in writing to an earlier Extended Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any Party whose material breach of any of its obligations under this Agreement is the primary cause of, or resulted in, the failure of the Closing to have occurred prior to the Initial Outside Date or the Extended Outside Date, as the case may be;

(iii) if the Company Shareholder Approval shall not have been obtained upon a vote taken thereon at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof; or

(iv) if the Parent Stockholder Approval shall not have been obtained upon a vote taken thereon at the Parent Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof.

(c) By the Company:

(i) if, whether before or after the Parent Stockholder Approval or Company Shareholder Approval have been obtained, Parent shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by Parent prior to the Outside Date or otherwise is not cured by the earlier of (x) 30 days following written notice to Parent by the Company of such breach or (y) the Business Day prior to the Outside Date and (B) would result in a failure of any condition set forth in Section 6.3(a) or Section 6.3(b);

(ii) prior to the receipt of the Parent Stockholder Approval, if (A) the Parent Board or a committee thereof shall have effected a Parent Adverse Recommendation Change or (B) Parent shall have committed a Willful and Material Breach of any of its obligations under Section 5.4; or

(iii) prior to receipt of the Company Shareholder Approval but not thereafter in connection with the Company or any of its Subsidiaries entering into a definitive written agreement providing for the consummation of a Superior Proposal in accordance with Section 5.4; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(iii) unless the Company has complied in all material respects with Section 5.4 (including Section 5.4(d)).

(d) By Parent:

(i) if, whether before or after the Parent Stockholder Approval or Company Shareholder Approval have been obtained, the Company shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by the Company prior to the Outside Date or otherwise is not cured by the earlier of (x) 30 days following written notice to the Company by Parent of such breach or (y) the Business Day prior to the Outside Date and (B) would result in a failure of any condition set forth in Section 6.2(a) or Section 6.2(b); or

(ii) prior to the receipt of the Company Shareholder Approval, if (A) the Company Board or a committee thereof shall have effected a Company Adverse Recommendation Change or (B) the Company shall have committed a Willful and Material Breach of any of its obligations under Section 5.4.

7.2 Effect of Termination. In the event of the valid termination of this Agreement by either Parent or the Company as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating Party to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made and the basis therefor described in reasonable detail. In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall be terminated and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, the Company or Merger Sub or their respective Subsidiaries, officers, directors or Representatives, except with respect to this Section 7.2, Section 7.3 and Article 8, which provisions shall survive such termination; provided, that nothing herein shall relieve any Party for liabilities or damages incurred or suffered (including the loss to the shareholders of the Company or the stockholders of Parent, as applicable, of the benefits of the Transaction) as a result of a Willful and Material Breach or fraud by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective representations, warranties, covenants or other agreements set forth in this Agreement. For the avoidance of doubt, (a) only the Company or Parent, as applicable (and not their respective stockholders or shareholders, as applicable) may bring an action pursuing liability for such damages and (b) the Company or Parent, as applicable, may retain, without distribution to its stockholders or shareholders, as applicable, any such damages received. No termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreement, all of which obligations shall survive the termination of this Agreement in accordance with their terms.

7.3 Expenses; Termination Fees.

(a) Except as otherwise provided in this Section 7.3 and except for (i) the expenses in connection with printing and mailing the Joint Proxy Statement and the Form S-4 required in connection with the actions specified in Section 5.3, (ii) all SEC filing fees relating to the Transactions and (iii) the filing fees in connection with the approvals required under Section 6.1(e) related to the Transactions (each of which fees and expenses shall be borne, in each case, equally by Parent and the Company), all fees and expenses incurred by the Parties shall be borne solely by the Party that has incurred such fees and expenses and all such fees and expenses shall be paid by the applicable responsible Party concurrently with the Closing. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed with respect to, or as a result of, the Merger shall be borne by Parent.

(b) If this Agreement is terminated (i) pursuant to Section 7.1(d)(ii) (or pursuant to any other provision of Section 7.1 at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 7.1(d)(ii)) or (ii) pursuant to Section 7.1(c)(iii), then the Company shall pay to Parent $15,000,000 (the “Company Termination Fee”) no later than three Business Days (x) following such termination in the case of a termination pursuant to clause (i) above or (y) following consummation of the transaction in respect of such Competing Proposal in which the Company has terminated this Agreement pursuant to Section 7.1(d)(ii).

(c) (i) If this Agreement is terminated (A) pursuant to Section 7.1(b)(iii) or (B) pursuant to Section 7.1(d)(i), and (ii) in any such case a Competing Proposal shall have been publicly announced (and not publicly withdrawn) after the date of this Agreement and prior to the date of the Company Shareholders Meeting, in the case of clause (A), or the date of termination, in the case of clause (B), and (iii) if within 12 months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or the Company enters into a definitive agreement in respect of a Competing Proposal, then the Company shall pay to Parent the Company Termination Fee, less any Expenses previously paid, no later than three Business Days following the consummation of such transaction; provided, that, solely for purposes of this Section 7.3(c), the term “Competing Proposal” shall have the meaning ascribed thereto in Section 5.4(g)(i), except that all references to 15% shall be changed to 50%.

(d) If this Agreement is terminated pursuant to Section 7.1(c)(ii) (or pursuant to any other provision of Section 7.1 at a time when the Company would have been entitled to terminate this Agreement pursuant to Section 7.1(c)(ii)), then Parent shall pay to the Company $15,000,000 (the “Parent Termination Fee”) no later than three Business Days following such termination.

(e) (i) If this Agreement is terminated (A) pursuant to Section 7.1(b)(iv) or (B) pursuant to Section 7.1(c)(i), and (ii) in any such case a Competing Proposal shall have been publicly announced (and not publicly withdrawn) after the date of this Agreement and prior to the date of the Parent Stockholders Meeting, in the case of clause (A), or the date of termination, in the case of clause (B), and (iii) if within 12 months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or Parent enters into a definitive agreement in respect of a Competing Proposal, then Parent shall pay to the Company the Parent Termination Fee, less any Expenses previously paid, no later than three Business Days following the consummation of such transaction; provided that, solely for purposes of this Section 7.3(e), the term “Competing Proposal” shall have the meaning ascribed thereto in Section 5.4(g)(i), except that all references to 15% shall be changed to 50%.

(f) If this Agreement is terminated pursuant to Section 7.1(b)(iii) and as of the date of such termination (x) the Parent Stockholders Meeting has been held and the Parent Stockholder Approval was obtained and (y) neither the Parent Board nor a committee thereof shall have effected a Parent Adverse Recommendation Change, then the Company shall pay or cause to be paid to Parent the Expenses of Parent no later than three Business Days after such termination.

(g) If this Agreement is terminated pursuant to Section 7.1(b)(iv) and as of the date of such termination (x) the Company Shareholders Meeting has been held and the Company Shareholder Approval was obtained and (y) neither the Parent Board nor a committee thereof shall have effected a Parent Adverse Recommendation Change, then Parent shall pay or cause to be paid to the Company the Expenses of the Company no later than three Business Days after such termination.

(h) Any Company Termination Fee, Parent Termination Fee or Expenses due under this Section 7.3 shall be paid by wire transfer of immediately available funds.

(i) The Parties each agree that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if a Party fails to pay any amounts due under this Section 7.3 and, in order to obtain such payment, the Company or Parent, as the case may be, commences a suit that results in a judgment against such Party for such amounts, such Party shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate equal to the prime rate published in The Wall Street Journal for the relevant period, together with the costs and expenses of the other Party (including reasonable legal fees and expenses) in connection with such suit. For the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee, nor shall Parent be required to pay the Parent Termination Fee, on more than one occasion. Notwithstanding anything to the contrary in this Agreement, in the event that the Parent Termination Fee or Company Termination Fee is payable and actually paid to Parent or the Company in accordance with this Section 7.3, payment of such Parent Termination Fee or Company Termination Fee, as applicable, shall be the sole and exclusive remedy of the non-terminating Party and its respective affiliates against any other Party or such other Party’s stockholders or shareholders, as applicable, directors, officers, affiliates and other Representatives, for any loss or damage based upon, arising out of or relating to this Agreement or the negotiation, execution or performance hereof or the Transactions contemplated hereby, except in the case of Willful and Material Breach or fraud. Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Parent Termination Fee or Company Termination Fee, expanding the circumstances in which the Parent Termination Fee or Company Termination Fee are to be paid or restricting or modifying the other rights of any Party hereunder, in the event of the valid termination of this Agreement under circumstances in which the Parent Termination Fee or Company Termination Fee are payable pursuant to this Section 7.3, it is agreed that each of such amount is liquidated damages, and not a penalty, and the payment thereof in such circumstances is supported by due and sufficient consideration; provided, that no payment of the Parent Termination Fee or Company Termination Fee shall be considered in lieu of, or a replacement or substitution for, damages incurred in the event of Willful and Material Breach or fraud.

7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the Parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Parent Stockholder Approval or Company Shareholder Approval has been obtained; provided, that after the Parent Stockholder Approval or Company Shareholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Parent or shareholders of the Company, as applicable, without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties in interest at the time of the amendment.

7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the Parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties set forth in this Agreement or any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions of the other Parties contained herein; provided, that after the Parent Stockholder Approval or Company Shareholder Approval, as applicable, has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Parent or shareholders of the Company, as applicable, without such further approval or adoption. Any agreement on the part of a Party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE 8

GENERAL PROVISIONS

8.1 Survival. This Article 8 and the agreements of the Company, Parent and Merger Sub contained in Article 2, Section 5.9 (Director and Officer Indemnification), Section 5.10 (Stock Exchange Listing), and Section 5.14 (Employee Matters) shall survive the consummation of the Merger. No other representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants or agreements of the Parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time, which shall survive to the extent expressly provided for therein.

8.2 Notices. Any notices or other communications to any Party required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in person, (b) on the fifth Business Day after dispatch by registered or certified mail, (c) on the next Business Day if transmitted by national overnight courier or (d) on the date delivered if sent by email (provided the sender does not receive an automatic bounce back of non-delivery), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the Party to receive such notice):

If to the Company, addressed to it at:

Olympic Steel, Inc.

22901 Millcreek Boulevard, Suite 650

Highland Hills, Ohio 44122

Attention:	Richard Manson
Email:	[***]

with a copy (which shall not constitute notice) to:

Jones Day

901 Lakeside Avenue

Cleveland, Ohio 44114

Attention:	Benjamin L. Stulberg; Jared P. Hasson
Email:	[***]

If to Parent or Merger Sub, addressed to it at:

Ryerson Holding Corporation

227 W. Monroe St. – 27th Floor

Chicago, Illinois 60606

Attention:	General Counsel
Email:	[***]

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Attention:	Cristopher Greer; Adam Turteltaub; Brian Hamilton; Thomas Sharkey
Email:	[***]

8.3 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between Parent or the Company, on the one hand, and a counterparty, on the other hand, that contains confidentiality provisions that are no less favorable in the aggregate to such counterparty than those contained in the Confidentiality Agreement with respect to Parent or the Company, as applicable; provided that such confidentiality agreement shall not include any provision calling for an exclusive right to negotiate with any Party; provided, however, that such confidentiality agreement shall not contain any “standstill” or similar provision that would prohibit making or amending a Competing Proposal to Parent or the Company, as applicable.

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Anti-corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial) which apply to the Company, Parent, or their respective Subsidiaries, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official or other Person to obtain a business advantage, including the FCPA, the U.K. Bribery Act of 2010 and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“associate” has the meaning set forth in Chapter 1704.01 of the OGCL.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means any date except Saturday or Sunday on which commercial banks are not required or authorized to close in New York, New York, United States.

“Company Credit Agreement” means that certain Third Amended and Restated Loan and Security Agreement, dated as of December 8, 2017, by and among the Lenders (as defined therein), Bank of America, N.A., as administrative agent, and the other parties party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to Parent and Merger Sub prior to the execution of this Agreement.

“Company Intellectual Property” means all Company Owned Intellectual Property together with all third party Intellectual Property used, held for use in or necessary to conduct the business of the Company and its Subsidiaries as currently conducted.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that Effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to a Company Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b), (c) and (d) of the below shall be so considered to the extent such Effect disproportionately impacts the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries in the same geographic regions: (a) changes or proposed changes in Law or other legal or regulatory conditions (or the interpretation or enforcement thereof) or changes or proposed changes in GAAP or other accounting standards (or the interpretation or enforcement thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Law (or the enforcement thereof) by any Governmental Entity, or any panel or advisory body empowered or appointed thereby, (b) changes in general economic, business or labor conditions, or changes in securities, credit or other financial markets, including interests rates or exchange rates, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which the Company or its Subsidiaries operate in the United States or globally, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage, acts of terrorism, government shutdown, lapse in appropriation or funding hiatus (or similar event), or civil unrest), changes due to natural or man-made disasters or any other national or international calamity, crisis or disaster or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, (d) any Tariff Event, (e) actions expressly required of the Company under this Agreement (or expressly permitted in Section 5.1 of the Company Disclosure Schedule) or taken at the written request of Parent (including any action taken in accordance with and subject to the terms of Section 5.6(c)), (f) the negotiation, execution, delivery, announcement, performance, pendency or consummation of this Agreement and the Merger, including (i) the identity of, or the effect of any fact or circumstance relating to, Parent, and (ii) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees due to the public announcement of this Agreement and the Merger, (g) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (h) changes in the trading price or trading volume of shares of Company Common Stock or any downgrade in the ratings of any indebtedness or debt securities of the Company or its Subsidiaries (provided that the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded hereunder), and (i) any failure by the Company or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts (including any analysts’ estimates or expectations) (provided that the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded hereunder).

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company and its Subsidiaries.

“Company Proprietary Software” means all Software included in the Company Owned Intellectual Property.

“Company Real Property Lease” means any lease, sublease, occupancy agreement or other agreement governing any Company Leased Real Property and any amendment, modification, guaranties and side letters relating thereto.

“Company Registered Intellectual Property” means any and all Company Owned Intellectual Property which consists of (a) applications or registrations of Patents, (b) applications or registrations of Trademarks, (c) applications or registrations of Copyrights and (d) Internet Domain Names.

“Company Stock Plan” means the Olympic Steel, Inc. Amended and Restated 2007 Omnibus Incentive Plan, as amended and/or restated from time to time.

“Company Tax Counsel” means Jones Day or such other nationally recognized Tax counsel reasonably acceptable to the Company and Parent.

“Company Tax Opinion” means a written opinion from Company Tax Counsel delivered to the Company in connection with the consummation of the Merger pursuant to Section 5.13(b), dated as of the Closing Date, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, Company Tax Counsel shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations and covenants set forth in the customary Tax representation letters obtained from Parent, Merger Sub and the Company pursuant to Section 5.13(b).

“Contract” means any legally binding agreements, arrangements, commitments, contracts, leases (whether for real or personal property), notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, purchase orders, letters of credit, settlement agreements, employment agreements, licenses and other obligations to which a Person is a party or to which any of the assets of such Person or its Subsidiaries are subject, whether oral or written, express or implied, including all amendments or modifications thereto.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or shares or as trustee or executor, by Contract or otherwise.

“Disclosure Schedules” means the Parent Disclosure Schedule and the Company Disclosure Schedule.

“Effect” means any change, event, occurrence or development.

“Environmental Claim” means any written notice of Proceeding, investigation, order, demand, or claim by any Person or entity alleging actual or potential liability (including actual or potential liability for investigatory costs, cleanup costs, response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to (a) the Release or threat of Release of or exposure of any Person to any Hazardous Materials, (b) circumstances forming the basis of any violation or alleged violation of any applicable Environmental Law, or (c) any other matters for which liability is imposed under Environmental Laws.

“Environmental Laws” means any and all applicable Laws, regulating or relating to pollution, protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants or other natural resources), and/or the protection of health and safety of persons from exposures to Hazardous Materials in the environment, including those relating to the manufacture, distribution or labeling of Hazardous Materials or products containing Hazardous Materials, or the handling, use, presence, generation, treatment, transportation, storage, disposal, Release or threatened Release of or human exposure to any Hazardous Material.

“Environmental Permits” means any permit, certificate, approval, identification number, license or other authorization required under an Environmental Law.

“Equity Interest” means any share, capital stock, partnership, member, membership, limited liability company or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any trade or business or Person (whether or not incorporated) that, together with such Person, is, or was at the relevant time, considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” means an amount in cash equal to the aggregate amount of all out-of-pocket fees, costs and other expenses (including legal fees, financial advisory fees, consultant fees, filing fees and travel expenses) that Parent or the Company as applicable has directly or indirectly paid or otherwise borne, in connection with this Agreement and the Transactions, up to a maximum of $10,000,000.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Official” means (a) any official, officer, employee, representative or any person acting in an official capacity for or on behalf of any Governmental Entity; (b) any political party or party official or candidate for political office; (c) any public international organization or any department or agency thereof; or (d) any Person or other entity owned in whole or in part, or controlled by any Person described in the foregoing clauses (a), (b) or (c) of this definition.

“Governmental Entity” means (a) any transnational, national, federal, state, county, municipal, local or foreign government, or subdivision thereof (including any governmental agency, branch, department, division, official, or entity, and any court or tribunal); (b) any entity owned in whole or in part by any transnational, national, federal, state, county, municipal, local or foreign government, or subdivision thereof; (c) any entity exercising or entitled to exercise executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, and (d) any arbitrator or arbitral body or panel of competent jurisdiction.

“group” has the meaning ascribed to it in the Exchange Act, except where the context otherwise requires.

“Hazardous Materials” means any chemicals, materials, wastes or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “hazardous constituents,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants,” “pollutants,” or “toxic pollutants,” under, or for which liability or standards of conduct are imposed pursuant to, any Environmental Law, including petroleum or petroleum by-products, asbestos or asbestos-containing materials or products, per- and polyfluoroalkyl substances, polychlorinated biphenyls (PCBs) radioactive materials, lead-based paints and radon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property” means all domestic and foreign intellectual property rights, including all (a) patents, utility models and industrial design registrations and applications (including any continuations, divisionals, continuations-in-part, provisionals, renewals, reissues, re-examinations and applications for any of the foregoing) (“Patents”), (b) trademarks, service marks, trade names, trade dress, logos, slogans, corporate names, brand names and other source or origin indicators, in each case together with all goodwill associated with any of the foregoing, and all applications and registrations in connection therewith (“Trademarks”), (c) rights associated with the registration, ownership, or use of any internet domain name, together with any rights in such internet domain name and any account associated therewith (“Internet Domain Names”), (d) rights associated with the registration, ownership, or use of an account with a proprietor of an internet-based application or Web site that facilitates the creation and exchange of user-generated content, such as Facebook, X, Pinterest, TikTok, or Instagram, (e) copyrights, works of authorship, mask works, and all renewals, registrations and applications in connection therewith, Software, and moral rights (“Copyrights”), (f) trade secrets and other intellectual property rights in confidential and proprietary information (including ideas, know-how, formulas, compositions, processes and techniques, research and development information, data, designs, drawings, specifications, research records, records of inventions, test information, financial, marketing and business data, pricing and cost information, business and marketing plans and proposals and customer and supplier lists and information) (“Trade Secrets”), (g) all other intellectual property rights or proprietary rights which subsist in any part of the world; and (h) all tangible embodiments of the foregoing.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means (a) all computer hardware (including peripherals and ancillary equipment and network and telecommunications equipment), Software, servers, workstations, routers, hubs, switches, databases, circuits, networks, data communications lines and all other information technology equipment and infrastructure and (b) associated user manuals and other related documentation.

“Joint Proxy Statement” means a proxy statement or similar disclosure document or circular relating to the Company Shareholders Meeting and the Parent Stockholders Meeting.

“Knowledge” and “known” means the actual knowledge of the officers of the Company set forth in Section 8.3(a) of Company Disclosure Schedule or of the officers of Parent set forth in Section 8.3(a) of the Parent Disclosure Schedule, as the case may be.

“Law” means any federal, state, provincial, municipal, local or foreign law, common law, statute, code, ordinance, rule, regulation, and any legally-binding order, judgment, writ, stipulation, award, injunction, decree or arbitration award of any applicable Governmental Entity having the effect of law.

“Lien” means any lien, mortgage, pledge, conditional or installment sale (or lease in the nature thereof) agreement, encumbrance, defect in title, covenant, condition, restriction, charge, option, right of first refusal, right of first offer, lease, sublease, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset). For the avoidance of doubt, Liens shall not include non-exclusive licenses of Intellectual Property.

“NASDAQ” means the NASDAQ Stock Market LLC.

“NYSE” means the New York Stock Exchange.

“Order” means any order, writ, injunction, decree, circular, judgment, award, settlement or stipulation issued, promulgated, made, rendered, of, by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Other Covered Party” means any political party or party official, or any candidate for political office.

“Parent Disclosure Schedule” means the disclosure schedule delivered by Parent to the Company prior to the execution of this Agreement.

“Parent Intellectual Property” means all Parent Owned Intellectual Property together with all third party Intellectual Property used, held for use in or necessary to conduct the business of Parent and its Subsidiaries as currently conducted.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that Effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to a Parent Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b), (c) and (d) of the below shall be so considered to the extent such Effect disproportionately impacts Parent and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries in the same geographic regions: (a) changes or proposed changes in Law or other legal or regulatory conditions (or the interpretation or enforcement thereof) or changes or proposed changes in GAAP or other accounting standards (or the interpretation or enforcement thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Law (or the enforcement thereof) by any Governmental Entity, or any panel or advisory body empowered or appointed thereby, (b) changes in general economic, business or labor conditions, or changes in securities, credit or other financial markets, including interests rates or exchange rates, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which Parent or its Subsidiaries operate in the United

States or globally, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage, acts of terrorism, government shutdown, lapse in appropriations or funding hiatus (or similar event), or civil unrest), changes due to natural or man-made disasters or any other national or international calamity, crisis or disaster or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, (d) any Tariff Event, (e) actions expressly required of Parent (or expressly permitted in Section 5.2 of the Parent Disclosure Schedule) under this Agreement or taken at the written request of the Company (including any action taken in accordance with and subject to the terms of Section 5.6(c)), (f) the negotiation, execution, delivery, announcement, performance, pendency or consummation of this Agreement and the Merger, including (i) the identity of, or the effect of any fact or circumstance relating to, the Company, and (ii) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees due to the public announcement of this Agreement and the Merger, (g) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (h) changes in the trading price or trading volume of shares of Parent Common Stock or any downgrade in the ratings of any indebtedness or debt securities of Parent or its Subsidiaries (provided that the underlying cause of such failure may be taken into account in determining whether a Parent Material Adverse Effect has occurred to the extent not otherwise excluded hereunder), and (i) any failure by Parent or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts (including any analysts’ estimates or expectations) (provided that the underlying cause of such failure may be taken into account in determining whether a Parent Material Adverse Effect has occurred to the extent not otherwise excluded hereunder).

“Parent Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by Parent and its Subsidiaries.

“Parent Proprietary Software” means all Software included in the Parent Owned Intellectual Property.

“Parent Real Property Lease” means any lease, sublease, occupancy agreement or other agreement governing any Parent Leased Real Property and any amendment, modification, guaranties and side letters relating thereto.

“Parent Registered Intellectual Property” means any and all Parent Owned Intellectual Property which consists of (a) applications or registrations of Patents, (b) applications or registrations of Trademarks, (c) applications or registrations of Copyrights and (d) Internet Domain Names.

“Parent Stock Plan” means the Second Amended and Restated Parent Omnibus Incentive Plan, as amended from time to time.

“Parent Tax Counsel” means Willkie Farr & Gallagher LLP or such other nationally recognized Tax counsel reasonably acceptable to the Company and Parent.

“Parent Tax Opinion” means a written opinion from Parent Tax Counsel delivered to Parent in connection with the consummation of the Merger pursuant to Section 5.13(b), dated as of the Closing Date, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, Parent Tax Counsel shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations and covenants set forth in the customary Tax representation letters obtained from Parent, Merger Sub and the Company pursuant to Section 5.13(b).

“Party” and “Parties” means Parent, Merger Sub and the Company, collectively or individually as the context may require.

“Permitted Liens” means (a) Liens for current Taxes, or governmental assessments, charges or claims of payment not yet past due, or the amount or validity of which is being contested in good faith by appropriate

Proceedings and for which adequate reserves in accordance with GAAP have been established in the latest financial statements of Parent included in the Parent SEC Documents or the Company included in Company SEC Documents, as the case may be, (b) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business consistent with past practice for sums not yet due and payable, (c) matters of record, matters that would be revealed by a current, accurate survey of real property or a physical inspection thereof, Liens and other imperfections of title that do not secure or evidence indebtedness and do not and would not reasonably be expected to, individually or in the aggregate, materially impair the value or continued ownership, use and operation of the assets to which they relate, (d) restrictions on transfers under applicable securities Laws, (e) zoning, building codes and other land use Laws regulating the use or occupancy of the applicable real property or the activities conducted thereon, which are imposed by any governmental authority having jurisdiction over such real property, which are not violated in any material respect by the current use or occupancy of such real property or the operation of the business thereon, (f) with respect to any leased real property, statutory or contractual landlord’s or lessor’s liens and (g) Liens incurred pursuant to the Company Credit Agreement.

“Person” means an individual, corporation (including not-for profit), limited company, limited liability company, partnership, association, estate, trust, unincorporated organization, Governmental Entity, or other entity or group of any kind or nature.

“Personal Information” means any information that relates, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, to an identified or identifiable individual or that constitutes “personal information,” “personal data,” “personally identifiable information,” or any similar term under any applicable Law.

“Proceeding” means any claim, complaint, charge, demand, assessment, litigation, injunction, suit, action, proceeding, arbitration, mediation, audit, hearing, inquiry or administrative proceeding (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted or heard by or before or otherwise involving, any Governmental Entity.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping, disposing or other release into, or migrating through, soil, air, water, groundwater, wetland or any other environmental medium.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, accountants, legal counsel, financial advisors, consultants and other advisors and representatives.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means all (a) computer programs (including any and all software, firmware, or implementation of algorithms, models and methodologies whether in source code, executable code, or object code), (b) APIs; (c) assemblers and compilers; (d) data files, (e) software libraries; (f) device drivers; (g) databases and database schema and compilations (including any and all data and collections of data, whether machine readable or otherwise), (h) all programming notes, flow-charts and other work product used to design and develop any of the foregoing, and (i) documentation (including user manuals and training materials) relating to any of the foregoing.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Tariff Event” means changes in interest, currency or exchange rates, commodity prices, tariffs, anti-dumping or countervailing duties, surtaxes or any trade wars or worsening of the foregoing.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated filing, declaration, forms, statements or similar documents filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules or attachments thereto and any amendments thereof.

“Taxes” means any and all U.S. federal, state and local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other charges and fees of any kind whatsoever similar to, or in the nature of, a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including any income, franchise, windfall or other profits, gross receipts, occupation, severance, disability, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, and license, registration documentation fees, alternative or add-on minimum or estimated taxes.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.

“Willful and Material Breach” means (a) with respect to any material breach of a representation and warranty, that the breaching Party had Knowledge of such breach as of the date of this Agreement and (b) with respect to any material breach of a covenant or other agreement, that the breaching Party took or failed to take action with Knowledge that the action so taken or omitted to be taken constituted a material breach of such covenant or agreement.

8.4 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.5 Severability. If any term or other provision (or part thereof) of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions (or part thereof) of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

8.6 Entire Agreement. This Agreement (together with the Exhibits, the Parent Disclosure Schedules, the Company Disclosure Schedules and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof. Notwithstanding anything to the contrary in this Agreement, the Parent Disclosure Schedules, the Company Disclosure Schedules, schedules and similar documents and instruments delivered pursuant to this Agreement shall not be deemed part of this Agreement for purposes of the OGCL, but shall have the effects provided in this Agreement otherwise (including with respect to this Section 8.6).

8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

8.8 No Third Party Beneficiaries. Parent, Merger Sub and the Company hereby agree that their respective representations, warranties and covenants set forth herein shall be binding upon and inure solely to the benefit of the Parties and their respective successors and assigns, and nothing in this Agreement, express or implied, other than Section 5.9, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including the right to rely upon the representations and warranties set forth herein. The Parties further agree that the rights of third-party beneficiaries under Section 5.9 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the Knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

8.9 Mutual Drafting; Interpretation. Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The words “made available to Parent” or “made available to the Company”, as applicable, and words of similar import refer to documents (a) posted to the data room maintained by Parent or the Company or their respective Representatives, as applicable in connection with the Transactions, (b) delivered in person or electronically to Parent and Merger Sub or the Company or any of their respective Representatives, as applicable, or (c) that are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case, at least one Business Day prior to the date of this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. In this Agreement, when determining whether an item is “material” to Parent or the Company, the term “material” shall be interpreted to mean, as applicable, “material to the business of Parent and its Subsidiaries, taken as a whole” or “material to the business of the Company and its Subsidiaries, taken as a whole.”

8.10 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Law of the State of Delaware without regard to the conflict of law principles thereof. Notwithstanding the foregoing (i) the matters contained in Article 1 and Article 2 shall be governed by the OGCL, including matters relating to the filing of the Certificate of Merger and the effects of the Merger, and (ii) all matters relating to the fiduciary duties of the Company Board (clauses (i) and (ii) together, the “Ohio Law Matters”) shall be governed and construed in accordance with the laws of the State of Ohio, in each case without regard to the conflict of law principles thereof to the extent that such principles would direct a matter to another jurisdiction.

(b) Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, (i) for all matters other than the Ohio Law Matters, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, in the event such court does not have jurisdiction, Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, and (ii) for the Ohio Law Matters, to the court of Common Pleas, Commercial Docket, Cuyahoga County, Ohio, or in the event such court does not have jurisdiction, a Federal Court of the United States sitting in Cuyahoga County, Ohio, in each case in any Proceeding arising out of or relating to this Agreement or the Transactions, and each of the Parties hereby irrevocably and unconditionally (A) agrees not to commence any such Proceeding except in such courts, (B) agrees that any claim in respect of any such Proceeding may be heard and determined in such Delaware or Ohio State court (as applicable) or, to the extent permitted by Law, in such Federal court, (C) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such Delaware or Ohio State or Federal court (as applicable), and (D) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such Delaware or Ohio State or Federal court (as applicable). Each of the Parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 8.2. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.10(c).

8.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Party, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by portable document format (.PDF) or other electronic transmission shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

8.12 Specific Performance. The Parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required by the Parties hereunder to consummate the Transactions), irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and accordingly, (a) the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at Law or in equity, (b) the Parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (c) the Parties will waive, in any action for specific performance, the defense of adequacy of a remedy at Law. The Company’s or Parent’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such Party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the other Party in the case of a breach of this Agreement involving a Willful and Material Breach.

8.13 Disclosure Schedules. The Parties acknowledge and agree that (a) the inclusion of any items or information in the Disclosure Schedules that are not required by this Agreement to be so included is solely for the convenience of Parties, (b) the disclosure by the Parties of any matter in the Disclosure Schedules shall not be deemed to constitute an acknowledgement by any Party that the matter is required to be disclosed by the terms of this Agreement or that the matter is material or significant or that such item has had or would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, and the disclosure therein of any allegations with respect to any alleged breach, violation or default under any contractual or other obligation, or any law, is not an admission that such breach, violation or default has occurred, (c) if any section of the Disclosure Schedules lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedules or the statements contained in any Section of this Agreement reasonably apparent on the face of such disclosure, the matter shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedules, (d) except as provided in clause (c) above, headings have been inserted in the Disclosure Schedules for convenience of reference only, (e) the Disclosure Schedules are qualified in their entirety by reference to specific provisions of this Agreement (f) the Disclosure Schedules and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Parties except as and to the extent provided in this Agreement, and (g) in disclosing such information, the disclosing Party does not waive, and expressly reserves any rights under, any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed therein.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

OLYMPIC STEEL, INC.

By:	/s/ Richard T. Marabito
Name: Richard T. Marabito
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

RYERSON HOLDING CORPORATION

By:	/s/ Edward Lehner
Name: Edward Lehner
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

CRIMSON MS CORP.

By:	/s/ Edward Lehner
Name: Edward Lehner
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

October 28, 2025

The Board of Directors

Ryerson Holding Corporation

227 W. Monroe St., 27th Floor

Chicago, Illinois 60606

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Ryerson Holding Corporation, a Delaware corporation (the “Company”), of the Exchange Ratio (as defined below) in the proposed merger (the “Transaction”) of Crimson MS Corp., an Ohio corporation and a direct wholly-owned subsidiary of the Company (“Merger Sub”), with Olympic Steel, Inc., an Ohio corporation (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger, dated as of October 28, 2025 (the “Agreement”), among the Company, Merger Sub, and the Merger Partner, the Merger Partner will merge with Merger Sub, with the Merger Partner continuing as the surviving corporation and a direct wholly-owned subsidiary of the Company, and each outstanding share of common stock, without par value, of the Merger Partner (the “Merger Partner Common Stock”), other than shares of Merger Partner Common Stock held in treasury or owned by the Company, Merger Sub or any direct or indirect wholly-owned subsidiary of the Company, Merger Sub or the Merger Partner, will be converted into the right to receive 1.7105 shares (the “Exchange Ratio”) of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”).

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Merger Partner and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the managements of the Merger Partner and the Company relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of the Exchange Ratio to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Merger Partner Common Stock or the Company Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and with Platinum Equity Advisors LLC (“Platinum”), a significant shareholder of the Company, for which we and such affiliates have received customary compensation. Such services during such period for the Company have included acting as joint lead arranger and bookrunner on the Company’s credit facility in June 2024, and such services during such period for Platinum have included providing loan syndication, debt underwriting, and financial advisory services to Platinum portfolio companies. During the two years preceding the date of this letter, neither we nor our affiliates have had any material financial advisory or other material commercial or investment banking relationships with the Merger Partner. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with BlackRock, Inc. (“BlackRock”), the parent company of BlackRock Fund Advisors, a significant shareholder of the Merger Partner, for which we and such affiliates have received customary compensation. Such services during such period for BlackRock have included acting as sole arranger on a BlackRock credit facility in April 2025, as joint lead bookrunner on offerings of debt securities of BlackRock and certain of its subsidiaries in March 2024, July 2024 and March 2025, and as financial advisor to BlackRock in connection with shareholder activism defense in July 2025. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Platinum portfolio companies and Blackrock, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company, the Merger Partner, and BlackRock. In the ordinary course of our businesses, we and our affiliates actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, the Merger Partner and BlackRock for our own account or for the accounts of customers and, accordingly, we are likely at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities LLC

J.P. MORGAN SECURITIES LLC

Annex C

CONFIDENTIAL

October 28, 2025

Board of Directors

Olympic Steel, Inc.

5096 Richmond Road

Bedford Heights, Ohio 44146

Members of the Board of Directors:

We understand that Olympic Steel, Inc. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Ryerson Holding Corporation (the “Counterparty”) pursuant to which the Company would be acquired by the Counterparty in an all-stock transaction in which the Company’s stockholders would receive 1.7105 shares of the Counterparty’s common stock in exchange for each share of the Company’s common stock (the “Exchange Ratio”), except with respect to any Excluded Shares, as defined in the Agreement. We understand that, as part of the Proposed Transaction, Company stockholders otherwise entitled to fractional shares of the Counterparty’s common stock will instead be entitled to receive from the Exchange Agent, as defined in the Agreement, a cash payment in lieu of such fractional shares. We understand that, as a result of the Proposed Transaction, the holders of the Company’s common stock would hold approximately 37.0% of the outstanding common stock of the Counterparty. The terms and conditions of the Proposed Transaction are set forth in more detail in an Agreement and Plan of Merger (the “Agreement”), to be entered into by and among the Company, the Counterparty and a special purpose merger entity formed by the Counterparty. The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders of the Exchange Ratio in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction, the trading price of the Counterparty’s common stock following the consummation of the Proposed Transaction, or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration to be received by the stockholders of the Company in the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of October 28, 2025, and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company and the Counterparty that we believe to be relevant to our analysis, including their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2024 and Quarterly Reports on Form 10-Q for the fiscal quarters ended in 2025; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company; (4) financial and operating information with respect to the business, operations and prospects of the Counterparty furnished to us by the Counterparty, including financial projections of the Counterparty, along with certain adjustments thereto provided to us by the management of the Company; (5) the trading histories of the Company’s and the Counterparty’s common stock and a comparison of those trading histories with those of other companies that we deemed relevant; (6) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including cost savings, operating synergies and other strategic benefits expected by the management of the Company to result from a combination of the businesses (the “Expected Synergies”); (7) the relative contributions of the Company and the Counterparty to the historical and future financial performance of the combined company on a pro forma basis; (8) a comparison of the historical financial results and present financial condition of the Company and the Counterparty with each other and with those of other companies that we deemed relevant; and (9) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant. We have also, and in connection with certain of the foregoing analyses, considered the approximately 37.0% ownership interest that the current holders of the Company’s common stock would hold in the pro forma combined company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects, as well as those of the Counterparty, and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company and of the Counterparty, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, and that the Company and the Counterparty will perform substantially in accordance with such projections. Furthermore, upon the advice of the Company, we have assumed that the amounts and timing of the Expected Synergies arising from the Proposed Transaction are reasonable and that such Expected Synergies will be realized in accordance with such estimates. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or of the Counterparty and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or of the Counterparty. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the prices at which shares of common stock of the Company or of the Counterparty would trade following the announcement of the Proposed Transaction, or the prices at which shares of common stock of the Counterparty would trade following the consummation of the Proposed Transaction. Our opinion should not be viewed as providing any assurance that the market value of the shares of common stock of the Counterparty to be held by the stockholders of the Company after the consummation of the Proposed Transaction will be in excess of the market value of common stock of the Company owned by such stockholders at any time prior to the announcement or consummation of the Proposed Transaction.

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, other than with respect to any Excluded Shares (as defined in the Agreement), the Exchange Ratio in the Proposed Transaction is fair to the stockholders of the Company from a financial point of view.

We are acting as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse certain of our expenses and indemnify us for certain liabilities that may arise out of our engagement and the rendering of this opinion. We have performed certain financial services for the Company and the Counterparty in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we or certain of our affiliates have (i) acted as a counterparty to an interest rate swap trade with the Company, from which we have derived revenue of less than $70,000, (ii) served as the documentation agent for the Company’s $625 million revolving credit facility, maturing April 2030, to which facility we have committed up to $110 million in potential borrowings, (iii) acted as a counterparty to foreign exchange trades with the Counterparty, from which we have derived revenue of less than $115,000, and (iv) served as the co-documentation agent for the Counterparty’s $1.3 billion revolving credit facility, maturing June 2027, to which facility we have committed up to $110 million in potential borrowings.

KeyBanc Capital Markets does not have a direct financial interest in the Company or in the Counterparty. KeyBanc Capital Markets and its affiliates engage in a range of investment banking advisory, corporate and municipal finance, real estate advisory, merchant banking services and equity research coverage and have in the past and may in the future represent, or hold a principal position in, a party with an interest in the matters of the Proposed Transaction. KeyBanc Capital Markets and/or its affiliates could participate in the financing of the combined company in the future, and would earn fees and interest in connection with such participation.

This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction.

This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction. We have reviewed the findings of our work described herein with KeyBanc Capital Markets’ Valuation and Fairness Opinion Committee (the “Valuation Committee”), and the Valuation Committee has approved the issuance of the Opinion.

Very truly yours,

/s/ KeyBanc Capital Markets Inc.

KEYBANC CAPITAL MARKETS INC.

Annex D

October 28, 2025

Olympic Steel, Inc.

22901 Millcreek Blvd., Suite 650

Highland Hills, OH 44122

Attn: Board of Directors

Dear Members of the Board:

We understand that Olympic Steel, Inc. (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) among Ryerson Holding Corporation (“Parent”), Crimson MS Corp., a wholly owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which, among other things, (a) Merger Sub will merge with the Company (the “Merger”), (b) each outstanding share of common stock, par value $0.01 per share (“Company Common Stock”), of the Company will be converted into the right to receive 1.7105 (the “Exchange Ratio”) shares of common stock, par value $0.01 per share (“Parent Common Stock”), of Parent, and (c) the Company will become a wholly owned subsidiary of Parent.

The Board of Directors (the “Board”) of the Company has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Exchange Ratio provided for in the Merger pursuant to the Agreement is fair, from a financial point of view, to the holders of Company Common Stock.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the execution version, dated October 28, 2025, of the Agreement;

2.	reviewed certain publicly available business and financial information relating to the Company and Parent that we deemed to be relevant;

3.

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company and Parent made available to us by the Company and Parent, including financial projections prepared by the management of the Company relating to the Company (the “Company Projections”) and financial projections prepared by the management of Parent relating to Parent (the “Parent Projections”);

4.

spoken with certain members of the managements of the Company and Parent and certain of their representatives and advisors regarding the respective businesses, operations, financial condition and prospects of the Company and Parent, the Merger and related matters;

5.	compared the financial and operating performance of the Company and Parent with that of other companies with publicly traded equity securities that we deemed to be relevant;

6.	considered publicly available financial terms of certain transactions that we deemed to be relevant;

7.

reviewed the current and historical market prices and trading volume for certain of the Company’s and Parent’s publicly traded equity securities and the current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant; and

111 South Wacker Drive, 37th Floor, Chicago, Illinois 60606 312.456.4700 HL.com

Broker- dealer services through Houlihan Lokey Capital, Inc.

D-1

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8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. Management of the Company has advised us, and we have at your direction assumed, that the Company Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company. In addition, at your direction, we have assumed that the Parent Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Parent as to the future financial results and condition of Parent. At your direction, we have assumed that the Company Projections and the Parent Projections provide a reasonable basis on which to evaluate the Company, Parent and the Merger and we have, at your direction, used and relied upon the Company Projections and the Parent Projections for purposes of our analyses and this Opinion. We express no view or opinion with respect to the Company Projections, the Parent Projections or the respective assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or Parent since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger will be satisfied without waiver thereof, and (d) the Merger will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have also assumed that the Merger will qualify, for federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have relied upon and assumed, without independent verification, that (i) the Merger will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company or Parent, or otherwise have an effect on the Merger, the Company or Parent or any expected benefits of the Merger that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, Parent or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or Parent is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or Parent is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from third parties with respect to the Merger, the securities, assets,

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businesses or operations of the Company, Parent or any other party, or any alternatives to the Merger, or (b) advise the Board, the Company or any other party with respect to alternatives to the Merger. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any view or opinion as to what the value of the Parent Common Stock actually will be when issued pursuant to the Merger or the price or range of prices at which the Company Common Stock or Parent Common Stock may be purchased or sold, or otherwise be transferable, at any time. We have assumed that the Parent Common Stock to be issued in the Merger to holders of Company Common Stock will be listed on the New York Stock Exchange.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Merger and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, the Company any security holder or any other party as to how to act or vote with respect to any matter relating to the Merger or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, or any other party that may be involved in the Merger and their respective affiliates or security holders or any currency or commodity that may be involved in the Merger.

Houlihan Lokey and certain of its affiliates have in the past provided, and are currently providing, investment banking, financial advisory and/or other financial or consulting services to Platinum Equity LLC (“Platinum Equity”), or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, Platinum Equity (collectively, with Platinum Equity, the “Platinum Equity Group”), for which Houlihan Lokey and its affiliates have received, and expect to receive, compensation, including, among other things, (i) having acted as financial advisor to Cision Ltd., a member of the Platinum Equity Group, in connection with certain financing transactions, which transactions closed in April 2025, (ii) having acted as financial advisor to an affiliate of Platinum Equity in connection with the acquisition of Rise Baking Company, which transaction closed in November 4, 2024, and (iii) currently providing investment banking and financial advisory services to a portfolio company of the Platinum Equity Group in connection with a potential transaction. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to members of the Platinum Equity Group, the Company, Parent, other participants in the Merger or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Platinum Equity, other participants in the Transaction or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with members of the Platinum Equity Group, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, members of the Platinum Equity Group, the Company, Parent, other participants in the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Houlihan Lokey has also acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Merger and will receive a fee for such services, a substantial portion

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of which is contingent upon the consummation of the Merger. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Merger. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Merger or otherwise (other than the Exchange Ratio to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available for the Company, Parent or any other party, (v) the fairness of any portion or aspect of the Merger to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Merger, (vii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger, any class of such persons or any other party, relative to the Exchange Ratio or otherwise. Furthermore, we are not expressing any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, the Company and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to the Company, Parent, the Merger or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Merger pursuant to the Agreement is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

/s/ Houlihan Lokey Capital, Inc.

HOULIHAN LOKEY CAPITAL, INC.